As filed with the Securities and Exchange Commission
                              on August 26, 1997.


                       Securities Act File No. __________


--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM N-14

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /_x_ /

                      Pre-Effective Amendment No. /_____/

                      Post-Effective Amendment No. /_____/

                        SCUDDER INTERNATIONAL FUND, INC.
               (Exact Name of Registrant as Specified in Charter)

                       345 Park Avenue, New York, NY 10154
               (Address of Principal Executive Offices) (Zip Code)

                                 (617) 295-2567
                  (Registrant's Area Code and Telephone Number)

                                 with copies to:

   Paula M. Gaccione, Esq.                     Sheldon A. Jones, Esq.
   Scudder, Stevens & Clark, Inc.              Dechert Price & Rhoads
   345 Park Avenue                             Ten Post Office Square - South
   New York, NY  10154                         Boston, MA  02109-4603

                  Approximate Date of Proposed Public Offering:
                          As soon as practicable after
                 this Registration Statement becomes effective.


--------------------------------------------------------------------------------

  It is proposed that this filing will become effective on September 25, 1997 pursuant to Rule 488(a) under the Securities Act of 1933.

--------------------------------------------------------------------------------

No filing fee is required because the Registrant has previously registered an indefinite number of its shares under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. The notice required by such Rule for the Registrant's fiscal year ended March 31, 1997 was filed on May 29, 1997.

                              CROSS REFERENCE SHEET
            Pursuant to Rule 481(a) Under the Securities Act of 1933

Item of Form N-14                                                Location in the Prospectus
-----------------                                                --------------------------

PART A


1.    Beginning of Registration Statement and Outside Front      Cross Reference Sheet; Notice of Special Meeting
     Cover Page of Prospectus                                    of Stockholders

2.   Beginning and Outside Back Cover Page of Prospectus         Table of Contents


3.   Fee Table, Synopsis Information, and Risk Factors           Synopsis - Fees and Expenses; Special
                                                                 Considerations and Risk Factors

4.   Information About the Transactions                          Synopsis - The Proposed Reorganization

5.   Information About the Registrant                            Synopsis; Special Considerations and Risk
                                                                 Factors; Additional Information

6.   Information About the Company Being Acquired                Synopsis; Special Considerations and Risk
                                                                 Factors; Additional Information

7.   Voting Information                                          Notice of Special Meeting of Stockholders;
                                                                 Introduction

8.   Interest of Certain Persons and Experts                     Special Considerations and Risk Factors

9.   Additional Information Required for Reoffering by           (Not Applicable)
     Persons Deemed to be Underwriters

PART B                                                           Statement of Additional Information Caption

10.  Cover Page                                                  Outside Cover Page

11.  Table of Contents                                           Table of Contents

12.  Additional Information about the Registrant                 Incorporation of Documents by Reference in
                                                                 Statement of Additional Information
13.  Additional Information about the Company Being              Not Applicable
     Acquired
14.  Financial Statements                                        Exhibits to Statement of Additional Information

PART C

15 - 17                                                          Information required to be included in Part C is
                                                                 set forth under the appropriate Item, so numbered,
                                                                 in Part C of this Registration Statement.


                                     PART A

             INFORMATION REQUIRED IN THE PROXY STATEMENT/PROSPECTUS

                        SCUDDER INSTITUTIONAL FUND, INC.

                                 IMPORTANT NEWS
                                                             SEPTEMBER [ ], 1997
     FOR SCUDDER FUND STOCKHOLDERS

          While we encourage you to read the full text of the enclosed proxy statement, here's a brief overview of some matters affecting your Fund which require a stockholder vote.

                          Q & A: QUESTIONS AND ANSWERS

Q.   WHAT IS HAPPENING?

A.   You are  being  asked to vote on an  Agreement  and Plan of  Reorganization whereby all or substantially all of the assets of your Fund would be transferred in a tax-free reorganization to Scudder International Fund, a series of Scudder International Fund, Inc., in exchange for shares of stock of the Barrett International Shares class of Scudder International Fund. If the Agreement and Plan of Reorganization is approved and consummated, you would no longer be a stockholder of the Fund, but would become a stockholder of the Barrett International Shares class of Scudder International Fund, which has substantially similar investment objectives and policies as your Fund. The following pages give you additional information on the proposed reorganization and several other matters you are being asked to vote on.

Q.   WHAT ELSE AM I BEING ASKED TO VOTE ON?

A. Scudder, Stevens & Clark, Inc. ("Scudder"), your Fund's investment manager, has agreed to form an alliance with Zurich Insurance Company ("Zurich"). Zurich is a leading international insurance and financial services organization. As a result of the proposed alliance, there will be a change in ownership of Scudder. In order for Scudder to continue to serve as investment manager of your Fund, it is necessary for the Fund's stockholders to approve a new investment management agreement. A vote is also being sought for the election of Directors to serve on the Board of Directors of the Corporation listed above and for the ratification of the selection of the Fund's accountants. With the exception of the ratification of the selection of the Fund's accountants, you are being asked to vote on these additional matters in the event that the proposed reorganization is not approved. The Board members of your Fund, including those who are not affiliated with the Fund or Scudder, recommend that you vote FOR these proposals.

Q. WHY AM I BEING ASKED TO VOTE ON THE PROPOSED NEW INVESTMENT MANAGEMENT AGREEMENT?

A. The Investment Company Act of 1940, which regulates investment companies such as the Fund, requires a vote whenever there is a change in control of a fund's investment manager. Zurich's alliance with Scudder will result in such a change of control and requires a Fund stockholder vote on a new investment management agreement with the Fund.

Q.   HOW WILL THE SCUDDER-ZURICH ALLIANCE AFFECT ME AS A FUND STOCKHOLDER?

A. Your Fund and your Fund's investments will not change as a result of the Scudder-Zurich alliance (except to the extent the proposed reorganization noted above is approved). The terms of the new investment management agreement are the same in all material respects as the current investment management agreement. Similarly, the other service arrangements between your Fund and Scudder will not be affected. You should continue to receive the same level of services that you have come to expect from Scudder over the years. If stockholders do not approve the new investment management agreement, the current investment management agreement will terminate upon the closing of the Scudder-Zurich transaction and the Board of Directors will take such action as it deems to be in the best interests of your Fund and its stockholders.

Q.   WHY HAS SCUDDER DECIDED TO ENTER INTO THIS ALLIANCE?

A. Scudder believes that the Scudder-Zurich alliance will enable Scudder to enhance its capabilities as a global asset manager. Scudder further believes that the alliance will enable it to enhance its ability to deliver the level of services currently provided to you and your Fund and to fulfill its obligations under the new investment management agreement consistent with current practices.

Q.   WILL THE INVESTMENT MANAGEMENT FEES BE THE SAME?

A. The investment management fees will not change as a result of the Scudder-Zurich transaction. If the proposed reorganization is approved, the investment management fees will change as described more fully in this proxy statement.

Q.   WILL I CONTINUE TO BE ABLE TO PURCHASE SHARES WITHOUT ANY SALES LOAD?

A. Yes, you will be able to continue to purchase shares of your Fund without any sales load.

Q.   HOW DO THE BOARD MEMBERS OF MY FUND RECOMMEND THAT I VOTE?

A. After careful consideration, the Board members of your Fund, including those who are not affiliated with the Fund or Scudder, recommend that you vote in favor of all the proposals on the enclosed proxy card.

Q.   WHOM DO I CALL FOR MORE INFORMATION?

A. Please call Shareholder Communications Corporation, your Fund's information agent, at 1-800-733-8481 ext. 488.

Q. WILL THE FUND PAY FOR THE PROXY SOLICITATION AND LEGAL COSTS ASSOCIATED WITH THESE TRANSACTIONS?

A.   No, Scudder will bear these costs.

                              ABOUT THE PROXY CARD

          If you have more than one account in the Fund in your name at the same address, you will receive separate proxy cards for each account but only one proxy statement for the Fund. Please vote all issues on each proxy card that you receive.

               THANK YOU FOR MAILING YOUR PROXY CARD(S) PROMPTLY.

                        SCUDDER INSTITUTIONAL FUND, INC.


                                                                 345 Park Avenue
                                                        New York, New York 10154
                                                                  1-800-349-4281

                                                            September [  ], 1997

Dear Stockholders:

     A Special Meeting of Stockholders (the "Special Meeting") of Scudder Institutional Fund, Inc. ("Institutional Fund Inc."), the sole active series of which is the Institutional International Equity Portfolio ("International Equity Portfolio"), will be held at [time], Eastern time, on [day, date], 1997, at the offices of Scudder, Stevens & Clark, Inc. ("Scudder"), 25th Floor, 345 Park Avenue (at 51st Street), New York, New York 10154. Stockholders who are unable to attend this meeting are strongly encouraged to vote by proxy, which is customary in corporate meetings of this kind. A Proxy Statement/Prospectus regarding the Special Meeting, a proxy card for your vote at the meeting and an envelope - postage prepaid - in which to return your proxy card are enclosed.

     As you read in the Questions and Answers (Q&A) on the outside cover, you are being asked to vote on an Agreement and Plan of Reorganization whereby all or substantially all of the assets of the International Equity Portfolio would be transferred in a tax-free reorganization to Scudder International Fund, a series of Scudder International Fund, Inc., in exchange for shares of stock of the Barrett International Shares class of Scudder International Fund. If the Agreement and Plan of Reorganization is approved and consummated, you would no longer be a stockholder of the International Equity Portfolio, but would become a stockholder of the Barrett International Shares class of Scudder International Fund, which has substantially similar investment objectives and policies as the International Equity Portfolio.

     In addition, Scudder has agreed to form an alliance with Zurich Insurance Company ("Zurich"). Zurich is a leading international insurance and financial services organization. (More information about Zurich can be found inside the Proxy Statement/Prospectus.) Because of the Scudder-Zurich alliance, it is necessary for the International Equity Portfolio's stockholders to approve a new investment management agreement. You are being asked to approve the new investment management agreement in the event that the proposed reorganization is not approved.

     You are also being asked to vote for the election of Directors to serve on the Board of Directors of Institutional Fund Inc. and for the ratification of the selection of the International Equity Portfolio's accountants. You are being asked to vote for the election of Directors in the event that the proposed reorganization is not approved.

     The Board members of your Fund believe that each of the proposals set forth in the Notice of Meeting for your Fund is important and recommend that you read the enclosed materials carefully and then vote FOR all proposals.

     Since all of the funds for which Scudder acts as investment manager are required to conduct shareholder meetings, if you own shares of more than one fund, you will receive more than one proxy card. Please sign and return each proxy card you receive.

     Your vote is important. Please take a moment now to sign and return your proxy card(s) in the enclosed postage-paid return envelope. If we do not receive your signed proxy card(s) after a reasonable amount of time you may receive a telephone call from our proxy solicitor, Shareholder Communications Corporation, reminding you to vote your shares.

Respectfully,

Daniel Pierce
President and Chairman of the Board of Directors

STOCKHOLDERS ARE URGED TO SIGN THE PROXY CARD(S) AND RETURN IT IN THE POSTAGE-PAID ENVELOPE TO ENSURE A QUORUM AT THE MEETING. YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR STOCKHOLDINGS.

                        SCUDDER INSTITUTIONAL FUND, INC.

                    Notice of Special Meeting of Stockholders

     Please take notice that a Special Meeting (the "Special Meeting") of Stockholders of Scudder Institutional Fund, Inc. ("Institutional Fund Inc."), the sole active series of which is the Institutional International Equity Portfolio ("International Equity Portfolio"), will be held at the offices of Scudder, Stevens & Clark, Inc., 25th Floor, 345 Park Avenue (at 51st Street), New York, New York 10154, on [day/date], 1997, at [time], Eastern time, for the following purposes:

(1)  To approve or disapprove an Agreement and Plan of Reorganization;

(2) To approve or disapprove a new investment management agreement between International Equity Portfolio and its investment manager;

(3)  To elect Directors of Institutional Fund Inc.;

(4) To ratify or reject the selection of Price Waterhouse LLP as the independent accountants for the International Equity Portfolio's current fiscal year.

     The appointed proxies will vote on any other business as may properly come before the Special Meeting or any adjournments thereof.

     Holders of record of shares of common stock of the International Equity Portfolio at the close of business on August 15, 1997 are entitled to vote at the Special Meeting and at any adjournments thereof.

     In the event that the necessary quorum to transact business or the vote required to approve or reject any proposal is not obtained at the Special Meeting, the persons named as proxies may propose one or more adjournments of the Special Meeting in accordance with applicable law to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of the International Equity Portfolio's shares present in person or by proxy at the Special Meeting. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor and will vote against any such adjournment those proxies to be voted against that proposal.

By Order of the Board of Directors,
Thomas F. McDonough, Secretary
September [ ], 1997

--------------------------------------------------------------------------------
IMPORTANT -- We urge you to sign and date the enclosed proxy card and return it in the enclosed addressed envelope which requires no postage and is intended for your convenience. Your prompt return of the enclosed proxy card may save the necessity and expense of further solicitations to ensure a quorum at the Special Meeting. If you can attend the Special Meeting and wish to vote your shares in person at that time, you will be able to do so.
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


PROPOSAL 1:  APPROVAL OF AGREEMENT AND PLAN OF REORGANIZATION.................17

             SYNOPSIS.........................................................17

             SPECIAL CONSIDERATIONS AND RISK FACTORS..........................21
             ADDITIONAL INFORMATION...........................................31

PROPOSAL 2:  APPROVAL OF NEW INVESTMENT MANAGEMENT AGREEMENT..................31

PROPOSAL 3:  ELECTION OF DIRECTORS FOR THE CORPORATION........................40

PROPOSAL 4:  RATIFICATION OR REJECTION OF THE SELECTION OF INDEPENDENT
             ACCOUNTANTS......................................................44

ADDITIONAL INFORMATION........................................................45

                           PROXY STATEMENT/PROSPECTUS

                               September [ ], 1997

                  Relating to the acquisition of the assets of INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO ("International Equity Portfolio"),
    a series of SCUDDER INSTITUTIONAL FUND, INC. ("Institutional Fund Inc.")

                        by and in exchange for shares of
               SCUDDER INTERNATIONAL FUND ("International Fund"), a series of SCUDDER INTERNATIONAL FUND, INC. ("International Fund Inc.")
                                 345 Park Avenue
                            New York, New York 10154
                             (800) [_____-________]


                                  INTRODUCTION


     This Proxy Statement/Prospectus is being furnished to stockholders of the International Equity Portfolio in connection with a proposed reorganization (the "Reorganization") in which all or substantially all of the assets of the International Equity Portfolio would be acquired by the International Fund, in exchange solely for voting shares of common stock of the Barrett International Shares class of the International Fund (known as the "Barrett Shares") and the assumption by the International Fund of all of the identified and stated
liabilities of the International Equity Portfolio. Barrett Shares of the International Fund thereby received would then be distributed to the stockholders of the International Equity Portfolio in liquidation of the International Equity Portfolio [, and Institutional Fund Inc. would then be deregistered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and terminated under applicable state law]. As a result of the Reorganization, each stockholder of the International Equity Portfolio would receive that number of full and fractional Barrett Shares of the International Fund having an aggregate net asset value equal to the aggregate net asset value of such stockholder's stock of the International Equity Portfolio held as of the close of business on the business day preceding the closing of the Reorganization. Stockholders of the International Equity Portfolio are being asked to vote on an Agreement and Plan of Reorganization pursuant to which such transactions, as described more fully below, would be consummated. (In the descriptions of the various proposals below, the word "fund" is sometimes used to mean investment companies or series thereof in general, and not the Fund whose proxy statement/prospectus this is.)

     The International Fund is a series of shares of common stock of International Fund Inc., an open-end management investment company organized as a Maryland corporation. The International Equity Portfolio is a series of shares of common stock of Institutional Fund Inc., an open-end management investment company organized as a Maryland corporation. The principal investment objective of each of the International Fund and the International Equity Portfolio is to seek long-term growth of capital primarily through a diversified portfolio of marketable foreign equity securities.

     In addition, this Proxy Statement/Prospectus is being furnished to stockholders of the International Equity Portfolio in connection with a
transaction  in  which  Scudder,   Stevens  &  Clark,  Inc.  ("Scudder"  or  the
"Investment Manager") has agreed to form an alliance with Zurich Insurance Company ("Zurich"). Zurich is a leading international insurance and financial services organization. As a result of the proposed alliance, there will be a change in ownership in the International Equity Portfolio's investment manager, Scudder. In order for Scudder to continue to serve as investment manager of the International Equity Portfolio, it is necessary for the International Equity Portfolio's stockholders to approve a new investment management agreement. A vote is also being sought

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION

PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

for  the   election  of  Directors  to  serve  on  the  Board  of  Directors  of
Institutional Fund Inc. and for the ratification of the selection of the International Equity Portfolio's accountants. With the exception of the ratification of the selection of the International Equity Portfolio's accountants, stockholders are being asked to vote on these additional matters in the event that the Reorganization is not approved.

     This Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information about the International Fund that a prospective investor should know before investing. For a more detailed discussion of the investment objectives, policies, restrictions and risks of the International Fund, see the prospectus for the International Fund dated August 1, 1997, which is included herewith and incorporated herein by reference. For a more detailed discussion of the investment objectives, policies, restrictions and risks of the International Equity Portfolio, see the prospectus for the International Equity Portfolio dated May 1, 1997, which is incorporated herein by reference and a copy of which may be obtained without charge by writing to Scudder Investor Services, Inc., Two International Place, Boston, MA 02110-4103 or by calling toll-free (800) 225-2470. A Statement of Additional Information dated September [ ], 1997 containing additional information about the Reorganization and the parties thereto has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference into this Proxy Statement/Prospectus. A copy of the Statement of Additional Information is available upon request and without charge by writing to Scudder Investor Services, Inc., Two International Place, Boston, MA 02110-4103, or by calling
(800) 225-2470. Stockholder inquiries regarding the International Equity Portfolio or regarding the International Fund may be made by calling (800) 225-2470. The information contained herein concerning the International Equity Portfolio has been provided by, and is included herein in reliance upon, the International Equity Portfolio. The information contained herein concerning the International Fund has been provided by, and is included herein in reliance upon, the International Fund. The Barrett Shares will be a newly established class of shares of the International Fund and will be identical in all material respects to the International Fund shares currently offered and sold, as described in the Prospectus and Statement of Additional Information for the International Fund dated August 1, 1997, except as otherwise described herein.

     This Proxy Statement/Prospectus, the Notice of Special Meeting to Stockholders and the proxy card are first being mailed to stockholders on or about September [ ], 1997 or as soon as practicable thereafter. Any stockholder giving a proxy has the power to revoke it by mail (addressed to the Secretary at the principal executive office of the International Equity Portfolio, c/o Scudder, Stevens & Clark, Inc., 345 Park Avenue, New York, New York 10154), or in person at the Special Meeting, by executing a superseding proxy or by submitting a notice of revocation to the International Equity Portfolio. All properly executed proxies received in time for the Special Meeting will be voted as specified in the proxy or, if no specification is made, in favor of each proposal referred to in the Proxy Statement.

     The presence at any stockholders' meeting, in person or by proxy, of the holders of a majority of the shares entitled to be cast of the International Equity Portfolio shall be necessary and sufficient to constitute a quorum for the transaction of business. In the event that the necessary quorum to transact business or the vote required to approve or reject any proposal is not obtained at the Special Meeting, the persons named as proxies may propose one or more adjournments of the Special Meeting in accordance with applicable law to permit further solicitation of proxies with respect to any proposal which did not receive the vote necessary for its passage or to obtain a quorum with respect to those proposals for which there is represented a sufficient number of votes in favor. Actions taken at the Special Meeting will be effective irrespective of any adjournments with respect to any other proposals. Any such adjournment will require the affirmative vote of the holders of a majority of the International Equity Portfolio's shares present in person or by proxy at the Special Meeting. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor and will vote against any such adjournment those proxies to be voted against that proposal. For purposes of determining the presence of a quorum for transacting business at the Special Meeting, abstentions and broker "non-votes" will be treated as shares that are present but which have not been voted. Broker non-votes are proxies received by the International Equity Portfolio from brokers or nominees when the broker or nominee has neither received instructions from the beneficial owner or other persons entitled to vote nor has discretionary power to vote on a particular matter. Accordingly, stockholders are urged to forward their voting instructions promptly.

     Abstentions and broker non-votes will have the effect of a "no" vote for Proposals 1 and 2, which require the approval of a specified percentage of the outstanding shares of each Fund. Abstentions and broker non-votes will not be counted in favor of, but will have no other effect on the vote for Proposals 3 and 4, which require the approval of a plurality and a majority, respectively, of shares of Institutional Fund Inc. voting at the Special Meeting.

     Proposal 1 requires the affirmative vote of the holders of a majority of the Fund's shares outstanding and entitled to vote thereon.

     Proposal 2 requires the affirmative vote of a "majority of the outstanding voting securities" of the International Equity Portfolio. The term "majority of the outstanding voting securities" as defined in the 1940 Act and as used in this Proxy Statement/Prospectus means: the affirmative vote of the lesser of (1) 67% of the voting securities of the International Equity Portfolio present at the meeting if more than 50% of the outstanding shares of the International Equity Portfolio are present in person or by proxy or (2) more than 50% of the outstanding shares of the International Equity Portfolio.

     The following table summarizes those voting requirements:

                                         Vote Required for Approval
                                         --------------------------

Proposal 1 (Approval of                  Approved by a majority of the
Agreement and Plan of                    Fund's shares outstanding and
Reorganization)                          entitled to vote thereon

Proposal 2                               Approved by a "majority of the
(Approval of New Investment              outstanding voting securities" of the
Management Agreement)                    Fund

Proposal 3                               Each nominee must be elected by a
(Election of Directors)                  plurality of the shares voting at the
                                         Special Meeting

Proposal 4                               Approved by a majority of the
(Ratification of Selection of            shares voting at the Special Meeting
Accountants)


     Holders of record of the shares of common stock of the International Equity Portfolio at the close of business on August 15, 1997 (the "Record Date"), as to any matter on which they are entitled to vote, will be entitled to one vote per share on all business of the Special Meeting. There were [ ] shares of the International Equity Portfolio outstanding as of August 15, 1997.

     The International Fund provides periodic reports to all of its stockholders which highlight relevant information including investment results and a review of portfolio changes. You may receive a copy of the most recent annual report for the International Fund and a copy of any more recent semi-annual report, without charge, by calling 800-225-5163 or writing the International Fund, Two International Place, Boston, MA 02110.


     The International Equity Portfolio provides periodic reports to all of its stockholders which highlight relevant information including investment results and a review of portfolio changes. You may receive a copy of the most recent annual report for the International Equity Portfolio and a copy of any more recent semi-annual report, without charge, by calling 800-854-8525 or writing the International Equity Portfolio, c/o Scudder, Stevens & Clark, Inc., 345 Park Avenue, New York, New York 10154.

                             PROPOSAL 1: APPROVAL OF
                      AGREEMENT AND PLAN OF REORGANIZATION

     The Board of Directors of Institutional Fund Inc., including all of the Directors who are not "interested persons" of Institutional Fund Inc. (as defined in the 1940 Act) (the "Non-interested Directors"), approved on August 6, 1997 an Agreement and Plan of Reorganization dated as of , 1997 (the "Reorganization Agreement"). Subject to its approval by the stockholders of the International Equity Portfolio, the Reorganization Agreement provides for (a) the transfer of all or substantially all of the assets and all of the identified and stated liabilities of the International Equity Portfolio to International Fund, a series of shares of common stock of International Fund Inc., in exchange solely for Barrett Shares of the International Fund; (b) the distribution of such Barrett Shares to the stockholders of the International Equity Portfolio in complete liquidation of the International Equity Portfolio and (c) the possible deregistration of Institutional Fund Inc. as an investment company under the 1940 Act and its termination under state law (the "Reorganization").

     As a result of the Reorganization, each stockholder of the International Equity Portfolio will thus become a stockholder of the International Fund and will hold, immediately after the closing of the Reorganization (the "Closing"), that number of full and fractional Barrett Shares of the International Fund having an aggregate net asset value equal to the aggregate net asset value of such stockholders shares held in the International Equity Portfolio as of the close of business on the business day preceding the Closing. The investment objective, policies and restrictions of the Barrett Shares class of International Fund will be substantially similar to those of the International Equity Portfolio at the time of the Closing.

     A  copy  of  the  Reorganization   Agreement  is  attached  to  this  Proxy
Statement/Prospectus as Exhibit C, and the description of the Reorganization Agreement which follows is qualified in its entirety by reference to Exhibit C.

                                    SYNOPSIS

     The following is a summary of certain information contained in this Proxy Statement/Prospectus. This summary is qualified by reference to the more complete information contained elsewhere in this Proxy Statement/Prospectus, the Prospectus of International Fund, and the Reorganization Agreement, which is attached to this Proxy Statement/Prospectus as Exhibit C. Stockholders should read the entire Proxy Statement/Prospectus carefully.

     The Proposed Reorganization. The Board of Directors of Institutional Fund Inc., including a majority of the Non-interested Directors, has approved the Reorganization Agreement pursuant to which all or substantially all of the assets of the International Equity Portfolio would be acquired by the International Fund, in exchange solely for Barrett Shares of the International Fund and the assumption by the International Fund of all of the identified and stated liabilities of the International Equity Portfolio. Barrett Shares of the International Fund thereby received would then be distributed to the stockholders of the International Equity Portfolio in liquidation of the International Equity Portfolio, [and Institutional Fund Inc. would then be deregistered as an investment company under the 1940 Act and terminated under applicable state law]. As a result of the Reorganization, each stockholder of the International Equity Portfolio would thus become a stockholder of the International Fund and would hold, immediately after the Closing, that number of full and fractional Barrett Shares of the International Fund having an aggregate net asset value equal to the aggregate net asset value of such stockholders' shares held in the International Equity Portfolio as of the close of business on the business day preceding the Closing.

     The exchange of all or substantially all of the International Equity Portfolio's assets for Barrett Shares of International Fund and the assumption of all of the identified and stated liabilities of the International Equity Portfolio by the International Fund are expected to occur on [________,1997], or on such later date as the parties may agree in writing (the "Closing Date").

     For the reasons set forth below under "The Proposed Transaction - Reasons for the Proposed Transaction," the Board of Directors of Institutional Fund
Inc.,   including  the   Non-interested   Directors,   has
concluded that the Reorganization is in the best interests of the International Equity Portfolio and its stockholders and that the interests of existing stockholders of the International Equity Portfolio will not be diluted as a result of the transactions contemplated by the Reorganization Agreement. Accordingly, the Board of Directors recommends approval of the Reorganization Agreement. If the Reorganization Agreement is not approved, the International Equity Portfolio will continue in existence, unless the Board of Directors advocates other action, which may include the termination and liquidation of the International Equity Portfolio.

     Approval of the Reorganization Agreement with respect to the International Equity Portfolio requires the affirmative vote of the holders of a majority of the shares of the International Equity Portfolio outstanding and entitled to vote thereon.

     Form of Organization. The International Fund is a diversified series of International Fund Inc., an open-end management investment company registered under the 1940 Act. International Fund Inc. is a Maryland corporation whose predecessor was organized in 1953. International Fund Inc. offers five (5) other existing portfolios, none of which is involved in the Reorganization: Scudder
Emerging Markets Growth Fund, Scudder Greater Europe Growth Fund, Scudder International Growth and Income Fund, Scudder Latin America Fund and Scudder Pacific Opportunities Fund. The International Equity Portfolio is a diversified series of Institutional Fund Inc., an open-end management investment company registered under the 1940 Act. Institutional Fund Inc. was formed as a corporation on January 2, 1986 under the laws of the State of Maryland.

     Investment Objectives and Policies. Each of the International Fund and the International Equity Portfolio (each also referred to herein as a "Fund" and collectively the "Funds") seek long-term growth of capital primarily through a diversified portfolio of marketable foreign equity securities. These securities are selected primarily to permit each Fund to participate in non-United States companies and economies with prospects for growth. Each Fund invests in companies, wherever organized, which do business primarily outside the United States. Each Fund intends to diversify investments among several countries and to have represented in the portfolio, in substantial proportions, business activities in not less than five different countries in the case of the International Equity Portfolio, and not less than three different countries in the case of the International Fund.

     The International Fund generally invests in equity securities of established companies, listed on foreign exchanges, which the Investment Manager believes have favorable characteristics. When the Investment Manager believes that it is appropriate to do so in order to achieve the International Fund's investment objective of long-term capital growth, the International Fund may invest up to 20% of its total assets in debt securities. The International Fund may purchase "investment-grade" bonds, which are those rated Aaa, Aa, A or Baa by Moody's Investors Service, Inc. ("Moody's") or AAA, AA, A or BBB by Standard & Poor's ("S&P") or, if unrated, judged by the Investment Manager to be of equivalent quality. The International Fund may also invest up to 5% of its total assets in debt securities which are rated below investment grade.

     The International Equity Portfolio generally invests at least 90% of its total assets in equity securities of established companies, listed on foreign exchanges, which the Investment Manager believes have favorable characteristics. When the Investment Manager believes that it is appropriate to do so in order to achieve the International Equity Portfolio's investment objective of long-term capital growth, the International Equity Portfolio may invest up to 10% of its total assets in debt securities. The International Equity Portfolio may purchase "investment-grade" bonds, which are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or, if unrated, judged by the Investment Manager to be of equivalent quality. The International Equity Portfolio may also invest up to 5% of its total assets in debt securities which are rated below investment grade.

         When the Investment Manager determines that exceptional conditions exist abroad, each Fund may, for temporary defensive purposes, invest all or a portion of its assets in Canadian or U.S. Government obligations or currencies, or securities of companies incorporated in and having their principal activities in Canada or the U.S. See "Special Considerations and Risk Factors" and "Comparison of Policies and Restrictions" below.

     Fees and Expenses. The International Fund retains as its investment manager the investment management firm of Scudder, Stevens & Clark, Inc., a Delaware corporation located at 345 Park Avenue, New

York, New York 10154, to manage its daily investment and business affairs subject to the policies established by the Directors of International Fund Inc. The management fee payable under the current Investment Management Agreement for International Fund is equal to an annual rate of 0.90% on the first $500 million of average daily net assets, 0.85% of such assets in excess of $500 million, 0.80% of such assets in excess of $1 billion, 0.75% of such assets in excess of $2 billion and 0.70% of such assets in excess of $3 billion. The International Fund's fee is graduated so that increases in the Fund's net assets may result in a lower fee rate and decreases in the Fund's net assets may result in a higher fee rate. The fee is payable monthly, provided the Fund will make such interim payments as may be requested by the Investment Manager not to exceed 75% of the amount of the fee then accrued on the books of the Fund and unpaid. The fee is higher than that charged by many funds which invest primarily in U.S. securities, but not necessarily higher than the fees charged to funds with investment objectives similar to that of the International Fund. As of March 31, 1997 the International Fund had total net assets of $2,583,030,686. The total fees paid by the International Fund to the Investment Manager for the fiscal year ended March 31, 1997 were $20,989,160, which includes fees paid under International Fund's investment management agreement which was in effect prior to September 5, 1996.

     For the fiscal year ended March 31, 1997, the International Fund's total expense ratio (total annual operating expenses as a percentage of average net assets) was 1.15%. The Investment Manager projects that after the proposed Reorganization is effected, the expense ratio of the Barrett Shares class of the International Fund will be approximately 1.14%. The actual expense ratio for the Barrett Shares class of International Fund for the fiscal years ending March 31, 1998 and March 31, 1999 may be higher or lower than 1.14% depending upon the International Fund's performance, general stock market and economic conditions, sales and redemptions of International Fund shares (including redemptions by former International Equity Portfolio stockholders), and other factors.

     The International Equity Portfolio also retains the Investment Manager to manage its daily investment and business affairs subject to the policies established by the Directors of Institutional Fund Inc. The management fee payable under the current Investment Management Agreement for International Equity Portfolio is equal to an annual rate of .90% of the Fund's average daily net assets. The fee is payable monthly, provided the Fund will make such interim payments as may be requested by the Investment Manager not to exceed 75% of the amount of the fee then accrued on the books of the Fund and unpaid. The fee is higher than that charged by many funds which invest primarily in U.S. securities, but not necessarily higher than the fees charged to funds with investment objectives similar to that of the International Equity Portfolio. As of March 31, 1997 the International Equity Portfolio had total net assets of $18,323,484.94. For the period April 3, 1996 (commencement of operations) to December 31, 1996, the Investment Manager did not impose any of its fee amounting to $104,861.

     For the fiscal year ended December 31, 1996, the International Equity Portfolio's total expense ratio (total annual operating expenses as a percentage of average net assets) was 0.95% including waivers and reimbursements. If the Investment Manager had not agreed to waive its fee and reimburse other expenses, total annual operating expenses would have been [ ].

     The current expenses of each Fund and pro forma expenses following the proposed restructuring are outlined below:

     Annual Fund Operating Expenses (as a percentage of average net assets)^1

                                           International Equity      International Fund              Pro Forma
                                                Portfolio^2                                      (Barrett Shares)

Investment Management Fee                           [ ]%                     0.81%                   0.81%

12b-1 Fees                                           NONE                    NONE                     NONE



                                      -19-

Other Expenses                                      [ ]%                     0.33%                   0.33%
                                                    ----                     -----                   -----
Total Fund Operating Expenses                       [ ]%                     1.14%                   1.14%


^1 The percentages in the table expressing annual fund operating expenses for the International Equity Portfolio and the International Fund are based on amounts incurred during the year ended March 31, 1997, International Fund's most recent fiscal year end. For the fiscal year ended December 31, 1996, the International Equity Portfolio's total expense ratio (total annual operating expenses as a percentage of average net assets) was 0.95%, including waivers and reimbursements. The International Equity Portfolio's total expense ratio for fiscal year ended December 31, 1996 included an investment management fee of 0.95%, 12b-1 fees of 0.00% and other expenses of 0.00%, including waivers and reimbursements. If the Investment Manager had not agreed to waive its fee and reimburse other expenses for fiscal year ended December 31, 1996, total annual operating expenses of the International Equity Portfolio would have been [ ].

^2 Until July 31, 1997, the Investment Manager had agreed to waive its investment management fee and reimburse other expenses to the extent necessary so that the total annualized expenses of the International Equity Portfolio did not exceed 0.95% of average daily net assets. Effective August 1, 1997 through December 31, 1997, the Investment Manager has agreed to waive its management fee and reimburse other expenses to the extent necessary so that the total annualized expenses of the International Equity Portfolio do not exceed 1.15% of average daily net assets. Estimated expenses in the table are for the fiscal year ended December 31, 1997 and include the effect of a new transfer agency fee which took effect July 1, 1997. If the Investment Manager had not agreed to waive its fee and reimburse other expenses, it is estimated that the annualized expenses of the International Equity Portfolio would be: investment management fee 0.90%, other expenses 1.36% and total operating expenses 2.26% for the fiscal year ended December 31, 1997.

     Example. Based on the level of total operating expenses for each of the Funds listed in the table above, the total expenses relating to a $1,000 investment, assuming a 5% annual return and redemption at the end of each period, are listed below. Investors do not pay these expenses directly; they are paid by the Fund before it distributes its net investment income to stockholders. Actual expenses may be greater or less than those shown. Federal regulations require the example to assume 5% annual return, but actual annual return will vary.

                              International Equity Portfolio1         International Fund               Pro Forma

1 Year                                                                        $12                         [$12]
3 Years                                                                       $36                         [$36]
5 Years                                                                       $63                         [$63]
10 Years                                                                     $140                        [$140]

^1 Based on the level of total operating expenses for the International Equity Portfolio estimated for the Fund's fiscal year ended December 31, 1997, the total expenses relating to a $1,000 investment, assuming a 5% annual return and redemption at the end of each period would be: for one year, $11; for three years, $33; for five years, $57; and for 10 years, $130.

     Purchase, Redemption, and Exchange Information. The purchase, redemption and exchange procedures and privileges for the International Equity Portfolio and the Barrett Shares class of the International Fund are substantially similar, except as discussed below. For example:

     There is a $1,000 minimum initial investment requirement in the International Equity Portfolio and a minimum account size requirement of $1,000. The minimum investment requirement may be waived or lowered. The minimum subsequent investment required for the Institutional Fund is $1,000.

     The Barrett Shares class of the International Fund will have a [$25,000] minimum initial investment requirement and a $[ ] minimum subsequent investment requirement, which may be changed by the Board of Directors.

     The Barrett Shares of the International Fund will not be exchangeable with other funds within the Scudder Family of Funds. Shares of the International Equity Portfolio currently are not exchangeable with other funds within the Scudder Family of Funds.

     Dividends and Other Distributions. Each of the Funds intends to distribute dividends from its net investment income and any net realized capital gains after utilization of capital loss carryforwards, if any, in December to prevent application of a federal excise tax. An additional distribution may be made if necessary. Any dividends or capital gains distributions declared in October, November, or December with a record date in such a month and paid during the following January will be treated by stockholders for federal income tax purposes as if received on December 31 of the calendar year in which it is declared. Dividends and distributions of each Fund will be invested in additional shares of the Fund at net asset value and credited to the stockholder's account on the payment date or, at the stockholder's election, paid in cash.

     [If the Reorganization Agreement is approved by the International Equity Portfolio's stockholders, then as soon as practicable before the Closing Date the International Equity Portfolio will pay its stockholders a cash distribution of all undistributed 1997 net investment income and undistributed realized net capital gains.]

     Federal Income Tax Consequences of the Reorganization. The International Fund and the International Equity Portfolio will have received an opinion of Dechert Price & Rhoads, counsel to the International Equity Portfolio, to the effect that the Reorganization will constitute a tax-free reorganization within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Reorganization constitutes a tax-free reorganization, no gain or loss will be recognized to the International Equity Portfolio or its stockholders as a result of the Reorganization. See "The Proposed Transaction - Tax Considerations."

                     SPECIAL CONSIDERATIONS AND RISK FACTORS

     The principal investment risk of an investment in either the International Equity Portfolio or the International Fund is fluctuations in the net asset value of the Fund's shares. Portfolio management, market conditions, use of investment policies, and other factors affect such fluctuations. Although the investment objectives, policies and restrictions of the International Equity Portfolio and the International Fund are substantially similar, there are differences between them, which differences are outlined below. There can be no assurance that either Fund will achieve its stated objective.

     International Equity Portfolio. The principal investment objective of each of the International Fund and the International Equity Portfolio is long-term growth of capital primarily through a diversified portfolio of marketable foreign equity securities.

     Comparison of Policies and Restrictions. The securities in which the Funds invest are selected primarily to permit each Fund to participate in non-United States companies and economies with prospects for growth. Each Fund invests in companies, wherever organized, which do business primarily outside the United States. Each Fund intends to diversify investments among several countries and to have represented in the portfolio, in substantial proportions, business activities in not less than five different countries in the case of the International Equity Portfolio, and not less than three different countries in the case of the International Fund.

     The International Fund generally invests in equity securities of established companies, listed on foreign exchanges, which the Investment Manager believes have favorable characteristics. When the Investment Manager believes that it is appropriate to do so in order to achieve the International Fund's investment objective of long-term capital growth, the International Fund may invest up to 20% of its total assets in debt securities. The International Fund may purchase "investment-grade" bonds, which are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or, if unrated, judged by the Investment Manager to be of equivalent quality. The International Fund may also invest up to 5% of its total assets in debt securities which are rated below investment grade.

     The International Equity Portfolio generally invests at least 90% of its total assets in equity securities of established companies, listed on foreign exchanges, which the Investment Manager believes have favorable characteristics. When the Investment Manager believes that it is appropriate to do so in order to achieve the International Equity Portfolio's investment objective of long-term capital growth, the International Equity Portfolio may invest up to 10% of its total assets in debt securities. The International Equity Portfolio may purchase "investment-grade" bonds, which are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or, if unrated, judged by the Investment Manager to be of equivalent quality. The International Equity Portfolio may also invest up to 5% of its total assets in debt securities which are rated below investment grade.

     When the Investment Manager determines that exceptional conditions exist abroad, each of the International Fund and the International Equity Portfolio may, for temporary defensive purposes, invest all or a portion of its assets in Canadian or U.S. Government obligations or currencies, or securities of companies incorporated in and having their principal activities in Canada or the U.S.

Primary Investments:

     Foreign Securities. Each of the Funds invests primarily in foreign securities. Investments in foreign securities involve special considerations due to limited information, higher brokerage costs, different accounting standards, thinner trading markets as compared to domestic markets and the likely impact of foreign taxes on the income from securities. They may also entail other risks, such as the possibility of one or more of the following; imposition of dividend or interest withholding or confiscatory taxes; currency blockages or transfer restrictions; expropriation, nationalization or other adverse political or economic developments; less government supervision and regulation of securities exchanges, brokers and listed companies; and the difficulty of enforcing obligations in other countries. Purchases of foreign securities are usually made in foreign currencies and, as a result, the Fund may incur currency conversion costs and may be affected favorably or unfavorably by changes in the value of foreign currencies against the U.S. dollar. Further, it may be more difficult for a Fund's agents to keep currently informed about corporate actions which may affect the prices of portfolio securities. Communications between the U.S. and foreign countries may be less reliable than within the U.S., increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. A Fund's ability and decisions to purchase and sell portfolio securities may be affected by laws or regulations relating to the convertibility and repatriation of assets.

     Repurchase Agreements. Each of the Funds may enter into repurchase agreements. If the seller under a repurchase agreement becomes insolvent, a Fund's right to dispose of the securities may be restricted, or the value of the securities may decline before the Fund is able to dispose of them. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before repurchase of the securities under a repurchase agreement, a Fund may encounter delay and incur costs, including a decline in the value of the securities, before being able to sell the securities.

     Securities Lending. From time to time, International Fund may lend its portfolio securities to registered broker/dealers as described above. The risks of lending portfolio securities, as with other extensions of secured credit, consist of possible delays in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. Loans will be made to registered broker/dealers deemed by the Investment Manager to be in good standing and will not be made unless, in the judgment of the Investment Manager, the consideration to be received in exchange for such loans would justify the risk.

     Debt Securities. Each of the Funds may, as described above, invest to a limited extent in debt securities rated below investment grade, i.e. below Baa by Moody's and below BBB by S&P. (commonly referred to as "junk bonds"). The lower the ratings of such debt securities, the greater their risks render them like equity securities. Moody's considers bonds it rate Baa to have speculative elements as well as investment-grade characteristics. Each of the Funds may invest in securities which are rated D by S&P or, if unrated, are of equivalent quality. Securities rated D may be in default with respect to payment of principal or interest.

     Illiquid and Restricted Securities. Each of the Funds may invest in illiquid and restricted securities. The absence of a trading market can make it difficult to ascertain a market value for illiquid and restricted securities. Disposing of illiquid and restricted securities may involve time-consuming negotiation and legal expenses, and it may be difficult or impossible for a Fund to sell them promptly at an acceptable price.

     Strategic Transactions and Derivatives. From time to time, each of the Funds may engage in strategic transactions and derivatives. Strategic Transactions, including derivative contracts, have risks associated with them including possible default by the other party to the transaction, illiquidity and, to the extent the Adviser's view as to certain market movements is incorrect, the risk that the use of such Strategic Transactions could result in losses greater than if they had not been used. Use of put and call options may result in losses to a Fund, force the sale or purchase of portfolio securities at inopportune times or for prices higher than (in the case of put options) or lower than (in the case of call options) current market values, limit the amount of appreciation a Fund can realize on its investments or cause the Fund to hold a security it might otherwise sell. The use of currency transactions can result in a Fund incurring losses as a result of a number of factors including the imposition of exchange controls, suspension of settlements or the inability to deliver or receive a specified currency. The use of options and futures transaction entails certain other risks. In particular, the variable degree of correlation between price movements in the related portfolio position of a Fund creates the possibility that losses on the hedging instrument may be greater than gains in the value of a Fund's position. In addition, futures and options markets may not be liquid in all circumstances and certain over-the-counter options may have no markets. As a result, in certain market, a Fund might not be able to close out a transaction without incurring substantial losses, if at all. Although the use of futures contracts and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time they tend to limit any potential gain which might result from an increase in the value of such position. Finally, the daily variation margin requirements for futures contracts would create a greater ongoing potential financial risk than would purchases of options, where the exposure is limited to the cost of the initial premium. Losses resulting from the use of Strategic Transactions would reduce net asset value, and possibly income, and such losses can be greater than if the Strategic Transactions had not been utilized.

     Fundamental Policies. Each Fund has "fundamental" investment policies which may be changed only with stockholder approval and "nonfundamental" investment policies which may be changed only with the approval of a Fund's Board of Directors. Following is a description of certain of the Funds' current fundamental investment policies which are substantially similar:

     Neither Fund may, with respect to 75% of its total assets taken at market value, purchase more than 10% of the voting securities of any one issuer or invest more than 5% of the value of its total assets in the securities of any one issuer, except obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and except securities of other investment companies.

     Neither Fund may borrow money except as a temporary measure for extraordinary or emergency purposes or except in connection with reverse repurchase agreements; provided that the Funds maintain asset coverage of 300% for all borrowings.

     Neither Fund may act as an underwriter of securities issued by others, except to the extent that the Fund may be deemed an underwriter in connection with the disposition of its portfolio securities.

     Neither Fund may make loans to other persons, except (a) loans of portfolio securities, and (b) to the extent that the entry into repurchase agreements and the purchase of debt securities in accordance with the Fund's investment objectives and investment policies may be deemed to be loans.

     Neither Fund may purchase or sell real estate (except that the Funds may invest in (i) securities of companies which deal in real estate or mortgages, and (ii) securities secured by real estate or interests therein, and that the Funds reserve freedom of action to hold and to sell real estate acquired as a result of the Funds' ownership of securities).

     Neither Fund may purchase or sell physical commodities or contracts relating to physical commodities.

     Stockholders of the International Fund are being asked at a Special Meeting of Stockholders on October __, 1997 to approve certain changes to the International Fund's fundamental investment restrictions. If approved, International Fund's foregoing policies would be revised as follows.

     International Fund will not:

     (a) concentrate its investments in a particular industry, as that term is used in the Investment Company Act of 1940, as amended and interpreted by regulatory authority having jurisdiction from time to time.

     (b) borrow money, except as permitted under the Investment Company Act of 1940, as amended and interpreted by regulatory authority having jurisdiction from time to time;

     (c) issue senior securities, except as permitted under the Investment Company Act of 1940, as amended and interpreted by regulatory authority having jurisdiction from time to time;

     (d) engage in the business of underwriting securities issued by others, except to the extent that the Fund may be deemed to be an underwriter in connection with the disposition of portfolio securities;

     (e) purchase or sell real estate, which term does not include securities of companies which deal in real estate or mortgages or investments secured by real estate or interests therein, except that the Fund reserves freedom of action to hold and to sell real estate acquired as a result of the Fund's ownership of securities; or

     (f) make loans to other persons, except (i) loans of portfolio securities, and (ii) to the extent that entry into repurchase agreements and the purchase of debt instruments or interests in indebtedness in accordance with the Fund's investment objective and policies may be deemed to be loans.

     (g) purchase physical commodities or contracts relating to physical commodities.

     In addition, International Fund will continue to be classified as a diversified series of an open-end management investment company.

     The nonfundamental investment restrictions of the International Equity Portfolio and the International Fund are substantially similar except as described herein.

     Description of the Reorganization Agreement. As stated, the Reorganization Agreement provides for the transfer of all or substantially all of the assets of the International Equity Portfolio to the International Fund in exchange for that number of full and fractional Barrett Shares in the International Fund having an aggregate net asset value equal to the aggregate net asset value of such stockholders' stock held in the International Equity Portfolio as of the close of business on the business day preceding the Closing. International Fund will assume all of the identified and stated liabilities of the International Equity Portfolio. In connection with the Closing, Institutional Fund Inc., on behalf of the International Equity Portfolio, will distribute the shares of the International Fund received in the exchange to the stockholders of the International Equity Portfolio in complete liquidation of the International Equity Portfolio. [Institutional Fund Inc. will subsequently be deregistered as an investment company under the 1940 Act and terminated under Maryland law.]

     Upon completion of the Reorganization, each stockholder of the International Equity Portfolio will own that number of full and fractional Barrett Shares in the International Fund having an aggregate net asset value equal to the aggregate net asset value of such stockholder's stock held in the International Equity Portfolio immediately as of the close of business on the business day preceding the Closing. Such accounts will be identical in all material respects to the accounts currently maintained by Institutional Fund Inc. for each stockholder. In the interest of economy and convenience, shares of the International Equity Portfolio generally are not represented by physical certificates, and shares of the International Fund similarly generally will be in uncertificated form.

     Stockholders of the International Equity Portfolio will, of course, continue to be able to redeem their shares at the net asset value next determined until the Closing. Redemption requests received by Institutional Fund Inc. thereafter will be treated as requests received by International Fund Inc. for the redemption of shares of the International Fund received by the stockholder in the Reorganization.

     The obligations of Institutional Fund Inc. and International Fund Inc. under the Reorganization Agreement are subject to various conditions, as stated therein. Among other things, the Reorganization requires that all filings be made with, and all authority be received from, the SEC and state securities commissions as may be necessary in the opinion of counsel to permit the parties to carry out the transactions contemplated by the Reorganization Agreement. Institutional Fund Inc. and International Fund Inc. are in the process of making the necessary filings. To provide against unforeseen events, the Reorganization Agreement may be terminated or amended at any time prior to the Closing by action of the Directors of Institutional Fund Inc. and the Directors of International Fund Inc., notwithstanding the approval of the Reorganization Agreement by the stockholders of the International Equity Portfolio. However, no amendment may be made that materially adversely affects the interests of the stockholders of the International Equity Portfolio. Institutional Fund Inc. and International Fund Inc. may at any time waive compliance with any of the covenants and conditions contained in the Reorganization Agreement. For a complete description of the terms and conditions of the Reorganization, see the Reorganization Agreement at Exhibit C.

     Reasons for the Reorganization. The proposed Reorganization was presented to the Board of Directors of Institutional Fund Inc. for consideration and approval at a special meeting on August 6, 1997. All of the Directors were present at the meeting. For the reasons discussed below, the Board of Directors of Institutional Fund Inc., including all of the Non-interested Directors, has determined that the interests of the existing stockholders of the International Equity Portfolio will not be diluted as a result of the proposed Reorganization, and that the proposed Reorganization is in the best interests of the International Equity Portfolio and its stockholders.

     The proposed combination of the International Equity Portfolio and the International Fund will allow the International Equity Portfolio's stockholders to continue to participate in a professionally managed portfolio consisting primarily of foreign equity investments. The Directors of the International Equity Portfolio believe that International Equity Portfolio stockholders will benefit from the proposed Reorganization because the International Fund, while guided by substantially similar investment objectives and policies, offers the following benefits:

     Increased Investment Opportunities: The International Fund is currently approximately more than 100 times larger than the International Equity Portfolio. Because of its much larger asset base, the International Fund can acquire and dispose of securities on more favorable terms than the International Equity Portfolio. Also, because of its larger size, the International Fund can obtain a wider variety of investments. Moreover, it is anticipated that combining the International Equity Portfolio and the International Fund will further enhance trading efficiency and investment flexibility.

     Lower Fund Expenses Over Time: While total fund expenses of the International Fund will be higher than those currently paid by stockholders of the International Equity Portfolio on account of expense limitations currently in place, if the proposed transaction is approved, stockholders may benefit from lower total fund expenses over the long-term. There can be no assurance that the Investment Manager will continue its expense limitation arrangement currently in effect for the International Equity Portfolio once such expense limitation expires after December 31, 1997.

     Due to the small size of the International Equity Portfolio, the Directors and management of the Fund believe that the Fund cannot grow to a sufficient size through the sale of additional stock to provide investors with significant economies of scale. Accordingly, it is recommended that the International Equity Portfolio's stockholders approve the Reorganization with the International Fund.

     The  Board  of  Directors  of  the  International   Equity  Portfolio,   in
recommending the proposed transaction, considered a number of factors, including the following:

          (1) the capabilities and resources of the Investment Manager and its affiliates in the areas of investment management and stockholder servicing;

          (2) expense ratios and information regarding fees and expenses of the International Equity Portfolio and the International Fund;

          (3) the terms and conditions of the Reorganization and whether it would result in dilution of the interests of the International Equity Portfolio's stockholders;

          (4)  the  compatibility  of the  International  Fund,  its  investment
               objectives,   policies  and   restrictions   with  those  of  the
               International Equity Portfolio;

          (5) the growth opportunities afforded by the proposed consolidation with the International Fund; and

          (6) the tax consequences to the International Equity Portfolio and its stockholders.

     Description of Securities To Be Issued. The authorized capital stock of International Fund Inc. consists of 700,000,000 shares, $0.01 par value per share. The Directors of International Fund Inc. are authorized to divide the shares into separate series of which the International Fund is one. Shares of International Fund Inc. entitle their holders to one vote per share; however, separate votes will be taken by each series on matters affecting an individual series. Shares have noncumulative voting rights and no preemptive or subscription rights. International Fund Inc. is not required to hold stockholder meetings annually, although stockholder meetings may be called for purposes such as electing or removing Directors, changing fundamental policies, or approving an investment management agreement.

     The Directors of International Fund Inc., in their discretion, may authorize the division of shares of International Fund Inc. (or shares of a series) into different classes permitting shares of different classes to be distributed by different methods. Although stockholders of different classes of a series would have an interest in the same portfolio of assets, stockholders of different classes may bear different expenses in connection with different methods of distribution. Consistent with the Directors' authority, the Directors of International Fund Inc. have authorized the issuance of Barrett Shares, a newly organized class of shares of the International Fund.

     International Fund Inc.'s By-Laws provide that meetings of stockholders may be called at any time by the President, and shall be called by the President or Secretary at the request, in writing or by resolution, of a majority of Directors, or at the written request of the holder or holders of twenty-five percent (25%) or more of the total number of shares of International Fund Inc. then issued and outstanding and entitled to vote at such meeting. Any such request shall state the purpose of the proposed meeting. In the event that stockholders of International Fund Inc. wish to communicate with other stockholders concerning the removal of any Director of International Fund

Inc., such stockholders shall be assisted in communicating with other stockholders for the purpose of obtaining signatures to request a meeting of stockholders, all in the manner provided in Section 16(c) of the 1940 Act as if that section were applicable.

     Tax Considerations. The Reorganization is conditioned upon the receipt of Institutional Fund Inc. and International Fund Inc. of an opinion from Dechert Price & Rhoads, substantially to the effect that, based on the facts, assumptions and representations of the parties, for federal income tax purposes:
(i) the transfer to International Fund of all of the assets of the International Equity Portfolio in exchange solely for International Fund Barrett Shares and the assumption by the International Fund of all of the identified and stated liabilities of the International Equity Portfolio, followed by the distribution of such Barrett Shares to the International Equity Portfolio stockholders in exchange for their shares of the International Equity Portfolio in complete liquidation of the International Equity Portfolio, will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and the International Fund and the International Equity Portfolio will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by the International Equity Portfolio upon the transfer of all of its assets to the International Fund in exchange solely for International Fund Barrett Shares and the assumption by the International Fund of the identified and stated liabilities of the International Equity Portfolio;
(iii) the basis of the assets of the International Equity Portfolio in the hands of the International Fund will be the same as the basis of such assets of the International Equity Portfolio immediately prior to the transfer; (iv) the holding period of the assets of the International Equity Portfolio in the hands of the International Fund will include the period during which such assets were held by the International Equity Portfolio; (v) no gain or loss will be recognized by the International Fund upon the receipt of the assets of the International Equity Portfolio in exchange for International Fund Barrett Shares and the assumption by the International Fund of the identified and stated liabilities of the International Equity Portfolio; (vi) no gain or loss will be recognized by the stockholders of the International Equity Portfolio upon the receipt of International Fund Barrett Shares solely in exchange for their shares of the International Equity Portfolio as part of the transaction; (vii) the basis of the International Fund Barrett Shares received by the stockholders of the International Equity Portfolio will be the same as the basis of the shares of the International Equity Portfolio exchanged therefor; and (viii) the holding period of the International Fund Barrett Shares received by the stockholders of the International Equity Portfolio will include the holding period during which the shares of the International Equity Portfolio exchanged therefor were held, provided that at the time of the exchange the shares of the International Equity Portfolio were held as capital assets in the hands of the stockholders of the International Equity Portfolio.

     While Institutional Fund Inc. is not aware of any adverse state or local tax consequences of the proposed Reorganization, it has not requested any ruling or opinion with respect to such consequences and stockholders may wish to consult their own tax advisers with respect to such matters.

     Comparative Information on Stockholder Rights. Each of International Fund Inc. and Institutional Fund Inc. is a Maryland corporation governed by its Articles of Incorporation dated July 31, 1975 and January 2, 1986, respectively, each as amended and restated, its By-Laws and applicable Maryland law. The business and affairs of each of the Funds are managed under the direction of a Board of Directors.

     Barrett International Shares are a class of stock of each of the International Fund and the International Equity Portfolio. The number of shares of common stock of each of International Fund Inc. and Institutional Fund Inc. authorized is 700,000,000 and 25,000,000,000, respectively. Under the Articles of Incorporation of each of Institutional Fund Inc. and International Fund Inc., the Board of Directors is authorized to create new classes or series of shares without a vote of stockholders.

     Interests in the International Fund and the International Equity Portfolio are represented by transferable shares of common stock having $0.01 par value and $0.001 par value, respectively. The Directors of each of International Fund Inc. and Institutional Fund Inc. may from time to time divide or combine the shares into a greater or lesser number without thereby changing the proportionate common stocks in that portfolio. The Directors of International Fund Inc. and Institutional Fund Inc. each have the power to create separate classes of shares for each portfolio and to create additional classes in the future without a vote of stockholders. Classes of shares enable Institutional Fund Inc. and International Fund Inc. each to implement a multiple class distribution system.

     Liquidation Expenses of The Fund. [If the Reorganization is effected, the International Equity Portfolio will liquidate, cease to operate as a business, and dissolve its corporate existence. In this connection, the International Equity Portfolio will incur certain expenditures, obligations, and liabilities to be paid or discharged on and after the Closing Date ("Liquidation Expenses"), for which it will retain a portion of its cash and cash equivalents as the Expense Reserve.]

     Interest of Certain Persons. The Investment Manager has a financial interest in the Reorganization, arising from the fact that its management fee under its Investment Management Agreement with the International Fund will increase as the amount of the International Fund's assets increases: the amount of those assets will increase by virtue of the Reorganization. See "Synopsis - Fees and Expenses." Similarly, Scudder Service Corporation, a subsidiary of the Investment Manager, is the transfer, stockholder servicing, and dividend-paying agent for the International Fund, and its fees from the International Fund will increase from the addition to the International Fund of new accounts.

     Portfolio Turnover. The average annual portfolio turnover rate for the International Fund, i.e. the ratio of the lesser of annual sales or purchases to the monthly average value of the portfolio (excluding from both the numerator and the denominator securities with maturities at the time of acquisition of one year or less), for the fiscal year ended March 31, 1996 and March 31, 1997, was 45.2% and 35.8%, respectively. The average annual portfolio turnover rate for the International Equity Portfolio for the period April 3, 1996 (commencement of operations) to December 31, 1996 was 10.1% (annualized).

     Capitalization and Performance. The following table shows on an unaudited basis the capitalization of the International Equity Portfolio and the Barrett Shares Class of the International Fund as of [ ] and on a pro forma basis as of March 31, 1997 giving effect to the Reorganization:

(In thousands, except per share values)

                                    International Fund       International Equity        Pro Forma          Pro Forma for
                                   Barrett Shares Class           Portfolio             Adjustments*       Reorganization*

Net Assets
Net Asset Value per share
Shares outstanding

     * The pro forma relates to the International Fund as a whole; the proforma for the Barrett Shares class of the International Fund is as follows: _________

     Total return is a measure of the change in value of an investment in a fund over the period covered, which assumes that any dividends or capital gains distributions are automatically reinvested in shares of the same class of that fund rather than paid to the investor in cash. The formula for total return used by a fund is prescribed by the SEC and includes three steps: (1) adding to the total number of shares of the particular class that would be purchased by a hypothetical $1,000 investment in the fund all additional shares that would have been purchased if all dividends and distributions paid or distributed during the period had been automatically reinvested; (2) calculating the redeemable value of the hypothetical initial investment as of the end of the period by multiplying the total number of shares owned at the end of the period by the net asset value per share of the relevant class on the last trading day of the period; and (3) dividing this account value for the hypothetical investor by the amount of the initial investment, and annualizing the result for periods of less than one year. Total return may be stated with or without giving effect to any expense limitations in effect for a fund.

     Average Annual Total Return. The following table reflects average annual total returns for the one, five and ten year periods ending July 31, 1997 for shares of the International Equity Portfolio and the International Fund:

     Average Annual Total Return:

         Period                     International Equity Portfolio               Institutional Fund*
         ------                     ------------------------------               -------------------

             One Year
             Five Years
             Ten Years

             Since Inception

-----------------------------------

* Barrett Shares of International Fund were not offered prior to April 3, 1996. Performance shown is for shares of the International Fund in existence prior to such date.

     Investment Manager. Scudder, Stevens & Clark, Inc., 345 Park Avenue, New York, New York 10154 is the investment manager to the International Fund pursuant to an Investment Management Agreement with International Fund Inc., on behalf of the International Fund, substantially similar in all material respects to that currently in place for the International Equity Portfolio.

     Stockholders of the International Fund are being asked to approve a new investment management agreement with Scudder Kemper in connection with the transactions pursuant to the Scudder-Zurich alliance described more fully in Proposal 2 below. If approved, the new investment management agreement between the International Fund and Scudder Kemper is not expected to have a material effect on the operations of the International Fund or on its stockholders. No material change in the International Fund's investment philosophy, objectives or strategies is currently envisioned.

     The Directors and Executive Officers of International Fund Inc., their business addresses and principal occupations during the past five years are:

                                                    Present Office with International Fund Inc. (Date
                                                        Became Director), Principal Occupation or
Name (Age)                                                     Employment and Directorships
----------                                                     ----------------------------

Paul Bancroft III (67)                 Director,  Scudder  International Fund, Inc. (1982).  Venture Capitalist and
                                       Consultant (1988 to present);  Retired  President,  Chief Executive  Officer and  Director,  Bessemer  Securities  Corp.  (private  investment  company);
                                       Director,  Western  Atlas,  Inc.  (diversified  oil services and  industrial automation  company).  Former Director:  Albany  International,  Inc. (paper machine belt  manufacturer);  and Measurex Corp.  (process  control  systems company).  Mr.  Bancroft  serves on the Boards of an  additional 6 Trusts or
                                       Corporations whose Funds are advised by Scudder.

Nicholas Bratt* (49)                   President,  Scudder  International  Fund, Inc. (1982).  Managing Director of
                                       Scudder,  Stevens  & Clark,  Inc.  Mr.  Bratt  serves  on the  Boards  of an additional 12 Trusts or Corporations whose Funds are advised by Scudder.

                                      -29-

                                                    Present Office with International Fund Inc. (Date
                                                        Became Director), Principal Occupation or
Name (Age)                                                     Employment and Directorships
----------                                                     ----------------------------

Thomas J. Devine                       Director,  Scudder International Fund, Inc. (1978).  Consultant.  Mr. Devine
                                       serves on the Boards of an additional 5 Trusts or  Corporations  whose Funds are advised by Scudder.

Keith R. Fox (43)                      Director,  Scudder  International  Fund,  Inc.  (1996).  President,   Exeter
                                       Capital  Management  Corporation  (private equity  investment firm). Mr. Fox serves on the Boards of an additional 3 Trusts or  Corporations  whose Funds are advised by Scudder.

William H. Gleysteen, Jr. (71)         Director,  Scudder  International  Fund,  Inc.  (1990).  Consultant;   Guest
                                       Scholar,  Brookings  Institute;  Former President,  The Japan Society,  Inc.
                                       (until 1996).  Mr.  Gleysteen serves on the Boards of an additional 4 Trusts or Corporations whose Funds are advised by Scudder.

David S. Lee* (63)                     Vice  President,  Assistant  Treasurer and Director,  Scudder  International
                                       Fund,  Inc.  (1997).  Managing  Director,  Scudder,  Stevens & Clark,  Inc.;
                                       Trustee Emeritus,  New England Medical Center.  Mr. Lee serves on the Boards of an  additional  35 Trusts or  Corporations  whose  Funds are  advised  by
                                       Scudder.

William H. Luers (68)                  Director,   Scudder   International  Fund,  Inc.  (1990).   President,   The
                                       Metropolitan  Museum of Art;  Director:  IDEX  Corporation  (liquid handling equipment  manufacturer) and Wickes Lumber Company  (building  materials for
                                       contractors);   Former   Director:   Transco  Energy  Company  (natural  gas
                                       transmission  company) (until 1995) and The Discount Corporation of New York
                                       (bond  trading)  (until  1993).  Mr.  Luers  serves  on  the  Boards  of  an additional 3 Trusts or Corporations whose Funds are advised by Scudder.

Wilson Nolen (70)                      Director,  Scudder  International  Fund, Inc. (1975).  Consultant;  Trustee:
                                       Cultural  Institutions  Retirement  Fund,  Inc., New York Botanical  Garden,
                                       Skowhegan School of Painting and Sculpture; and Former Director,  Ecohealth,
                                       Inc.  (biotechnology  company) (until 1996).  Mr. Nolen serves on the Boards of an  additional  9 Trusts  or  Corporations  whose  Funds are  advised  by
                                       Scudder.

Daniel Pierce* (63)                    Chairman  of the  Board  and  Director,  Scudder  International  Fund,  Inc.
                                       (1986).  Chairman of the Board and Managing  Director of Scudder,  Stevens &
                                       Clark, Inc.  Director,  Fiduciary Trust Company (bank and trust company) and
                                       Fiduciary Company  Incorporated (bank and trust company).  Mr. Pierce serves on the Boards of an  additional  25 Trusts or  Corporations  whose Funds are advised by Scudder.

Kathryn L. Quirk* (44)                 Vice  President,  Assistant  Secretary and Director,  Scudder  International
                                       Fund,  Inc.  (1996).  Managing  Director of Scudder,  Stevens & Clark,  Inc.
                                       Ms. Quirk serves on the Boards of an  additional  31 Trusts or  Corporations whose Funds are advised by Scudder.

Dr. Gordon Shillinglaw (72)            Director,  Scudder  International  Fund, Inc. (1982).  Professor Emeritus of
                                       Accounting,   Columbia   University   Graduate   School  of  Business.   Dr.
                                       Shillinglaw  serves on the Boards of an additional 8 Trusts or  Corporations

                                      -30-

                                                    Present Office with International Fund Inc. (Date
                                                        Became Director), Principal Occupation or
Name (Age)                                                     Employment and Directorships
----------                                                     ----------------------------


                                       whose Funds are advised by Scudder.

----------------

* Directors considered by International Fund Inc. and its counsel to be "interested persons" (as defined in the 1940 Act) of International Fund Inc. or of its investment manager.

     Stockholders of the International Fund are being asked to elect a new slate of Directors in connection with the Scudder-Zurich alliance for reasons substantially similar to those set forth in Proposal 3 below.

     Expenses of the Reorganization. Expenses relating to the proposed Reorganization are expected to approximate $___________. The expenses relating to the proposed Reorganization expenses will be borne by Scudder. There can, of course, be no assurance that actual total expenses will be lower.

                             ADDITIONAL INFORMATION

     As of June 30, 1997, 3,476,331 shares in the aggregate, 6.48% of the outstanding shares of International Fund were held in the name of Charles Schwab & Co., 101 Montgomery Street, San Francisco, CA 94104, who may be deemed to be the beneficial owner of certain of these shares, but disclaims any beneficial ownership therein. As of June 30, 1997 the Directors and Officers of International Fund Inc. as a group beneficially owned less than 1% of each class of shares of the International Fund outstanding. As of June 30, 1997, the Directors and Officers of Institutional Fund Inc. as a group beneficially owned less than 1% of the outstanding shares of the International Equity Portfolio. No persons own beneficially, as of June 30, 1997, 5% or more of the outstanding shares of the International Equity Portfolio.

Required Vote

         Approval of the Reorganization Agreement requires the affirmative vote of a majority of the International Equity Portfolio's shares outstanding and entitled to vote thereon. Subject to such approval, the reorganization is currently scheduled to become effective as of the close of business on ____________, 1997, but may be postponed by mutual agreement of Institutional Fund Inc. and International Fund Inc. The Directors unanimously recommend that the stockholders of the Fund vote in favor of this Proposal 1.

                           PROPOSAL 2: APPROVAL OF NEW
                         INVESTMENT MANAGEMENT AGREEMENT

     Introduction. Scudder acts as the investment manager to the International Equity Portfolio (also referred to in Proposals 2, 3 and 4 as the "Fund") pursuant to an investment management agreement entered into by the Fund and Scudder (the "Current Investment Management Agreement"). On June 26, 1997, Scudder entered into a Transaction Agreement (the "Transaction Agreement") with Zurich Insurance Company ("Zurich") pursuant to which Scudder and Zurich have agreed to form an alliance. Under the terms of the Transaction Agreement, Zurich will acquire a majority interest in Scudder, and Zurich Kemper Investments, Inc. ("ZKI"), a Zurich subsidiary, will become part of Scudder. Scudder's name will be changed to Scudder Kemper Investments, Inc. ("Scudder Kemper"). The foregoing are referred to as the "Transactions." ZKI, a Chicago-based investment adviser and the adviser to the Kemper funds, has approximately $80 billion under management. The headquarters of Scudder Kemper will be in New York. Edmond D. Villani, Scudder's Chief Executive Officer, will continue as Chief Executive Officer of Scudder Kemper and will become a member of Zurich's Corporate Executive Board.

     Consummation of the Transactions would constitute an "assignment," as that term is defined in the 1940 Act, of the Fund's Current Investment Management Agreement with Scudder. As required by the 1940 Act, the Current Investment Management Agreement provides for its automatic termination in the event of its assignment. In anticipation of the Transactions, a new investment management agreement (the "New Investment Management Agreement," together with the Current Investment Management Agreement, the "Investment Management Agreement") between the Fund and Scudder Kemper is being proposed for approval by stockholders of the Fund. A copy of the form of the New Investment Management Agreement is attached hereto as Exhibit A. THE NEW INVESTMENT MANAGEMENT AGREEMENT IS IN ALL MATERIAL RESPECTS ON THE SAME TERMS AS THE CURRENT INVESTMENT MANAGEMENT
AGREEMENT.  Conforming  changes  are  being  recommended  to the New  Investment
Management Agreement in order to promote consistency among all the funds currently advised by Scudder and to permit ease of administration. The material terms of the Current Investment Management Agreement are described under "Description of the Current Investment Management Agreement" below.

     Stockholders are being asked to approve this Proposal 2 in the event that the Reorganization, as described in Proposal 1 above, is not consummated.

     Board  of  Directors  Recommendation.  On  August  6,  1997,  the  Board of
Institutional Fund Inc. (also referred to in Proposals 2, 3 and 4 as the "Corporation"), including Non-interested Directors, voted to approve the New Investment Management Agreement and to recommend its approval to stockholders.

     For information about the Board's deliberations and the reasons for its recommendation, please see "Board of Directors Evaluation" below.

     The Board of the Corporation recommends that its stockholders vote in favor of the approval of the New Investment Management Agreement for the Fund.

     Board of Directors Evaluation. On June 26, 1997, representatives of Scudder advised the Non-interested Directors of the Corporation by means of a telephone conference call that Scudder had entered into the Transaction Agreement. At that time, Scudder representatives described the general terms of the proposed Transactions and the perceived benefits for the Scudder organization and for its investment advisory clients.

     Scudder subsequently furnished the Non-interested Directors additional information regarding the proposed Transactions, including information regarding the terms of the proposed Transactions, and information regarding the Zurich and ZKI organizations. In a series of subsequent telephone conference calls and in-person meetings, the Non-interested Directors discussed this information among themselves and with representatives of Scudder and Zurich. They were assisted in their review of this information by their independent legal counsel and also consulted with a representative of the Fund's independent auditors and with an independent consultant knowledgeable in mutual fund industry matters.

     In the course of these discussions, Scudder advised the Non-interested Directors that it did not expect that the proposed Transactions would have a material effect on the operations of the Fund or its stockholders. Scudder has advised the Non-interested Directors that the Transaction Agreement, by its terms, does not contemplate any changes in the structure or operations of the Fund. Scudder representatives have informed the Directors that Scudder intends to maintain the separate existence of the funds that Scudder and ZKI manage in their respective distribution channels. Scudder has also advised the Non-interested Directors that although it expects that various portions of the ZKI organization would be combined with Scudder's operations, the senior executives of Scudder overseeing those operations will remain largely unchanged. It is possible, however, that changes in certain personnel currently involved in providing services to the Fund may result from future efforts to combine the strengths and efficiencies of both firms. In their discussions with the Directors, Scudder representatives also emphasized the strengths of the Zurich organization and its commitment to provide the new Scudder Kemper organization with the resources necessary to continue to provide high quality services to the Fund and the other investment advisory clients of the new Scudder Kemper organization.

     The Board of the  Corporation  was advised that Scudder  intends to rely on
Section 15(f) of the 1940 Act, which provides a non-exclusive safe harbor for an investment adviser to an investment company or any of the investment adviser's affiliated persons (as defined under the 1940 Act) to receive any amount or benefit in connection with a change in control of the investment adviser so long as two conditions are met. First, for a period of three years after the transaction, at least 75% of the board members of the investment company must not be "interested persons" of the investment company's investment adviser or its predecessor adviser. On or prior to the consummation of the Transactions, the Board, assuming the election of the nominees that you are being asked to elect in "Proposal 3: Election of Directors," would be in compliance with this provision of Section 15(f). (See "Proposal 3: Election of Directors"). Second, an "unfair burden" must not be imposed upon the investment company as a result of such transaction or any express or implied terms, conditions or understandings  applicable  thereto.  The term  "unfair  burden"  is  defined in
Section 15(f) to include any arrangement during the two-year period after the transaction whereby the investment adviser, or any interested person of any such adviser, receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its shareholders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter for such investment company). No such compensation agreements are contemplated in connection with the Transactions. Scudder has undertaken to pay the costs of preparing and distributing proxy materials to, and of holding the meeting of, the Fund's shareholders as well as other fees and expenses in connection with the Transactions, including the fees and expenses of legal counsel and consultants to the Fund and the Non-interested Directors.

     During the course of their deliberations, the Non-interested Directors considered a variety of factors, including the nature, quality and extent of the services furnished by Scudder to the Fund; the necessity of Scudder maintaining and enhancing its ability to retain and attract capable personnel to serve the Fund; the investment record of Scudder in managing the Fund; the increased complexity of the domestic and international securities markets; Scudder's profitability from advising the Fund; possible economies of scale; comparative data as to investment performance, advisory fees and other fees, including administrative fees, and expense ratios; the risks assumed by Scudder; the advantages and possible disadvantages to the Fund of having an adviser of the Fund which also serves other investment companies as well as other accounts; possible benefits to Scudder from serving as manager to the Fund and from affiliates of Scudder serving the Fund in various other capacities; current and developing conditions in the financial services industry, including the entry into the industry of large and well capitalized companies which are spending and appear to be prepared to continue to spend substantial sums to engage personnel and to provide services to competing investment companies; and the financial resources of Scudder and the continuance of appropriate incentives to assure that Scudder will continue to furnish high quality services to the Fund.

     In addition to the foregoing factors, the Non-interested Directors gave careful consideration to the likely impact of the Transactions on the Scudder organization. In this regard, the Non-interested Directors considered, among other things, the structure of the Transactions which affords Scudder executives substantial autonomy over Scudder's operations and provides substantial equity participation and incentives for many Scudder employees; Scudder's and Zurich's commitment to Scudder's paying compensation adequate to attract and retain top quality personnel; Zurich's strategy for the development of its asset management business through Scudder; information regarding the financial resources and business reputation of Zurich; and the complementary nature of various aspects of the business of Scudder and the Zurich Kemper organization and the intention to maintain separate Scudder and Kemper brands in the mutual fund business. Based on the foregoing, the Non-interested Directors concluded that the Transactions should cause no reduction in the quality of services provided to the Fund and believe that the Transactions should enhance Scudder's ability to provide such services. The Non-interested Directors considered the foregoing factors with respect to the Fund.

     On  August  6,  1997,  the  Directors  of the  Corporation,  including  the
Non-interested   Directors  of  the  Corporation  approved  the  New  Investment
Management Agreement.

     Information Concerning the Transactions and Zurich. Under the Transaction Agreement, Zurich will pay $866.7 million in cash to acquire two-thirds of Scudder's outstanding shares and will contribute ZKI to Scudder for additional shares, following which Zurich will have a 79.1% fully diluted equity interest in the combined business. Zurich will then transfer a 9.6% fully diluted equity interest in Scudder Kemper to a compensation pool for the benefit of Scudder and ZKI employees, as well as cash and warrants on Zurich shares for award to Scudder employees, in each case subject to five-year vesting schedules. After giving effect to the Transactions, current Scudder stockholders will have a 29.6% fully diluted equity interest in Scudder Kemper and Zurich will have a 69.5% fully diluted interest in Scudder Kemper. Scudder's name will be changed to Scudder Kemper Investments, Inc.

     The purchase price for Scudder or for ZKI in the Transactions is subject to adjustment based on the impact to revenues of non-consenting clients, and will be reduced if the annualized investment management fee revenues (excluding the effect of market changes, but taking into account new assets under management) from clients at the time of closing, as a percentage of such revenues as of [June 30], 1997 (the "Revenue Run Rate Percentage"), is less than 90%.

     At the closing, Zurich and the other stockholders of Scudder Kemper will enter into a Second Amended and Restated Security Holders Agreement (the "New SHA"). Under the New SHA, Scudder stockholders will be entitled to designate three of the seven members of the Scudder Kemper board of directors and two of the four members of an Executive Committee, which will be the primary management-level committee of Scudder Kemper. Zurich will be entitled to designate the other four members of the Scudder Kemper board and other two members of the Executive Committee.

     The names, addresses and principal occupations of the initial Scudder-designated directors of Scudder Kemper are as follows: Lynn S. Birdsong, 345 Park Avenue, New York, New York, Managing Director of Scudder; Cornelia M. Small, 345 Park Avenue, New York, New York, Managing Director of Scudder; and Edmond D. Villani, 345 Park Avenue, New York, New York, President, Chief Executive Officer and Managing Director of Scudder.

     The names, addresses and principal occupations of the initial Zurich-designated directors of Scudder Kemper are as follows: Lawrence W. Cheng, Mythenquai 2, Zurich, Switzerland, Chief Investment Officer for Investments and Institutional Asset Management and the corporate functions of Securities and Real Estate for Zurich; Steven M. Gluckstern, Mythenquai 2, Zurich, Switzerland, responsible for Reinsurance, Structured Finance, Capital Market Products and Strategic Investments, and a member of the Corporate Executive Board of Zurich; Rolf Hueppi, Mythenquai 2, Zurich, Switzerland, Chairman of the Board and Chief Executive Officer of Zurich; and Markus Rohrbasser, Mythenquai 2, Zurich, Switzerland, Chief Financial Officer and member of the Corporate Executive Board of Zurich.

     The initial Scudder-designated  Executive Committee members will be Messrs.
Birdsong  and  Villani  (Chairman).  The  initial  Zurich-designated   Executive
Committee members will be Messrs. Cheng and Rohrbasser.

     The New SHA requires the approval of a majority of the Scudder-designated directors for certain decisions, including changing the name of Scudder Kemper, effecting a public offering before April 15, 2005, causing Scudder Kemper to engage substantially in non-investment management and related business, making material acquisitions or divestitures, making material changes in Scudder
Kemper's capital structure, dissolving or liquidating Scudder Kemper, or entering into certain affiliated transactions with Zurich. The New SHA also provides for various put and call rights with respect to Scudder Kemper stock held by current Scudder employees, limitations on Zurich's ability to purchase other asset management companies outside of Scudder Kemper, rights of Zurich to repurchase Scudder Kemper stock upon termination of employment of Scudder Kemper personnel, and registration rights for stock held by continuing Scudder stockholders.

     The Transactions are subject to a number of conditions, including approval by Scudder stockholders; the Revenue Run Rate Percentages of Scudder and ZKI being at least 75%; Scudder and ZKI having obtained director and stockholder approvals from U.S.-registered funds representing 90% of assets of such funds under management as of June 26, 1997; the absence of any restraining order or injunction preventing the Transactions, or any litigation challenging the Transactions that is reasonably likely to result in an injunction or invalidation of the

Transactions, and the continued accuracy of the representations and warranties contained in the Transaction Agreement. The Transactions are expected to close during the fourth quarter of 1997.

     The information set forth above concerning the Transactions has been provided to the Corporation by Scudder, and the information set forth below concerning Zurich has been provided to the Corporation by Zurich.

     Founded in 1872, Zurich is a multinational, public corporation organized under the laws of Switzerland. Its home office is located at Mythenquai 2, 8002 Zurich, Switzerland. Historically, Zurich's earnings have resulted from its operations as an insurer as well as from its ownership of its subsidiaries and affiliated companies (the "Zurich Insurance Group"). Zurich and the Zurich Insurance Group provide an extensive range of insurance products and services, and have branch offices and subsidiaries in more than 40 countries throughout the world. Zurich Insurance Group is particularly strong in the insurance of international companies and organizations. Over the past few years, Zurich's global presence, particularly in the United States, has been strengthened by means of selective acquisitions.

     Description of the Current Investment Management Agreement. Under the Current Investment Management Agreement, Scudder provides the Fund with continuing investment management services. The Investment Manager also determines which securities shall be purchased, held, or sold, and what portion of the Fund's assets shall be held uninvested, subject to the Corporation's Articles of Incorporation, By-Laws, investment policies and restrictions, the provisions of the 1940 Act, and such policies and instructions as the Directors may determine.

     The Current Investment Management Agreement provides that the Investment Manager will provide portfolio management services and that the Investment Manager will place portfolio transactions in accordance with policies expressed in the Fund's registration statement, pay the Fund's office rent, render significant administrative services on behalf of the Fund (not otherwise provided by third parties) necessary for the Fund's operating as an open-end investment company including, but not limited to, preparing reports to and meeting materials for the Corporation's Board of Directors and reports and notices to Fund stockholders; supervising, negotiating contractual arrangements with, to the extent appropriate, and monitoring the performance of various third-party service providers to the Fund (such as the Fund's transfer and pricing agents, fund accounting agent, custodian, accountants and others) and other persons in any capacity deemed necessary or desirable to Fund operations; preparing and making filings with the Securities and Exchange Commission (the "SEC" or the "Commission") and other regulatory and self-regulatory organizations, including but not limited to, preliminary and definitive proxy materials, post-effective amendments to the Registration Statement, semi-annual reports on Form N-SAR and notices pursuant to Rule 24f-2 under the 1940 Act; overseeing the tabulation of proxies by the Fund's transfer agent; assisting in the preparation and filing of the Fund's federal, state and local tax returns; preparing and filing the Fund's federal excise tax returns pursuant to Section 4982 of the Internal Revenue Code of 1986, as amended; providing assistance with investor and public relations matters; monitoring the valuation of portfolio securities and the calculation of net asset value; monitoring the registration of shares of the Fund under applicable federal and state securities laws; maintaining or causing to be maintained for the Fund all books, records and reports and any other information required under the 1940 Act, to the extent such books, records and reports and other information are not maintained by the Fund's custodian or other agents of the Fund; assisting in establishing accounting policies of the Fund; assisting in the resolution of accounting issues that may arise with respect to the Fund's operations and consulting with the Fund's independent accountants, legal counsel and the Fund's other agents as necessary in connection therewith; establishing and monitoring the Fund's operating expense budgets; reviewing the Fund's bills; processing the payment of bills that have been approved by an authorized person; assisting the Fund in determining the amount of dividends and distributions available to be paid by the Fund to its stockholders, preparing and arranging for the printing of dividend notices to stockholders, and providing the transfer and dividend paying agent, the custodian, and the accounting agent with such information as is required for such parties to effect the payment of dividends and distributions; and otherwise assisting the Fund in the conduct of its business, subject to the direction and control of the Corporation's Board of Directors.

     Under the Current Investment Management Agreement, the Fund is responsible for other expenses, including organizational expenses (including out-of-pocket expenses, but not including the Investment Manager's overhead or employee costs); brokers' commissions or other costs of acquiring or disposing of any portfolio securities of the Fund; legal, auditing and accounting expenses; payment for portfolio pricing or valuation services to pricing agents, accountants, bankers and other specialists, if any; taxes and governmental fees; the fees and expenses of the Fund's transfer agent; expenses of preparing share certificates and any other expenses, including clerical expenses, of issuance, offering, distribution, sale, redemption or repurchase of shares; the expenses of and fees for registering or qualifying securities for sale; the fees and expenses of Non-interested Directors; the cost of printing and distributing reports, notices and dividends to current stockholders; and the fees and expenses of the Fund's custodians, subcustodians, accounting agent, dividend disbursing agents and registrars. The Fund may arrange to have third parties assume all or part of the expenses of sale, underwriting and distribution of shares of the Fund. The Fund is also responsible for expenses of stockholders' and other meetings, the cost of responding to stockholders' inquiries, and its expenses incurred in connection with litigation, proceedings and claims and the legal obligation it may have to indemnify officers and Directors of the Corporation with respect thereto. The Fund is also responsible for the maintenance of books and records which are required to be maintained by the Fund's custodian or other agents of the Corporation; telephone, telex, facsimile, postage and other communications expenses; any fees, dues and expenses incurred by the Fund in connection with membership in investment company trade organizations; expenses of printing and mailing prospectuses and statements of additional information of the Fund and supplements thereto to current stockholders; costs of stationery; fees payable to the Investment Manager and to any other Fund advisors or consultants; expenses relating to investor and public relations; interest charges, bond premiums and other insurance expense; freight, insurance and other charges in connection with the shipment of the Fund's portfolio securities; any litigation expenses; indemnification of Directors and officers of the Corporation and other expenses.

     The Investment Manager is responsible for the payment of the compensation and expenses of all Directors, officers and executive employees of the Fund (including the Fund's share of payroll taxes) affiliated with the Investment Manager and making available, without expense to the Fund, the services of such Directors, officers and employees as may duly be elected officers of the Corporation, subject to their individual consent to serve and to any limitations imposed by law. The Fund is responsible for the fees and expenses (specifically including travel expenses relating to Fund business) of Directors not affiliated with the Investment Manager. Under each Current Investment Management Agreement, the Investment Manager also pays the Fund's share of payroll taxes, as well as expenses, such as travel expenses (or an appropriate portion thereof), of Directors and officers of the Corporation who are Directors, officers or employees of the Investment Manager, to the extent that such expenses relate to attendance at meetings of the Board of Directors of the Corporation, or any committees thereof or advisers thereto, held outside Boston, Massachusetts or New York, New York. During the Fund's most recent fiscal year, no compensation, direct or otherwise (other than through fees paid to the Investment Manager), was paid or became payable by the Corporation to any of its officers or Directors who were affiliated with the Investment Manager.

     In return for the services provided by the Investment Manager as investment manager, and the expenses it assumes under Current Investment Management Agreement, the Fund pays the Investment Manager a management fee which is accrued daily and payable monthly. The management fee rate for the Fund is set forth in the table below. As of the end of the Fund's last fiscal year, the Fund had net assets and paid an aggregate management fee to the Investment Manager during such period as set forth below.


-----------------------------------------------------------------------------------------------------------------
                                                                                                      Aggregate
                                                   Fiscal Year    Net               Management        Management
Fund                                               (ended)       Assets            Fee Rate           Fee Paid
----                                               -------       ------            -----------        --------

-----------------------------------------------------------------------------------------------------------------


Institutional International Equity Portfolio       12-31-96       $17,897,508       .90%              $0


     The Current Investment Management Agreement further provides that the Investment Manager shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with matters to which such agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Manager in the performance of its duties or from reckless disregard by the Investment Manager of its obligations and duties under such agreement.

     The Current Investment Management Agreement may be terminated without penalty upon sixty (60) days' written notice by either party. The Fund may agree to terminate its Current Investment Management Agreement either by the vote of a majority of the outstanding voting securities of the Fund, or by the Board of
Directors. As stated above, the Current Investment Management Agreement automatically terminates in the event of its assignment.

     Scudder has acted as the Investment Manager for the Fund since the Fund commenced operations as shown below. Also shown below is the date of the Current Investment Management Agreement, the date when the Current Investment Management Agreement was last approved by the Directors and the stockholders of the Fund and the date to which the Current Investment Management Agreement was last continued. The Current Investment Management Agreement was last submitted to stockholders prior to its becoming effective, as required by the 1940 Act.

                                             Date of Current
                        Commencement           Investment             Last Approved by                         Date
                             of                Management                                                   Continued
       Fund              Operations            Agreement          Directors        Stockholders                 to
       ----              ----------            ---------          ---------        ------------                 --

   Institutional           4-3-96                 4-3-96             7-27-97          4-2-96                  7-31-98
   International
  Equity Portfolio

     --------------

     * An Investment Management Agreement which is changed from a prior agreement solely to reduce the fee payable by the Fund does not require stockholder approval prior to becoming effective. In those cases, the date shown for stockholder approval may be later than the effective date.

     The New Investment Management Agreement. The New Investment Management Agreement for the Fund will be dated as of the date of the consummation of the Transactions, which is expected to occur in the fourth quarter of 1997, but in no event later than February 28, 1998. The New Investment Management Agreement will be in effect for an initial term ending on the same date as would the Current Investment Management Agreement but for the Transactions, and may continue thereafter from year to year only if specifically approved at least annually by the vote of "a majority of the outstanding voting securities" of the Fund, or by the Board and, in either event, the vote of a majority of the Non-interested Directors, cast in person at a meeting called for such purpose. In the event that stockholders of Fund do not approve the New Investment Management Agreement, the Current Investment Management Agreement will remain in effect until the closing of the Transactions at which time it would terminate. In such event, the Board of Corporation will take such action as it deems to be in the best interests of the Fund and its stockholders. In the event the Transactions are not consummated, Scudder will continue to provide services to the Fund in accordance with the terms of the Current Investment Management Agreement for such periods as may be approved at least annually by the Board, including a majority of the Non-interested Directors.

     Differences Between the Current and New Investment Management Agreement. The New Investment Management Agreement is substantially the same as the Current Investment Management Agreement in all material respects. The principal changes that have been made are summarized below. The New Investment Management Agreements reflect conforming changes that have been made in order to promote consistency among all funds currently advised by Scudder and to permit ease of administration. For example, in the New Investment Management Agreement, the term "accounting agents" would be added to the list of service providers to which the Investment Manager must provide information in connection with the payment of dividends and distributions.

     In addition, the New Investment Management Agreement would clarify that purchase and sale opportunities which are suitable for more than one client of the Investment Manager will be allocated by the Investment Manager in an equitable manner.

     Further, the New Investment Management Agreement would clarify the scope of the licensing provisions governing the use of the Scudder name. Specifically, the New Investment Management Agreement identifies Scudder Kemper as the exclusive licensee of the rights to use and sublicense the names "Scudder," "Scudder Kemper Investments, Inc.," and "Scudder, Stevens & Clark, Inc." (together the "Scudder Marks"). Under this license, the Corporation, with respect to the Fund, has the nonexclusive right to use and sublicense the Scudder name and marks as part of its name, and to use the Scudder Marks in the Corporation's investment products and services. This license continues only as long as the New Investment Management Agreement is in place, and only as long as Scudder Kemper continues to be a licensee of the Scudder Marks from Scudder Trust Company, which is the owner and licensor of the Scudder Marks. As a condition of the license, the Corporation, on behalf of each of the Fund, undertakes certain responsibilities and agrees to certain restrictions, such as agreeing not to challenge the validity of the Scudder Marks or ownership by Scudder Trust Company and the obligation to use the name within commercially reasonable standards of quality. In the event the agreement is terminated, the Corporation, on behalf of the Fund, must not use a name likely to be confused with those associated with the Scudder Marks.

     The New Investment Management Agreement adds conforming language that describes in greater detail the portfolio management services provided by the Investment Manager and adds a new section that describes the administrative responsibilities and duties of the Investment Manager. For example, the section entitled Portfolio Management Services specifies that the Fund will have the benefit of the Investment Manager's analysis and research, and that the Investment Manager will undertake responsibilities such as making records available to regulators and providing periodic reports to the Board. The section entitled Administrative Services is new and describes the types of administrative services that the Investment Manager has been customarily providing to the Fund. For a fuller explanation of the types of administrative services, please refer to the second paragraph under "Description of the Current Investment Management Agreement" in these proxy materials.

     Other conforming changes include: deletion of the Investment Manager's potential responsibility for monitoring the calculation and payment of distributions to stockholders; addition of a provision clarifying that the New Investment Management Agreement supersedes all prior agreements; and addition of a provision replacing New York with Massachusetts as the jurisdiction whose laws will govern the New Investment Management Agreement.

     Investment Manager. Scudder is one of the most experienced investment counsel firms in the United States. It was established in 1919 as a partnership and was restructured as a Delaware corporation in 1985. The principal source of Scudder's income is professional fees received from providing continuing investment advice. Scudder provides investment counsel for many individuals and institutions, including insurance companies, endowments, industrial corporations and financial and banking organizations.

     Scudder is a Delaware corporation. Daniel Pierce* is the Chairman of the Board of Scudder, Edmond D. Villani# is President and Chief Executive Officer of Scudder, Stephen R. Beckwith#, Lynn S. Birdsong#, Nicholas Bratt#, E. Michael Brown*, Mark S. Casady*, Linda C. Coughlin*, Margaret D. Hadzima*, Jerard K. Hartman#, Richard A. Holt@, John T. Packard+, Kathryn L. Quirk#, Cornelia M. Small# and Stephen A. Wohler* are the other members of the Board of Directors of Scudder (see footnote for symbol key).. The principal occupation of each of the above named individuals is serving as a Managing Director of Scudder.

     All of the outstanding voting and nonvoting securities of Scudder are held of record by Stephen R. Beckwith, Juris Padegs#, Daniel Pierce and Edmond D. Villani in their capacity as the representatives of the beneficial owners of such securities (the "Representatives"), pursuant to a Security Holders' Agreement among Scudder, the beneficial owners of securities of Scudder and such Representatives. Pursuant to the Security Holders' Agreement, the Representatives have the right to reallocate shares among the beneficial owners from time to time. Such reallocations will be at net book value in cash transactions. All Managing Directors of Scudder own voting and nonvoting stock and all Principals of Scudder own nonvoting stock.

     Directors, officers and employees of Scudder from time to time may enter into transactions with various banks, including the Fund's custodian bank. It is Scudder's opinion that the terms and conditions of those transactions will not be influenced by existing or potential custodial or other Fund relationships.

     Scudder Fund Accounting Corporation ("SFAC"), a subsidiary of Scudder, computes net asset value and provides fund accounting services for the Fund. Scudder Service Corporation ("SSC"), also a subsidiary of Scudder, is the transfer, shareholding and dividend-paying agent for the Fund. Scudder Trust Company ("STC"), an affiliate of Scudder, provides subaccounting and recordkeeping services for stockholder accounts in certain retirement and employee benefit plans. The table below sets forth for the Fund the respective fees paid to SFAC SSC and STC during the last fiscal year of the Fund.

                                                 Aggregate Fee             Aggregate Fee           Aggregate Fee
                                                 Paid to SFAC During       Paid to SSC During      Paid to STC During
Fund                           Fiscal Year       Last Fiscal Year          Last Fiscal Year        Last Fiscal Year
----                           -----------       ----------------          ----------------        ----------------

Institutional International    12-31-96          $0                        $15,431                 $0
Equity Portfolio

     SFAC, SSC and STC will continue to provide fund accounting, transfer agency, subaccounting and recordkeeping services to the Fund under the current arrangements if the New Investment Management Agreement is approved.

     Exhibit B sets forth the fees and other information regarding other investment companies advised by Scudder.

     Brokerage Commissions on Portfolio Transactions. To the maximum extent feasible, Scudder places orders for portfolio transactions through Scudder Investor Services, Inc., Two International Place, Boston, Massachusetts 02110 (the "Distributor") (a corporation registered as a broker/dealer and a subsidiary of Scudder), which in turn places orders on behalf of the Fund with issuers, underwriters or other brokers and dealers. In selecting brokers and dealers with which to place portfolio transactions for the Fund, Scudder will not consider sales of shares of funds currently advised by ZKI, although it may place such transactions with brokers and dealers that sell shares of funds currently advised by ZKI. The Distributor receives no commissions, fees or other remuneration from the Fund for this service. Allocation of portfolio transactions is supervised by Scudder.


*    Two International Place, Boston, Massachusetts
#    345 Park Avenue, New York, New York
+    101 California Street, San Francisco, California
@    Two Prudential Plaza, 180 North Stetson, Suite 5400, Chicago, Illinois

     Required Vote. Approval of this Proposal by the Fund requires the affirmative vote of a "majority of the outstanding voting securities" of the Fund. The Directors recommend that the stockholders vote in favor of this Proposal 2.

              PROPOSAL 3: ELECTION OF DIRECTORS FOR THE CORPORATION

     At the Special Meeting, five Directors are to be elected to constitute the Board of the Corporation. For election of Directors at the Special Meeting, each Board of Directors has approved the nomination of the following individuals: Dr. Rosita P. Chang, Edgar R. Fiedler, Peter B. Freeman, Dr. J. D. Hammond and Richard M. Hunt.

     The persons named as proxies on the enclosed proxy card will vote for the election of the nominees named above unless authority to vote for any or all of the nominees is withheld in the proxy. Each Director so elected will serve as a Director of the Corporation until the next meeting of stockholders, if any, called for the purpose of electing Directors and until the election and qualification of a successor or until such Director sooner dies, resigns or is removed as provided in the Articles of Incorporation of the Corporation. Since the Corporation does not hold annual meetings, Directors will hold office for an indeterminate period.

     Each of the nominees has indicated that he or she is willing to serve as a Director. If any or all of the nominees should become unavailable for election due to events not now known or anticipated, the persons named as proxies will vote for such other nominee or nominees as the Directors may recommend. The following table sets forth certain information concerning the current Directors and the nominees. Unless otherwise noted, each of the Directors and nominees has engaged in the principal occupation listed in the following table for more than five years, but not necessarily in the same capacity.

NOMINEES:

                                                           Present Office with the Corporation
                                                             (Date Nominee Became Director),
                                                                 Principal Occupation or
Name (Age)                                                    Employment and Directorships
----------                                                    ----------------------------

Dr. Rosita P. Chang (42)              Professor of Finance,  University  of Rhode  Island.  Dr. Chang serves on the
                                      Boards of 1 Trust whose Funds are advised by Scudder.

Edgar R. Fiedler* (68)                Director  (1987).  Senior  Fellow  and  Economic  Counselor,  The  Conference
                                      Board,  Inc.;  Formerly  Assistant  Secretary  of the  Treasury  for Economic
                                      Policy.  Director:  The Stanley  Works;  Zurich-American  Insurance  Company;
                                      Harris  Insight  Funds;  and Emerging  Mexico Fund. Mr. Fiedler serves on the
                                      Boards of an additional 5 Trusts or  Corporations  whose Funds are advised by
                                      Scudder.

Peter B. Freeman (65)                 Director (1991).  Trustee,  Eastern  Utilities  Associates  (electric utility holding  company);  Director,  AMICA  Life  Insurance  Co.;  Director,  AMICA
                                      Insurance Co.  Formerly:  President,  Fields Point  Management Co. and Goelet
                                      Estate Co. (private investment management  companies);  Former Director,  The
                                      Providence Journal Company (multi-media  company).  Mr. Freeman serves on the
                                      Boards of an additional 9 Trusts or  Corporations  whose Funds are advised by
                                      Scudder.

Dr. J. D. Hammond (63)                Dean,   Smeal  College  of  Business   Administration,   Pennsylvania   State
                                      University;  Member of the Board,  The Atlantic  Mutual  Insurance Co. Former
                                      Trustee,  Provident Mutual Life Insurance Company.  Dr. Hammond serves on the
                                      Boards of an additional 2 Trusts or  Corporations  whose Funds are advised by
                                      Scudder.

Richard M. Hunt (70)                  University Marshall and Senior Lecturer,  Harvard University;  Vice Chairman,
                                      American  Council on  Germany;  Director,  Council  on the United  States and
                                      Italy;  Life  Trustee,   American  Field  Service;   and  Partner,   Elmhurst
                                      Investment Trust (family  investment  firm). Mr. Hunt serves on the Boards of an additional 2 Trusts or Corporations whose Funds are advised by Scudder.


----------------

* Director considered by the Corporation and its counsel to be an "interested person" (as defined in the 1940 Act) of the Corporation or of its investment manager because of their employment by the Investment Manager and, in some cases, holding offices with the Corporation. Prior to the Transaction Agreement entered into between Scudder and Zurich, Mr. Fiedler was considered not to be an interested person of the Corporation; however, by virtue of his former relationship with Zurich-American Insurance Company, a subsidiary of Zurich, the Corporation treats Mr. Fiedler as an interested person of the Corporation under the 1940 Act.

CURRENT DIRECTORS NOT
STANDING FOR
RE-ELECTION:



                                              Present Office with the Corporation (Date Became Director),
                                                                  Principal Occupation or
Name (Age)                                                      Employment and Directorships
----------                                                      ----------------------------
Robert W. Lear (80)                   Director  (1989).  Executive-in-Residence,   Visiting  Professor,  Columbia
                                      University  Graduate  School  of  Business;   Director,  Equitable  Capital
                                      Partners Enhancement Yield Funds.  Former Director, Cambrex Corp.

David S. Lee* (63)                    Chairman of the Board and  Director  (1994).  Managing  Director,  Scudder,
                                      Stevens & Clark,  Inc.;  Trustee Emeritus,  New England Medical Center. Mr.
                                      Lee serves on the Boards of an additional 15 Trusts or  Corporations  whose
                                      Funds are advised by Scudder.

Daniel Pierce* (63)                   President  and  Director  (1990).   Chairman  of  the  Board  and  Managing
                                      Director  of  Scudder,  Stevens & Clark,  Inc.  Director,  Fiduciary  Trust
                                      Company (bank and trust company) and Fiduciary Company  Incorporated  (bank and trust  company).  Mr.  Pierce  serves on the Boards of an additional 18
                                      Trusts or Corporations whose Funds are advised by Scudder.

----------------

* Directors considered by the Corporation and its counsel to be "interested persons" (as defined in the 1940 Act) of the Corporation or of its investment manger because of their employment by the Investment Manager and, in some cases, holding offices with the Corporation.

     As of June 30, 1997, no nominees to or Directors of the Corporation owned directly or beneficially any shares of the Fund.

     To the best of the Corporation's knowledge, as of June 30, 1997, no person owned beneficially more than 5% of any Fund's outstanding shares.

     Responsibilities of the Board - Board and Committee Meetings. The Board of Directors of the Corporation is responsible for the general oversight of Fund business. A majority of the Board's members are not affiliated with Scudder. These Non-interested Directors have primary responsibility for assuring that the Fund is managed in the best interests of its stockholders.

     The Board of Directors meets at least quarterly to review the investment performance of the Funds and other operational matters, including policies and procedures designated to assure compliance with various regulatory requirements. At least annually, the Non-interested Directors review the fees paid to the Investment Manager and its affiliates for investment advisory services and other administrative and shareholder services. In this regard, they evaluate, among other things, each Fund's investment performance, the quality and efficiency of the various other services provided, costs incurred by the Investment Manager and its affiliates, and comparative information regarding fees and expenses of competitive funds. They are assisted in this process by the Funds' independent public accountants and by independent legal counsel selected by the Non-interested Directors. In addition, the Non-interested Directors from time to time have established and served on task forces and subcommittees focusing on particular matters such as investment, accounting and shareholder service issues.

     The Board of the Corporation has both an Audit Committee and a Committee on Independent Directors, the responsibilities of which are described below.

     Audit Committee. The Board of the Corporation has an Audit Committee consisting of the Non-interested Directors. The Audit Committee reviews with management and the independent accountants for each Fund, among other things, the scope of the audit and the controls of each Fund and its agents, reviews and approves in advance the type of services to be rendered by independent accountants, recommends the selection of independent accountants for each Fund to the Board and, in general, considers and reports to the Board on matters regarding each Fund's accounting and bookkeeping practices.

     Committee on Independent Directors. The Board of the Corporation has a Committee on Independent Directors consisting of all the Non-interested Directors. The Committee is charged with the duty of making all nominations for Non-interested Directors and consideration of other related matters. Stockholders' recommendations as to nominees received by management are referred to the Committee for its consideration and action.

     The following chart sets forth the number of meetings of the Board, the Audit Committee and the Committee on Independent Directors of the Corporation during the calendar year 1996.

                   NUMBER OF BOARD AND COMMITTEE MEETINGS HELD
                          DURING THE CALENDAR YEAR 1996

                                            BOARD OF               AUDIT            NOMINATING
                                           DIRECTORS             COMMITTEE          COMMITTEE
        NAME OF CORPORATION                 MEETINGS               MEETINGS          MEETINGS
        -------------------                 --------               --------          ---------

Scudder Institutional Fund, Inc.               4                       1                  1

     Executive Officers. In addition to Mr. Pierce, a Director who is also an officer of the Corporation, the following persons are Executive Officers of the
Corporation:

                                                 Present Office with the Corporation;               Year First Became
Name (Age)                                      Principal Occupation or Employment (1)               an Officer (2)
----------                                      -------------------------------------                --------------

K. Susan Cote (35)                    Vice President; Principal of Scudder, Stevens & Clark,              1996
                                      Inc.

Carol L. Franklin (44)                Vice President; Managing Director of Scudder, Stevens &             1996
                                      Clark, Inc.

Jerard K. Hartman (64)                Vice President; Managing Director of Scudder, Stevens &             1996
                                      Clark, Inc.

Thomas W. Joseph (58)                 Vice President and Assistant Secretary; Principal of                1989
                                      Scudder, Stevens & Clark, Inc.

Thomas F. McDonough (50)              Vice President and Secretary; Principal of Scudder,                 1989
                                      Stevens & Clark, Inc.

Pamela A. McGrath (43)                Vice President and Treasurer; Managing Director of                  1991
                                      Scudder, Stevens & Clark, Inc.

Kathryn L. Quirk (44)                 Vice President; Managing Director of Scudder, Stevens &             1996
                                      Clark, Inc.



-------------------

(1) Unless otherwise stated, all of the Executive Officers have been associated with the Corporation for more than five years, although not necessarily in the same capacity.

(2) The President, Treasurer and Secretary each holds office until his or her successor has been duly elected and qualified, and all other officers hold offices in accordance with the By-laws of the Corporation.

     Compensation of Directors and Officers. Scudder supervises the Fund's investments, pays the compensation and certain expenses of its personnel who serve as Directors and officers of the Corporation and receives a management fee for its services. Several of the Corporation's officers and Directors are also officers, Directors, employees or stockholders of Scudder and participate in the fees paid to that firm, although the Corporation makes no direct payments to them other than for reimbursement of travel expenses in connection with their attendance at Directors' and committee meetings.

     The following Compensation Table provides in tabular form the following data:

     Column (1) All Directors who receive compensation from the Corporation.

     Column  (2)  Aggregate   compensation  received  by  the  Director  of  the
Corporation during the calendar year 1996.

     Column (3) Total compensation received by each Director from funds managed by Scudder (collectively, the "Fund Complex") during the calendar year 1996.

     The Directors do not receive any pension or retirement benefits from the Corporation.

                                             COMPENSATION TABLE
             (1)                                     (2)                                        (3)
                                           Aggregate Compensation
                                                                                      Total Compensation From
                                                                                     the Corporation and Fund
       Name of Director               Scudder Institutional Fund, Inc.               Complex Paid to Director
       ----------------               --------------------------------               ------------------------

Edgar R. Fiedler*                                  $17,907                              $108,083 (20 Funds)

Peter B. Freeman                                   $ 9,076                              $131,734 (33 Funds)

Robert W. Lear                                     $ 9,076                              $33,049 (11 Funds)


* Mr. Fiedler received $17,907 through a deferred compensation program. As of December 31, 1996, Mr. Fiedler had a total of $191,130 and $205,223 accrued over a period of several years in a deferred compensation program for serving on the Board of Directors of Scudder Institutional Fund, Inc. and Scudder Fund, Inc., respectively.

         Required Vote. Election of each of the listed nominees for Director requires the affirmative vote of a majority of the votes of the Corporation cast at the Special Meeting in person or by proxy. The Directors of the Corporation recommend that the stockholders vote in favor of each of the nominees listed in this Proposal 3.


                      PROPOSAL 4: RATIFICATION OR REJECTION
                   OF THE SELECTION OF INDEPENDENT ACCOUNTANTS

     The Board of  Directors  of the  Corporation,  including  a majority of the
Non-interested   Directors,   has  selected  Price  Waterhouse  LLP  to  act  as
independent accountants of the Fund for the current fiscal year. Price Waterhouse LLP are independent accountants and have advised the Fund that they have no direct financial interest or material indirect financial interest in the Fund. One or more representatives of Price Waterhouse LLP are expected to be present at the Special Meeting and will have an opportunity to make a statement if they so desire. Such representatives are expected to be available to respond to appropriate questions posed by stockholders or management.

     Required Vote. Ratification of the selection of independent accountants requires the affirmative vote of a majority of the votes cast at the Special Meeting in person or by proxy. The Directors recommend that the stockholders of the Fund vote in favor of this Proposal 4


                             ADDITIONAL INFORMATION

     General. The cost of preparing, printing and mailing the enclosed proxy, accompanying notice and proxy statement and all other costs incurred in connection with the solicitation of proxies, including any additional solicitation made by letter, telephone or telegraph, will be paid by Scudder. In addition to solicitation by mail, certain officers and representatives of the Corporation, officers and employees of Scudder and certain financial services firms and their representatives, who will receive no extra compensation for their services, may solicit proxies by telephone, telegram or personally.

     Shareholder Communications Corporation ("SCC") has been engaged to assist in the solicitation of proxies. As the Special Meeting date approaches, certain stockholders of the Fund may receive a telephone call from a representative of SCC if their vote has not yet been received. Authorization to permit SCC to execute proxies may be obtained by telephonic or electronically transmitted instructions from stockholders of the Fund. Proxies that are obtained telephonically will be recorded in accordance with the procedures set forth below. The Directors believe that these procedures are reasonably designed to ensure that the identity of the stockholder casting the vote is accurately determined and that the voting instructions of the stockholder are accurately determined.

     In all cases where a telephonic proxy is solicited, the SCC representative is required to ask for each stockholder's full name, address, social security or employer identification number, title (if the stockholder is authorized to act on behalf of an entity, such as a corporation), and the number of shares owned and to confirm that the stockholder has received the proxy statement/prospectus and card in the mail. If the information solicited agrees with the information provided to SCC, then the SCC representative has the responsibility to explain the process, read the proposals listed on the proxy card, and ask for the stockholder's instructions on each proposal. The SCC representative, although he or she is permitted to answer questions about the process, is not permitted to recommend to the stockholder how to vote, other than to read any recommendation set forth in the proxy statement. SCC will record the stockholder's instructions on the card. Within 72 hours, the stockholder will be sent a letter or mailgram to confirm his or her vote and asking the stockholder to call SCC immediately if his or her instructions are not correctly reflected in the confirmation.

     If the stockholder wishes to participate in the Special Meeting, but does not wish to give his or her proxy by telephone, the stockholder may still submit the proxy card originally sent with the proxy statement or attend in person. Should stockholders require additional information regarding the proxy or replacement proxy cards, they may contact SCC toll-free at 1-800-733-8481 ext.
488. Any proxy given by a stockholder, whether in writing or by telephone, is revocable.

     Proposals of Stockholders. Stockholders wishing to submit proposals for inclusion in a proxy statement for a stockholder meeting subsequent to the Special Meeting, if any, should send their written proposals to the Secretary of the Corporation, c/o Scudder, Stevens & Clark, Inc., 345 Park Avenue, New York, NY 10154, within a reasonable time before the solicitation of proxies for such meeting. The timely submission of a proposal does not guarantee its inclusion.

     Other Matters to Come Before the Special Meeting. The Board of Directors is not aware of any matters that will be presented for action at the Special Meeting other than the matters set forth herein. Should any other matters requiring a vote of stockholders arise, the proxy in the accompanying form will confer upon the person or persons entitled to vote the shares represented by such proxy the discretionary authority to vote the shares as to any such other matters in accordance with their best judgment in the interest of the Corporation and/or Fund.

PLEASE COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY PROMPTLY. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

By order of the Board of Directors,

Thomas F. McDonough
Secretary

                                    Exhibit A
                                    ---------

                                     Form of

                       New Investment Management Agreement

                                  Name of Fund
                                 345 Park Avenue
                            New York, New York 10154

                                                                         , 199_

Scudder Kemper Investments, Inc.
345 Park Avenue
New York, New York  10154

                         Investment Management Agreement
                                [Name of Series]

Ladies and Gentlemen:

         [Name of Corporation] (the "Corporation") has been established as a Maryland corporation to engage in the business of an investment company. Pursuant to the Corporation's Articles of Incorporation, as amended from time-to-time (the "Articles"), the Board of Directors has divided the Corporation's shares of capital stock, par value $__ per share, (the "Shares") into separate series, or funds, including [name of series] (the "Fund"). Series may be abolished and dissolved, and additional series established, from time to time by action of the Directors.

         The Corporation, on behalf of the Fund, has selected you to act as the sole investment manager of the Fund and to provide certain other services, as more fully set forth below, and you have indicated that you are willing to act as such investment manager and to perform such services under the terms and conditions hereinafter set forth. Accordingly, the Corporation on behalf of the Fund agrees with you as follows:

         1. Delivery of Documents. The Corporation engages in the business of investing and reinvesting the assets of the Fund in the manner and in accordance with the investment objectives, policies and restrictions specified in the currently effective Prospectus (the "Prospectus") and Statement of Additional Information (the "SAI") relating to the Fund included in the Corporation's Registration Statement on Form N-1A, as amended from time to time, (the "Registration Statement") filed by the Corporation under the Investment Company Act of 1940, as amended, (the "1940 Act") and the Securities Act of 1933, as amended. Copies of the documents referred to in the preceding sentence have been furnished to you by the Corporation. The Corporation has also furnished you with copies properly certified or authenticated of each of the following additional documents related to the Corporation and the Fund:

(a) The Articles dated __________, 19__, as amended to date.

(b) By-Laws of the Corporation as in effect on the date hereof (the "By-Laws").

(c) Resolutions of the Directors of the Corporation and the shareholders of the Fund selecting you as investment manager and approving the form of this Agreement.

         The Corporation will furnish you from time to time with copies, properly certified or authenticated, of all amendments of or supplements, if any, to the foregoing, including the Prospectus, the SAI and the Registration Statement.

     2. Sublicense to Use the Scudder Trademarks. As exclusive licensee of the rights to use and sublicense the use of the "Scudder" and ["Scudder Kemper Investments, Inc."/"Scudder, Stevens & Clark, Inc."] trademarks (together, the "Scudder Marks"), you hereby grant the Corporation a nonexclusive right and sublicense to use (i) the "Scudder" name and mark as part of the Corporation's name (the "Fund Name"), and (ii) the Scudder Marks in connection with the Corporation's investment products and services, in each case only for so long as this Agreement, any other investment management agreement between you (or any organization which shall have succeeded to your business as investment manager ("your Successor")) and the Corporation, or any extension, renewal or amendment hereof or thereof remains in effect, and only for so long as you are a licensee of the Scudder Marks, provided however, that you agree to use your best efforts to maintain your license to use and sublicense the Scudder Marks. The Corporation agrees that it shall have no right to sublicense or assign rights to use the Scudder Marks, shall acquire no interest in the Scudder Marks other than the rights granted herein, that all of the Corporation's uses of the Scudder Marks shall inure to the benefit of Scudder Trust Company as owner and licensor of the Scudder Marks (the "Trademark Owner"), and that the Corporation shall not challenge the validity of the Scudder Marks or the Trademark Owner's ownership thereof. The Corporation further agrees that all services and products it offers in connection with the Scudder Marks shall meet commercially reasonable standards of quality, as may be determined by you or the Trademark Owner from time to time, provided that you acknowledge that the services and products the Corporation rendered during the one-year period preceding the date of this Agreement are acceptable. At your reasonable request, the Corporation shall cooperate with you and the Trademark Owner and shall execute and deliver any and all documents necessary to maintain and protect (including but not limited to in connection with any trademark infringement action) the Scudder Marks and/or enter the Corporation as a registered user thereof. At such time as this Agreement or any other investment management agreement shall no longer be in effect between you (or your Successor) and the Corporation, or you no longer are a licensee of the Scudder Marks, the Corporation shall (to the extent that, and as soon as, it lawfully can) cease to use the Fund Name or any other name indicating that it is advised by, managed by or otherwise connected with you (or your Successor) or the Trademark Owner. In no event shall the Corporation use the Scudder Marks or any other name or mark confusingly similar thereto (including, but not limited to, any name or mark that includes the name "Scudder") if this Agreement or any other investment advisory agreement between you (or your Successor) and the Fund is terminated.

         3. Portfolio Management Services. As manager of the assets of the Fund, you shall provide continuing investment management of the assets of the Fund in accordance with the investment objectives, policies and restrictions set forth in the Prospectus and SAI; the applicable provisions of the 1940 Act and the

Internal Revenue Code of 1986, as amended, (the "Code") relating to regulated investment companies and all rules and regulations thereunder; and all other applicable federal and state laws and regulations of which you have knowledge; subject always to policies and instructions adopted by the Corporation's Board of Directors. In connection therewith, you shall use reasonable efforts to manage the Fund so that it will qualify as a regulated investment company under Subchapter M of the Code and regulations issued thereunder. The Fund shall have the benefit of the investment analysis and research, the review of current economic conditions and trends and the consideration of long-range investment policy generally available to your investment advisory clients. In managing the Fund in accordance with the requirements set forth in this section 3, you shall be entitled to receive and act upon advice of counsel to the Corporation or counsel to you. You shall also make available to the Corporation promptly upon request all of the Fund's investment records and ledgers as are necessary to assist the Corporation in complying with the requirements of the 1940 Act and other applicable laws. To the extent required by law, you shall furnish to regulatory authorities having the requisite authority any information or reports in connection with the services provided pursuant to this Agreement which may be requested in order to ascertain whether the operations of the Corporation are being conducted in a manner consistent with applicable laws and regulations.

         You shall determine the securities, instruments, investments, currencies, repurchase agreements, futures, options and other contracts relating to investments to be purchased, sold or entered into by the Fund and place orders with broker-dealers, foreign currency dealers, futures commission merchants or others pursuant to your determinations and all in accordance with Fund policies as expressed in the Registration Statement. You shall determine what portion of the Fund's portfolio shall be invested in securities and other assets and what portion, if any, should be held uninvested.

         You shall furnish to the Corporation's Board of Directors periodic reports on the investment performance of the Fund and on the performance of your obligations pursuant to this Agreement, and you shall supply such additional reports and information as the Corporation's officers or Board of Directors shall reasonably request.

         4. Administrative Services. In addition to the portfolio management services specified above in section 3, you shall furnish at your expense for the use of the Fund such office space and facilities in the United States as the Fund may require for its reasonable needs, and you (or one or more of your affiliates designated by you) shall render to the Corporation administrative services on behalf of the Fund necessary for operating as an open-end investment company and not provided by persons not parties to this Agreement including, but not limited to, preparing reports to and meeting materials for the Corporation's Board of Directors and reports and notices to Fund shareholders; supervising, negotiating contractual arrangements with, to the extent appropriate, and monitoring the performance of, accounting agents, custodians, depositories, transfer agents and pricing agents, accountants, attorneys, printers, underwriters, brokers and dealers, insurers and other persons in any capacity deemed to be necessary or desirable to Fund operations; preparing and making filings with the Securities and Exchange Commission (the "SEC") and other regulatory and self-regulatory organizations, including, but not limited to, preliminary and definitive proxy materials, post-effective amendments to the Registration Statement, semi-annual reports on Form N-SAR and notices pursuant to Rule 24f-2 under the 1940 Act; overseeing the tabulation of proxies by the Fund's transfer agent; assisting in the preparation and filing of the Fund's federal, state and local tax returns; preparing and filing the Fund's federal excise tax return pursuant to Section 4982 of the Code; providing assistance with investor and public relations matters; monitoring the valuation of portfolio securities and the calculation of net asset value; monitoring the registration of Shares of the Fund under applicable federal and state securities laws; maintaining or causing to be maintained for the Fund all books, records and reports and any other information required under the 1940 Act, to the extent that such books, records and reports and other information are not maintained by the Fund's custodian or other agents of the Fund; assisting in establishing the accounting policies of the Fund; assisting in the resolution of accounting issues that may arise with respect to the Fund's operations and consulting with the Fund's independent accountants, legal counsel and the Fund's other agents as necessary in connection therewith; establishing and monitoring the Fund's operating expense budgets; reviewing the Fund's bills; processing the payment of bills that have been approved by an authorized person; assisting the Fund in determining the amount of dividends and distributions available to be paid by the Fund to its shareholders, preparing and arranging for the printing of dividend notices to shareholders, and providing the transfer and dividend paying agent, the custodian, and the accounting agent with such information as is required for such parties to effect the payment of dividends and distributions; and otherwise assisting the Corporation as it may reasonably request in the conduct of the Fund's business, subject to the direction and control of the Corporation's Board of Directors. Nothing in this Agreement shall be deemed to shift to you or to diminish the obligations of any agent of the Fund or any other person not a party to this Agreement which is obligated to provide services to the Fund.

         5. Allocation of Charges and Expenses. Except as otherwise specifically provided in this section 5, you shall pay the compensation and expenses of all Directors, officers and executive employees of the Corporation (including the Fund's share of payroll taxes) who are affiliated persons of you, and you shall make available, without expense to the Fund, the services of such of your directors, officers and employees as may duly be elected officers of the Corporation, subject to their individual consent to serve and to any limitations imposed by law. You shall provide at your expense the portfolio management services described in section 3 hereof and the administrative services described in section 4 hereof.

         You shall not be required to pay any expenses of the Fund other than those specifically allocated to you in this section 5. In particular, but without limiting the generality of the foregoing, you shall not be responsible, except to the extent of the reasonable compensation of such of the Fund's Directors and officers as are directors, officers or employees of you whose services may be involved, for the following expenses of the Fund: organization expenses of the Fund (including out-of-pocket expenses, but not including your overhead or employee costs); fees payable to you and to any other Fund advisors or consultants; legal expenses; auditing and accounting expenses; maintenance of books and records which are required to be maintained by the Fund's custodian or other agents of the Corporation; telephone, telex, facsimile, postage and other communications expenses; taxes and governmental fees; fees, dues and expenses incurred by the Fund in connection with membership in investment company trade organizations; fees and expenses of the Fund's accounting agent, custodians, subcustodians, transfer agents, dividend disbursing agents and registrars; payment for portfolio pricing or valuation services to pricing agents, accountants, bankers and other specialists, if any; expenses of preparing share certificates and, except as provided below in this section 5, other expenses in connection with the issuance, offering, distribution, sale, redemption or repurchase of securities issued by the Fund; expenses relating to investor and public relations; expenses and fees of registering or qualifying Shares of the Fund for sale; interest charges, bond premiums and other insurance expense; freight, insurance and other charges in connection with the shipment of the Fund's portfolio securities; the compensation and all expenses (specifically including travel expenses relating to Corporation business) of Directors, officers and employees of the Corporation who are not affiliated persons of you; brokerage commissions or other costs of acquiring or disposing of any portfolio securities of the Fund; expenses of printing and distributing reports, notices and dividends to shareholders; expenses of printing and mailing Prospectuses and SAIs of the Fund and supplements thereto; costs of stationery; any litigation expenses; indemnification of Directors and officers of the Corporation; costs of shareholders' and other meetings; and travel expenses (or an appropriate portion thereof) of Directors and officers of the Corporation who are directors, officers or employees of you to the extent that such expenses relate to attendance at meetings of the Board of Directors of the Corporation or any committees thereof or advisors thereto held outside of Boston, Massachusetts or New York, New York.

         You shall not be required to pay expenses of any activity which is primarily intended to result in sales of Shares of the Fund if and to the extent that (i) such expenses are required to be borne by a principal underwriter which acts as the distributor of the Fund's Shares pursuant to an underwriting agreement which provides that the underwriter shall assume some or all of such expenses, or (ii) the Corporation on behalf of the Fund shall have adopted a plan in conformity with Rule 12b-1 under the 1940 Act providing that the Fund (or some other party) shall assume some or all of such expenses. You shall be required to pay such of the foregoing sales expenses as are not required to be paid by the principal underwriter pursuant to the underwriting agreement or are not permitted to be paid by the Fund (or some other party) pursuant to such a plan.

         6. Management Fee. For all services to be rendered, payments to be made and costs to be assumed by you as provided in sections 3, 4 and 5 hereof, the Corporation on behalf of the Fund shall pay you in United States Dollars on the last day of each month the unpaid balance of a fee equal to the excess of (a) 1/12 of ____ of 1 percent of the average daily net assets as defined below of the Fund for such month; [provided that, for any calendar month during which the average of such values exceeds $________, the fee payable for that month based on the portion of the average of such values in excess of $________ shall be 1/12 of __ of 1 percent of such portion;] [and provided that, for any calendar month during which the average of such values exceeds $________, the fee payable for that month based on the portion of the average of such values in excess of $________ shall be 1/12 of ____ of 1 percent of such portion;] over any compensation waived by you from time to time (as more fully described below). You shall be entitled to receive during any month such interim payments of your fee hereunder as you shall request, provided that no such payment shall exceed 75 percent of the amount of your fee then accrued on the books of the Fund and unpaid.

         The "average daily net assets" of the Fund shall mean the average of the values placed on the Fund's net assets as of 4:00 p.m. (New York time) on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such time. The value of the net assets of the Fund shall always be determined pursuant to the applicable provisions of the Articles and the Registration Statement. If the determination of net asset value does not take place for any particular day, then for the purposes of this section 6, the value of the net assets of the Fund as last determined shall be deemed to be the value of its net assets as of 4:00 p.m. (New York time), or as of such other time as the value of the net assets of the Fund's portfolio may be lawfully determined on that day. If the Fund determines the value of the net assets of its portfolio more than once on any day, then the last such determination thereof on that day shall be deemed to be the sole determination thereof on that day for the purposes of this section 6.

         You may waive all or a portion of your fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of your services. You shall be contractually bound hereunder by the terms of any publicly announced waiver of your fee, or any limitation of the Fund's expenses, as if such waiver or limitation were fully set forth herein.

         7. Avoidance of Inconsistent Position; Services Not Exclusive. In connection with purchases or sales of portfolio securities and other investments for the account of the Fund, neither you nor any of your directors, officers or employees shall act as a principal or agent or receive any commission. You or your agent shall arrange for the placing of all orders for the purchase and sale of portfolio securities and other investments for the Fund's account with brokers or dealers selected by you in accordance with Fund policies as expressed in the Registration Statement. If any occasion should arise in which you give any advice to clients of yours concerning the Shares of the Fund, you shall act solely as investment counsel for such clients and not in any way on behalf of the Fund.

         Your services to the Fund pursuant to this Agreement are not to be deemed to be exclusive and it is understood that you may render investment advice, management and services to others. In acting under this Agreement, you shall be an independent contractor and not an agent of the Corporation.

         8. Limitation of Liability of Manager. As an inducement to your undertaking to render services pursuant to this Agreement, the Corporation agrees that you shall not be liable under this Agreement for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, provided that nothing in this Agreement shall be deemed to protect or purport to protect you against any liability to the Corporation, the Fund or its shareholders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties, or by reason of your reckless disregard of your obligations and duties hereunder. Any person, even though also employed by you, who may be or become an employee of and paid by the Fund shall be deemed, when acting within the scope of his or her employment by the Fund, to be acting in such employment solely for the Fund and not as your employee or agent.

         9. Duration and Termination of This Agreement. This Agreement shall remain in force until September 30, 19__, and continue in force from year to year thereafter, but only so long as such continuance is specifically approved at least annually (a) by the vote of a majority of the Directors who are not parties to this Agreement or interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Directors of the Corporation, or by the vote of a majority of the outstanding voting securities of the Fund. The aforesaid requirement that continuance of this Agreement be "specifically approved at least annually" shall be construed in a manner consistent with the 1940 Act and the rules and regulations thereunder and any applicable SEC exemptive order therefrom.

         This Agreement may be terminated with respect to the Fund at any time, without the payment of any penalty, by the vote of a majority of the outstanding voting securities of the Fund or by the Corporation's Board of Directors on 60 days' written notice to you, or by you on 60 days' written notice to the Corporation. This Agreement shall terminate automatically in the event of its assignment.

         10. Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought, and no amendment of this Agreement shall be effective until approved in a manner consistent with the 1940 Act and rules and regulations thereunder and any applicable SEC exemptive order therefrom.

         11. Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         In interpreting the provisions of this Agreement, the definitions contained in Section 2(a) of the 1940 Act (particularly the definitions of "affiliated person," "assignment" and "majority of the outstanding voting securities"), as from time to time amended, shall be applied, subject, however, to such exemptions as may be granted by the SEC by any rule, regulation or order.

         This Agreement shall be construed in accordance with the laws of the State of Maryland, provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act, or in a manner which would cause the Fund to fail to comply with the requirements of Subchapter M of the Code.

         This Agreement shall supersede all prior investment advisory or management agreements entered into between you and the Corporation on behalf of the Fund.

         If you are in agreement with the foregoing, please execute the form of acceptance on the accompanying counterpart of this letter and return such counterpart to the Corporation, whereupon this letter shall become a binding contract effective as of the date of this Agreement.


                                         Yours very truly,

                                         [NAME OF CORPORATION],on
                                         behalf of

                                         Scudder _______________
                                         Fund




                                         By:
                                            ------------------------------
                                                 President

         The foregoing Agreement is hereby accepted as of the date hereof.

                                         SCUDDER KEMPER INVESTMENTS, INC.



                                         By:
                                            ------------------------------
                                                 Managing Director

Institutional
DRAFT 8/25/97


                                    Exhibit B
                                    ---------

                           Other Investment Companies

                               Advised by Scudder
                                                                       EXHIBIT B

                            Investment Objectives and Advisory Fees
                      For Funds Advised by Scudder, Stevens & Clark, Inc.

          FUND                                                OBJECTIVE                                         FEE RATE
          ----                                                ---------                                         --------
Money Market
     Scudder U.S. Treasury Money Fund            Safety, liquidity, and stability of                       0.500% of net assets
                                                 capital and, consistent therewith,
                                                 current income.

     Scudder Cash Investment Trust               Stability of capital while maintaining                    0.500% to $250 million
                                                 liquidity of capital and providing                        0.450% next $250 million
                                                 current income from money market securities.              0.400% next $500 million
                                                                                                           0.350% thereafter

     Scudder Money Market Series                 High level of current income consistent                   0.250% of net assets
                                                 with preservation of capital and liquidity
                                                 by investing in a broad range of short-term
                                                 money market instruments.

     Scudder Government Money Market Series      High level of current income consistent with              0.250% of net assets
                                                 preservation of capital and liquidity by investing
                                                 exclusively in obligations issued or guaranteed by
                                                 the U.S. Government or its agencies or instrumentalities
                                                 and in certain repurchase agreements.

Tax Free Money Market
     Scudder Tax Free Money Fund                 Income exempt from regular federal income taxes and       0.500% to $500 million
                                                 stability of principalthrough investments in              0.480% thereafter
                                                 municipal securities.

     Scudder Tax Free Money Market Series        High level of current income consistent with              0.250% of net assets
                                                 preservation of capital and liquidity exempt from
                                                 federal income tax by investing primarily in high
                                                 quality municipal obligations.

     Scudder California Tax Free Money Fund      Stability of capital and the maintenance of a             0.500% of net assets
                                                 constant net asset value of $1.00 per share while
                                                 providing California tax payers income exempt from both
                                                 California personal and regular federal income tax
                                                 through investment in high quality, short- term
                                                 tax-exempt California municipal securities.


     Scudder New York Tax Free Money Fund        Stability of capital and income exempt from New York      0.500% of net assets
                                                 state and New York City personal income taxes and
                                                 regular federal income tax through investment in
                                                 high quality, short-term municipal securities in New York.

Tax Free
     Scudder Limited Term Tax Free Fund          High level of income exempt from regular federal          0.600% of net assets
                                                 income tax consistent with a high degree of
                                                 principal stability.

     Scudder Medium Term Tax Free Fund           High level of income exempt from regular federal          0.600% to $500 million
                                                 income tax and limited  principal fluctuation             0.500% thereafter
                                                 through investment primarily in high grade
                                                 intermediate term municipal securities.

     Scudder Managed Municipal Bonds             Income exempt from regular federal income tax             0.550% to $200 million
                                                 primarily through investments in high-grade               0.500% next $500 million
                                                 long-term municipal securities.                           0.475% thereafter


     Scudder High Yield Tax Free Fund            High level of income, exempt from regular                 0.650% to $300 million
                                                 federal income tax, from an actively managed              0.600% thereafter
                                                 portfolio consisting primarily of investment
                                                 grade municipal securities.

     Scudder California Tax Free Fund            Income exempt from both California state personal         0.625% to $200 million
                                                 income tax and regular federal income tax                 0.600% thereafter
                                                 primarily through investment grade municipal
                                                 securities.

     Scudder Massachusetts Limited               A high level of income exempt from both                   0.600% of net assets
     Term Tax Free Fund                          Massachusetts personal income tax and
                                                 regular federal income tax as is consistent
                                                 with a high degree of price stability.

     Scudder Massachusetts Tax Free Fund         A high level of income exempt from both                   0.600% of net assets
                                                 Massachusetts personal income tax and
                                                 regular federal income tax through investment
                                                 primarily in long-term investment-grade
                                                 municipal securities in Massachusetts.

     Scudder New York Tax Free Fund              Income exempt from New York state and New York            0.625% to $200 million
                                                 City personal income taxes and regular federal            0.600% thereafter
                                                 income tax through investment primarily in long-term
                                                 investment-grade municipal securities in New York.

     Scudder Ohio Tax Free Fund                  Income exempt from Ohio personal income tax and           0.600% of net assets
                                                 regular federal income tax through investment
                                                 primarily in investment-grade municipal
                                                 securities in Ohio.

     Scudder Pennsylvania Tax Free Fund          Income exempt from Pennsylvania personal income tax       0.600% of net assets
                                                 and regular federal income tax through investment
                                                 primarily in investment-grade municipal securities
                                                 in Pennsylvania.

                                              -2-

U.S. Income
     Scudder Short Term Bond Fund                High level of income consistent with a high degree        0.600% to $500 million
                                                 of principal stability through investments                0.500% next $500 million
                                                 primarily in high quality short-term bonds.               0.450% next $500 million
                                                                                                           0.400% next $500 million
                                                                                                           0.375% next $1 billion
                                                                                                           0.350% thereafter

     Scudder Zero Coupon 2000 Fund               High investment returns over a selected period            0.600% of net assets
                                                 as is consistent with investment in U.S. Government
                                                 securities and the minimization of reinvestment risk.

     Scudder GNMA Fund                           High current income and safety of principal               0.650% to $200 million
                                                 primarily from investment in U.S.                         0.600% next $300 million
                                                 Government mortgage-backed GNMA securities.               0.550% thereafter

     Scudder Income Fund                         A high level of income, consistent with the               0.650% to $200 million
                                                 prudent investment of capital, through a                  0.600% next $300 million
                                                 flexible investment program emphasizing                   0.550% thereafter
                                                 high-grade bonds.


     Scudder High Yield Bond Fund                A high level of current income and capital                0.700% of net assets
                                                 appreciation through investment primarily
                                                 in below investment-grade domestic debt
                                                 securities.

Global Income
     Scudder Global Bond Fund                    Total return with an emphasis on current                  0.750% to $1 billion
                                                 income by investing primarily in high-grade               0.700% thereafter
                                                 bonds denominated in foreign currencies
                                                 and the U.S. dollar.

     Scudder International Bond Fund             Income primarily by investing in high-grade               0.850% to $1 billion
                                                 international bonds and protection and                    0.800% thereafter
                                                 possible enhancement of principal value by
                                                 actively managing currency, bond market and
                                                 maturity exposure and by security selection.

     Scudder Emerging Markets Income Fund        High current income and, secondarily, long-term           1.000% of net assets
                                                 capital appreciation by investing primarily
                                                 in high-yielding debt securities issued in
                                                 emerging markets.

Asset Allocation
     Scudder Pathway Conservative Portfolio      Current income and, secondarily, long-term growth         0.000%
                                                 of capital by investing substantially in bond
                                                 mutual funds, but will have some exposure to
                                                 equity mutual funds.

     Scudder Pathway Balanced Portfolio          Balance of growth and income by investing in a            0.000%
                                                 mix of money market, bond and equity mutual funds.


                                              -3-

     Scudder Pathway Growth Portfolio            Long-term growth of capital by investing                  0.000%
                                                 predominantly in equity mutual funds
                                                 designed to provide long-term growth.

     Scudder Pathway International Portfolio     Maximize total return by investing in a                   0.000%
                                                 select mix of established international
                                                 and global Scudder Funds.

U.S. Growth and Income
     Scudder Balanced Fund                       A balance of growth and income from a                     0.700% of net assets
                                                 diversified portfolio of equity and
                                                 fixed income securities and long-term
                                                 preservation of capital through a
                                                 quality oriented investment approach
                                                 designed to reduce risk.

     Scudder Growth and Income Fund              Long-term growth of capital, current income               0.600% to $500 million
                                                 and growth of income primarily from                       0.550% next $500 million
                                                 common stocks, preferred stocks and securities            0.500% next $500 million
                                                 convertible into common stocks.                           0.475% next $500 million
                                                                                                           0.450% next $1 billion
                                                                                                           0.425% next $1 billion
                                                                                                           0.405% thereafter

U.S. Growth
     Scudder Large Company Value Fund            Maximize long-term capital appreciation through           0.750% to $500 million
     (formerly Scudder Capital Growth Fund)      a value driven investment program emphasizing             0.650% next $500 million
                                                 common stocks and preferred stocks.

     Scudder Value Fund                          Long-term growth of capital through investment            0.700% of net assets
                                                 in undervalued equity securities.

     Scudder Small Company Value Fund            Long-term growth of capital by investing                  0.750% of net assets
                                                 primarily in undervalued equity
                                                 securities of small U.S. companies.

     Scudder Micro Cap Fund                      Long-term growth of capital by investing                  0.750% of net assets
                                                 primarily in a diversified portfolio
                                                 of U.S. micro-cap common stocks.

     Scudder Classic Growth Fund                 Long-term growth of capital while keeping the             0.700% of net assets
                                                 value of its shares more stable than other
                                                 growth mutual funds.

     Scudder Large Company Growth Fund           Long-term growth of capital through investment            0.700% of net assets
     (formerly Scudder Quality Growth Fund)      primarily in the equity securities of
                                                 seasoned, financially strong U.S. growth
                                                 companies.

     Scudder Development Fund                    Long-term growth of capital by investing                  1.000% to $500 million
                                                 primarily in equity securities of                         0.950% next $500 million
                                                 emerging growth companies.                                0.900% thereafter


                                              -4-

     Scudder 21st Century Growth Fund            Long-term growth of capital by investing                  1.000% of net assets
                                                 primarily in the securities of  emerging
                                                 growth companies poised to be leaders in
                                                 the 21st century.

Global Growth
     Scudder Global Fund                         Long-term growth of capital through investment            Effective 9/11/97:
                                                 in a diversified portfolio of                             1.000% to $500 million
                                                 marketable foreign and domestic securities,               0.950% next $500 million
                                                 primarily equity securities.                              0.900% next $500 million
                                                                                                           0.850% thereafter

     Institutional International                 Long-term growth of capital primarily                     0.900% of net assets
     Equity Portfolio                            through a diversified portfolio of
                                                 marketable foreign equity securities.

     Scudder International Growth                Long-term growth of capital and current income            1.000% of net assets
     and Income Fund                             primarily from foreign equity securities.

     Scudder International Fund                  Long-term growth of capital primarily through             0.900% to $500 million
                                                 a diversified portfolio of marketable                     0.850% next $500 million
                                                 foreign equity securities.                                0.800% next $1 billion
                                                                                                           0.750% next $1 billion
                                                                                                           0.700% thereafter

     Scudder Global Discovery Fund               Above-average capital appreciation over the               1.100% of net assets
                                                 long-term by investing primarily
                                                 in the equity securities of small companies
                                                 located throughout the world.

     Scudder Emerging Markets Growth Fund        Long-term growth of capital primarily through             1.25% of net assets
                                                 equity investments in emerging
                                                 markets around the globe.

     Scudder Gold Fund                           Maximum return consistent with investing                  1.000% of net assets
                                                 in a portfolio of gold-related
                                                 equity securities and gold.

     Scudder Greater Europe Growth Fund          Long-term growth of capital through investment            1.000% of net assets
                                                 primarily in the equity securities of
                                                 European companies.

     Scudder Pacific Opportunities Fund          Long-term growth of capital primarily                     1.100% of net assets
                                                 through investment in the equity
                                                 securities of Pacific Basin companies,
                                                 excluding Japan.

     Scudder Latin America Fund                  Long-term capital appreciation through                    Effective 9/11/97:
                                                 investment primarily in the securities                    1.250% to $1 billion
                                                 of Latin American issuers.                                1.150% thereafter


                                              -5-

     The Japan Fund, Inc.                        Long-term capital appreciation through                    0.850% to $100 million
                                                 investment primarily in equity                            0.750% next $200 million
                                                 securities of Japanese companies.                         0.700% next $300 million
                                                                                                           0.650% thereafter

Closed-End Funds
     The Argentina Fund, Inc.                    Long-term capital appreciation through                    Advisor:
                                                 investment primarily in equity                            Effective 11/1/97:
                                                 securities of Argentine issuers.                          1.100% of net assets
                                                                                                           Sub-Advisor:
                                                                                                           Paid by Advisor.
                                                                                                           0.160% of net assets

     The Brazil Fund, Inc.                       Long-term capital appreciation through                    1.200% to $150 million
                                                 investment primarily in equity                            1.050% next $150 million
                                                 securities of Brazilian issuers.                          1.000% thereafter

                                                                                                           Effective 10/29/97:
                                                                                                           1.200% to $150 million
                                                                                                           1.050% next $150 million
                                                                                                           1.000% next $200 million
                                                                                                           0.900% thereafter

                                                                                                           Administrator:
                                                                                                           Receives an annual fee of
                                                                                                           $50,000

     The Korea Fund, Inc.                        Long-term capital appreciation through                    Advisor:
                                                 investment primarily in equity                            1.150% to $50 million
                                                 securities of Korean issuers.                             1.100% next $50 million
                                                                                                           1.000% next $250 million
                                                                                                           0.950% next $400 million
                                                                                                           0.900% thereafter
                                                                                                           Sub-Advisor - Daewoo:
                                                                                                           Paid by Advisor.
                                                                                                           0.2875% to $50 million
                                                                                                           0.275% next $50 million
                                                                                                           0.250% next $250 million
                                                                                                           0.2375% next $400 million
                                                                                                           0.225% thereafter


                                              -6-

     The Latin America Dollar Income             High level of current income and, secondarily,            1.200% of net assets
     Fund, Inc.                                  capital appreciation through investment
                                                 principally in dollar-denominated Latin
                                                 American debt instruments.

     Montgomery Street Income Securities,        High level of current income consistent with              0.500% to $150 million
     Inc.                                        prudent investment risks through a                        0.450% next $50 million
                                                 diversified portfolio primarily of debt                   0.400% thereafter
                                                 securities.


     Scudder New Asia Fund, Inc.                 Long-term capital appreciation through                    1.250% to $75 million
                                                 investment primarily in equity                            1.150% next $125 million
                                                 securities of Asian companies.                            1.100% thereafter


     Scudder New Europe Fund, Inc.               Long-term capital appreciation through                    1.250% to $75 million
                                                 investment primarily in equity securities                 1.150% next $125 million
                                                 of companies traded on smaller or emerging                1.100% thereafter
                                                 European markets and  companies that are
                                                 viewed as likely to benefit from changes
                                                 and developments throughout Europe.

     Scudder Spain and Portugal Fund, Inc.       Long-term capital appreciation through                    Advisor:
                                                 investment primarily in equity                            1.000% of net assets
                                                 securities of Spanish & Portuguese issuers                Administrator:
                                                                                                           0.200% of net assets


     Scudder World Income Opportunities          High income and, consistent therewith,                    1.200% of net assets
     Fund, Inc.                                  capital appreciation.



Insurance Products
     Balanced Portfolio                          Balance of growth and income consistent with              0.475% of net assets
                                                 long-term preservation of capital through
                                                 a diversified portfolio of equity and fixed
                                                 income securities.

     Bond Portfolio                              High level of income consistent with a high               0.475% of net assets
                                                 quality portfolio of debt securities.

     Capital Growth Portfolio                    Long-term capital growth from a portfolio                 0.475% to $500 million
                                                 consisting primarily of equity                            0.450% thereafter
                                                 securities.

     Global Discovery Portfolio                  Above-average capital appreciation over the               0.975% of net assets
                                                 long-term by investing primarily in the
                                                 equity securities of small companies located
                                                 throughout the world.

     Growth and Income Portfolio                 Long-term growth of capital, current income               0.475% of net assets
                                                 and growth of income.

     International Portfolio                     Long-term growth of capital primarily through             0.875% to $500 million
                                                 diversified holdings of  marketable                       0.775% thereafter
                                                 foreign equity investments.


                                              -7-

     Money Market Portfolio                      Stability of capital and, consistent therewith,           0.370% of net assets
                                                 liquidity of capital and  current income.

AARP Funds
     AARP High Quality Money Fund                Current income and liquidity, consistent           Fee Rate       Program Assets
                                                 with maintaining stability and  safety             0.350%          to $2 billion
                                                 of principal, through investment in                0.330%          next $2 billion
                                                 high quality securities.                           0.300%          next $2 billion
                                                                                                    0.280%          next $2 billion
                                                                                                    0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.100% of net assets

     AARP Balanced Stock and Bond Fund           Long-term growth of capital and income,            Fee Rate       Program Assets
                                                 consistent with a stable share price,              0.350%          to $2 billion
                                                 through investment in a combination of             0.330%          next $2 billion
                                                 stocks, bonds and cash reserves.                   0.300%          next $2 billion
                                                                                                    0.280%          next $2 billion
                                                                                                    0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.190% of net assets

     AARP Capital Growth Fund                    Long-term capital growth, consistent with          Fee Rate       Program Assets
                                                 a stable share price, through                      0.350%          to $2 billion
                                                 investment primarily in common stocks              0.330%          next $2 billion
                                                 and securities convertible into common             0.300%          next $2 billion
                                                 stocks.                                            0.280%          next $2 billion
                                                                                                    0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.320% of net assets


                                              -8-


     AARP Global Growth Fund                     Long-term growth of capital, consistent            Fee Rate       Program Assets
                                                 with a stable share price, through                 0.350%          to $2 billion
                                                 investment primarily in a diversified              0.330%          next $2 billion
                                                 portfolio of equity securities of                  0.300%          next $2 billion
                                                 corporations worldwide.                            0.280%          next $2 billion
                                                                                                    0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.550% of net assets

     AARP Growth and Income Fund                 Long-term growth of capital and income,            Fee Rate       Program Assets
                                                 consistent with a stable share price,              0.350%          to $2 billion
                                                 through investment primarily in common             0.330%          next $2 billion
                                                 stocks and securities convertible into             0.300%          next $2 billion
                                                 common stocks.                                     0.280%          next $2 billion
                                                                                                    0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.190% of net assets

     AARP International Stock Fund               Long-term growth of capital, consistent            Fee Rate       Program Assets
                                                 with a stable share price, through                 0.350%          to $2 billion
                                                 investment primarily in foreign                    0.330%          next $2 billion
                                                 equity securities.                                 0.300%          next $2 billion
                                                                                                    0.280%          next $2 billion
                                                                                                    0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.600% of net assets


                                              -9-

     AARP Small Company Stock Fund               Long-term growth of capital, consistent            Fee Rate       Program Assets
                                                 with a stable share price, through                 0.350%          to $2 billion
                                                 investment primarily in stocks of                  0.330%          next $2 billion
                                                 small U.S. companies.                              0.300%          next $2 billion
                                                                                                    0.280%          next $2 billion
                                                                                                    0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.550% of net assets

     AARP U.S. Stock Index Fund                  Long-term growth of capital, consistent            Fee Rate       Program Assets
                                                 with greater share price stability                 0.350%          to $2 billion
                                                 than a S&P 500 index fund, by taking               0.330%          next $2 billion
                                                 an indexing approach to investing in               0.300%          next $2 billion
                                                 common stocks, emphasizing higher                  0.280%          next $2 billion
                                                 dividend stocks while maintaining                  0.260%          next $3 billion
                                                 investment characteristics otherwise               0.250%          next $3 billion
                                                 similar to the S&P 500 index.                      0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.000% of net assets

     AARP Bond Fund for Income                   High level of current income, consistent           Fee Rate       Program Assets
                                                 with greater share price stability                 0.350%          to $2 billion
                                                 than a long term bond, through investment          0.330%          next $2 billion
                                                 primarily in investment-grade debt                 0.300%          next $2 billion
                                                 securities.                                        0.280%          next $2 billion
                                                                                                    0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.280% of net assets


                                             -10-


     AARP GNMA and U.S. Treasury Fund            High level of current income, consistent           Fee Rate       Program Assets
                                                 with greater share price stability                 0.350%          to $2 billion
                                                 than a long-term bond, through investment          0.330%          next $2 billion
                                                 principally in U.S. Government-guaranteed          0.300%          next $2 billion
                                                 GNMA securities and U.S. Treasury obligations.     0.280%          next $2 billion
                                                                                                    0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.120% of net assets

     AARP High Quality Bond Fund                 High level of income, consistent with greater      Fee Rate       Program Assets
                                                 share price stability than a  long-term bond,      0.350%          to $2 billion
                                                 through investment primarily in a portfolio of     0.300%          next $2 billion
                                                 high quality securities .                          0.280%          next $2 billion
                                                                                                    0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.190% of net assets

     AARP Diversified Growth Portfolio           Long-term growth of capital through             There will be no fee as the manager
                                                 investment primarily in AARP stock              will receive a fee from the
                                                 mutual funds.                                   underlying funds.


     AARP Diversified Income Portfolio           Current income with modest capital              There will be no fee as the manager
                                                 appreciation through investment primarily       will receive a fee from the
                                                 in AARP bond mutual funds.                      underlying funds.


     AARP High Quality Tax Free Money Fund       Current income exempt from federal income          Fee Rate       Program Assets
                                                 taxes and liquidity, consistent                    0.350%          to $2 billion
                                                 with maintaining stability and safety              0.330%          next $2 billion
                                                 of principal, through investment in                0.300%          next $2 billion
                                                 high-quality municipal securities.                 0.280%          next $2 billion
                                                                                                    0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.100% of net assets

                                             -11-

     AARP Insured Tax Free General Bond Fund     High level of income free from federal             Fee Rate       Program Assets
                                                 income taxes, consistent with greater              0.350%          to $2 billion
                                                 share price stability than a long-term             0.330%          next $2 billion
                                                 municipal bond, through investment                 0.300%          next $2 billion
                                                 primarily in municipal securities covered          0.280%          next $2 billion
                                                 by insurance.                                      0.260%          next $3 billion
                                                                                                    0.250%          next $3 billion
                                                                                                    0.240%          thereafter
                                                                                                    Individual Fund Fee
                                                                                                    0.190% of net assets

                                      -12-

Institutional
DRAFT 8/25/97

                                    Exhibit C
                                    ---------

                  Form of Agreement and Plan of Reorganization

                                                                       Exhibit C


                      AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ________ day of __________________, 1997, by and between Scudder
International Fund, Inc. (the "Acquiring Company"), a Maryland Corporation with its principal place of business at 345 Park Avenue, New York, New York 10154, on behalf of Scudder International Fund (the "Acquiring Fund"), a separate series of the Acquiring Company, and Scudder Institutional Fund, Inc. (the "Acquired Company"), on behalf of Institutional International Equity Portfolio (the "Acquired Fund"), a separate series of the Acquired Company.

     This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for the Barrett International Shares class (the "Barrett Shares class") of voting shares of common stock ($__ par value per share) of the Acquiring Fund (the "Acquiring Fund Shares"), the assumption by the Acquiring Fund of all of the identified and stated liabilities of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

     WHEREAS, the purpose of the Reorganization is to [combine the assets of the Acquiring Fund with those of the Acquired Fund in an attempt to achieve greater operating economies and increased portfolio diversification];

     NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:


1. TRANSFER OF ASSETS OF THE ACQUIRED FUND TO THE ACQUIRING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES, THE ASSUMPTION OF ALL OF THE IDENTIFIED AND STATED ACQUIRED FUND LIABILITIES AND THE LIQUIDATION OF THE ACQUIRED FUND

     1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer to the Acquiring Fund all or substantially all of the Acquired Fund's assets as set forth in section 1.2, and the Acquiring Fund agrees in exchange therefor (i) to deliver to the Acquired Fund that number of full and fractional Barrett Shares class Acquiring Fund Shares determined by dividing the value of the Acquired Fund's assets, computed in the manner and as of the time and date set forth in section 2.1, by the net asset value of one Acquiring Fund

Share of the same Class, computed in the manner and as of the time and date set forth in section 2.2; and (ii) to assume all of the identified and stated liabilities of the Acquired Fund, as set forth in section 1.3. Such transactions shall take place at the closing provided for in section 3.1 (the "Closing").

     1.2 The assets of the Acquired Fund to be acquired by the Acquiring Fund (collectively "Assets") shall consist of all assets, including, without limitation, all cash, cash equivalents, securities, commodities and futures interests and dividends or interest or other receivables that are owned by the Acquired Fund and any deferred or prepaid expenses shown on the unaudited statement of assets and liabilities of the Acquired Fund prepared as of the effective time of the closing (the "Effective Time Statement"), prepared in accordance with generally accepted accounting principles ("GAAP") applied consistently with those of the Acquired Fund's most recent audited balance sheet. The assets shall constitute at least 90% of the fair market value of the net assets, and at least 70% of the fair market value of the gross assets, held by Acquired Fund immediately before the Closing (including, for these purposes, amounts, if any, used by the Acquired Fund to pay its reorganization expenses, if any, retained by the Acquired Fund to pay its liabilities, and all redemptions and distributions (except for redemptions and distributions occurring in the ordinary course of the Acquired Fund's business as a series of an open-end investment company, as required by Section 22(e) of the Investment Company Act of 1940, as amended (the "1940 Act"), and not in connection with the Reorganization) made by the Acquiring Fund immediately prior to the Reorganization).

     1.3 The Acquired Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date as defined in section 3.1. The Acquiring Fund shall assume all of the identified and stated liabilities, expenses, costs, charges and reserves (including,without limitation, expenses incurred in the ordinary course of business of the Acquired Fund's operations, such as accounts payable relating to custodian and transfer agency fees, investment management and administrative fees, legal and audit fees, and expenses of state securities registration of the Acquired Fund's shares reflected in the Effective Time Statement).

     1.4 On or as soon as practicable prior to the Closing Date as defined in section 3.1, the Acquired Fund will declare and pay to its shareholders of record one or more dividends and/or other distributions so that it will have distributed all of its investment company taxable income (computed without regard to any deduction for dividends paid) and realized net capital gain, if any, that has accrued through the Closing Date.

     1.5 Immediately after the transfer of assets provided for in section 1.1 (the "Liquidation Time"), the Acquired Fund will distribute to the Acquired Fund's shareholders of record, determined as of the Valuation Time (the "Acquired Fund Shareholders"), on a pro rata basis, the Barrett Shares class Acquiring Fund Shares received by the Acquired Fund pursuant to section 1.1 and will completely liquidate. Such distribution and liquidation will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders. The aggregate net asset value of Barrett Shares class Acquiring Fund Shares to be so credited to Barrett Shares class Acquired Fund Shareholders shall be equal to the aggregate net asset value of the Acquired Fund shares owned by such shareholders as of the Valuation Time. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although share certificates representing interests in shares of the Acquired Fund will represent a number Barrett Shares class Acquiring Fund Shares after the Closing Date as determined in accordance with section 2.3. The Acquiring Fund will not issue certificates representing Barrett Shares class Acquiring Fund Shares in connection with such exchange.

     1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's then-current prospectus and statement of additional information.

     [As soon as is reasonably practicable after the Liquidation Time, but not until the earlier of (i) payment by Acquiring Fund of all assumed liabilities or
(ii) 90 days after the Closing Date, Acquired Fund shall be dissolved under Maryland law and deregistered under the 1940 Act. The Acquired Fund shall not conduct any business on and after the Closing Date except in connection with its liquidation, dissolution and deregistration.]

     1.7 Any reporting responsibility of the Acquired Fund including, without limitation, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "Commission"), any state securities commission, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

     1.8 All books and records of the Acquired Fund, including all books and records required to be maintained under the 1940 Act and the rules and regulations thereunder, shall be available to the Acquiring Fund from and after the Closing Date and shall be turned over to the Acquiring Fund on or prior to liquidation of Acquired Fund/ as soon as practicable following the Closing Date. [All such books and records shall be available to Acquired Fund thereafter until Acquired Fund is dissolved and deregistered.]


2.   VALUATION

     2.1 The value of the Assets shall be computed as of the close of regular trading on the New York Stock Exchange on the business day immediately preceding the Closing Date, as defined in Section 3.1 (such time and date being hereinafter called the "Valuation Time") after the declaration and payment of any dividends and/or other distributions on that date, using the valuation procedures set forth in the Acquiring Fund's Declaration of Trust, as amended, and then-current prospectus or statement of additional information.

     2.2 The net asset value of a Barrett Shares class Acquiring Fund share shall be the net asset value per share computed with respect to that Class as of the Valuation Time using the valuation procedures referred to in section 2.1.

     2.3 The number of the Barrett Shares class Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Assets shall be determined by dividing the value of the Assets with respect to shares of the Acquired Fund, determined in accordance with section 2.1 by the net asset value of a Barrett Shares class Acquiring Fund Share determined in accordance with section 2.2.

     2.4 All computations of value hereunder shall be made by or under the direction of each Fund's respective accounting agent, if applicable, in accordance with its regular practice and the requirements of the 1940 Act and shall be subject to confirmation by each Fund's respective independent accountants.


3.   CLOSING AND CLOSING DATE

     3.1 The Closing of the transactions contemplated by this Agreement shall be [date] , or such later date as the parties may agree in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously as of ___:_____M., Eastern time, on the Closing Date, unless otherwise agreed to by the parties. The Closing shall be held at the offices of Dechert Price & Rhoads, Ten Post Office Square, Boston, MA 02109 or at such other place and time as the parties may agree.

     3.2 The Acquired Fund shall deliver to the Acquiring Fund on the Closing Date a schedule of assets.

     3.3 Brown Brothers Harriman & Co., as custodian for the Acquired Fund, shall (a) deliver at the Closing a certificate of an authorized officer stating that the Assets shall have been delivered in proper form to Brown Brothers Harriman & Co., custodian for the Acquiring Fund, prior to or on the Closing Date and (b) all necessary taxes in connection with the delivery of the Assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made. Acquired Fund's portfolio securities represented by a certificate or other written instrument shall be presented by Custodian for Acquired Fund to Custodian for Acquiring Fund for examination no later than five business days preceding the Closing Date and transferred and delivered by the Acquired Fund as of the Closing Date by the Acquired Fund for the account of Acquiring Fund duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof. Acquired Fund's portfolio securities and instruments deposited with a securities depository, as defined in Rule 17f-4 under the 1940 Act, shall be delivered as of the Closing Date by book entry in accordance with the customary practices of such depositories and Custodian for Acquiring Fund. The cash to be transferred by the Acquired Fund shall be delivered by wire transfer of federal funds on the Closing Date.

     3.4 The Transfer Agent, on behalf of the Acquired Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership to __ decimal places) of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Acquired Fund or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request to effect the transactions contemplated by this Agreement.

     3.5 In the event that immediately prior to the Valuation Time (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereupon shall be restricted, or (b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of the Board of Directors of the Acquiring Company and Board of Directors of the Acquired Company, accurate appraisal of the value of the net assets with respect to the Barrett Shares class shares of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.


4.   REPRESENTATIONS AND WARRANTIES

     4.1 The Acquired Company, on behalf of the Acquired Fund, represents and warrants to the Acquiring Fund as follows:

     (a) The Acquired Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland with power under the Company's charter to own all of its properties and assets and to carry on its business as it is now being conducted;

     (b) The Acquired Company is registered with the Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and such registration is in full force and effect;

     (c) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated herein, except such as have been obtained under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act") and the 1940 Act and such as may be required by state securities laws;

     (d) Other than with respect to contracts entered into in connection with the portfolio management of the Acquired Fund which shall terminate on or prior to the Closing Date, the Acquired Company is not, and the execution, delivery and performance of this Agreement by the Company will not result, in violation of Maryland law or of the Company's charter, or By-Laws, or of any material agreement, indenture, instrument, contract, lease or other undertaking known to counsel to which the Acquired Fund is a party or by which it is bound, and the execution, delivery and performance of this Agreement by the Acquired Fund will not result in the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Acquired Fund is a party or by which it is bound;

     (e) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquired Fund or any properties or assets held by it. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings which would materially and adversely affect its business and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

     (f) The Statements of Assets and Liabilities, Operations, and Changes in Net Assets, the Financial Highlights, and the Investment Portfolio of the Acquired Fund at and for the fiscal year ended December 31, 1996, have been audited by Price Waterhouse L.L.P., independent certified public accountants, and are in accordance with GAAP consistently applied, and such statements (copies of which has been furnished to the Acquiring Fund) present fairly, in all material respects, the financial position of the Acquired Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Acquired Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein;

     (g) Since December 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred except as otherwise disclosed to and accepted in writing by the Acquiring Fund. For purposes of this subsection (g), a decline in net asset value per share of the Acquired Fund due to declines in market values of securities in the Acquired Fund's portfolio, the discharge of Acquired Fund liabilities, or the redemption of Acquired Fund shares by Acquired Fund Shareholders shall not constitute a material adverse change;

     (h) At the date hereof and at the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such dates (including any extensions) shall have been filed and are or will be correct in all material respects, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

     (i) For each taxable year of its operation (including the taxable year ending on the Closing Date), the Acquired Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such, has been eligible to and has computed its federal income tax under Section 852 of the Code, and will have distributed all of its investment company taxable income and net capital gain (as defined in the Code) that has accrued through the Closing Date;

     (j) All issued and outstanding shares of the Acquired Fund (i) have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration or qualification requirements of the 1933 Act and state securities laws, (ii) are, and on the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable, and (iii) will be held at the time of the Closing by the persons and in the amounts set forth in the records of the Transfer Agent, as provided in section
3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares;

     (k) At the Closing Date, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be transferred to the Acquiring Fund pursuant to section 1.2 and full right, power, and authority to sell, assign, transfer and deliver such assets hereunder free of any liens or other encumbrances, except those liens or encumbrances as to which the Acquiring Fund has received notice at or prior to the Closing, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, except those restrictions as to which the Acquiring Fund has received notice and necessary documentation at or prior to the Closing;

     (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Directors of the Acquired Company, and, subject to the approval of the Acquired Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Acquired Company, on behalf of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

     (m) The information to be furnished by the Acquired Fund for use in applications for orders, registration statements or proxy materials or for use in any other document filed or to be filed with any federal, state or local regulatory authority (including the National Association of Securities Dealers, Inc.), which may be necessary in connection with the transactions contemplated hereby, shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto; and

     (n) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading; and

     (o) The proxy statement of the Acquired Fund to be included in the Registration Statement referred to in section 5.7 (the "Proxy Statement"), insofar as it relates to the Acquired Fund, will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, not materially misleading; provided, however, that the representations and warranties in this section shall not apply to statements in or omissions from the Proxy Statement and the Registration Statement made in reliance upon and in conformity with information that was furnished or should have been furnished by the Acquiring Fund for use therein.

     4.2 The Acquiring Company, on behalf of the Acquiring Fund, represents and warrants to the Acquired Fund as follows:

     (a) The Acquiring Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland with power under the Company's charter, to own all of its properties and assets and to carry on its business as it is now being conducted;

     (b) The Acquiring Company is registered with the Commission as an open-end management investment company under the 1940 Act, and such registration is in full force and effect;

     (c) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required by state securities laws;

     (d) The Acquiring Company is not, and the execution, delivery and performance of this Agreement by the Company will not result, in violation of Maryland law or of the Company's charter, or By-Laws, or of any material agreement, indenture, instrument, contract, lease or other undertaking known to counsel to which the Acquiring Fund is a party or by which it is bound, and the execution, delivery and performance of this Agreement by the Acquiring Fund will not result in the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Acquiring Fund is a party or by which it is bound;

     (e) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any properties or assets held by it. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings which would materially and adversely affect its business and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

     (f) The Statements of Assets and Liabilities, Operations, and Changes in Net Assets, the Financial Highlights, and the Investment Portfolio of the Acquiring Fund at and for the fiscal year ended March 31, 1997 have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, and are in accordance with GAAP consistently applied, and such statements ( copies of which has been furnished to the Acquired Fund) present fairly, in all material respects, the financial position of the Acquiring Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Acquiring Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein;

     (g) Since March 31, 1997, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred except as otherwise disclosed to and accepted in writing by the Acquired Fund. For purposes of this subsection (g), a decline in net asset value per share of the Acquiring Fund due to declines in market values of securities in the Acquiring Fund's portfolio, the discharge of Acquiring Fund liabilities, or the redemption of Acquiring Fund shares by Acquiring Fund shareholders shall not constitute a material adverse change;

     (h) At the date hereof and at the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such dates (including any extensions) shall have been filed and are or will be correct in all material respects, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

     (i) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such, has been eligible to and has computed its federal income tax under Section 852 of the Code, and will do so for the taxable year including the Closing Date;

     (j) All issued and outstanding shares of the Acquiring Fund (i) have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration or qualification requirements of the 1933 Act and state securities laws and (ii) are, and on the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund shares, nor is there outstanding any security convertible into any of the Acquiring Fund shares;

     (k) The Barrett Shares class Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued and outstanding Acquiring Fund Shares, and will be fully paid and non-assessable;

     (l) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets, free of any liens or other encumbrances, except those liens or encumbrances as to which the Acquired Fund has received notice at or prior to the Closing;

     (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Directors of the Acquiring Company and this Agreement will constitute a valid and binding obligation of the Company, on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

     (n) The information to be furnished by the Acquiring Fund for use in applications for orders, registration statements or proxy materials or for use in any other document filed or to be filed with any federal, state or local regulatory authority (including the National Association of Securities Dealers, Inc.), which may be necessary in connection with the transactions contemplated hereby, shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

     (o) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

     (p) The Proxy Statement to be included in the Registration Statement, only insofar as it relates to the Acquiring Fund, will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading; provided, however, that the representations and warranties in this section shall not apply to statements in or omissions from the Proxy Statement and the Registration Statement made in reliance upon and in conformity with information that was furnished or should have been furnished by the Acquired Fund for use therein; and

     (q) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state securities laws as may be necessary in order to continue its operations after the Closing Date.


5.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

     5.1 The Acquiring Fund and the Acquired Fund each covenants to operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that (a) such ordinary course of business will include (i) the declaration and payment of customary dividends and other distributions, (ii) such changes as are contemplated by the Funds' normal operations, and [(iii) in the case of the Acquired Fund, preparing for its liquidation, dissolution and deregistration and] (b) each Fund shall retain exclusive control of the composition of its portfolio until the Closing Date.

     5.2 Upon reasonable notice, the Acquiring Fund's officers and agents shall have reasonable access to the Acquired Fund's books and records necessary to maintain current knowledge of the Acquired Fund and to ensure that the representations and warranties made by the Acquired Fund are accurate.

     5.3 The Acquired Fund covenants to call a meeting of the Acquired Fund Shareholders entitled to vote thereon to consider and act upon this Agreement and to take all other reasonable action necessary to obtain approval of the transactions contemplated herein. Such meeting shall be scheduled for no later than [date] .

     5.4 The Acquired Fund covenants that the Barrett Shares class Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

     5.5 The Acquired Fund covenants that it will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund Shares and will provide the Acquiring Fund with a list of affiliates of the Acquired Fund.

     5.6 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper, and/or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.7 Each Fund covenants to prepare the Registration Statement on Form N-14 (the "Registration Statement"), in compliance with the 1933 Act, the 1934 Act and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein. The Acquiring Fund will file the Registration Statement, including the Proxy Statement, with the Commission. The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the Proxy Statement referred to in section 4.1(o), all to be included in the Registration Statement, in compliance in all material respects with the 1933 Act, the 1934 Act and the 1940 Act.

     5.8 The Acquired Fund covenants that it will, from time to time, as and when reasonably requested by the Acquiring Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action as the Acquiring Fund may reasonably deem necessary or desirable in order to vest in and confirm the Acquiring Fund's title to and possession of all the assets and otherwise to carry out the intent and purpose of this Agreement.

     5.9 The Acquiring Fund covenants to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act and 1940 Act, and such of the state securities laws as it deems appropriate in order to continue its operations after the Closing Date and to consummate the transactions contemplated herein; provided, however, that the Acquiring Fund may take such actions it reasonably deems advisable after the Closing Date as circumstances change.

     5.10 The Acquiring Fund covenants that it will, from time to time, as and when reasonably requested by the Acquired Fund, execute and deliver or cause to be executed and delivered all such assignments, assumption agreements, releases, and other instruments, and will take or cause to be taken such further action, as the Acquired Fund may reasonably deem necessary or desirable in order to (i) vest and confirm to the Acquired Fund title to and possession of all Acquiring Fund shares to be transferred to Acquired Fund pursuant to this Agreement and
(ii) assume the assumed liabilities from the Acquired Fund.

     5.11 As soon as reasonably practicable after the Closing, the Acquired Fund shall make a liquidating distribution to its shareholders consisting of the Barrett Shares class Acquiring Fund Shares received at the Closing.

     5.12 The Acquiring Fund and the Acquired Fund shall each use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to effect the transactions contemplated by this Agreement as promptly as practicable.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

     The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

     6.1 All representations and warranties of the Acquiring Company, with respect to the Acquiring Fund, contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date; and there shall be (i) no pending or threatened litigation brought by any person (other than Acquiring Fund, its adviser or any of their affiliates) against the Acquired Fund, the Acquiring Fund or their advisers, directors, trustees or officers arising out of this Agreement and (ii) no facts known to the Acquired Fund which the Acquired Fund reasonably believes might result in such litigation.

     6.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Company with respect to the Acquiring Fund made in this Agreement are true and correct on and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request;

     6.3 The Acquired Fund shall have received on the Closing Date an opinion of ________________, in a form reasonably satisfactory to the Acquired Fund, and dated as of the Closing Date, to the effect that:

     (a) The Acquiring Company has been duly formed and is an existing corporation in good standing; (b) the Acquiring Fund has the power to carry on its business as presently conducted in accordance with the description thereof in the Trust's registration statement under the 1940 Act; (c) the Agreement has been duly authorized, executed and delivered by the Company, on behalf of the Acquiring Fund, and constitutes a valid and legally binding obligation of the

Company, on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and laws of general applicability relating to or affecting creditors' rights and to general equity principles; (d) the execution and delivery of the Agreement did not, and the exchange of the Acquired Fund's assets for Barrett Shares class Shares of the Acquiring Fund pursuant to the Agreement will not, violate the Company's charter, or By-laws; and (e) to the knowledge of such counsel, all regulatory consents, authorizations, approvals or filings required to be obtained or made by the Acquiring Fund under the Federal laws of the United States or the laws of the State of Maryland for the exchange of the Acquired Fund's assets for Barrett Shares class Shares of the Acquiring Fund, pursuant to the Agreement have been obtained or made; and

     6.4 The Acquiring Fund shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Acquiring Fund on or before the Closing Date.

     6.5 The Board of Directors of Acquiring Fund shall have approved the establishment of a new class of shares of Acquiring Fund to be known as "Barrett Shares class" and such class of shares shall be duly organized and validly existing under the laws of the State of Maryland on or before the Closing Date.

     6.6 The Registration Statement on Form N-1A covering such Barrett Shares class of Acquiring Fund shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the Acquiring Fund, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.


7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

     The obligations of the Acquiring Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

     7.1 All representations and warranties of the Acquired Company, with respect to the Acquired Fund, contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the

Closing Date, with the same force and effect as if made on and as of the Closing Date; and there shall be (i) no pending or threatened litigation brought by any person (other than Acquired Fund, its adviser or any of their affiliates) against the Acquiring Fund, the Acquired Fund or their advisers, directors, trustees or officers arising out of this Agreement and (ii) no facts known to the Acquiring Fund which the Acquiring Fund reasonably believes might result in such litigation.

     7.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities as of the Closing Date, certified by the Treasurer of the Acquired Fund;

     7.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Company with respect to the Acquired Fund made in this Agreement are true and correct on and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request; 7.4 The Acquiring Fund shall have received on the Closing Date an opinion of Dechert Price & Rhoads, in a form reasonably satisfactory to the Acquiring Fund, and dated as of the Closing Date, to the effect that:

     (a) The Acquired Company has been duly formed and is an existing corporation in good standing; (b) the Acquired Fund has the corporate power to carry on its business as presently conducted in accordance with the description thereof in the Company's registration statement under the 1940 Act; (c) the Agreement has been duly authorized, executed and delivered by the Company, on behalf of the Acquired Fund, and constitutes a valid and legally binding obligation of the Company, on behalf of the Acquired Fund, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and laws of general applicability relating to or affecting creditors' rights and to general equity principles; (d) the execution and delivery of the Agreement did not, and the exchange of the Acquired Fund's assets for Barrett Shares class Shares of the Acquiring Fund pursuant to the Agreement will not, violate the Company's charter or By-laws; and (e) to the knowledge of such counsel, all regulatory consents, authorizations, approvals or filings required to be obtained or made by the Acquired Fund under the Federal laws of the United States or the laws of the State of Maryland for the exchange of the Acquired Fund's assets for Barrett Shares class shares of the Acquiring Fund, pursuant to the Agreement have been obtained or made; and

     7.5 The Acquired Fund shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Acquired Fund on or before the Closing Date.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

     If any of the conditions set forth below have not been met on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

     8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Company's charter, and By-Laws, applicable Maryland law and the 1940 Act, and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this section 8.1;

     8.2 On the Closing Date, no action, suit or other proceeding shall be pending or to its knowledge threatened before any court or governmental agency in which it is sought to restrain or prohibit, or obtain material damages or other relief in connection with, this Agreement or the transactions contemplated herein;

     8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act; and

     8.5 The parties shall have received an opinion of Dechert Price & Rhoads addressed to each Company substantially to the effect that, based upon certain facts, assumptions and representations, the transaction contemplated by this Agreement constitutes a tax-free reorganization for Federal income tax purposes. The delivery of such opinion is conditioned upon receipt by Dechert Price & Rhoads of representations it shall request of each Company. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the condition set forth in this section 8.5.


9.   INDEMNIFICATION

     9.1 The Acquiring Fund agrees to indemnify and hold harmless the Acquired Fund and each of the Acquired Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which jointly and severally, the Acquired Fund or any of its directors or officers may become subject, insofar as any such loss, claim damage liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquiring Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     9.2 The Acquired Fund agrees to indemnify and hold harmless the Acquiring Fund and each of the Acquiring Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which jointly and severally, the Acquiring Fund or any of its directors or officers may become subject, insofar as any such loss, claim damage liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquired Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.


10.  FEES AND EXPENSES

     10.1 The Acquiring Company, on behalf of the Acquiring Fund, and the Acquired Company, on behalf of the Acquired Fund, represents and warrants to the other that it has no obligations to pay any brokers or finders fees in connection with the transactions provided for herein.

     10.2 [The Acquired Fund will bear __% of the expenses arising in connection with the Reorganization, including, without limitation, all legal, accounting, printing, postage and solicitation expenses, and the Acquiring Fund will bear the remaining __% of such expenses/Each party will bear its own expenses in connection with the Reorganization, including, without limitation, all legal, accounting, printing, postage and solicitation expenses; provided, however, that the Acquiring Fund shall be solely responsible for the payment of the Commission's registration fees and Blue Sky expenses relating to the Reorganization.]; provided, however, that any such expenses relating to the Acquired Fund that are borne by the Acquiring Fund will be solely and directly related to the Reorganization within the meaning of Revenue Ruling 73-54, 1973-1 C.B. 187.


11.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     11.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     11.2 Except as specified in the next sentence set forth in this section 11.2, the representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder. The covenants to be performed after the Closing and the obligations of each of the Acquired Fund and Acquired Fund in Sections 9.1 and 9.2 shall survive the Closing.


12.  TERMINATION

     This Agreement may be terminated and the transactions contemplated hereby may be abandoned by either party by (i) mutual agreement of the parties, or (ii) by either party if the Closing shall not have occurred on or before [date] , unless such date is extended by mutual agreement of the parties, or (iii) by either party if the other party shall have materially breached its obligations under this Agreement or made a material and intentional misrepresentation herein or in connection herewith. In the event of any such termination, this Agreement shall become void and there shall be no liability hereunder on the part of any party or their respective directors/trustees or officers, except for any such material breach or intentional misrepresentation, as to each of which all remedies at law or in equity of the party adversely affected shall survive.

13.  AMENDMENTS

     This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund Shareholders called by the Acquired Fund pursuant to section 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Barrett Shares class Acquiring Fund shares to be issued to the Acquired Fund shareholders under this Agreement to the detriment of such shareholders without their further approval.


14.  NOTICES


     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed duly given if delivered by hand (including by Federal Express or similar express courier) or transmitted by facsimile or three days after being mailed by prepaid registered or certified mail, return receipt requested, addressed to the Acquired Fund, 345 Park Avenue, New York, New York 10154 with a copy to Dechert Price & Rhoads, Ten Post Office Square, Boston, MA 02109, Attention: Sheldon A. Jones, Esq., or to the Acquiring Fund, 345 Park Avenue, New York, New York 10154, with a copy to_________________, Attention: __________, or to any other address that the Acquired Fund or the Acquiring Fund shall have last designated by notice to the other party.



15.  HEADINGS; COUNTERPARTS; ASSIGNMENT; LIMITATION OF LIABILITY

     15.1 The Article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     15.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     15.3 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and the shareholders of the Acquiring Fund and the Acquired Fund and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     15.4 No series of the Corporation other than the Acquiring Fund and the Acquired Fund shall be responsible for the obligations of the Corporation hereunder, and all persons shall look only to the respective assets of each of the Acquiring Fund and the Acquired Fund to satisfy the obligations of the Corporation hereunder.

     15.5 This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of_______________ , without regard to its principles of conflicts of laws.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President and its seal to be affixed thereto and attested by its Secretary or Assistant Secretary.

Attest:                                 Scudder International Fund, Inc.
                                        on behalf of Scudder International Fund


                                        ------------------------------
                                        By:___________________________
                                        Its:____________________________


Attest:                                 Scudder Institutional Fund, Inc.
                                        on behalf of Institutional International
                                        Equity Portfolio


                                        ------------------------------
                                        By:___________________________
                                        Its:____________________________

This prospectus sets forth concisely the information about Scudder International Fund, a series of Scudder International Fund, Inc., an open-end management investment company, that a prospective investor should know before investing. Please retain it for future reference.


If you require more detailed information, a Statement of Additional Information dated August 1, 1997, as amended from time to time, may be obtained without charge by writing Scudder Investor Services, Inc., Two International Place, Boston, MA 02110-4103 or calling 1-800-225-2470. The Statement, which is incorporated by reference into this prospectus, has been filed with the Securities and Exchange Commission and is available along with other related materials on the SEC's Internet Web site (http://www.sec.gov).


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contents--see page 4.


NOT FDIC-INSURED
MAY LOSE VALUE
NO BANK GUARANTEE



Scudder International Fund



Prospectus
August 1, 1997




A pure no-load(TM) (no sales charges) mutual fund seeking long-term growth of capital primarily from foreign equity securities.

Expense information

How to compare a Scudder pure no-load(TM) fund

This information is designed to help you understand the various costs and expenses of investing in Scudder International Fund (the "Fund"). By reviewing this table and those in other mutual funds' prospectuses, you can compare the Fund's fees and expenses with those of other funds. With Scudder's pure no-load(TM) funds, you pay no commissions to purchase or redeem shares, or to exchange from one fund to another. As a result, all of your investment goes to work for you.

1) Shareholder transaction expenses: Expenses charged directly to your individual account in the Fund for various transactions.

     Sales commissions to purchase shares (sales load)            NONE
     Commissions to reinvest dividends                            NONE
     Redemption fees                                              NONE*
     Fees to exchange shares                                      NONE


2) Annual Fund operating expenses: Expenses paid by the Fund before it distributes its net investment income, expressed as a percentage of the Fund's average daily net assets for the fiscal year ended March 31, 1997.

     Investment management fee                                    0.82%
     12b-1 fees                                                    NONE
     Other expenses                                               0.33%
                                                                  -----
     Total Fund operating expenses                                1.15%
                                                                  =====


Example

Based on the level of total Fund operating expenses listed above, the total expenses relating to a $1,000 investment, assuming a 5% annual return and redemption at the end of each period, are listed below. Investors do not pay these expenses directly; they are paid by the Fund before it distributes its net investment income to shareholders. (As noted above, the Fund has no redemption fees of any kind.)


   1 Year          3 Years           5 Years         10 Years
   ------          -------           -------         --------
     $12             $37               $63             $140


See "Fund organization--Investment adviser" for further information about the investment management fee. This example assumes reinvestment of all dividends and distributions and that the percentage amounts listed under "Annual Fund operating expenses" remain the same each year. This example should not be considered a representation of past or future expenses or return. Actual Fund expenses and return vary from year to year and may be higher or lower than those shown.

* You may redeem by writing or calling the Fund. If you wish to receive your redemption proceeds via wire, there is a $5 wire service fee. For additional information, please refer to "Transaction information --Redeeming shares."

Financial highlights

The following table includes selected data for a share outstanding throughout each period (a) and other performance information derived from the audited financial statements.

If you would like more detailed information concerning the Fund's performance, a complete portfolio listing and audited financial statements are available in the Fund's Annual Report dated March 31, 1997 and may be obtained without charge by writing or calling Scudder Investor Services, Inc.

                                                                     Years Ended March 31,
                                     1997     1996     1995     1994     1993     1992     1991     1990     1989     1988
---------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of
                                    ---------------------------------------------------------------------------------------
   period ........................  $45.71   $39.72   $42.96   $35.69   $34.36   $34.69   $37.00   $34.79   $33.43   $44.05
                                    ---------------------------------------------------------------------------------------
Income from investment operations:
Net investment income ............     .30      .38      .21      .31      .38      .44      .80      .49      .40      .45
Net realized and unrealized gain
   (loss) on investment
   transactions ..................    4.53     7.19    (1.03)    7.74     2.64     (.37)    (.39)    5.30     4.15     (.86)
Total from investment
                                    ---------------------------------------------------------------------------------------
   operations ....................    4.83     7.57     (.82)    8.05     3.02      .07      .41     5.79     4.55     (.41)
                                    ---------------------------------------------------------------------------------------
Less distributions:
From net investment income .......   (1.28)    (.40)      --     (.63)    (.83)      --     (.74)    (.43)    (.13)    (.82)
In excess of net investment income      --       --       --     (.06)      --       --       --       --       --       --
From net realized gains on
   investment transactions .......   (1.19)   (1.18)   (2.42)    (.09)    (.86)    (.40)   (1.98)   (3.15)   (3.06)   (9.39)
                                    ---------------------------------------------------------------------------------------
Total distributions ..............   (2.47)   (1.58)   (2.42)    (.78)   (1.69)    (.40)   (2.72)   (3.58)   (3.19)  (10.21)
                                    ---------------------------------------------------------------------------------------
Net asset value, end of
                                    ---------------------------------------------------------------------------------------
   period ........................  $48.07   $45.71   $39.72   $42.96   $35.69   $34.36   $34.69   $37.00   $34.79   $33.43
---------------------------------------------------------------------------------------------------------------------------
Total Return (%) .................   10.74    19.25    (2.02)   22.69     9.12      .18     1.46    17.08    14.34     (.47)
Ratios and Supplemental Data
Net assets, end of period
 ($ millions) ....................   2,583    2,515    2,192    2,198    1,180      933      929      783      550      559
Ratio of operating expenses to
   average net assets (%) ........    1.15     1.14     1.19     1.21     1.26     1.30     1.24     1.18     1.22     1.21
Ratio of net investment income to
   average net assets (%) ........     .64      .86      .48      .75     1.13     1.25     2.22     1.33     1.20     1.16
Portfolio turnover rate (%) ......    35.8     45.2     46.3     39.9     29.2     50.4     70.1     49.4     48.3     54.8
Average commission rate paid (b) .  $.0002       --       --       --       --       --       --       --       --       --

(a) Based on monthly average share Based on monthly average shares outstanding during the period.
(b) Average commission rate paid per share of common and preferred stocks is calculated for fiscal years ending on or after March 31, 1997.

A message from Scudder's chairman


Scudder, Stevens & Clark, Inc., investment adviser to the Scudder Family of Funds, was founded in 1919. We offered America's first no-load mutual fund in 1928. Today, we manage in excess of $115 billion for many private accounts and over 50 mutual fund portfolios. We manage the mutual funds in a special program for the American Association of Retired Persons, as well as the fund options available through Scudder Horizon Plan, a tax-advantaged variable annuity. We also advise The Japan Fund and nine closed-end funds that invest in countries around the world.


The Scudder Family of Funds is designed to make investing easy and less costly. It includes money market, tax free, income and growth funds as well as IRAs, 401(k)s, Keoghs and other retirement plans.

Services available to all shareholders include toll-free access to the professional service representatives of Scudder Investor Relations, easy exchange among funds, shareholder reports, informative newsletters and the walk-in convenience of Scudder Funds Centers.

All Scudder mutual funds are pure no-load(TM). This means you pay no commissions to purchase or redeem your shares or to exchange from one fund to another. There are no "12b-1" fees either, which many other funds now charge to support their marketing efforts. All of your investment goes to work for you. We look forward to welcoming you as a shareholder.

                                           /s/Daniel Pierce

Scudder International Fund

Investment objective

o    long-term growth of capital primarily from foreign equity securities

Investment characteristics

o professional management to help investors without the time or expertise to invest directly in foreign securities

o international diversification which helps reduce international investment risk

o    convenient participation in investments denominated in foreign currencies

o    daily liquidity at current net asset value


Contents

Investment objective and policies                      5
Why invest in the Fund?                                5
International investment experience                    6
Additional information about policies
   and investments                                     7
Investment results                                     9
Distribution and performance information              10
Fund organization                                     11
Transaction information                               12
Shareholder benefits                                  16
Purchases                                             18
Exchanges and redemptions                             19
Directors and Officers                                21
Investment products and services                      22
How to contact Scudder                                23

Investment objective and policies

Scudder International Fund (the "Fund"), a series of Scudder International Fund, Inc., seeks long-term growth of capital primarily through a diversified portfolio of marketable foreign equity securities. These securities are selected primarily to permit the Fund to participate in non-United States companies and economies with prospects for growth. The Fund invests in companies, wherever organized, which do business primarily outside the United States. The Fund intends to diversify investments among several countries and to have represented in the portfolio, in substantial proportions, business activities in not less than three different countries. The Fund does not intend to concentrate investments in any particular industry.

Except as otherwise indicated, the Fund's investment objective and policies are not fundamental and may be changed without a vote of shareholders. If there is a change in investment objective, shareholders should consider whether the Fund remains an appropriate investment in light of their then current financial position and needs. There can be no assurance that the Fund's objective will be met.

Investments

The Fund generally invests in equity securities of established companies, listed on foreign exchanges, which the Fund's investment adviser, Scudder, Stevens & Clark, Inc. (the "Adviser"), believes have favorable characteristics.

When the Adviser believes that it is appropriate to do so in order to achieve the Fund's investment objective of long-term capital growth, the Fund may invest up to 20% of its total assets in debt securities. Such debt securities include debt securities of foreign governments, supranational organizations and private issuers, including bonds denominated in the European Currency Unit (ECU). Portfolio debt investments will be selected on the basis of, among other things, yield, credit quality, and the fundamental outlooks for currency and interest rate trends in different parts of the globe, taking into account the ability to hedge a degree of currency or local bond price risk. The Fund may purchase "investment-grade" bonds, which are those rated Aaa, Aa, A or Baa by Moody's Investors Service, Inc. ("Moody's") or AAA, AA, A or BBB by Standard & Poor's ("S&P") or, if unrated, judged by the Adviser to be of equivalent quality. The Fund may also invest up to 5% of its total assets in debt securities which are rated below investment-grade (see "Risk factors").


In addition, the Fund may enter into repurchase agreements, and invest in illiquid and restricted securities, and may engage in securities lending and strategic transactions, which may include derivatives.

When the Adviser determines that exceptional conditions exist abroad, the Fund may, for temporary defensive purposes, invest all or a portion of its assets in Canadian or U.S. Government obligations or currencies, or securities of companies incorporated in and having their principal activities in Canada or the U.S. It is impossible to accurately predict for how long such alternative strategies may be utilized.


Why invest in the Fund?

The Fund is designed for investors seeking investment opportunity and diversification through an actively managed portfolio of foreign securities.

One reason that some investors may wish to invest overseas is that certain foreign economies may grow more rapidly than the U.S. economy and may offer opportunities for achieving superior investment returns. Another reason is that foreign stock and bond markets do not always move in step with each other or with the U.S. markets. A portfolio invested in a number of markets worldwide will be better diversified than one which is subject to the movements of a single market.

Another benefit of the Fund is that it eliminates the complications and extra costs associated with direct investment in individual foreign securities.

Individuals investing directly in foreign stocks may find it difficult to make purchases and sales, to obtain current information, to hold securities in safekeeping, and to convert the value of their investments from foreign currencies into U.S. dollars. The Fund manages these tasks for the investor. With a single investment, the investor has a diversified international investment portfolio, which is actively managed by experienced professionals. The Adviser has had long experience in dealing in foreign markets and with brokers and custodian banks around the world. The Adviser also has the benefit of an established information network and believes the Fund affords a convenient and cost-effective method of investing internationally.

The Fund's investments are generally denominated in foreign currencies. The strength or weakness of the U.S. dollar against these currencies is responsible for part of the Fund's investment performance. If the dollar falls in value relative to the Japanese yen, for example, the dollar value of a Japanese stock held in the portfolio will rise even though the price of the stock remains unchanged. Conversely, if the dollar rises in value relative to the yen, the dollar value of the Japanese stock will fall.

In addition, the Fund offers all the benefits of the Scudder Family of Funds. Scudder, Stevens & Clark, Inc. manages a diverse family of pure no-load(TM) funds and provides a wide range of services to help investors meet their investment needs. Please refer to "Investment products and services" for additional information.

International investment experience


The Adviser has been a leader in international investment management and trading for over 40 years. In addition to the Fund, which was initially incorporated in Canada in 1953 as the first foreign investment company registered with the United States Securities and Exchange Commission, its investment company clients include Scudder International Bond Fund and Scudder International Growth and Income Fund, which invest internationally, Scudder Global Fund, Scudder Global Bond Fund, and Scudder Global Discovery Fund, which invest worldwide, Scudder Greater Europe Growth Fund, which invests primarily in securities of European companies, The Japan Fund, Inc., which invests primarily in securities of Japanese companies, Scudder Latin America Fund, which invests primarily in Latin American issuers, Scudder Pacific Opportunities Fund, which invests primarily in issuers located in the Pacific Basin, with the exception of Japan, Scudder Emerging Markets Income Fund, which invests in debt securities issued in emerging markets, and Scudder Emerging Markets Growth Fund, which invests in equity investments in emerging markets. The Adviser also manages the assets of eight closed-end investment companies investing in foreign securities: The Argentina Fund, Inc., The Brazil Fund, Inc., The Korea Fund, Inc., The Latin America Dollar Income Fund, Inc., Scudder New Asia Fund, Inc., Scudder New Europe Fund, Inc., Scudder Spain and Portugal Fund, Inc. and Scudder World Income Opportunities Fund, Inc. Assets of Scudder's international investment company clients exceeded $8.5 billion as of June 30, 1997.

Additional information about policies and investments

Investment restrictions

The Fund has adopted certain fundamental policies which may not be changed without a vote of shareholders and which are designed to reduce the Fund's investment risk.

The Fund may not borrow money except as a temporary measure for extraordinary or emergency purposes, and may not make loans except through the lending of portfolio securities, the purchase of debt securities or through repurchase agreements.


A complete description of these and other policies and restrictions is contained under "Investment Restrictions" in the Fund's Statement of Additional Information.

Repurchase agreements

As a means of earning income for periods as short as overnight, the Fund may enter into repurchase agreements with selected banks and broker/dealers. Under a repurchase agreement, the Fund acquires securities, subject to the seller's agreement to repurchase them at a specified time and price.

Securities lending


The Fund may lend portfolio securities to registered broker/dealers as a means of increasing its income. These loans may not exceed 30% of the Fund's total assets taken at market value. Loans of portfolio securities will be secured continuously by collateral consisting of U.S. Government securities or fixed-income obligations that are maintained at all times in an amount at least equal to the current market value of the loaned securities. The Fund will earn any interest or dividends paid on the loaned securities and may share with the borrower some of the income received on the collateral for the loan or will be paid a premium for the loan.


Strategic Transactions and derivatives

The Fund may, but is not required to, utilize various other investment strategies as described below to hedge various market risks (such as interest rates, currency exchange rates, and broad or specific equity or fixed-income market movements), to manage the effective maturity or duration of fixed-income securities in the Fund's portfolio or to enhance potential gain. These strategies may be executed through the use of derivative contracts. Such strategies are generally accepted as a part of modern portfolio management and are regularly utilized by many mutual funds and other institutional investors. Techniques and instruments may change over time as new instruments and strategies are developed or regulatory changes occur.

In the course of pursuing these investment strategies, the Fund may purchase and sell exchange-listed and over-the-counter put and call options on securities, equity and fixed-income indices and other financial instruments, purchase and sell financial futures contracts and options thereon, enter into various interest rate transactions such as swaps, caps, floors or collars, and enter into various currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currencies or currency futures (collectively, all the above are called "Strategic Transactions").

Strategic Transactions may be used without limit to attempt to protect against possible changes in the market value of securities held in or to be purchased for the Fund's portfolio resulting from securities markets or currency exchange rate fluctuations, to protect the Fund's unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities for investment purposes, to manage the effective maturity or duration of fixed-income securities in the Fund's portfolio, or to establish a position in the derivatives markets as a temporary substitute for purchasing or selling particular securities. Some Strategic Transactions may also be used to enhance potential gain although no more than 5% of the Fund's assets will be committed to Strategic Transactions entered into for non-hedging purposes. Any or all of these investment techniques may be used at any time and in any combination, and there is no particular strategy that dictates the use of one technique rather than another, as use of any Strategic Transaction is a function of numerous variables including market conditions. The ability of the Fund to utilize these Strategic Transactions successfully will depend on the Adviser's ability to predict pertinent market movements, which cannot be assured. The Fund will comply with applicable regulatory requirements when implementing these strategies, techniques and instruments.

Strategic Transactions involving financial futures and options thereon will be purchased, sold or entered into only for bona fide hedging, risk management or portfolio management purposes and not for speculative purposes. Please refer to "Risk factors--Strategic Transactions and derivatives" for more information.

Risk factors

The Fund's risks are determined by the nature of the securities held and the portfolio management strategies used by the Adviser. The following are descriptions of certain risks related to the investments and techniques that the Fund may use from time to time.

Foreign securities. Investments in foreign securities involve special considerations due to limited information, higher brokerage costs, different accounting standards, thinner trading markets as compared to domestic markets and the likely impact of foreign taxes on the income from securities. They may also entail other risks, such as the possibility of one or more of the following: imposition of dividend or interest withholding or confiscatory taxes; currency blockages or transfer restrictions; expropriation, nationalization or other adverse political or economic developments; less government supervision and regulation of securities exchanges, brokers and listed companies; and the difficulty of enforcing obligations in other countries. Purchases of foreign securities are usually made in foreign currencies and, as a result, the Fund may incur currency conversion costs and may be affected favorably or unfavorably by changes in the value of foreign currencies against the U.S. dollar. Further, it may be more difficult for the Fund's agents to keep currently informed about corporate actions which may affect the prices of portfolio securities. Communications between the U.S. and foreign countries may be less reliable than within the U.S., increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. The Fund's ability and decisions to purchase and sell portfolio securities may be affected by laws or regulations relating to the convertibility and repatriation of assets.

Repurchase agreements. If the seller under a repurchase agreement becomes insolvent, the Fund's right to dispose of the securities may be restricted, or the value of the securities may decline before the Fund is able to dispose of them. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before repurchase of the securities under a repurchase agreement, the Fund may encounter delay and incur costs, including a decline in the value of the securities, before being able to sell the securities.


Securities lending. From time to time the Fund may lend its portfolio securities to registered broker/dealers as described above. The risks of lending portfolio securities, as with other extensions of secured credit, consist of possible delays in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. Loans will be made to registered broker/dealers deemed by the Adviser to be in good standing and will not be made unless, in the judgment of the Adviser, the consideration to be received in exchange for such loans would justify the risk.


Debt securities. The Fund may invest no more than 5% of its total assets in debt securities which are rated below investment-grade; that is, rated below Baa by Moody's or BBB by S&P (commonly referred to as "junk bonds"). The lower the ratings of such debt securities, the greater their risks render them like equity securities. Moody's considers bonds it rates Baa to have speculative elements as well as investment-grade characteristics. The Fund may invest in securities which are rated D by S&P or, if unrated, are of equivalent quality. Securities rated D may be in default with respect to payment of principal or interest.

Investment results

--------------------------------------------------------------------------------

Scudder International Fund is designed for long-term investors who can accept international investment risk. The dollar value of the Fund's portfolio securities fluctuates with changes in market and economic conditions abroad and with changes in relative currency values. Changes in the Fund's share price may not be related to changes in the U.S. stock and bond markets. As with any long-term investment, the value of shares when sold may be higher or lower than when purchased. For additional information concerning risks of international investment, see "Risk factors."

Annual capital changes--past ten years*
---------------------------------------



       Years Ended              Net Asset                                    Capital Gains
        March 31,              Value/Share              Dividends           Distributions           Capital Change
        ---------              -----------              ---------           -------------           --------------

          1987                    $44.05                     --                      --                      --
          1988                     33.43                 $ 0.82                  $ 9.39                 - 2.45%
          1989                     34.79                   0.13                    3.06                 + 13.91
          1990                     37.00                   0.43                    3.15                 + 15.81
          1991                     34.69                   0.74                    1.98                 -  0.67
          1992                     34.36                     --                    0.40                 -  0.95
          1993                     35.69                   0.83                    0.86                 +  6.53
          1994                     42.96                   0.69                    0.09                 + 21.59
          1995                     39.72                     --                    2.42                 -  2.02
          1996                     45.71                   0.40                    1.18                 + 18.19
          1997                     48.07                   1.28                    1.19                   +7.84



 Growth of a $10,000 investment
 ------------------------------

       Years Ended          Value of Initial                                               Total Return
     March 31, 1997        $10,000 Investment                                Average Annual           Cumulative
     --------------        ------------------                                --------------           ----------
        One Year                $ 11,074                                        +10.74%               +  10.74%
        Five Years              $ 17,322                                        +11.61%               +  73.22%
        Ten Years               $ 23,456                                        + 8.90%               + 134.56%




* For definition of "capital change" please see "Distribution and performance information."

Performance figures are historical and all total return calculations assume reinvestment of capital gains and income distributions.

The investment return and principal value of the Fund's shares represent past performance and will vary due to market conditions, and the shares may be worth more or less at redemption than at original purchase.

--------------------------------------------------------------------------------

Illiquid and restricted securities. The absence of a trading market can make it difficult to ascertain a market value for illiquid and restricted securities. Disposing of illiquid and restricted securities may involve time-consuming negotiation and legal expenses, and it may be difficult or impossible for the Fund to sell them promptly at an acceptable price.


Strategic Transactions and derivatives. Strategic Transactions, including derivative contracts, have risks associated with them including possible default by the other party to the transaction, illiquidity and, to the extent the Adviser's view as to certain market movements is incorrect, the risk that the use of such Strategic Transactions could result in losses greater than if they had not been used. Use of put and call options may result in losses to the Fund, force the sale or purchase of portfolio securities at inopportune times or for prices higher than (in the case of put options) or lower than (in the case of call options) current market values, limit the amount of appreciation the Fund can realize on its investments or cause the Fund to hold a security it might otherwise sell. The use of currency transactions can result in the Fund incurring losses as a result of a number of factors including the imposition of exchange controls, suspension of settlements or the inability to deliver or receive a specified currency. The use of options and futures transactions entails certain other risks. In particular, the variable degree of correlation between price movements of futures contracts and price movements in the related portfolio position of the Fund creates the possibility that losses on the hedging instrument may be greater than gains in the value of the Fund's position. In addition, futures and options markets may not be liquid in all circumstances and certain over-the-counter options may have no markets. As a result, in certain markets, the Fund might not be able to close out a transaction without incurring substantial losses, if at all. Although the use of futures contracts and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time they tend to limit any potential gain which might result from an increase in value of such position. Finally, the daily variation margin requirements for futures contracts would create a greater ongoing potential financial risk than would purchases of options, where the exposure is limited to the cost of the initial premium. Losses resulting from the use of Strategic Transactions would reduce net asset value, and possibly income, and such losses can be greater than if the Strategic Transactions had not been utilized. The Strategic Transactions that the Fund may use and some of their risks are described more fully in the Fund's Statement of Additional Information.

Distribution and performance information

Dividends and capital gains distributions

The Fund intends to distribute dividends from its net investment income and any net realized capital gains after utilization of capital loss carryforwards, if any, in November or December to prevent application of federal excise tax. An additional distribution may be made if necessary. Any dividends or capital gains distributions declared in October, November or December with a record date in such a month and paid during the following January will be treated by shareholders for federal income tax purposes as if received on December 31 of the calendar year declared. According to preference, shareholders may receive distributions in cash or have them reinvested in additional shares of the Fund. If an investment is in the form of a retirement plan, all dividends and capital gains distributions must be reinvested into the account.

Generally, dividends from net investment income are taxable to shareholders as ordinary income. Long-term capital gains distributions, if any, are taxable as long-term capital gains regardless of the length of time shareholders have owned their shares. Short-term capital gains and any other taxable income distributions are taxable as ordinary income.

Shareholders may be able to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid by the Fund to foreign countries.

The Fund sends detailed tax information about the amount and type of its distributions by January 31 of the following year.

Performance information

From time to time, quotations of the Fund's performance may be included in advertisements, sales literature or shareholder reports. All performance figures are historical, show the performance of a hypothetical investment and are not intended to indicate future performance. "Total return" is the change in value of an investment in the Fund for a specified period. The "average annual total return" of the Fund is the average annual compound rate of return of an investment in the Fund assuming the investment has been held for one year, five years and ten years as of a stated ending date. "Cumulative total return" represents the cumulative change in value of an investment in the Fund for various periods. All types of total return calculations assume that all dividends and capital gains distributions during the period were reinvested in shares of the Fund. "Capital change" measures return from capital, including reinvestment of any capital gains distributions but does not include the reinvestment of dividends. Performance will vary based upon, among other things, changes in market conditions and the level of the Fund's expenses.

Fund organization

Scudder International Fund is a diversified series of Scudder International Fund, Inc. (the "Corporation"), an open-end, management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). The Corporation is a Maryland corporation whose predecessor was organized in 1953.

The Fund's activities are supervised by the Corporation's Board of Directors. Shareholders have one vote for each share held on matters on which they are entitled to vote. The Corporation is not required to and has no current intention of holding annual shareholder meetings, although special meetings may be called for purposes such as electing or removing Directors, changing fundamental investment policies or approving an investment advisory contract. Shareholders will be assisted in communicating with other shareholders in connection with removing a Director as if Section 16(c) of the 1940 Act were applicable.

Investment adviser

The Fund retains the investment management firm of Scudder, Stevens & Clark, Inc., a Delaware corporation, to manage the Fund's daily investment and business affairs subject to the policies established by the Board of Directors. The Directors have overall responsibility for the management of the Fund under Maryland law.


The Adviser receives an investment management fee for these services. As of September 5, 1996, the Fund pays the Adviser an annual fee of 0.90% of the first $500 million of average daily net assets, 0.85% of such assets in excess of $500 million, 0.80% of such assets in excess of $1 billion, 0.75% of such assets in excess of $2 billion and 0.70% of such assets in excess of $3 billion. The Fund's fee is graduated so that increases in the Fund's net assets may result in a lower annual fee rate and decreases in the Fund's net assets may result in a higher annual fee rate.

The fee is payable monthly, provided that the Fund will make such interim payments as may be requested by the Adviser not to exceed 75% of the amount of the fee then accrued on the books of the Fund and unpaid. The fee is higher than that charged by many funds which invest primarily in U.S. securities but not necessarily higher than the fees charged to funds with investment objectives similar to that of the Fund.

Prior to September 5, 1996 the investment management fee was equal, on an annual basis, to 0.90% of the first $500 million of average daily net assets, 0.85% of such assets in excess of $500 million, 0.80% of such assets in excess of $1 billion, and 0.75% of such assets in excess of $2 billion.

For the fiscal year ended March 31, 1997, the Adviser received an investment management fee of 0.82% of the Fund's average daily net assets.

All the Fund's expenses are paid out of gross investment income. Shareholders pay no direct charges or fees for investment services.

Scudder, Stevens & Clark, Inc., is located at 345 Park Avenue, New York, New
York.

Transfer agent

Scudder Service Corporation, P.O. Box 2291, Boston, Massachusetts 02107-2291, a subsidiary of the Adviser, is the transfer, shareholder servicing and dividend-paying agent for the Fund.

Underwriter

Scudder Investor Services, Inc., a subsidiary of the Adviser, is the Fund's principal underwriter. Scudder Investor Services, Inc. confirms, as agent, all purchases of shares of the Fund. Scudder Investor Relations is a telephone information service provided by Scudder Investor Services, Inc.

Fund accounting agent

Scudder Fund Accounting Corporation, a subsidiary of the Adviser, is responsible for determining the daily net asset value per share and maintaining the general accounting records of the Fund.

Custodian

Brown Brothers Harriman & Co. is the Fund's custodian.

Transaction information

Purchasing shares

Purchases are executed at the next calculated net asset value per share after the Fund's transfer agent receives the purchase request in good order. Purchases are made in full and fractional shares. (See "Share price.")


By check. If you purchase shares with a check that does not clear, your purchase will be canceled and you will be subject to any losses or fees incurred in the transaction. Checks must be drawn on or payable through a U.S. bank. If you purchase shares by check and redeem them within seven business days of purchase, the Fund may hold redemption proceeds until the purchase check has cleared. If you purchase shares by federal funds wire, you may avoid this delay. Redemption requests by telephone prior to the expiration of the seven-day period will not be accepted.

By wire. To open a new account by wire, first call Scudder at 1-800-225-5163 to obtain an account number. A representative will instruct you to send a completed, signed application to the transfer agent. Accounts cannot be opened without a completed, signed application and a Scudder fund account number. Contact your bank to arrange a wire transfer to:

        The Scudder Funds
        State Street Bank and Trust Company
        Boston, MA 02101
        ABA Number 011000028
        DDA Account 9903-5552

Your wire instructions must also include:

--   the name of the fund in which the money is to be invested,
--   the account number of the fund, and
--   the name(s) of the account holder(s).

The account will be established once the application and money order are received in good order.

You may also make additional investments of $100 or more to your existing account by wire.

By telephone order. Existing shareholders may purchase shares at a certain day's price by calling 1-800-225-5163 before the close of regular trading on the New York Stock Exchange (the "Exchange"), normally 4 p.m. eastern time, on that day. Orders must be for $10,000 or more and cannot be for an amount greater than four times the value of your account at the time the order is placed. A confirmation with complete purchase information is sent shortly after your order is received. You must include with your payment the order number given at the time the order is placed. If payment by check or wire is not received within three business days, the order will be canceled and the shareholder will be responsible for any loss to the Fund resulting from this cancelation. Telephone orders are not available for shares held in Scudder IRA accounts and most other Scudder retirement plan accounts.


By "QuickBuy." If you elected "QuickBuy" for your account, you can call toll-free to purchase shares. The money will be automatically transferred from your predesignated bank checking account. Your bank must be a member of the Automated Clearing House for you to use this service. If you did not elect "QuickBuy," call 1-800-225-5163 for more information.

To purchase additional shares, call 1-800-225-5163. Purchases may not be for more than $250,000. Proceeds in the amount of your purchase will be transferred from your bank checking account in two or three business days following your call. For requests received by the close of regular trading on the Exchange, shares will be purchased at the net asset value per share calculated at the close of trading on the day of your call. "QuickBuy" requests received after the close of regular trading on the Exchange will begin their processing and be purchased at the net asset value calculated the following business day.

If you purchase shares by "QuickBuy" and redeem them within seven days of the purchase, the Fund may hold the redemption proceeds for a period of up to seven business days. If you purchase shares and there are insufficient funds in your bank account, the purchase will be canceled and you will be subject to any losses or fees incurred in the transaction. "QuickBuy" transactions are not available for most retirement plan accounts. However, "QuickBuy" transactions are available for Scudder IRA accounts.

By exchange. The Fund may be exchanged for shares of other funds in the Scudder Family of Funds unless otherwise determined by the Board of Directors. Your new account will have the same registration and address as your existing account.


The exchange requirements for corporations, other organizations, trusts, fiduciaries, agents, institutional investors and retirement plans may be different from those for regular accounts. Please call 1-800-225-5163 for more information, including information about the transfer of special account features.

You can also make exchanges among your Scudder fund accounts on SAIL, the Scudder Automated Information Line, by calling 1-800-343-2890.

Redeeming shares

The Fund allows you to redeem shares (i.e., sell them back to the Fund) without redemption fees.


By telephone. This is the quickest and easiest way to sell Fund shares. If you provided your banking information on your application, you can call to request that federal funds be sent to your authorized bank account. If you did not provide your banking information on your application, call 1-800-225-5163 for more information.


Redemption proceeds will be wired to your bank unless otherwise requested. If your bank cannot receive federal reserve wires, redemption proceeds will be mailed to your bank. There will be a $5 charge for all wire redemptions.

You can also make redemptions from your Scudder fund account on SAIL by calling 1-800-343-2890.

If you open an account by wire, you cannot redeem shares by telephone until the Fund's transfer agent has received your completed and signed application. Telephone redemption is not available for shares held in Scudder IRA accounts and most other Scudder retirement plan accounts.

In the event that you are unable to reach the Fund by telephone, you should write to the Fund; see "How to contact Scudder" for the address.


By "QuickSell." If you elected "QuickSell" for your account, you can call toll-free to redeem shares. The money will be automatically transferred to your predesignated bank checking account. Your bank must be a member of the Automated Clearing House for you to use this service. If you did not elect "QuickSell," call 1-800-225-5163 for more information.

To redeem shares, call 1-800-225-5163. Redemptions must be for at least $250. Proceeds in the amount of your redemption will be transferred to your bank checking account in two or three business days following your call. For requests received by the close of regular trading on the Exchange, shares will be redeemed at the net asset value per share calculated at the close of trading on the day of your call. "QuickSell" requests received after the close of regular trading on the Exchange will begin their processing and be redeemed at the net asset value calculated the following business day.

"QuickSell" transactions are not available for Scudder IRA accounts and most other retirement plan accounts.

Signature guarantees. For your protection and to prevent fraudulent redemptions, on written redemption requests in excess of $100,000 we require an original signature and an original signature guarantee for each person in whose name the account is registered. (The Fund reserves the right, however, to require a signature guarantee for all redemptions.) You can obtain a signature guarantee from most banks, credit unions or savings associations, or from broker/dealers, municipal securities broker/dealers, government securities broker/dealers, national securities exchanges, registered securities associations or clearing agencies deemed eligible by the Securities and Exchange Commission. Signature guarantees by notaries public are not acceptable. Redemption requirements for corporations, other organizations, trusts, fiduciaries, agents, institutional investors and retirement plans may be different from those for regular accounts. For more information, please call 1-800-225-5163.


Telephone transactions


Shareholders automatically receive the ability to exchange by telephone and the right to redeem by telephone up to $100,000 to their address of record. Shareholders also may, by telephone, request that redemption proceeds be sent to a predesignated bank account. The Fund uses procedures designed to give reasonable assurance that telephone instructions are genuine, including recording telephone calls, testing a caller's identity and sending written confirmation of telephone transactions. If the Fund does not follow such procedures, it may be liable for losses due to unauthorized or fraudulent telephone instructions. The Fund will not be liable for acting upon instructions communicated by telephone that it reasonably believes to be genuine.


Share price

Purchases and redemptions, including exchanges, are made at net asset value. Scudder Fund Accounting Corporation determines net asset value per share as of the close of regular trading on the Exchange, normally 4 p.m. eastern time, on each day the Exchange is open for trading. Net asset value per share is calculated by dividing the value of total Fund assets, less all liabilities, by the total number of shares outstanding.

Processing time

All purchase and redemption requests must be received in good order by the Fund's transfer agent. Those requests received by the close of regular trading on the Exchange are executed at the net asset value per share calculated at the close of regular trading that day.

Purchase and redemption requests received after the close of regular trading on the Exchange will be executed the following business day.

If you wish to make a purchase of $500,000 or more, you should notify Scudder Investor Relations by calling 1-800-225-5163.

The Fund will normally send your redemption proceeds within one business day following the redemption request, but may take up to seven business days (or longer in the case of shares recently purchased by check).


Purchase restrictions

Purchases and sales should be made for long-term investment purposes only. The Fund and Scudder Investor Services, Inc. each reserves the right to reject purchases of Fund shares (including exchanges) for any reason including when a pattern of frequent purchases and sales made in response to short-term fluctuations in the Fund's share price appears evident.


Tax information

A redemption of shares, including an exchange into another Scudder fund, is a sale of shares and may result in a gain or loss for income tax purposes.

Tax identification number

Be sure to complete the Tax Identification Number section of the Fund's application when you open an account. Federal tax law requires the Fund to withhold 31% of taxable dividends, capital gains distributions and redemption and exchange proceeds from accounts (other than those of certain exempt payees) without a certified Social Security or tax identification number and certain other certified information or upon notification from the IRS or a broker that withholding is required. The Fund reserves the right to reject new account applications without a certified Social Security or tax identification number. The Fund also reserves the right, following 30 days' notice, to redeem all shares in accounts without a certified Social Security or tax identification number. A shareholder may avoid involuntary redemption by providing the Fund with a tax identification number during the 30-day notice period.


Minimum balances

Shareholders should maintain a share balance worth at least $2,500, which amount may be changed by the Board of Directors. Scudder retirement plans and certain other accounts have similar or lower minimum share balance requirements. A shareholder may open an account with at least $1,000, if an automatic investment plan of $100/month is established.

Shareholders who maintain a non-fiduciary account balance of less than $2,500 in the Fund, without establishing an automatic investment plan, will be assessed an annual $10.00 per fund charge with the fee to be paid to the Fund. The $10.00 charge will not apply to shareholders with a combined household account balance in any of the Scudder Funds of $25,000 or more. The Fund reserves the right, following 60 days' written notice to shareholders, to redeem all shares in accounts below $250, including accounts of new investors, where a reduction in value has occurred due to a redemption or exchange out of the account. The Fund will mail the proceeds of the redeemed account to the shareholder. Reductions in value that result solely from market activity will not trigger an involuntary redemption. Retirement accounts and certain other accounts will not be assessed the $10.00 charge or be subject to automatic liquidation. Please refer to "Exchanges and Redemptions--Other Information" in the Fund's Statement of

Additional Information for more information.


Third party transactions

If purchases and redemptions of Fund shares are arranged and settlement is made at an investor's election through a member of the National Association of Securities Dealers, Inc., other than Scudder Investor Services, Inc., that member may, at its discretion, charge a fee for that service.

Redemption-in-kind

The Fund reserves the right, if conditions exist which make cash payments undesirable, to honor any request for redemption or repurchase order by making payment in whole or in part in readily marketable securities chosen by the Fund and valued as they are for purposes of computing the Fund's net asset value (a redemption-in-kind).

If payment is made in securities, a shareholder may incur transaction expenses in converting these securities to cash. The Corporation has elected, however, to be governed by Rule 18f-1 under the 1940 Act, as a result of which the Fund is obligated to redeem shares, with respect to any one shareholder during any 90-day period, solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of the period.

Shareholder benefits

Experienced professional management

Scudder, Stevens & Clark, Inc., one of the nation's most experienced investment management firms, actively manages your Scudder fund investment. Professional management is an important advantage for investors who do not have the time or expertise to invest directly in individual securities.

A team approach to investing

Scudder International Fund is managed by a team of Scudder investment professionals who each play an important role in the Fund's management process. Team members work together to develop investment strategies and select securities for the Fund's portfolio. They are supported by Scudder's large staff of economists, research analysts, traders and other investment specialists who work in Scudder's offices across the United States and abroad. Scudder believes its team approach benefits Fund investors by bringing together many disciplines and leveraging Scudder's extensive resources.


Lead Portfolio Manager Irene Cheng joined Scudder in 1993. Ms. Cheng, who has over 13 years of industry experience, focuses on portfolio management and equity strategy for Scudder's international equity accounts.

Nicholas Bratt, Portfolio Manager, directs Scudder's overall global equity investment strategies. Mr. Bratt joined Scudder and the team in 1976.

Carol L. Franklin joined Scudder International Fund's portfolio management team in 1986. Ms. Franklin, who has over 20 years of experience in finance and investing, joined Scudder in 1981.

Joan Gregory, Portfolio Manager, focuses on stock selection, a role she has played since she joined Scudder in 1992. Ms. Gregory, who joined the team in 1994, has been involved with investment in global and international stocks.

Marc Joseph, Portfolio Manager, managed international portfolios prior to joining Scudder in 1997 and is a member of Scudder's Global Equity Group where he focuses on managing international equity portfolios. Mr. Joseph has over 10 years of industry experience.

Sheridan Reilly joined Scudder in 1995 and is a member of Scudder's Global Equity Group. Mr. Reilly has over 10 years of industry experience focusing on strategies for global portfolios, currency hedging and foreign equity markets.


SAIL(TM)--Scudder Automated Information Line

For personalized account information including fund prices, yields and account balances, to perform transactions in existing Scudder fund accounts, or to obtain information on any Scudder fund, shareholders can call Scudder's

Automated Information Line (SAIL) at 1-800-343-2890, 24 hours a day. During periods of extreme economic or market changes, or other conditions, it may be difficult for you to effect telephone transactions in your account. In such an event you should write to the Fund; please see "How to contact Scudder" for the address.

Investment flexibility

Scudder offers toll-free telephone exchange between funds at current net asset value. You can move your investments among money market, income, growth, tax-free and growth and income funds with a simple toll-free call or, if you prefer, by sending your instructions through the mail or by fax. Telephone and fax redemptions and exchanges are subject to termination and their terms are subject to change at any time by the Fund or the transfer agent. In some cases, the transfer agent or Scudder Investor Services, Inc. may impose additional conditions on telephone transactions.


Personal Counsel(SM) -- A Managed Fund Portfolio Program

If you would like to receive direct guidance and management of your overall mutual fund portfolio to help you pursue your investment goals, you may be interested in Personal Counsel from Scudder. Personal Counsel, a program of Scudder Investor Services, Inc., a registered investment adviser and a subsidiary of Scudder, Stevens & Clark, Inc., combines the benefits of a customized portfolio of pure no-load Scudder Funds with ongoing portfolio monitoring and individualized service, for an annual fee of generally 1% or less of assets (with a $1,000 minimum). In addition, it draws upon Scudder's more than 75-year heritage of providing investment counsel to large corporate and private clients. If you have $100,000 or more to invest initially and would like more information about Personal Counsel, please call 1-800-700-0183.


Dividend reinvestment plan

You may have dividends and distributions automatically reinvested in additional Fund shares. Please call 1-800-225-5163 to request this feature.

Shareholder statements

You receive a detailed account statement every time you purchase or redeem shares. All of your statements should be retained to help you keep track of account activity and the cost of shares for tax purposes.

Shareholder reports

In addition to account statements, you receive periodic shareholder reports highlighting relevant information, including investment results and a review of portfolio changes.

To reduce the volume of mail you receive, only one copy of most Fund reports, such as the Fund's Annual Report, may be mailed to your household (same surname, same address). Please call 1-800-225-5163 if you wish to receive additional shareholder reports.

Newsletters

Four times a year, Scudder sends you Perspectives, an informative newsletter covering economic and investment developments, service enhancements and other topics of interest to Scudder fund investors.


Scudder Investor Centers

As a convenience to shareholders who like to conduct business in person, Scudder Investor Services, Inc. maintains Investor Centers in Boca Raton, Boston, Chicago, New York and San Francisco.


T.D.D. service for the hearing impaired

Scudder's full range of investor information and shareholder services is available to hearing impaired investors through a toll-free T.D.D. (Telephone Device for the Deaf) service. If you have access to a T.D.D., call 1-800-543-7916 for investment information or specific account questions and transactions.


Purchases


 Opening             Minimum initial investment: $2,500; IRAs $1,000
 an account          Group retirement plans (401(k), 403(b), etc.) have similar or lower minimums.
                     See appropriate plan literature.


 Make checks         o  By Mail              Send your completed and signed application and check
 payable to "The
 Scudder Funds."
                                                 by regular mail to:        or            by express, registered,
                                                                                          or certified mail to:

                                                 The Scudder Funds                        Scudder Shareholder Service
                                                 P.O. Box 2291                            Center
                                                 Boston, MA                               42 Longwater Drive
                                                 02107-2291                               Norwell, MA
                                                                                          02061-1612

                     o  By Wire              Please see Transaction information--Purchasing shares-- By wire for details, including the ABA wire transfer number. Then call
                                             1-800-225-5163 for instructions.


                     o  In Person            Visit one of our Investor Centers to complete your application with the help of a Scudder representative. Investor Center locations are listed under Shareholder benefits.

 -----------------------------------------------------------------------------------------------------------------------

 Purchasing          Minimum additional investment: $100; IRAs $50
 additional          Group retirement plans (401(k), 403(b), etc.) have similar or lower minimums.
 shares              See appropriate plan literature.

 Make checks          o  By Mail              Send a check with a Scudder investment slip, or with a
 payable to "The                              letter instruction including your account number and the
 Scudder Funds."                              complete Fund name, to the appropriate address listed above.

                     o  By Wire              Please see Transaction information--Purchasing shares-- By wire for details, including the ABA wire transfer number.


                     o  In Person            Visit one of our Investor Centers to make an additional
                                             investment in your Scudder fund account. Investor Center locations are listed under Shareholder benefits.

                     o  By Telephone         Please see Transaction information--Purchasing shares--
                                             By QuickBuy for more details.

                     o  By Automatic         You may arrange to make investments on a regular basis
                        Investment Plan      through automatic deductions deductions from your bank
                        ($50 minimum)        checking account. Please call 1-800-225-5163  for more
                                             information and an enrollment form.



Exchanges and redemptions


Exchanging         Minimum investments: $2,500 to establish a new account;
shares                                  $100 to exchange among existing accounts


                  o By Telephone     To speak with a service representative, call 1-800-225-5163 from
                                      8 a.m. to 8 p.m. eastern time or to access SAIL(TM), Scudder's Automated
                                      Information Line, call 1-800-343-2890 (24 hours a day).

                   o By Mail          Print or type your instructions and include:
                     or Fax             -   the name of the Fund and the account number you are exchanging from;
                                        -   your name(s) and address as they appear on your account;
                                        -   the dollar amount or number of shares you wish to exchange;
                                        -   the name of the Fund you are exchanging into;
                                        -   your signature(s) as it appears on your account; and
                                        -   a daytime telephone number.

                                      Send your instructions
                                      by regular mail to:      or   by express, registered,   or   by fax to:
                                                                    or certified mail to:

                                      The Scudder Funds             Scudder Shareholder            1-800-821-6234
                                      P.O. Box 2291                 Service Center
                                      Boston, MA 02107-2291         42 Longwater Drive
                                                                    Norwell, MA
                                                                    02061-1612
 -----------------------------------------------------------------------------------------------------------------------



 Redeeming        o By Telephone      To speak with a service representative, call 1-800-225-5163
 shares                               from 8 a.m. to 8 p.m. eastern time or to access SAIL(TM),
                                      Scudder's Automated Information Line, call 1-800-343-2890
                                      (24 hours a day). You may have redemption proceeds sent to your predesignated bank account, or redemption proceeds of up to
                                      $100,000 sent to your address of record.


                   o By Mail          Send your instructions for redemption to the appropriate address or fax number
                     or Fax           above and include:
                                        - the name of the Fund and account number you are redeeming from;
                                        - your name(s) and address as they appear on your account;
                                        - the dollar amount or number of shares you wish to redeem;
                                        - your signature(s) as it appears on your account; and
                                        - a daytime telephone number.


                                      A signature guarantee is required for redemptions over $100,000.
                                      See Transaction information--Redeeming shares.


                   o By Automatic     You may arrange to receive automatic cash payments periodically.
                     Withdrawal       Call  1-800-225-5163 for more information and an enrollment form.
                     Plan


Scudder tax-advantaged retirement plans

Scudder offers a variety of tax-advantaged retirement plans for individuals, businesses and non-profit organizations. These flexible plans are designed for use with the Scudder Family of Funds (except Scudder tax-free funds, which are inappropriate for such plans). Scudder Funds offer a broad range of investment objectives and can be used to seek almost any investment goal. Using Scudder's retirement plans can help shareholders save on current taxes while building their retirement savings.


o Scudder No-Fee IRAs. These retirement plans allow a maximum annual contribution of up to $2,000 per person for anyone with earned income (up to $2,000 per individual for married couples if only one spouse has earned income). Many people can deduct all or part of their contributions from their taxable income, and all investment earnings accrue on a tax-deferred basis. The Scudder No-Fee IRA charges you no annual custodial fee.


o 401(k) Plans. 401(k) plans allow employers and employees to make tax-deductible retirement contributions. Scudder offers a full service program that includes recordkeeping, prototype plan, employee communications and trustee services, as well as investment options.


o Profit Sharing and Money Purchase Pension Plans. These plans allow corporations, partnerships and people who are self-employed to make annual, tax-deductible contributions of up to $30,000 for each person covered by the plans. Plans may be adopted individually or paired to maximize contributions. These are sometimes known as Keogh plans. The Scudder Keogh charges you no annual custodial fee.


o 403(b) Plans. Retirement plans for tax-exempt organizations and school systems to which employers and employees may both contribute.


o SEP-IRAs. Easily administered retirement plans for small businesses and self-employed individuals. The maximum annual contribution to SEP-IRA accounts is adjusted each year for inflation. The Scudder SEP-IRA charges you no annual custodial fee.


o Scudder Horizon Plan. A no-load variable annuity that lets you build assets by deferring taxes on your investment earnings. You can start with $2,500 or more.


Scudder Trust Company (a subsidiary of the Adviser) is Trustee or Custodian for some of these plans and is paid an annual fee for some of the above retirement plans. For information about establishing a Scudder No-Fee IRA, SEP-IRA, Profit Sharing Plan, Money Purchase Pension Plan or a Scudder Horizon Plan, please call 1-800-225-2470. For information about 401(k)s or 403(b)s please call 1-800-323-6105. To effect transactions in existing IRA, SEP-IRA, Profit Sharing or Pension Plan accounts, call 1-800-225-5163.


The variable annuity contract is provided by Charter National Life Insurance Company (in New York State, Intramerica Life Insurance Company [S 1802]). The contract is offered by Scudder Insurance Agency, Inc. (in New York State, Nevada and Montana, Scudder Insurance Agency of New York, Inc.). CNL, Inc. is the Principal Underwriter. Scudder Horizon Plan is not available in all states.


Scudder Investor Relations is a service provided through Scudder Investor Services, Inc., Distributor.

Directors and Officers

Daniel Pierce*
    Chairman of the Board and Director

Nicholas Bratt*
    President and Director

Paul Bancroft III
    Director; Venture Capitalist and Consultant

Thomas J. Devine
    Director; Consultant

Keith R. Fox
    Director; President, Exeter Capital Management Corporation


William H. Gleysteen, Jr.
    Director; Consultant; Guest Scholar, Brookings Institute


David S. Lee*
    Director, Vice President and Assistant Treasurer

William H. Luers
    Director; President, The Metropolitan Museum of Art


Wilson Nolen
    Director; Consultant


Kathryn L. Quirk*
    Director, Vice President and Assistant Secretary


Dr. Gordon Shillinglaw
    Director; Professor Emeritus of Accounting, Columbia University Graduate School of Business

Robert W. Lear
    Honorary Director; Executive-in-Residence, Visiting Professor, Columbia University Graduate School of Business


Robert G. Stone, Jr.
    Honorary Director; Chairman Emeritus and Director, Kirby Corporation


Elizabeth J. Allan*
    Vice President


Joyce E. Cornell*
    Vice President


Richard W. Desmond*
    Assistant Secretary

Carol L. Franklin*
    Vice President

Edmund B. Games, Jr.*
    Vice President

Jerard K. Hartman*
    Vice President


Thomas W. Joseph*
    Vice President

Thomas F. McDonough*
    Vice President and Secretary

Pamela A. McGrath*
    Vice President and Treasurer

Edward J. O'Connell*
    Vice President and Assistant Treasurer



*Scudder, Stevens & Clark, Inc.

Investment products and services

The Scudder Family of Funds+++
--------------------------------------------------------------------------------
Money Market
------------
  Scudder U.S. Treasury Money Fund
  Scudder Cash Investment Trust
  Scudder Money Market Series --
     Premium Shares**
     Managed Shares**
  Scudder Government Money Market Series --
     Managed Shares**

Tax Free Money Market+
----------------------
  Scudder Tax Free Money Fund
  Scudder Tax Free Money Market Series--
     Managed Shares**
  Scudder California Tax Free Money Fund*
  Scudder New York Tax Free Money Fund*

Tax Free+
---------
  Scudder Limited Term Tax Free Fund
  Scudder Medium Term Tax Free Fund
  Scudder Managed Municipal Bonds
  Scudder High Yield Tax Free Fund
  Scudder California Tax Free Fund*
  Scudder Massachusetts Limited Term Tax Free Fund*
  Scudder Massachusetts Tax Free Fund*
  Scudder New York Tax Free Fund*
  Scudder Ohio Tax Free Fund*
  Scudder Pennsylvania Tax Free Fund*

U.S. Income
-----------
  Scudder Short Term Bond Fund
  Scudder Zero Coupon 2000 Fund
  Scudder GNMA Fund
  Scudder Income Fund
  Scudder High Yield Bond Fund

Global Income
-------------
  Scudder Global Bond Fund
  Scudder International Bond Fund
  Scudder Emerging Markets Income Fund

Asset Allocation
----------------
  Scudder Pathway Conservative Portfolio
  Scudder Pathway Balanced Portfolio
  Scudder Pathway Growth Portfolio
  Scudder Pathway International Portfolio

U.S. Growth and Income
----------------------
  Scudder Balanced Fund
  Scudder Growth and Income Fund

U.S. Growth
-----------
  Value
    Scudder Large Company Value Fund
    Scudder Value Fund
    Scudder Small Company Value Fund
    Scudder Micro Cap Fund

  Growth
    Scudder Classic Growth Fund
    Scudder Large Company Growth Fund
    Scudder Development Fund
    Scudder 21st Century Growth Fund

Global Growth
-------------
  Worldwide
    Scudder Global Fund
    Scudder International Growth and Income Fund
    Scudder International Fund
    Scudder Global Discovery Fund
    Scudder Emerging Markets Growth Fund
    Scudder Gold Fund

  Regional
    Scudder Greater Europe Growth Fund
    Scudder Pacific Opportunities Fund
    Scudder Latin America Fund
    The Japan Fund, Inc.

Retirement Programs
  IRA
  SEP IRA
  Keogh Plan
  401(k), 403(b) Plans
  Scudder Horizon Plan *+++ +++
    (a variable annuity)

Closed-End Funds#
--------------------------------------------------------------------------------
  The Argentina Fund, Inc.
  The Brazil Fund, Inc.
  The Korea Fund, Inc.
  The Latin America Dollar Income Fund, Inc.
  Montgomery Street Income Securities, Inc.
  Scudder New Asia Fund, Inc.
  Scudder New Europe Fund, Inc.
  Scudder Spain and Portugal Fund, Inc.
  Scudder World Income Opportunities
    Fund, Inc.

For complete information on any of the above Scudder funds, including management fees and expenses, call or write for a free prospectus. Read it carefully before you invest or send money. +++Funds within categories are listed in order from expected least risk to most risk. +A portion of the income from the tax-free funds may be subject to federal, state, and local taxes. *Not available in all states. **A class of shares of the Fund. +++ +++A no-load variable annuity contract provided by Charter National Life Insurance Company and its affiliate, offered by Scudder's insurance agencies, 1-800-225-2470. #These funds, advised by Scudder, Stevens & Clark, Inc., are traded on various stock exchanges.


How to contact Scudder

Account Service and Information:

         For existing account service and transactions
                  Scudder Investor Relations -- 1-800-225-5163

          For 24 hour account information, fund information, exchanges, and an overview of all the services available to you

                  Scudder Electronic Account Services -- http://funds.scudder.com

         For personalized information about your Scudder accounts, exchanges and redemptions
                  Scudder Automated Information Line (SAIL) -- 1-800-343-2890

Investment Information:

         For information about the Scudder funds, including additional applications and prospectuses, or for answers to investment questions

                  Scudder Investor Relations -- 1-800-225-2470
                                                   Investor.Relations@scudder.com

                  Scudder's World Wide Web Site -- http://funds.scudder.com

         For establishing 401(k) and 403(b) plans

                  Scudder Defined Contribution Services -- 1-800-323-6105

Scudder Brokerage Services:

         To receive information about this discount brokerage service and to obtain an application

                  Scudder Brokerage Services* -- 1-800-700-0820

Personal Counsel(SM) -- A Managed Fund Portfolio Program:

         To receive information about this mutual fund portfolio guidance and management program

                  Personal Counsel from Scudder -- 1-800-700-0183

Please address all correspondence to:

                  The Scudder Funds
                  P.O. Box 2291
                  Boston, Massachusetts
                  02107-2291

Or Stop by a Scudder Investor Center:

         Many shareholders enjoy the personal, one-on-one service of the Scudder
         Investor Centers. Check for an Investor Center near you--they can be found in the following cities:

                   Boca Raton       Chicago           San Francisco
                   Boston           New York

Scudder Investor Relations and Scudder Investor Centers are services provided through Scudder Investor Services, Inc., Distributor.

*        Scudder Brokerage Services, Inc., 42 Longwater Drive, Norwell, MA
         02061--Member NASD/SIPC.

                          Institutional Cash Portfolio
                        Institutional Tax Free Portfolio
                       Institutional Government Portfolio


                    345 Park Avenue, New York, New York 10154
                                                (800) 854-8525

Investment Manager
Scudder, Stevens & Clark, Inc.
345 Park Avenue
New York, New York 10154

Distributor
Scudder Investor Services, Inc.
Two International Place
Boston, Massachusetts 02110

Custodian
State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts 02110

Fund Accounting Agent
Scudder Fund Accounting Corporation
Two International Place
Boston, Massachusetts 02110

Transfer Agent and
Dividend Disbursing Agent
Scudder Service Corporation
P.O. Box 2038
Boston, Massachusetts 02106

Legal Counsel
Sullivan & Cromwell
New York, New York

------------------------------

No  person  has  been  authorized  to  give  any  information  or  to  make  any representations not contained in this Prospectus, and information or representations not contained herein must not be relied upon as having been authorized by the Company or the Distributor. This Prospectus does not constitute an offer of any security other than the registered securities to which it relates or an offer to any person in any jurisdiction where such offer would be unlawful.


                          INSTITUTIONAL CASH PORTFOLIO
                        INSTITUTIONAL TAX FREE PORTFOLIO
                       INSTITUTIONAL GOVERNMENT PORTFOLIO


                                   PROSPECTUS
                                   MAY 1, 1997

                          INSTITUTIONAL CASH PORTFOLIO
                        INSTITUTIONAL TAX FREE PORTFOLIO
                       INSTITUTIONAL GOVERNMENT PORTFOLIO


                    345 Park Avenue, New York, New York 10154
                                 1-800-854-8525
               Scudder, Stevens & Clark, Inc. - Investment Adviser
                  Scudder Investor Services, Inc. - Distributor


      Institutional Cash Portfolio, Institutional Tax Free Portfolio and Institutional Government Portfolio, are series of Scudder Institutional Fund, Inc. (the "Company"), a no-load, open-end, diversified, management investment company designed to suit the needs of institutions, corporations and fiduciaries.

      Institutional  Cash  Portfolio,   Institutional  Tax  Free  Portfolio  and
Institutional Government Portfolio (each, a "Portfolio" and collectively, the "Portfolios") are money market funds that seek to provide investors with as high a level of current income as is consistent with their investment objectives and policies and with preservation of capital and liquidity. The Portfolios are neither insured nor guaranteed by the U.S. Government. Each Portfolio intends to maintain a net asset value per share of $1.00, but there is no assurance it will be able to do so.


      The minimum aggregate investment in the Company is $10 million, with a minimum investment in any single Portfolio of $2 million. Additionally, each investor must maintain the minimum aggregate investment of $10 million or be subject to possible involuntary redemption by the Company.


       This Prospectus sets forth concisely the information about the Company that a prospective investor should know before investing. Please retain it for future reference. If you require more detailed information, a Statement of Additional Information dated May 1, 1997, as amended from time to time, may be obtained without charge by writing or calling the Company at the address and telephone number printed above. The Statement of Additional Information, which is incorporated by reference into this Prospectus, has been filed with the Securities and Exchange Commission and is available along with other related materials on the Securities and Exchange Commission's Internet Web site (http://www.sec.gov).


                              --------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                Table of Contents


                                                                          Page
Summary......................................................................2
Expense Information..........................................................5
Financial Highlights.........................................................7
Investment Objectives and Policies..........................................10
Additional Information About Policies and Investments.......................12
Distribution and Performance Information....................................15
Company Organization........................................................18
Transaction Information.....................................................19
Shareholder Benefits........................................................22

                                     Summary


The Company                         Scudder   Institutional   Fund,  Inc.  is  a
                                    professionally managed,  no-load,  open-end,
                                    diversified  management  investment  company
                                    which offers the following three  investment
                                    series:  Institutional  Cash  Portfolio (the
                                    "Cash  Portfolio"),  Institutional  Tax Free
                                    Portfolio  (the  "Tax Free  Portfolio")  and
                                    Institutional   Government   Portfolio  (the
                                    "Government     Portfolio"),     (each,    a
                                    "Portfolio"    and     collectively,     the
                                    "Portfolios") See "Company Organization."

Objectives and Policies             Each  Portfolio  seeks to provide  investors
                                    with as high a level of current income as is
                                    consistent   with  its   stated   investment
                                    objective and policies and with preservation
                                    of capital  and  liquidity.  Each  Portfolio
                                    invests    exclusively   in   high   quality
                                    investments with remaining maturities of not
                                    more than 397 calendar days.  Each Portfolio
                                    values its portfolio securities on the basis
                                    of  amortized  cost  rather  than at  market
                                    value. Thus,  although the market value of a
                                    portfolio  may vary  inversely to changes in
                                    prevailing   interest   rates   and  may  be
                                    affected by changes in the  creditworthiness
                                    of  issuers  of   securities   held  in  its
                                    portfolio  and other  market  factors,  each
                                    Portfolio expects to maintain a constant net
                                    asset value of $1.00 per share.  There is no
                                    assurance,   however,   that   this  can  be
                                    achieved.


                                    The Cash  Portfolio  invests in  obligations
                                    issued or guaranteed by the U.S.  Government
                                    or  its   agencies   or   instrumentalities,
                                    obligations of certain U.S. or foreign banks
                                    and their  branches (such banks in each case
                                    to  have   total   assets  of  at  least  $1
                                    billion),  corporate  commercial  paper  and
                                    other short-term corporate obligations,  and
                                    securities issued by or on behalf of states,
                                    cities,   municipalities  and  other  public
                                    authorities (which may or may not be exempt from federal income taxes).

                                    The Tax Free  Portfolio  invests  in a broad
                                    range of  securities  issued by or on behalf
                                    of states, cities,  municipalities and other
                                    public authorities ("municipal obligations")
                                    the income of which is exempt  from  federal
                                    income  taxes.  Income  from  the  Tax  Free
                                    Portfolio  may not be  exempt  from  certain
                                    state  and  local  taxes.   See  "Investment
                                    Objectives and Policies."

                                    The   Government    Portfolio   invests   in
                                    obligations issued or guaranteed by the U.S.
                                    Government     or    its     agencies     or
                                    instrumentalities.

Additional Investment               The Cash Portfolio may invest in obligations
Activities                          of foreign  banks,  which involve  different
                                    risks than those associated with obligations
                                    of  domestic  banks.  In  addition,  certain
                                    obligations  in  which  each  Portfolio  may
                                    invest may have a floating or variable  rate
                                    of interest.  Certain  obligations  in which
                                    the Cash  Portfolio  and Tax Free  Portfolio
                                    may invest may be backed by bank  letters of
                                    credit.   Each   Portfolio  may  enter  into
                                    repurchase agreements, and investments in any of the Portfolios may be purchased on a when-issued basis and with put features.
                                    Each of these investment practices entails certain risks. See "Additional Information
                                    About Policies and Investments."

Investment Adviser                  The   Portfolios'   investment   adviser  is
                                    Scudder,   Stevens  &  Clark,   Inc.,   (the
                                    "Adviser"), a leading provider of U.S. and international investment management services for clients throughout the world.

                                    The Adviser  receives  monthly an investment
                                    management fee for its services,  equal,  on
                                    an   annual   basis,   to   0.15%   of  each
                                    Portfolio's average daily net assets.

Distributor                         Scudder   Investor    Services,    Inc.,   a
                                    subsidiary     of    the    Adviser     (the
                                    "Distributor") is the principal underwriter for the Company.

Custodian                           State  Street  Bank and Trust  Company  (the
                                    "Custodian")   is  the   custodian  for  the
                                    Company.

Purchasing Shares                   Shares of any  Portfolio may be purchased at
                                    net  asset   value  by  writing  or  calling
                                    Scudder Service Corporation, a subsidiary of
                                    the Adviser (the "Transfer Agent"). There is
                                    no  sales  charge.  There  is a $10  million
                                    minimum  initial  investment in the Company,
                                    with a  minimum  investment  in  any  single
                                    Portfolio   of   $2   million.    Subsequent
                                    investments  may be made in any Portfolio in
                                    any      amount.       See      "Transaction
                                    Information--Purchasing Shares."

Redeeming Shares                    Shareholders  may  redeem all or any part of
                                    their   investments  in  the  Portfolios  by
                                    contacting the Transfer  Agent.  Shares will
                                    be  redeemed  at their next  determined  net
                                    asset value.  There is no redemption charge.
                                    The Company reserves the right, upon notice,
                                    to  redeem  the  shares  in  an   investor's
                                    account  if the value of such  shares  falls
                                    below certain  levels or if the account does
                                    not  have a  certified  Social  Security  or
                                    taxpayer    identification    number.    See
                                    "Transaction     Information--     Redeeming
                                    Shares."


Share Price                         Scudder  Fund  Accounting   Corporation,   a
                                    subsidiary  of the Adviser,  determines  net
                                    asset value per share of each  Portfolio  on
                                    each day the New York  Stock  Exchange  (the
                                    "Exchange")  is open  for  trading.  The net
                                    asset value per share is  determined at 2:00
                                    p.m.  for the Tax  Free  Portfolio  and 4:00
                                    p.m. for the  Government  Portfolio  and the
                                    Cash     Portfolio.     See     "Transaction
                                    Information--Share Price."


Dividends                           Dividends  on shares of each  Portfolio  are
                                    declared    daily    and    paid    monthly.
                                    Distributions  of capital gains, if any, are
                                    paid  annually.  Dividends and capital gains
                                    distributions with respect to shares of each
                                    Portfolio   are   automatically    paid   in
                                    additional  shares  of  the  same  Portfolio
                                    unless   shareholders   elect   to   receive
                                    payments  in  cash.  See  "Distribution  and
                                    Performance    Information--Dividends    and
                                    Capital Gains Distributions."

                               Expense Information




This information is designed to help an investor understand the various costs and expenses of investing in Cash Portfolio and Tax Free Portfolio.

1) Shareholder Transaction Expenses: Expenses charged directly to an individual account in a Portfolio for various transactions.

                                              Cash                    Tax Free
                                           Portfolio                  Portfolio
                                           ---------                  ---------
                                              NONE                       NONE

2) Annual Portfolio Operating Expenses: Expenses paid by a Portfolio before it distributed its net investment income, expressed as a percentage of a Portfolio's average daily net assets for the fiscal year ended December 31, 1996.

    Investment Management Fees               0.15%                      0.15%
    12b-1 Fees                                NONE                       NONE
    Other Expenses                           0.06%                      0.13%
                                             -----                      -----
    Total Portfolio Operating Expenses       0.21%                      0.28%
                                             =====                      =====

 Example
 Based on the level of total Portfolio operating expenses listed above, the total expenses relating to a $1,000 investment, assuming a 5% annual return and redemption at the end of each period, are listed below. Investors do not pay these expenses directly; they are paid by a Portfolio before it distributes its net investment income to shareholders.

    One year                                  $  3                       $  4
    Three years                                  8                         11
    Five years                                  14                         20
    Ten years                                   32                         44

 See "Company Organization--Investment Adviser" for further information about investment management fees. This example assumes reinvestment of all dividends and distributions and that the percentage amounts listed under "Annual Portfolio Operating Expenses" remain the same each year. This example should not be considered a representation of past or future expenses or return. Actual Portfolio expenses and return vary from year to year and may be higher or lower than those shown.

                               Expense Information




This information is designed to help an investor understand the various costs and expenses of investing in Government Portfolio.

1) Shareholder Transaction Expenses: Expenses charged directly to an individual account in the Portfolio for various transactions.

                                                   Government
                                                   Portfolio
                                                   ---------
                                                      NONE

2) Annual Portfolio Operating Expenses: Expenses paid by the Portfolio before it distributed its net investment income, expressed as a percentage of the Portfolio's average daily net assets for the fiscal year ended December 31, 1996.

    Investment Management Fees                       0.15%
    12b-1 Fees                                        NONE
    Other Expenses                                   0.13%
                                                     -----
    Total Portfolio Operating Expenses               0.28%
                                                     =====

 Example
 Based on the level of total Portfolio operating expenses listed above, the total expenses relating to a $1,000 investment, assuming a 5% annual return and redemption at the end of each period, are listed below. Investors do not pay these expenses directly; they are paid by the Portfolio before it distributes its net investment income to shareholders.

    One year                                          $  4
    Three years                                         13
    Five years                                          22
    Ten years                                           49

 See "Company Organization--Investment Adviser" for further information about investment management fees. This example assumes reinvestment of all dividends and distributions and that the percentage amounts listed under "Annual Portfolio Operating Expenses" remain the same each year. This example should not be considered a representation of past or future expenses or return. Actual Portfolio expenses and return vary from year to year and may be higher or lower than those shown.

                              Financial Highlights


                                 Cash Portfolio

  The following table includes selected data for a share outstanding throughout each year and other performance information derived from the audited financial statements.

  If you would like more detailed information concerning the Portfolio's performance, audited financial statements are available in the Company's Annual Report dated December 31, 1996 and may be obtained without charge by writing or calling the Company.

  The following information has been audited by Price Waterhouse LLP, independent accountants, whose unqualified report thereon is included in the Annual Report to Shareholders, which is incorporated by reference to the Statement of Additional Information. The financial highlights should be read in conjunction with the financial statements and notes thereto included in the Annual Report.



                                                       Years Ended December 31,
                             ---------------------------------------------------------------------------------
                              1996    1995    1994    1993    1992   1991    1990    1989    1988     1987
                             ---------------------------------------------------------------------------------

  Net asset value,           $1.00   $1.00   $1.00   $1.00   $1.00  $1.00   $1.00   $1.00   $1.00    $1.00
    beginning of period...   -----   -----   -----   -----   -----  -----   -----   -----   -----    -----

    Net investment
     income...............    .052    .057    .041    .031    .038   .059    .080    .089    .074     .065

  Distributions from
    net investment income
    and net realized
    capital gains.........   (.052)  (.057)  (.041)  (.031)  (.038) (.059)  (.080)  (.089)  (.074)   (.065)
                             -----   -----   -----   -----   -----  -----   -----   -----   -----    -----
  Net asset value, end of
    period................   $1.00   $1.00   $1.00   $1.00   $1.00  $1.00   $1.00   $1.00   $1.00    $1.00
                             =====   =====   =====   =====   =====  =====   =====   =====   =====    =====

Total Return (%)..........    5.33    5.88    4.13    3.16    3.88   6.12    8.27    9.32   7.60(b)   6.73

  Ratios and Supplemental Data

  Net assets, end of
    year ($ millions).....    $272    $249    $271    $468    $662   $308    $152     $82     $61      $51

  Ratio of operating
    expenses to average
    daily net assets (%)(a)    .21     .25     .24     .22     .25    .25     .32     .37     .33      .31

  Ratio of net investment
    income to average net
    assets (%)............    5.21    5.73    3.94    3.12    3.66   5.89    8.02    8.94    7.43     6.43

  (a) Operating expense
  ratio including expenses
  reimbursed, management
  fee and other expenses
  not imposed (%).........      --      --      --      --      --     --      --      --     .36       --

  (b) Total returns are higher due to maintenance of the Portfolio's expenses.


                               Tax Free Portfolio

 The following table includes selected data for a share outstanding throughout each year and other performance information derived from the audited financial statements.

 If you would like more detailed information concerning the Portfolio's performance, audited financial statements are available in the Company's Annual Report dated December 31, 1996 and may be obtained without charge by writing or calling the Company.

 The following information has been audited by Price Waterhouse LLP, independent accountants, whose unqualified report thereon is included in the Annual Report to Shareholders, which is incorporated by reference to the Statement of Additional Information. The financial highlights should be read in conjunction with the financial statements and notes thereto included in the Annual Report.



                                                      Years Ended December 31,
                             ----------------------------------------------------------------------------------
                              1996    1995     1994    1993    1992    1991    1990    1989   1988    1987
                             ----------------------------------------------------------------------------------

 Net asset value,
   beginning of period....   $1.00   $1.00   $1.00    $1.00   $1.00   $1.00   $1.00   $1.00  $1.00   $1.00
                             -----   -----   -----    -----   -----   -----   -----   -----  -----   -----
   Net investment
    income................    .032    .036    .027     .023    .029    .045    .058    .063   .051    .045

Distributions from
   net investment income
   and net realized
   capital gains..........   (.032)  (.036)  (.027)   (.023)  (.029)  (.045)  (.058)  (.063) (.051)  (.045)
                             -----   -----   -----    -----   -----   -----   -----   -----  -----   -----
 Net asset value, end of
   period.................   $1.00   $1.00   $1.00    $1.00   $1.00   $1.00   $1.00   $1.00  $1.00   $1.00
                             =====   =====   =====    =====   =====   =====   =====   =====  =====   =====

 Total Return (%).........    3.29    3.69   2.74(b)   2.32    2.92    4.65    5.96    6.45   5.24   4.56(b)

 Ratios and Supplemental Data

 Net assets, end of
   year ($ millions)......    $104     $79    $168     $125     $96     $75     $88    $155   $168    $103

Ratio of operating
   expenses to average
   daily net assets (%)(a)     .28     .35     .27      .29     .31     .36     .32     .30    .30     .30
 Ratio of net investment
   income to average net
   assets (%).............    3.25    3.61    2.73     2.30    2.82    4.55    5.79    6.25   5.15    4.46

 (a) Operating expense
 ratio including expenses
 reimbursed, management fee
 and other expenses not
 imposed (%)..............      --      --     .29       --      --      --      --      --     --     .31

 (b) Total returns are higher due to maintenance of the Portfolio's expenses.


                              Government Portfolio

  The following table includes selected data for a share outstanding throughout each year and other performance information derived from the audited financial statements.

  If you would like more detailed information concerning the Portfolio's performance, audited financial statements are available in the Company's Annual Report dated December 31, 1996 and may be obtained without charge by writing or calling the Company.

  The following information has been audited by Price Waterhouse LLP, independent accountants, whose unqualified report thereon is included in the Annual Report to Shareholders, which is incorporated by reference to the Statement of Additional Information. The financial highlights should be read in conjunction with the financial statements and notes thereto included in the Annual Report.



                                                      Years Ended December 31,
                             --------------------------------------------------------------------------------
                              1996    1995    1994    1993    1992   1991    1990    1989    1988     1987
                             --------------------------------------------------------------------------------
  Net asset value,
    beginning of period....  $1.00   $1.00   $1.00   $1.00   $1.00  $1.00   $1.00   $1.00   $1.00   $1.00
                             -----   -----   -----   -----   -----  -----   -----   -----   -----   -----
    Net investment
     income................   .051    .055    .040    .030    .037   .057    .079    .090    .073    .065

  Distributions from
    net investment income
    and net realized
    capital gains..........  (.051)  (.055)  (.040)  (.030)  (.037) (.057)  (.079)  (.090)  (.073)  (.065)
                             -----   -----   -----   -----   -----  -----   -----   -----   -----   -----

  Net asset value, end of
    period.................  $1.00   $1.00   $1.00   $1.00   $1.00  $1.00   $1.00   $1.00   $1.00   $1.00
                             =====   =====   =====   =====   =====  =====   =====   =====   =====   =====
  Total Return (%).........   5.17    5.60    4.09    3.01    3.74   5.94    8.19    9.36    7.58    6.69

Ratios and Supplemental Data

  Net assets, end of
    year ($ millions)......    $47     $80    $118    $196    $247   $192    $174    $253    $161    $146

  Ratio of operating
    expenses to average
    daily net assets (%)(a)    .32     .39     .28     .26     .24    .26     .31     .29     .28     .31

  Ratio of net investment
    income to average net
    assets (%).............   5.06    5.46    3.89    2.97    3.69   5.86    7.89    8.96    7.35    6.56


                       Investment Objectives and Policies


      Set forth below is a description of the investment objective and policies of each Portfolio. The Portfolios seek to provide investors with as high a level of current income through investment in high-quality short-term obligations as is consistent with their investment objectives and policies and with preservation of capital and liquidity. The Tax Free Portfolio seeks to provide current income that is exempt from federal income taxes. The investment objective of a Portfolio cannot be changed without the approval of the holders of a majority of the Portfolio's outstanding shares, as defined in the Investment Company Act of 1940 (the "1940 Act") and a rule thereunder. There can be no assurance that any of the Portfolios will achieve its investment objective.


      Securities in which the Portfolios invest may not yield as high a level of current income as securities of lower quality and longer maturities which generally have less liquidity and greater market risk.


      Each Portfolio will maintain a dollar-weighted average maturity of 90 days or less in an effort to maintain a net asset value per share of $1.00, but there is no assurance that it will be able to do so.


Cash Portfolio


      The Cash Portfolio seeks to provide investors with as high a level of current income as is consistent with its investment policies and with preservation of capital and liquidity. The Portfolio invests exclusively in a broad range of short-term money market instruments that have remaining maturities of not more than 397 calendar days and certain repurchase agreements. These securities consist of obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, taxable and tax-exempt municipal obligations, corporate and bank obligations, certificates of deposit, bankers' acceptances and variable amount master demand notes.

      The bank obligations in which the Portfolio may invest include negotiable certificates of deposit, bankers' acceptances, fixed time deposits or other short-term bank obligations. The Portfolio limits its investments in U.S. bank obligations to obligations of U.S. banks (including foreign branches, the obligations of which are guaranteed by the U.S. parent) that have at least $1 billion in total assets at the time of investment. "U.S. banks" include commercial banks that are members of the Federal Reserve System or are examined by the Comptroller of the Currency or whose deposits are insured by the Federal Deposit Insurance Corporation. In addition, the Portfolio may invest in obligations of savings banks and savings and loan associations insured by the Federal Deposit Insurance Corporation that have total assets in excess of $1 billion at the time of the investment. The Portfolio limits its investments in foreign bank obligations to U.S. dollar-denominated obligations of foreign banks (including U.S. branches) which banks (based upon their most recent annual financial statements) at the time of investment (i) have more than $10 billion, or the equivalent in other currencies, in total assets; (ii) are among the 100 largest banks in the world as determined on the basis of assets; and (iii) have branches or agencies in the U.S.; and which obligations, in the opinion of the Adviser, are of an investment quality comparable to obligations of U.S. banks in which the Portfolio may invest.


      Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties that vary with market conditions and the remaining maturity of the obligations. The Portfolio may not invest more than 10% of the value of its total assets in investments that are not readily marketable including fixed time deposits subject to withdrawal penalties maturing in more than seven calendar days.

      The Portfolio may invest in U.S. dollar-denominated certificates of deposit and promissory notes issued by Canadian affiliates of U.S. banks under circumstances where the instruments are guaranteed as to principal and interest by the U.S. bank. While foreign obligations generally involve greater risks than those of domestic obligations, such as risks relating to liquidity, marketability, foreign taxation, nationalization and exchange controls, generally the Adviser believes that these risks are substantially less in the case of instruments issued by Canadian affiliates that are guaranteed by U.S. banks than in the case of other foreign money market instruments.

      The Portfolio may invest in U.S. dollar-denominated obligations of foreign banks. There is no limitation on the amount of the Portfolio's assets that may be invested in obligations of foreign banks that meet the conditions set forth above. Such investments may involve greater risks than those affecting U.S. banks or Canadian affiliates of U.S. banks. In addition, foreign banks are not subject to examination by any U.S. Government agency or instrumentality.

      Except for obligations of foreign banks and foreign branches of U.S. banks, the Portfolio will not invest in the securities of foreign issuers. Generally, the Portfolio may not invest less than 25% of the current value of its total assets in bank obligations (including bank obligations subject to repurchase agreements).

      The commercial paper purchased by the Portfolio is limited to direct obligations of domestic corporate issuers, including bank holding companies, which obligations, at the time of investment, are (i) rated "P-1" by Moody's Investors Service, Inc. ("Moody's"), "A-1" or better by Standard & Poor's ("S&P") or "F-1" by Fitch Investor Services, Inc. ("Fitch"), (ii) issued or guaranteed as to principal and interest by issuers having an existing debt security rating of "Aa" or better by Moody's or "AA" or better by S&P or Fitch, or (iii) securities that, if not rated, are of comparable investment quality as determined by the Adviser in accordance with procedures adopted by the Board of Directors.


      The Portfolio may invest in non-convertible corporate debt securities such as notes, bonds and debentures that have remaining maturities of not more than 397 calendar days and that are rated "Aa" or better by Moody's or "AA" or better by S&P or Fitch, and variable amount master demand notes. A variable amount master demand note differs from ordinary commercial paper in that it is issued pursuant to a written agreement between the issuer and the holder. Its amount may from time to time be increased by the holder (subject to an agreed maximum) or decreased by the holder or the issuer and is payable on demand. The rate of interest varies pursuant to an agreed-upon formula. Generally, master demand notes are not rated by a rating agency. However, the Portfolio may invest in a master demand note that, if not rated, is in the opinion of the Adviser of an investment quality comparable to rated securities in which the Portfolio may invest. The Adviser monitors the issuers of such master demand notes on a daily basis. Transfer of such notes is usually restricted by the issuer, and there is no secondary trading market for such notes. The Portfolio may not invest in a master demand note if, as a result, more than 10% of the value of its total net assets would be invested in such notes.


      All of the securities in which the Portfolio will invest must meet credit standards applied by the Adviser pursuant to procedures established by the Board of Directors. Should an issue of securities cease to be rated or if its rating is reduced below the minimum required for purchase by the Portfolio, the Adviser will dispose of any such security, as soon as practicable, unless the Directors of the Company determine that such disposal would not be in the best interests of the Portfolio.

      In  addition,  the  Portfolio  may invest in  variable  or  floating  rate
obligations,   obligations  backed  by  bank  letters  of  credit,   when-issued
securities and securities with put features.

Tax Free Portfolio


      The Tax Free Portfolio seeks to provide investors with as high a level of current income that cannot be subjected to federal income tax by reason of federal law as is consistent with its investment policies and with preservation of capital and liquidity. The Portfolio invests exclusively in high-quality municipal obligations the interest on which is exempt from federal income taxes and that have remaining maturities of not more than 397 calendar days. Opinions relating to the exemption of interest on municipal obligations from federal income tax are rendered by bond counsel to the municipal issuer. The Portfolio may also invest in certain taxable obligations on a temporary defensive basis, as described below.


      From time to time the Portfolio may invest 25% or more of the current value of its total assets in municipal obligations that are related in such a way that an economic, business or political development or change affecting one such obligation would also affect the other obligations. For example, certain municipal obligations accrue interest that is paid from revenues of similar type projects; other municipal obligations have issuers located in the same state.

      The Portfolio may, pending the investment of proceeds of sales of shares or proceeds from sales of portfolio securities or in anticipation of redemptions, or to maintain a "defensive" posture when, in the opinion of the Adviser, it is advisable to do so because of market conditions, elect to invest temporarily up to 20% of the current value of its total assets in cash reserves or taxable securities. Under ordinary market conditions, the Portfolio will maintain at least 80% of the value of its total assets in obligations that are exempt from federal income taxes and are not subject to the alternative minimum tax. The foregoing constitutes a fundamental policy that cannot be changed without the approval of a majority of the outstanding shares of the Portfolio.

      The taxable market is a broader and more liquid market with a greater number of investors, issuers and market makers than the market for municipal obligations. The more limited marketability of municipal obligations may make it difficult in certain circumstances to dispose of large investments advantageously. In addition, certain municipal obligations might lose tax-exempt status in the event of a change in the tax laws.

      All of the securities in which the Portfolio will invest must meet credit standards applied by the Adviser pursuant to procedures established by the Board of Directors. Should an issue of securities cease to be rated or if its rating is reduced below the minimum required for purchase by the Portfolio, the Adviser will dispose of any such security, as soon as practicable, unless the Directors of the Company determine that such disposal would not be in the best interests of the Portfolio.

      In addition, the Portfolio may enter into repurchase agreements, and invest in variable or floating rate obligations, obligations backed by bank letters of credit, when-issued securities and securities with put features.

Government Portfolio

      The Government Portfolio seeks to provide investors with as high a level of current income as is consistent with its investment policies and with preservation of capital and liquidity. The Portfolio invests exclusively in obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities that have remaining maturities of not more than 397 calendar days and certain repurchase agreements.

      In addition, the Portfolio may invest in variable or floating rate obligations, when-issued securities and securities with put features.

              Additional Information About Policies and Investments

Investment Restrictions

      The following investment restrictions and those described in the Statement of Additional Information are fundamental policies of each Portfolio that may be changed only when permitted by law and approved by the holders of a majority of such Portfolio's outstanding voting securities, as described under "Company Organization" in the Statement of Additional Information.

      The Portfolios may not issue senior securities, borrow money or pledge or mortgage their assets, except that each Portfolio may borrow from banks up to 10% of the current value of that Portfolio's total net assets in order to meet redemptions, and these borrowings may be secured by pledges of not more than 10% of the Portfolio's total net assets (but investments may not be purchased by such Portfolio while any such borrowing exists). Generally, the Cash Portfolio may not invest less than 25% of the current value of its total assets in bank obligations, including bank obligations subject to repurchase agreements.

      For a more complete description, see "Investment Restrictions" in the Statement of Additional Information.

      Obligations of U.S. Government Agencies and Instrumentalities. Obligations of U.S. Government agencies and instrumentalities are debt securities issued or guaranteed by U.S. Government-sponsored enterprises and federal agencies. Some of such obligations are supported by (a) the full faith and credit of the U.S. Treasury (such as Government National Mortgage Association participation certificates), (b) the limited authority of the issuer to borrow from the U.S. Treasury (such as securities of the Federal Home Loan Bank), (c) the authority of the U.S. Government to purchase certain obligations of the issuer (such as securities of the Federal National Mortgage Association) or (d) only the credit of the issuer. In the case of obligations not backed by the full faith and credit of the U.S., the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment, which agency may be privately owned. The Company will invest in obligations of U.S. Government agencies and instrumentalities only when the Adviser is satisfied that the credit risk with respect to the issuer is minimal.

      Floating and Variable Rate Instruments. Certain of the obligations that each Portfolio may purchase have a floating or variable rate of interest. Such obligations bear interest at rates that are not fixed, but which vary with changes in specified market rates or indices, such as the Prime Rate, and at specified intervals. Certain of such obligations may carry a demand feature that would permit the holder to tender them back to the issuer at par value prior to maturity. Each Portfolio may invest in floating and variable rate obligations even if they carry stated maturities in excess of 397 days, if certain conditions contained in a rule of the Securities and Exchange Commission (the "SEC") are met, in which case the obligations will be treated as having maturities of not more than 397 days. Each Portfolio will limit its purchase of floating and variable rate obligations to those meeting the quality standards set forth above for such Portfolio. The Adviser will monitor on an ongoing basis the earning power, cash flow and other liquidity ratios of the issuers of such obligations, and will similarly monitor the ability of an issuer of a demand instrument to pay principal and interest on demand. Each Portfolio's right to obtain payment at par on a demand instrument could be affected by events occurring between the date the Portfolio elects to demand payment and the date payment is due that may affect the ability of the issuer of the instrument to make payment when due except when such demand instruments permit same day settlement. To facilitate settlement, the same day demand instruments must be held in book entry form at a bank other than the Portfolio's Custodian subject to a sub-custodian agreement approved by the Portfolio between that bank and the Portfolio's Custodian.

      The floating and variable rate obligations that the Portfolios may purchase include certificates of participation in such obligations purchased from banks. A certificate of participation gives the Portfolio an undivided interest in the underlying obligations in the proportion that such Portfolio's interest bears to the total principal amount of such obligations. Certain of such certificates of participation may carry a demand feature that would permit the holder to tender them back to the issuer prior to maturity. The Portfolios may invest in certificates of participation even if the underlying obligations carry stated maturities in excess of one year, upon compliance with certain conditions contained in a rule of the SEC. The income received on certificates of participation in tax-exempt municipal obligations constitutes interest from tax-exempt obligations. It is presently contemplated that the Tax Free Portfolio will not invest more than 20% of its total assets in these certificates.

      To the extent that floating and variable rate instruments without demand features are not readily marketable, they will be subject to the investment restriction that no Portfolio may invest an amount equal to 10% or more of the current value of its total assets in securities that are not readily marketable.

      Repurchase Agreements. Each Portfolio may enter into repurchase agreements wherein the seller of a security to the Portfolio agrees to repurchase that security from the Portfolio at a mutually agreed-upon time and price. Sellers of repurchase agreements are banks that are issuers of eligible bank obligations
(see "Cash Portfolio" under "Investment Objectives and Policies" above) and dealers that meet guidelines established by the Board of Directors. The period of maturity is usually quite short, often overnight or a few days, although it may extend over a number of months. Each Portfolio may enter into repurchase agreements only with respect to obligations that could otherwise be purchased by the Portfolio. While the maturities of the underlying securities may be greater than one year, the term of the repurchase agreement is always less than one year. If the seller defaults and the value of the underlying securities has declined, the Portfolio may incur a loss. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, the Portfolio's disposition of the security may be delayed or limited.

      A Portfolio may not enter into a repurchase agreement if, as a result, more than 10% of the market value of that Portfolio's total net assets would be invested in repurchase agreements with a maturity of more than seven days, illiquid securities and securities for which current market quotations or bids are not readily available.

      Municipal Obligations. Municipal obligations, which are debt obligations issued by or on behalf of states, cities, municipalities and other public authorities, and may be general obligation, revenue, or industrial development bonds, include municipal bonds, municipal notes and municipal commercial paper.

      The Tax Free Portfolio may invest in excess of 25% of its assets in industrial development bonds subject to the Portfolio's fundamental investment policy requiring that it maintain at least 80% of the value of its total assets in obligations that are exempt from federal income tax and are not subject to the alternative minimum tax. For purposes of the Portfolio's fundamental investment limitation regarding concentration of investments in any one industry, industrial development bonds will be considered representative of the industry for which purpose the bond was issued.

      The Cash and Tax Free Portfolios' investments in municipal bonds are limited to bonds that are rated at the date of purchase "Aa" or better by Moody's or "AA" or better by S&P or Fitch.

      The Portfolios' investments in municipal notes will be limited to notes that are rated at the date of purchase "MIG 1" or "MIG 2" (or "VMIG 1" or "VMIG 2" in the case of an issue having a variable rate demand feature) by Moody's, "SP-1" or "SP-1+" by S&P or "F-1" or "F-1+" by Fitch.

      Municipal commercial paper is a debt obligation with a stated maturity of 270 days or less that is issued to finance seasonal working capital needs or as short-term financing in anticipation of longer-term debt. The Portfolios may invest in municipal commercial paper that is rated at the date of purchase "P-1" by Moody's, "A-1" or "A-1+" by S&P or "F-1" by Fitch. If a municipal obligation is not rated, the Portfolios may purchase the obligation if, in the opinion of the Adviser, it is of investment quality comparable to other rated investments that are permitted in the Portfolios.

      Letters of Credit. Municipal obligations, including certificates of participation, commercial paper and other short-term obligations may be backed by an irrevocable letter of credit of a bank which assumes the obligation for payment of principal and interest in the event of default by the issuer. Only banks which, in the opinion of the Adviser, are of investment quality comparable to other permitted investments of the Portfolios may be used for letter of credit backed investments.

      Securities with Put Rights. The Portfolios may enter into put transactions with respect to obligations held in their portfolios with broker/dealers pursuant to a rule under the 1940 Act and with commercial banks.

      The right of the Portfolios to exercise a put is unconditional and unqualified. A put is not transferable by a Portfolio, although the Portfolio may sell the underlying securities to a third party at any time. If necessary and advisable, any Portfolio may pay for certain puts either separately in cash or by paying a higher price for portfolio securities that are acquired subject to such a put (thus reducing the yield to maturity otherwise available for the same securities). The Portfolios expect, however, that puts generally will be available without the payment of any direct or indirect consideration.

      The Portfolios may enter into puts only with banks or broker/dealers that, in the opinion of the Adviser, present minimal credit risks. The ability of the Portfolios to exercise a put will depend on the ability of the bank or broker/dealer to pay for the underlying securities at the time the put is exercised. In the event that a bank or broker/dealer should default on its obligation to repurchase an underlying security, the Portfolio might be unable to recover all or a portion of any loss sustained from having to sell the security elsewhere.

      The Portfolios intend to enter into puts solely to maintain liquidity and do not intend to exercise their rights thereunder for trading purposes. The puts will only be for periods substantially less than the life of the underlying security. The acquisition of a put will not affect the valuation by the Portfolio of the underlying security. The actual put will be valued at zero in determining net asset value of the Portfolios. Where a Portfolio pays directly or indirectly for a put, its cost will be reflected as an unrealized loss for the period during which the put is held by the Portfolio and will be reflected in realized gain or loss when the put is exercised or expires. If the value of the underlying security increases, the potential for unrealized or realized gain is reduced by the cost of the put. The maturity of a municipal obligation purchased by a Portfolio will not be considered shortened by any put to which such obligation is subject.

      Third Party Puts. The Portfolios may also purchase long-term fixed rate bonds that have been coupled with an option granted by a third party financial institution allowing a Portfolio at specified intervals, not exceeding 397 calendar days, to tender (or "put") the bonds to the institution and receive the face value thereof (plus accrued interest). These third party puts are available in several different forms, may be represented by custodial receipts or trust certificates and may be combined with other features such as interest rate swaps. A Portfolio receives a short-term rate of interest (which is periodically reset), and the interest rate differential between that rate and the fixed rate on the bond is retained by the financial institution. The financial institution granting the option does not provide credit enhancement, and in the event that there is a default in the payment of principal or interest, or downgrading of a bond to below investment grade, or a loss of the bond's tax-exempt status, the put option will terminate automatically, the risk to a Portfolio will be that of holding such a long-term bond and the dollar-weighted average maturity of the Portfolio would be adversely affected.

      When-Issued Securities. Each Portfolio may purchase securities on a when-issued basis, in which case delivery and payment normally take place within 45 days after the date of the commitment to purchase. The Portfolios will only make commitments to purchase securities on a when-issued basis with the intention of actually acquiring the securities, but may sell them before the settlement date if it is deemed advisable. When-issued securities are subject to market fluctuation and no income accrues to the purchaser prior to issuance. The purchase price, and the interest rate that will be received on debt securities, are fixed at the time the purchaser enters into the commitment. Purchasing a security on a when-issued basis can involve a risk that the market price at the time of delivery may be lower than the agreed upon purchase price, in which case there could be an unrealized loss at the time of delivery.

      Each Portfolio will establish a segregated account in which it will maintain liquid assets in an amount at least equal in value to that Portfolio's commitments to purchase when-issued securities. If the value of these assets declines, the Portfolio will place additional liquid assets in the account on a daily basis so that the value of the assets in the account is equal to the amount of such commitments.

                    Distribution and Performance Information

Dividends and Capital Gains Distributions


      The Company declares dividends on the outstanding shares of each Portfolio from each Portfolio's net investment income at the close of each business day to shareholders of record at 2:00 p.m. for the Tax Free Portfolio and 4:00 p.m. for the Cash Portfolio and Government Portfolio on the day of declaration. Realized capital gains and losses (other than long-term capital gains) may be taken into account in determining the daily distribution. Shares purchased will begin earning dividends on the day the purchase order is executed and shares redeemed will earn dividends through the previous day. Net investment income for a Saturday, Sunday or holiday will be declared as a dividend on the previous business day to shareholders of record at 2:00 p.m. for the Tax Free Portfolio and 4:00 p.m. for the Cash Portfolio and Government Portfolio on that day.


      Investment income for a Portfolio includes, among other things, interest income and accretion of market and original issue discount and amortization of premium.

      Dividends declared in and attributable to the preceding month will be paid on the first business day of each month. Net realized capital gains, after utilization of capital loss carryforwards, if any, will be distributed annually, although an additional distribution may be necessary to prevent the application of a federal excise tax. Dividends and distributions will be invested in additional shares of the same Portfolio at net asset value and credited to the shareholder's account on the payment date or, at the shareholder's election, paid in cash. Dividend checks and Statements of Account will be mailed approximately two business days after the payment date. Each Portfolio forwards to the Custodian the monies for dividends to be paid in cash on the payment date.

      Shareholders who redeem all their shares prior to a dividend payment will receive, in addition to the redemption proceeds, dividends declared but unpaid. Shareholders who redeem only a portion of their shares will be entitled to all dividends declared but unpaid on such shares on the next dividend payment date. (See also "Transaction Information--Redeeming Shares.")

Taxes

      Each of the Company's Portfolios has in the past qualified, and intends to continue to qualify, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986 (the "Code"). Each Portfolio will be treated as a separate entity for tax purposes and thus the provisions of the Code applicable to regulated investment companies generally will be applied to each Portfolio separately, rather than to the Company as a whole. In addition, net capital gains, net investment income, and operating expenses will be determined separately for each Portfolio. By complying with the applicable provisions of the Code, each Portfolio will not be subject to federal income taxes with respect to net investment income and net capital gains distributed to its shareholders. A 4% non-deductible excise tax will be imposed on each Portfolio (except the Tax Free Portfolio to the extent of its tax-exempt income) to the extent such Portfolio does not meet certain distribution requirements by the end of each calendar year.


      Dividends from net investment income (including realized net short-term capital gains in excess of net long-term capital losses), except "exempt-interest dividends" (described below), will be taxable as ordinary income for federal income tax purposes. Most states exempt from personal income tax dividends paid by a regulated investment company attributable to interest derived from obligations of the U.S. Government and certain of its agencies and instrumentalities. For example, shareholders of a regulated investment company will not be subject to New York State or City personal income tax on the dividends paid by such a fund to the extent attributable to interest on obligations of the U.S. Government and certain of its agencies and instrumentalities, provided that at the close of each quarter of the fund's taxable year at least 50% of the value of the total assets of the fund consists of such obligations. Dividends paid by the Government Portfolio may qualify for this treatment. Dividends distributed by the Tax Free Portfolio are not excluded in determining New York State or City franchise taxes on corporations and financial institutions. In addition to the distributions described above, in the case of the dividends distributed by the Tax Free Portfolio, that part of its net investment income that is attributable to interest from tax-exempt securities and that is distributed to shareholders will be designated by the Company as an "exempt-interest dividend," and, as such, will be exempt from federal income tax. In addition, the Tax Free Portfolio may not be exempt from certain state and local taxes.


      Distributions of net long-term capital gains in excess of net short-term capital losses, if any, will be taxable as long-term capital gains, whether received in cash or reinvested in additional shares, regardless of how long the shareholder has held the shares. Because substantially all of the income of each Portfolio will arise from interest, no part of the distributions to shareholders is expected to qualify for the dividends received deduction available to corporations. Each year the Company will notify shareholders of the federal income tax status of distributions.

      In the case of the shareholders of the Tax Free Portfolio, interest on indebtedness incurred, or continued, to purchase or carry shares of the Portfolio will not be deductible for federal income tax purposes to the extent that the Portfolio's distributions are exempt from federal income tax. In addition, a portion of an exempt-interest dividend allocable to certain tax-exempt obligations may be treated as a preference item for purposes of the alternative minimum tax imposed on both individuals and corporations. Persons who may be "substantial users" (or "related persons" of substantial users) of facilities financed by private activity bonds should consult their tax advisors before purchasing shares in the Tax Free Portfolio.

      The Company will be required to withhold, subject to certain exemptions, at a rate of 31% on dividends paid or credited to individual shareholders (except shareholders of the Tax Free Portfolio to the extent it distributes exempt-interest dividends) and on redemption proceeds, if a correct Social Security or taxpayer identification number, certified when required, is not on file with the Company or Transfer Agent. (See also "Transaction Information--Redeeming Shares.")

      The exemption of interest income for federal income tax purposes may not result in similar exemptions under the tax law of state and local tax authorities. In general, interest earned on obligations issued by the state or locality in which the investor resides may be exempt from state and local taxes. State and local laws differ, however, with respect to the tax treatment of dividends attributable to interest on obligations of: (i) the U.S. Government and certain of its agencies and instrumentalities, and (ii) obligations of states and localities, and shareholders should consult their tax advisors about the taxability of dividends. The Company furnishes each shareholder of record with a statement of the portion of the previous year's income derived from: (i) U.S. Government Obligations and (ii) various agencies and instrumentalities, each of which is specified by name.

      Shareholders are urged to consult their own tax advisors regarding specific questions as to federal, state or local taxes.

Performance Information

      From time to time, quotations of a Portfolio's performance may be included in advertisements, sales literature or shareholder reports. All performance figures are historical, show the performance of a hypothetical investment and are not intended to indicate future performance. The "yield" of a Portfolio refers to income generated by an investment in a Portfolio over a specified seven-day period. Yield is expressed as an annualized percentage. The "effective yield" of a Portfolio is expressed similarly but, when annualized, the income earned by an investment in a Portfolio is assumed to be reinvested and will reflect the effects of compounding. "Total return" is the change in value of an investment in a Portfolio for a specified period. The "average annual total return" of a Portfolio is the average annual compound rate of return of an investment in a Portfolio assuming the investment has been held for one year, five years and ten years as of a stated ending date. If a Portfolio has not been in operation for at least ten years, the life of the Portfolio will be used where applicable. "Cumulative total return" represents the cumulative change in value of an investment in a Portfolio for various periods. Total return calculations assume that all dividends and capital gains distributions during the period were reinvested in shares of a Portfolio. Performance will vary based upon, among other things, changes in market conditions and the level of a Portfolio's expenses.

                              Company Organization

      The Company was formed on January 2, 1986 as a corporation under the laws of the State of Maryland. The Company is a no-load, diversified, open-end management investment company registered under the 1940 Act. The Company's activities are supervised by its Board of Directors. The Board of Directors, under applicable laws of the State of Maryland, in addition to supervising the actions of the Company's Adviser and Distributor, as set forth below, decides upon matters of general policy.

      Shareholders have one vote for each share held on matters on which they are entitled to vote. The Company is not required to and has no current intention of holding annual shareholder meetings, although meetings may be called for purposes such as electing or removing Directors, changing fundamental investment policies or approving an investment advisory agreement. Shareholders will be assisted in communicating with other shareholders in connection with removing a Director as if Section 16(c) of the 1940 Act were applicable.

Investment Adviser


      The Company retains the investment management firm of Scudder, Stevens & Clark, Inc. (the "Adviser"), a Delaware corporation, to manage the Company's daily investment and business affairs subject to the policies established by the Board of Directors. The Adviser is one of the most experienced investment counsel firms in the U.S. The Adviser was established in 1919 as a partnership and was restructured as a Delaware corporation in 1985. The principal source of the Adviser's income is professional fees received from providing continuing investment advice. The Adviser provides investment counsel for many individuals and institutions, including insurance companies, endowments, industrial corporations and financial and banking organizations. As of December 31, 1996, the Adviser and its affiliates had in excess of $115 billion under their supervision, approximately two-thirds of which was invested in fixed-income securities.


      Pursuant to Investment Advisory Agreements (the "Agreements") with the Company on behalf of each Portfolio, the Adviser regularly provides each Portfolio with investment research, advice and supervision and furnishes continuously an investment program for each Portfolio consistent with its investment objective and policies. The Agreements further provide that the Adviser will pay the compensation and certain expenses of all officers and certain employees of the Company and make available to each such Portfolio such of the Adviser's directors, officers and employees as are reasonably necessary for such Portfolio's operations or as may be duly elected officers or directors of the Company. Under the Agreements, the Adviser pays each Portfolio's office rent and will provide investment advisory research and statistical facilities and all clerical services relating to research, statistical and investment work. The Adviser, including the Adviser's employees who serve the Portfolios, may render investment advice, management and other services to others.

      Each Portfolio will bear all expenses not specifically assumed by the Adviser under the terms of the Agreements, including, among others, the fee payable to the Adviser as Adviser, the fees of the Directors who are not "affiliated persons" of the Adviser, the expenses of all Directors and the fees and out-of-pocket expenses of the Company's Custodian and its Transfer Agent. For a more complete description of the expenses to be borne by the Portfolios, see "Investment Adviser" and "Distributor" in the Statement of Additional Information.

      Each Portfolio is charged a management fee at an annual rate of 0.15% of its average daily net assets. Management fees are computed daily and paid monthly.

Transfer Agent

      Scudder Service Corporation, P.O. Box 2038, Boston, Massachusetts 02106, a
subsidiary  of  the  Adviser,  is  the  transfer,   shareholder   servicing  and
dividend-paying agent for the Company.

Distributor

      Scudder Investor Services, Inc., a subsidiary of the Adviser, is the Company's principal underwriter. Scudder Investor Services, Inc. confirms, as agent, all purchases of shares of the Company. Under the Underwriting Agreement with the Company, the Distributor acts as the principal underwriter and bears the cost of printing and mailing prospectuses to potential investors and of any advertising expenses incurred by it in connection with the distribution of shares.

Custodian

      State Street Bank and Trust Company is the custodian for the Company.

Fund Accounting Agent

      Scudder Fund Accounting Corporation, a subsidiary of the Adviser, is responsible for determining the daily net asset value per share and maintaining the general accounting records of each Portfolio.
                             Transaction Information

Purchasing Shares

      There is a $10 million minimum initial investment in the Company, with a minimum investment in any single Portfolio of $2 million. Subsequent investments may be made in the Portfolios in any amount. Investment minimums may be waived for Directors and officers of the Company and certain other affiliates. The Company and the Distributor reserve the right to reject any purchase order. All funds will be invested in full and fractional shares.

      Shares of any Portfolio may be purchased by writing or calling the Company's Transfer Agent. Orders for shares of a Portfolio will be executed at the net asset value per share next determined after an order has become effective. See "Share Price."


      Orders for shares of a Portfolio will become effective when an investor's bank wire order or check is converted into federal funds (monies credited to the Custodian's account with its registered Federal Reserve Bank). If payment is transmitted by the Federal Reserve Wire System, the order will become effective upon receipt. Orders will be executed at 2:00 p.m. for the Tax Free Portfolio and 4:00 p.m. for the Cash Portfolio and the Government Portfolio on the same day if a bank wire or check is converted to federal funds or received by 12:00 noon for the Tax Free Portfolio and 4:00 p.m. for the Cash Portfolio and the Government Portfolio. In addition, if investors notify the Company by 2:00 p.m. for the Tax Free Portfolio and 4:00 p.m. for the Cash Portfolio and the Government Portfolio that they intend to wire federal funds to purchase shares of a Portfolio on any business day and if monies are received in time to be invested, orders will be executed at the net asset value per share determined at 2:00 p.m. for the Tax Free Portfolio and 4:00 p.m. for the Cash Portfolio and the Government Portfolio the same day. Wire transmissions may, however, be subject to delays of several hours, in which event the effectiveness of the order may be delayed. Payments transmitted by a bank wire other than the Federal Reserve Wire System may take longer to be converted into federal funds.


      Checks drawn on a non-member bank or a foreign bank may take substantially longer to be converted into federal funds and, accordingly, may delay the execution of an order. Checks must be payable in U.S. dollars and will be accepted subject to collection at full face value.

      By investing in a Portfolio, a shareholder appoints the Transfer Agent to establish an open account to which all shares purchased will be credited, together with any dividends and capital gains distributions that are paid in additional shares. See "Distribution and Performance Information--Dividends and Capital Gains Distributions."

Initial Purchase by Wire

      1. Shareholders may open an account by calling toll free from any continental state: 1-800-854-8525. Give the Portfolio(s) to be invested in, name(s) in which the account is to be registered, address, Social Security or taxpayer identification number, dividend payment election, amount to be wired, name of the wiring bank and name and telephone number of the person to be contacted in connection with the order. An account number will then be assigned.

      2. Instruct the wiring bank to transmit the specified amount to:

                       State Street Bank and Trust Company
                       Boston, Massachusetts
                       ABA Number 011000028
                       Custody and Shareholder Services Division
                       Attention: [Name of Portfolio(s)]
                       Account (name(s) in which to be registered)
                       Account Number (as assigned by telephone) and amount
                         invested in each Portfolio

      3. Complete a Purchase Application. Indicate the services to be used. A completed Purchase Application must be received by the Transfer Agent before the Expedited Redemption Service can be used. Mail the Purchase Application to:

                       Scudder Service Corporation
                       P.O. Box 2038
                       Boston, Massachusetts 02106

Additional Purchases by Wire

      Instruct the wiring bank to transmit the specified amount to the Custodian with the information stated above.

Initial Purchase by Mail

      1. Complete a Purchase Application. Indicate the services to be used.

      2. Mail the Purchase Application and check payable to the Portfolio whose shares are to be purchased, to the Transfer Agent at the address set forth above.

Additional Purchases by Mail

      1. Make a check payable to the Portfolio whose shares are to be purchased. Write the shareholder's Portfolio account number on the check.

      2. Mail the check and the detachable stub from the Statement of Account (or a letter providing the account number) to the Transfer Agent at the address set forth above.

Redeeming Shares

      Upon receipt by the Transfer Agent of a redemption request in proper form, shares of any Portfolio will be redeemed at their next determined net asset value. See "Share Price." For the shareholder's convenience, the Company has established several different redemption procedures.

      Payment of redemption proceeds may be made in securities, subject to regulation by some state securities commissions. The Company may suspend the right of redemption during any period when (i) trading on the New York Stock Exchange (the "Exchange") is restricted or the Exchange is closed, other than customary weekend and holiday closings, (ii) the SEC has by order permitted such suspension or (iii) an emergency, as defined by rules of the SEC, exists making disposal of portfolio securities or determination of the value of the net assets of the Portfolios not reasonably practicable.

      A shareholder's account in a Portfolio remains open for up to one year following complete redemption, and all costs during the period will be borne by that Portfolio.

      The Company reserves the right to redeem involuntarily upon not less than 30 days' written notice all shares in a shareholder's Portfolio accounts if the combined holdings in those accounts aggregate less than $10 million. However, any shareholder affected by the exercise of the right will be allowed to make additional investments prior to the date fixed for redemption to avoid liquidation of a Portfolio account or accounts.

      The Company also reserves the right, following 30 days' notice, to redeem all shares in accounts without a certified Social Security or taxpayer identification number. A shareholder may avoid involuntary redemption by providing the Company with a taxpayer identification number during the 30-day notice period.

Redemption by Mail

      1. Write a letter of instruction. Indicate the dollar amount or number of shares to be redeemed. Refer to the shareholder's Portfolio account number and give Social Security or taxpayer identification number (where applicable).

      2. Sign the letter in exactly the same way the account is registered. If there is more than one owner of the shares, all must sign.

      3. If shares to be redeemed have a value of $50,000 or more, the signature(s) must be guaranteed by a commercial bank that is a member of the Federal Deposit Insurance Corporation, a trust company, a member firm of a domestic stock exchange or a foreign branch of any of the foregoing. In addition, signatures may be guaranteed by other Eligible Guarantor Institutions, i.e., other banks, other brokers and dealers, municipal securities brokers and dealers, government securities brokers and dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The Transfer Agent, however, may reject redemption instructions if the guarantor is neither a member of nor a participant in a signature guarantee program (currently known as "STAMPsm"). Signature guarantees by notaries public are not acceptable. Further documentation, such as copies of corporate resolutions and instruments of authority, may be requested from corporations, administrators, executors, personal representatives, trustees or custodians to evidence the authority of the person or entity making the redemption request.

      4. Mail the letter to the Transfer Agent at the address set forth under "Purchasing Shares."

      Checks for redemption proceeds will normally be mailed the day following receipt of the request in proper form, although the Company reserves the right to take up to seven days. Unless other instructions are given in proper form, a check for the proceeds of a redemption will be sent to the shareholder's address of record. The Custodian may benefit from the use of redemption proceeds until the check issued to a redeeming shareholder for such proceeds has cleared.

      When proceeds of a redemption are to be paid to someone other than the shareholder, either by wire or check, the signature(s) on the letter of instruction must be guaranteed regardless of the amount of the redemption.

Redemption by Expedited Redemption Service

      If Expedited Redemption Service has been elected on the Purchase Application on file with the Transfer Agent, redemption of shares may be requested by telephoning the Transfer Agent on any day the Company and the Custodian are open for business.

      No redemption of shares purchased by check will be permitted pursuant to the Expedited Redemption Service until seven business days after those shares have been credited to the shareholder's account.

      1. Telephone the request to the Transfer Agent by calling toll free from any continental state: 1-800-854-8525, or

      2. Mail the request to the Transfer Agent at the address set forth under "Purchasing Shares."


      Tax Free Portfolio: Proceeds of Expedited Redemptions will be wired to the shareholder's bank indicated in the Purchase Application. If an Expedited Redemption request is received by the Transfer Agent by 12:00 noon (eastern time) on a day the Company and the Custodian are open for business, the redemption proceeds will be transmitted to the shareholder's bank that same day. Such expedited redemption requests received after 12:00 noon and prior to 2:00 p.m. (eastern time) will be honored the same day if such redemption can be accomplished in time to meet the Federal Reserve Wire System schedules.

      Cash Portfolio and Government Portfolio: Proceeds of Expedited Redemptions will be wired to the shareholder's bank indicated in the Purchase Application. If an Expedited Redemption request is received by the Transfer Agent by 4:00 p.m. on a day the Company and the Custodian are open for business, the redemption will be executed at the net asset value calculated at 4:00 p.m. and proceeds will normally start transmission that same day if such redemption can be accomplished in time to meet the Federal Reserve Wire System's schedule.


      Each Portfolio uses procedures designed to give reasonable assurance that telephone instructions are genuine, including recording telephone calls, testing a caller's identity and sending written confirmation of telephone transactions. If a Portfolio does not follow such procedures, it may be liable for losses due to unauthorized or fraudulent telephone instructions. Each Portfolio will not be liable for acting upon instructions communicated by telephone that it reasonably believes to be genuine.

Exchanging Shares

      Shares of any of the Portfolios that have been held for seven days or more may be exchanged for shares of one of the other Portfolios in an identically registered account. Shares may be exchanged for shares of another Portfolio only if shares of such Portfolio may legally be sold under applicable state laws.

      A shareholder may exchange shares by calling the Transfer Agent's toll free number at 1-800-854-8525. Procedures applicable to redemption of a Portfolio's shares are also applicable to exchanging shares. The Company and the Distributor may modify or discontinue exchange privileges at any time upon 60 days' notice.

Share Price


      Net asset value per share for each Portfolio is determined by Scudder Fund Accounting Corporation on each day the Exchange is open for trading. The net asset value per share of each Portfolio is determined at 2:00 p.m. for the Tax Free Portfolio and 4:00 p.m. for the Cash Portfolio and Government Portfolio. The net asset value per share of each Portfolio is computed by dividing the value of the total assets of the Portfolio, less all liabilities, by the total number of outstanding shares of the Portfolio.


      Each Portfolio uses the amortized cost method to value its portfolio securities and seeks to maintain a constant net asset value of $1.00 per share. The amortized cost method involves valuing a security at its cost and accreting any discount and amortizing any premium over the period until maturity, regardless of the impact of fluctuating interest rates on the market value of the security. See the Statement of Additional Information for a more complete description of the amortized cost method.

                              Shareholder Benefits

Account Services

      Shareholders will be sent a Statement of Account from the Distributor, as agent of the Company, whenever a share transaction is effected in the accounts. Shareholders can write or call the Company at the address and telephone number on the cover of this Prospectus with any questions relating to their investment in shares of any of the Portfolios.

Shareholder Services

      The Company offers the following shareholder services. See the Statement of Additional Information for further details about these services or call or write the Company.

      Special Monthly Summary of Accounts. A special service is available to banks, brokers, investment advisers, trust companies and others who have a number of accounts in one or more of the Portfolios. A monthly summary of accounts can be provided, showing for each account the account number, the month-end share balance and the dividends and distributions paid during the month.

      Shareholder Reports. The fiscal year of the Company ends on December 31 of each year. The Company sends to its shareholders, semi-annually, reports showing the investments in each of the Company's Portfolios and other information (including unaudited financial statements) pertaining to the Company. An annual report, containing financial statements audited by the Company's independent accountants, is sent to shareholders each year.

      Shareholder inquiries should be addressed to Scudder Institutional Fund, Inc., 345 Park Avenue, New York, New York 10154.

                     (This page intentionally left blank.)

Institutional International Equity Portfolio

345 Park Avenue, New York, New York 10154
            (800) 854-8525


Investment Adviser

Scudder, Stevens & Clark, Inc.
345 Park Avenue
New York, New York 10154

Distributor

Scudder Investor Services, Inc.
Two International Place
Boston, Massachusetts 02110

Custodian

Brown Brothers Harriman & Co.
40 Water Street
Boston, Massachusetts 02109

Fund Accounting Agent

Scudder Fund Accounting Corporation
Two International Place
Boston, Massachusetts 02110

Transfer Agent and
Dividend Disbursing Agent

Scudder Service Corporation
P.O. Box 9242
Boston, Massachusetts 02205
--------------------------------------------------------------------------------
No  person  has  been  authorized  to  give  any  information  or  to  make  any representations not contained in this Prospectus, and information or representations not contained herein must not be relied upon as having been authorized by the Company or the Distributor. This Prospectus does not constitute an offer of any security other than the registered securities to which it relates or an offer to any person in any jurisdiction where such offer would be unlawful.


                           Institutional International
                                Equity Portfolio


                          BARRETT INTERNATIONAL SHARES



                                   Prospectus
                                   May 1, 1997

Institutional
DRAFT 8/25/97

                                     PART B


                        SCUDDER INTERNATIONAL FUND, INC.

 ------------------------------------------------------------------------------
                       Statement of Additional Information
                               September __, 1997
 ------------------------------------------------------------------------------

Acquisition of the Assets of                                By and in Exchange for Shares of Scudder International
Institutional International Equity Portfolio (a Series of   Fund (a Series of Scudder International Fund, Inc.)
Scudder Institutional Fund, Inc.)                           345 Park Avenue
345 Park Avenue New York, New York 10154                    New York, New York 10154

This Statement of Additional Information is available to the Stockholders of Institutional International Equity Portfolio ("International Equity Portfolio") in connection with a proposed transaction whereby Scudder International Fund, a series of Scudder International Fund, Inc., ("International Fund") will acquire all or substantially all of the assets of International Equity Portfolio, a series of Scudder Institutional Fund, Inc., and certain liabilities, in exchange for shares of International Fund.

This Statement of Additional Information of Scudder International Fund, Inc. consists of this cover page and the following documents, each of which is attached hereto and incorporated by reference herein:

(1) The Statement of Additional Information of International Fund dated August 1, 1997, containing financial statements of the Fund for the year ended March 31, 1997;

(2) Financial statements and report of independent accountants included in the December 31, 1996 Annual Report of International Equity Portfolio;

(3) Financial statements included in the June 30, 1996 Semi-Annual Report of International Equity Portfolio.

This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated September __, 1997 relating to the reorganization of International Equity Portfolio may be obtained by writing the Institutional
International Equity Portfolio at 345 Park Avenue, New York, NY 10154 or by calling Scudder Investor Services at (800) 854-8525. This Statement of Additional Information should be read in conjunction with the Prospectus/Proxy Statement.

                           SCUDDER INTERNATIONAL FUND


            A Pure No-Load(TM) (No Sales Charges) Mutual Fund Seeking
                      Long-Term Growth of Capital Primarily
                         From Foreign Equity Securities






--------------------------------------------------------------------------------



                       STATEMENT OF ADDITIONAL INFORMATION


                                 August 1, 1997




--------------------------------------------------------------------------------



         This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus of Scudder International Fund dated August 1, 1997, as amended from time to time, a copy of which may be obtained without charge by writing to Scudder Investor Services, Inc., Two International Place, Boston, Massachusetts 02110-4103.

                                TABLE OF CONTENTS
                                                                                                                   Page


THE FUND'S INVESTMENT OBJECTIVE AND POLICIES..........................................................................1
         General Investment Objective and Policies....................................................................1
         Investment Restrictions.....................................................................................11

PURCHASES............................................................................................................13
         Additional Information About Opening An Account.............................................................13
         Additional Information About Making Subsequent Investments..................................................13
         Additional Information About Making Subsequent Investments by QuickBuy......................................13
         Checks......................................................................................................14
         Wire Transfer of Federal Funds..............................................................................14
         Share Price.................................................................................................14
         Share Certificates..........................................................................................14
         Other Information...........................................................................................15

EXCHANGES AND REDEMPTIONS............................................................................................15
         Exchanges...................................................................................................15
         Redemption By Telephone.....................................................................................16
         Redemption by QuickSell.....................................................................................17
         Redemption by Mail or Fax...................................................................................17
         Redemption-in-Kind..........................................................................................17
         Other Information...........................................................................................18

FEATURES AND SERVICES OFFERED BY THE FUND............................................................................18
         The Pure No-Load(TM) Concept................................................................................18
         Internet access.............................................................................................19
         Dividend and Capital Gain Distribution Options..............................................................20
         Diversification.............................................................................................20
         Scudder Investor Centers....................................................................................20
         Reports to Shareholders.....................................................................................21
         Transaction Summaries.......................................................................................21


THE SCUDDER FAMILY OF FUNDS..........................................................................................21

SPECIAL PLAN ACCOUNTS................................................................................................25
         Scudder Retirement Plans:  Profit-Sharing and Money Purchase Pension Plans for Corporations and
              Self-Employed Individuals..............................................................................25
         Scudder 401(k): Cash or Deferred Profit-Sharing Plan for Corporations and Self-Employed Individuals.........25
         Scudder IRA:  Individual Retirement Account.................................................................26
         Scudder 403(b) Plan.........................................................................................27
         Automatic Withdrawal Plan...................................................................................27
         Group or Salary Deduction Plan..............................................................................27
         Automatic Investment Plan...................................................................................27
         Uniform Transfers/Gifts to Minors Act.......................................................................28

DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS............................................................................28

PERFORMANCE INFORMATION..............................................................................................28
         Average Annual Total Return.................................................................................29
         Cumulative Total Return.....................................................................................29
         Total Return................................................................................................29
         Capital Change..............................................................................................30
         Comparison of Fund Performance..............................................................................30

FUND ORGANIZATION....................................................................................................34



                                       i


                          TABLE OF CONTENTS (continued)

                                                                                                                   Page


INVESTMENT ADVISER...................................................................................................35
         Personal Investments by Employees of the Adviser............................................................38

DIRECTORS AND OFFICERS...............................................................................................38

REMUNERATION.........................................................................................................40
         Responsibilities of the Board--Board and Committee Meetings.................................................40
         Compensation of Officers and Directors......................................................................41

DISTRIBUTOR..........................................................................................................42

TAXES................................................................................................................43

PORTFOLIO TRANSACTIONS...............................................................................................46
         Brokerage Commissions.......................................................................................46
         Portfolio Turnover..........................................................................................47

NET ASSET VALUE......................................................................................................47

ADDITIONAL INFORMATION...............................................................................................48
         Experts.....................................................................................................48
         Other Information...........................................................................................48

FINANCIAL STATEMENTS.................................................................................................49

APPENDIX

                  THE FUND'S INVESTMENT OBJECTIVE AND POLICIES

      (See "Investment objective and policies" and "Additional information about policies and investments" in the Fund's prospectus.)

         Scudder International Fund (the "Fund"), a series of Scudder International Fund, Inc. (the "Corporation"), is a pure no-load(TM), open-end management investment company which continuously offers and redeems its shares at net asset value. It is a company of the type commonly known as a mutual fund. The Fund is a diversified series of the Corporation.

General Investment Objective and Policies


         The Fund's investment objective is to seek long-term growth of capital primarily through a diversified portfolio of marketable foreign equity securities. These securities are selected primarily to permit the Fund to participate in non-U.S. companies and economies with prospects for growth.

         The Fund invests in companies, wherever organized, which do business primarily outside the United States.

         The Fund intends to diversify investments among several countries and to have represented in the portfolio, in substantial proportions, business activities in not less than three different countries. The Fund does not intend to concentrate investments in any particular industry.

         Except as otherwise indicated, the Fund's investment objective and policies are not fundamental and may be changed without a vote of shareholders. If there is a change in investment objective, shareholders should consider whether the Fund remains an appropriate investment in light of their then current financial position and needs. There can be no assurance that the Fund's objective will be met.


         The major portion of the Fund's assets consists of equity securities of established companies listed on recognized exchanges; the Adviser expects this condition to continue, although the Fund may invest in other securities. Up to 20% of the total assets of the Fund may be invested in debt securities of foreign governments, supranational organizations and private issuers, including bonds denominated in the European Currency Unit (ECU). In determining the location of the principal activities and interests of a company, the Adviser takes into account such factors as the location of the company's assets, personnel, sales and earnings. In selecting securities for the Fund's portfolio, the Adviser seeks to identify companies whose securities prices do not adequately reflect their established positions in their fields. In analyzing companies for investment, the Adviser ordinarily looks for one or more of the following characteristics: above-average earnings growth per share, high return on invested capital, healthy balance sheets and overall financial strength, strong competitive advantages, strength of management and general operating characteristics which will enable the companies to compete successfully in the marketplace. Investment decisions are made without regard to arbitrary criteria as to minimum asset size, debt-equity ratios or dividend history of portfolio companies.

         The Fund may invest in any type of security including, but not limited to shares, preferred or common; bonds and other evidences of indebtedness; and other securities of issuers wherever organized, and not excluding evidences of indebtedness of governments and their political subdivisions. The Fund, in view of its investment objective, intends under normal conditions to maintain a portfolio consisting primarily of a diversified list of equity securities.


         Under exceptional economic or market conditions abroad, the Fund may, for temporary defensive purposes, until normal conditions return, invest all or a major portion of its assets in Canadian or U.S. Government obligations or currencies, or securities of companies incorporated in and having their principal activities in such countries. It is impossible to accurately predict for how long such alternate strategies may be utilized.


         Foreign securities such as those purchased by the Fund may be subject to foreign government taxes which could reduce the yield on such securities, although a shareholder of the Fund may, subject to certain limitations, be entitled to claim a credit or deduction for U.S. federal income tax purposes for his or her proportionate share of such foreign taxes paid by the Fund. (See "TAXES.")

Foreign Securities. The Fund is intended to provide individual and institutional investors with an opportunity to invest a portion of their assets in a diversified group of securities of companies, wherever organized, which do business primarily outside the U.S., and foreign governments. The Adviser believes that diversification of assets on an international basis decreases the degree to which events in any one country, including the U.S., will affect an investor's entire investment holdings. In certain periods since World War II, many leading foreign economies and foreign stock market indices have grown more rapidly than the U.S. economy and leading U.S. stock market indices, although there can be no assurance that this will be true in the future. Because of the Fund's investment policy, the Fund is not intended to provide a complete investment program for an investor.

         Investors should recognize that investing in foreign securities involves certain special considerations, including those set forth below, which are not typically associated with investing in U.S. securities and which may favorably or unfavorably affect the Fund's performance. As foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic companies, there may be less publicly available information about a foreign company than about a domestic company. Many foreign securities markets, while growing in volume of trading activity, have substantially less volume than the U.S. market, and securities of some foreign issuers are less liquid and more volatile than securities of domestic issuers. Similarly, volume and liquidity in most foreign bond markets is less than in the U.S. and, at times, volatility of price can be greater than in the U.S. Fixed commissions on some foreign securities exchanges and bid to asked spreads in foreign bond markets are generally higher than commissions or bid to asked spreads on U.S. markets, although the Fund will endeavor to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers and listed companies than in the U.S. It may be more difficult for the Fund's agents to keep currently informed about corporate actions which may affect the prices of portfolio securities. Communications between the U.S. and foreign countries may be less reliable than within the U.S., thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. Payment for securities without delivery may be required in certain foreign markets. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments which could affect U.S. investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. The management of the Fund seeks to mitigate the risks associated with the foregoing considerations through continuous professional management.

Foreign Currencies. Because investments in foreign securities usually will involve currencies of foreign countries, and because the Fund may hold foreign currencies and forward contracts, futures contracts and options on foreign currencies and foreign currency futures contracts, the value of the assets of the Fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the Fund may incur costs in connection with conversions between various currencies. Although the Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. It will do so from time to time, and investors should be aware of the costs of currency conversion. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the "spread") between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer. The Fund will conduct its foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through entering into options or forward or futures contracts to purchase or sell foreign currencies.

Debt Securities. When the Adviser believes that it is appropriate to do so in order to achieve the Fund's objective of long-term capital growth, the Fund may invest up to 20% of its total assets in debt securities including bonds of foreign governments, supranational organizations and private issuers, including bonds denominated in the ECU. Portfolio debt investments will be selected on the basis of, among other things, yield, credit quality, and the fundamental outlooks for currency and interest rate trends in different parts of the globe, taking into account the ability to hedge a degree of currency or local bond price risk. The Fund may purchase "investment-grade" bonds, which are those rated Aaa, Aa, A or Baa by Moody's Investors Service, Inc. ("Moody's) or AAA, AA, A or BBB by Standard & Poor's ("S&P") or, if unrated, judged to be of equivalent quality as determined by the Adviser. Moody's considers bonds it rates Baa to have speculative elements as well as investment-grade characteristics.

High Yield/High Risk Bonds. The Fund may also purchase, to a limited extent, debt securities which are rated below investment-grade, that is, rated below Baa by Moody's or below BBB by S&P and unrated securities, which usually entail greater risk (including the possibility of default or bankruptcy of the issuers of such securities), generally involve greater volatility of price and risk of principal and income, and may be less liquid, than securities in the higher rating categories. The lower the ratings of such debt securities, the greater their risks render them like equity securities. The Fund will invest no more than 5% of its total assets in securities rated BB or lower by Moody's or Ba by S&P, and may invest in securities which are rated D by S&P. Securities rated D may be in default with respect to payment of principal or interest. See the Appendix to this Statement of Additional Information for a more complete description of the ratings assigned by ratings organizations and their respective characteristics.

         An economic downturn could disrupt the high yield market and impair the ability of issuers to repay principal and interest. Also, an increase in interest rates would have a greater adverse impact on the value of such obligations than on higher quality debt securities. During an economic downturn or period of rising interest rates, highly leveraged issues may experience financial stress which would adversely affect their ability to service their principal and interest payment obligations. Prices and yields of high yield securities will fluctuate over time and, during periods of economic uncertainty, volatility of high yield securities may adversely affect the Fund's net asset value. In addition, investments in high yield zero coupon or pay-in-kind bonds, rather than income-bearing high yield securities, may be more speculative and may be subject to greater fluctuations in value due to changes in interest rates.

         The trading market for high yield securities may be thin to the extent that there is no established retail secondary market. A thin trading market may limit the ability of the Fund to accurately value high yield securities in its portfolio and to dispose of those securities. Adverse publicity and investor perceptions may decrease the values and liquidity of high yield securities. These securities may also involve special registration responsibilities, liabilities and costs, and liquidity and valuation difficulties.

         Credit quality in the high-yield securities market can change suddenly and unexpectedly, and even recently-issued credit ratings may not fully reflect the actual risks posed by a particular high-yield security. For these reasons, it is the policy of the Adviser not to rely exclusively on ratings issued by established credit rating agencies, but to supplement such ratings with its own independent and on-going review of credit quality. The achievement of the Fund's investment objective by investment in such securities may be more dependent on the Adviser's credit analysis than is the case for higher quality bonds. Should the rating of a portfolio security be downgraded, the Adviser will determine whether it is in the best interest of the Fund to retain or dispose of such security.

         Prices for below investment-grade securities may be affected by legislative and regulatory developments. For example, new federal rules require savings and loan institutions to gradually reduce their holdings of this type of security. Also, Congress has from time to time considered legislation which would restrict or eliminate the corporate tax deduction for interest payments in these securities and regulate corporate restructurings. Such legislation may significantly depress the prices of outstanding securities of this type.

         On average, for the fiscal year ended March 31, 1997, the Fund's holdings in debt securities rated below investment grade by one or more nationally recognized rating services, or judged by the Adviser to be of equivalent quality to the established categories of such rating services comprised less than 5% of the Fund's total assets. For more information regarding tax issues related to high yield securities, see "TAXES."


Illiquid and Restricted Securities. The Fund may occasionally purchase securities other than in the open market. While such purchases may often offer attractive opportunities for investment not otherwise available on the open market, the securities so purchased are often "restricted securities" or "not readily marketable," i.e., securities which cannot be sold to the public without registration under the Securities Act of 1933 or the availability of an exemption from registration (such as Rules 144 or 144A) or because they are subject to other legal or contractual delays in or restrictions on resale.


Repurchase Agreements. The Fund may enter into repurchase agreements with any member bank of the Federal Reserve System and any broker-dealer which is recognized as a reporting government securities dealer if the creditworthiness of the bank or broker-dealer has been determined by the Adviser to be at least as high as that of other obligations the Fund may purchase or to be at least equal to that of issuers of commercial paper rated within the two highest grades assigned by Moody's or S&P.

         A repurchase agreement provides a means for the Fund to earn income on funds for periods as short as overnight. It is an arrangement under which the purchaser (i.e., the Fund) acquires a security ("Obligation") and the seller agrees, at the time of sale, to repurchase the Obligation at a specified time and price. Securities subject to a repurchase agreement are held in a segregated account and the value of such securities kept at least equal to the repurchase price on a daily basis. The repurchase price may be higher than the purchase price, the difference being income to the Fund, or the purchase and repurchase prices may be the same, with interest at a stated rate due to the Fund together with the repurchase price upon repurchase. In either case, the income to the Fund is unrelated to the interest rate on the Obligation itself. Obligations will be held by the Custodian or in the Federal Reserve Book Entry system.


         For purposes of the Investment Company Act of 1940, as amended (the "1940 Act"), a repurchase agreement is deemed to be a loan from the Fund to the seller of the Obligation subject to the repurchase agreement and is therefore subject to the Fund's investment restriction applicable to loans. It is not clear whether a court would consider the Obligation purchased by the Fund subject to a repurchase agreement as being owned by the Fund or as being collateral for a loan by the Fund to the seller. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the Obligation before repurchase of the Obligation under a repurchase agreement, the Fund may encounter delay and incur costs before being able to sell the security. Delays may involve loss of interest or decline in price of the Obligation. If the court characterizes the transaction as a loan and the Fund has not perfected a security interest in the Obligation, the Fund may be required to return the Obligation to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Fund would be at risk of losing some or all of the principal and income involved in the transaction. As with any unsecured debt instrument purchased for the Fund, the Adviser seeks to minimize the risk of loss through repurchase agreements by analyzing the creditworthiness of the obligor, in this case the seller of the Obligation. Apart from the risk of bankruptcy or insolvency proceedings, there is also the risk that the seller may fail to repurchase the Obligation, in which case the Fund may incur a loss if the proceeds to the Fund of the sale to a third party are less than the repurchase price. However, if the market value of the Obligation subject to the repurchase agreement becomes less than the repurchase price (including interest), the Fund will direct the seller of the Obligation to deliver additional securities so that the market value of all securities subject to the repurchase agreement will equal or exceed the repurchase price. It is possible that the Fund will be unsuccessful in seeking to enforce the seller's contractual obligation to deliver additional securities.

Lending of Portfolio Securities. The Fund may seek to increase its income by lending portfolio securities. Such loans may be made to registered broker/dealers and are required to be secured continuously by collateral in cash, U.S. Government Securities and liquid high grade debt obligations maintained on a current basis at an amount at least equal to the market value and accrued interest of the securities loaned. The Fund has the right to call a loan and obtain the securities loaned on no more than five days' notice. During the existence of a loan, the Fund will continue to receive the equivalent of any distributions paid by the issuer on the securities loaned and will also receive compensation based on investment of the collateral. As with other extensions of credit there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially. However, the loans will be made only to firms deemed by the Adviser to be in good standing. The value of the securities loaned will not exceed 30% of the value of the Fund's total assets at the time any loan is made.


Strategic Transactions and Derivatives. The Fund may, but is not required to, utilize various other investment strategies as described below to hedge various market risks (such as interest rates, currency exchange rates, and broad or specific equity or fixed-income market movements), to manage the effective maturity or duration of fixed-income securities in the Fund's portfolio, or to enhance potential gain. These strategies may be executed through the use of derivative contracts. Such strategies are generally accepted as a part of modern portfolio management and are regularly utilized by many mutual funds and other institutional investors. Techniques and instruments may change over time as new instruments and strategies are developed or regulatory changes occur.

         In the course of pursuing these investment strategies, the Fund may purchase and sell exchange-listed and over-the-counter put and call options on securities, equity and fixed-income indices and other financial instruments, purchase and sell financial futures contracts and options thereon, enter into various interest rate transactions such as swaps, caps, floors or collars, and enter into various currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currencies or currency futures (collectively, all the above are called "Strategic Transactions"). Strategic Transactions may be used without limit to attempt to protect against possible changes in the market value of securities held in or to be purchased for the Fund's portfolio resulting from securities markets or currency exchange rate fluctuations, to protect the Fund's unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities for investment purposes, to manage the effective maturity or duration of fixed-income securities  in  the  Fund's  portfolio,  or  to  establish  a  position  in  the derivatives markets as a temporary substitute for purchasing or selling particular securities. Some Strategic Transactions may also be used to enhance potential gain although no more than 5% of the Fund's assets will be committed to Strategic Transactions entered into for non-hedging purposes. Any or all of these investment techniques may be used at any time and in any combination, and there is no particular strategy that dictates the use of one technique rather than another, as use of any Strategic Transaction is a function of numerous variables including market conditions. The ability of the Fund to utilize these Strategic Transactions successfully will depend on the Adviser's ability to predict pertinent market movements, which cannot be assured. The Fund will comply with applicable regulatory requirements when implementing these strategies, techniques and instruments. Strategic Transactions involving financial futures and options thereon will be purchased, sold or entered into only for bona fide hedging, risk management or portfolio management purposes and not for speculative purposes.

         Strategic Transactions, including derivative contracts, have risks associated with them including possible default by the other party to the transaction, illiquidity and, to the extent the Adviser's view as to certain market movements is incorrect, the risk that the use of such Strategic Transactions could result in losses greater than if they had not been used. Use of put and call options may result in losses to the Fund, force the sale or purchase of portfolio securities at inopportune times or for prices higher than (in the case of put options) or lower than (in the case of call options) current market values, limit the amount of appreciation the Fund can realize on its investments or cause the Fund to hold a security it might otherwise sell. The use of currency transactions can result in the Fund incurring losses as a result of a number of factors including the imposition of exchange controls, suspension of settlements, or the inability to deliver or receive a specified currency. The use of options and futures transactions entails certain other risks. In particular, the variable degree of correlation between price movements of futures contracts and price movements in the related portfolio position of the Fund creates the possibility that losses on the hedging instrument may be greater than gains in the value of the Fund's position. In addition, futures and options markets may not be liquid in all circumstances and certain over-the-counter options may have no markets. As a result, in certain markets, the Fund might not be able to close out a transaction without incurring substantial losses, if at all. Although the use of futures and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time they tend to limit any potential gain which might result from an increase in value of such position. Finally, the daily variation margin requirements for futures contracts would create a greater ongoing potential financial risk than would purchases of options, where the exposure is limited to the cost of the initial premium. Losses resulting from the use of Strategic Transactions would reduce net asset value, and possibly income, and such losses can be greater than if the Strategic Transactions had not been utilized.

General Characteristics of Options. Put options and call options typically have similar structural characteristics and operational mechanics regardless of the underlying instrument on which they are purchased or sold. Thus, the following general discussion relates to each of the particular types of options discussed in greater detail below. In addition, many Strategic Transactions involving options require segregation of Fund assets in special accounts, as described below under "Use of Segregated and Other Special Accounts."

         A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the writer the obligation to buy, the underlying security, commodity, index, currency or other instrument at the exercise price. For instance, the Fund's purchase of a put option on a security might be designed to protect its holdings in the underlying instrument (or, in some cases, a similar instrument) against a substantial decline in the market value by giving the Fund the right to sell such instrument at the option exercise price. A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at the exercise price. The Fund's purchase of a call option on a security, financial future, index, currency or other instrument might be intended to protect the Fund against an increase in the price of the underlying instrument that it intends to purchase in the future by fixing the price at which it may purchase such instrument. An American style put or call option may be exercised at any time during the option period while a European style put or call option may be exercised only upon expiration or during a fixed period prior thereto. The Fund is authorized to purchase and sell exchange listed options and over-the-counter options ("OTC options"). Exchange listed options are issued by a regulated intermediary such as the Options Clearing Corporation ("OCC"), which guarantees the performance of the obligations of the parties to such options. The discussion below uses the OCC as an example, but is also applicable to other financial intermediaries.

         With certain exceptions, OCC issued and exchange listed options generally settle by physical delivery of the underlying security or currency, although in the future cash settlement may become available. Index options and Eurodollar instruments are cash settled for the net amount, if any, by which the option is "in-the-money" (i.e., where the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting purchase or sale transactions that do not result in ownership of the new option.

         The Fund's ability to close out its position as a purchaser or seller of an OCC or exchange listed put or call option is dependent, in part, upon the liquidity of the option market. Among the possible reasons for the absence of a liquid option market on an exchange are: (i) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities including reaching daily price limits; (iv) interruption of the normal operations of the OCC or an exchange; (v) inadequacy of the facilities of an exchange or OCC to handle current trading volume; or (vi) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the relevant market for that option on that exchange would cease to exist, although outstanding options on that exchange would generally continue to be exercisable in accordance with their terms.

         The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded. To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that cannot be reflected in the option markets.

         OTC options are purchased from or sold to securities dealers, financial institutions or other parties ("Counterparties") through direct bilateral agreement with the Counterparty. In contrast to exchange listed options, which generally have standardized terms and performance mechanics, all the terms of an OTC option, including such terms as method of settlement, term, exercise price, premium, guarantees and security, are set by negotiation of the parties. The Fund will only sell OTC options (other than OTC currency options) that are subject to a buy-back provision permitting the Fund to require the Counterparty to sell the option back to the Fund at a formula price within seven days. The Fund expects generally to enter into OTC options that have cash settlement provisions, although it is not required to do so.

         Unless the parties provide for it, there is no central clearing or guaranty function in an OTC option. As a result, if the Counterparty fails to make or take delivery of the security, currency or other instrument underlying an OTC option it has entered into with the Fund or fails to make a cash settlement payment due in accordance with the terms of that option, the Fund will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Accordingly, the Adviser must assess the creditworthiness of each such Counterparty or any guarantor or credit enhancement of the Counterparty's credit to determine the likelihood that the terms of the OTC option will be satisfied. The Fund will engage in OTC option transactions only with U.S. government securities dealers recognized by the Federal Reserve Bank of New York as "primary dealers" or broker/dealers, domestic or foreign banks or other financial institutions which have received (or the guarantors of the obligation of which have received) a short-term credit rating of A-1 from S&P or P-1 from Moody's or an equivalent rating from any nationally recognized statistical rating organization ("NRSRO") or, in the case of OTC currency transactions, are determined to be of equivalent credit quality by the Adviser. The staff of the SEC currently takes the position that OTC options purchased by the Fund, and portfolio securities "covering" the amount of the Fund's obligation pursuant to an OTC option sold by it (the cost of the sell-back plus the in-the-money amount, if any) are illiquid, and are subject to the Fund's limitation on investing no more than 10% of its total assets in illiquid securities.

         If the Fund sells a call option, the premium that it receives may serve as a partial hedge, to the extent of the option premium, against a decrease in the value of the underlying securities or instruments in its portfolio or will increase the Fund's income. The sale of put options can also provide income.

         The Fund may purchase and sell call options on securities including U.S. Treasury and agency securities, mortgage-backed securities, corporate debt securities, equity securities (including convertible securities) and Eurodollar instruments that are traded on U.S. and foreign securities exchanges and in the over-the-counter markets, and on securities indices, currencies and futures contracts. All calls sold by the Fund must be "covered" (i.e., the Fund must own the securities or futures contract subject to the call) or must meet the asset segregation requirements described below as long as the call is outstanding. Even though the Fund will receive the option premium to help protect it against loss, a call sold by the Fund exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or instrument and may require the Fund to hold a security or instrument which it might otherwise have sold.

         The Fund may purchase and sell put options on securities including U.S. Treasury and agency securities, mortgage-backed securities, foreign sovereign debt, corporate debt securities, equity securities (including convertible securities) and Eurodollar instruments (whether or not it holds the above securities in its portfolio), and on securities indices, currencies and futures contracts other than futures on individual corporate debt and individual equity securities. The Fund will not sell put options if, as a result, more than 50% of the Fund's assets would be required to be segregated to cover its potential obligations under such put options other than those with respect to futures and options thereon. In selling put options, there is a risk that the Fund may be required to buy the underlying security at a disadvantageous price above the market price.

General Characteristics of Futures. The Fund may enter into financial futures contracts or purchase or sell put and call options on such futures as a hedge against anticipated interest rate, currency or equity market changes, for duration management and for risk management purposes. Futures are generally bought and sold on the commodities exchanges where they are listed with payment of initial and variation margin as described below. The sale of a futures contract creates a firm obligation by the Fund, as seller, to deliver to the buyer the specific type of financial instrument called for in the contract at a specific future time for a specified price (or, with respect to index futures and Eurodollar instruments, the net cash amount). Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right in return for the premium paid to assume a position in a futures contract and obligates the seller to deliver such position.

         The Fund's use of financial futures and options thereon will in all cases be consistent with applicable regulatory requirements and in particular the rules and regulations of the Commodity Futures Trading Commission and will be entered into only for bona fide hedging, risk management (including duration management) or other portfolio management purposes. Typically, maintaining a futures contract or selling an option thereon requires the Fund to deposit with a financial intermediary as security for its obligations an amount of cash or other specified assets (initial margin) which initially is typically 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets (variation margin) may be required to be deposited thereafter on a daily basis as the mark to market value of the contract fluctuates. The purchase of an option on financial futures involves payment of a premium for the option without any further obligation on the part of the Fund. If the Fund exercises an option on a futures contract it will be obligated to post initial margin (and potential subsequent variation margin) for the resulting futures position just as it would for any position. Futures contracts and options thereon are generally settled by entering into an offsetting transaction but there can be no assurance that the position can be offset prior to settlement at an advantageous price, nor that delivery will occur.

         The Fund will not enter into a futures contract or related option (except for closing transactions) if, immediately thereafter, the sum of the amount of its initial margin and premiums on open futures contracts and options thereon would exceed 5% of the Fund's total assets (taken at current value); however, in the case of an option that is in-the-money at the time of the purchase, the in-the-money amount may be excluded in calculating the 5% limitation. The segregation requirements with respect to futures contracts and options thereon are described below.

Options on Securities Indices and Other Financial Indices. The Fund also may purchase and sell call and put options on securities indices and other financial indices and in so doing can achieve many of the same objectives it would achieve through the sale or purchase of options on individual securities or other instruments. Options on securities indices and other financial indices are similar to options on a security or other instrument except that, rather than settling by physical delivery of the underlying instrument, they settle by cash settlement, i.e., an option on an index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option (except if, in the case of an OTC option, physical delivery is specified). This amount of cash is equal to the excess of the closing price of the index over the exercise price of the option, which also may be multiplied by a formula value. The seller of the option is obligated, in return for the premium received, to make delivery of this amount. The gain or loss on an option on an index depends on price movements in the instruments making up the market, market segment, industry or other composite on which the underlying index is based, rather than price movements in individual securities, as is the case with respect to options on securities.

Currency Transactions. The Fund may engage in currency transactions with Counterparties in order to hedge the value of portfolio holdings denominated in particular currencies against fluctuations in relative value. Currency transactions include forward currency contracts, exchange listed currency futures, exchange listed and OTC options on currencies, and currency swaps. A forward currency contract involves a privately negotiated obligation to purchase or sell (with delivery generally required) a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. A currency swap is an agreement to exchange cash flows based on the notional difference among two or more currencies and operates similarly to an interest rate swap, which is described below. The Fund may enter into currency transactions with Counterparties which have received (or the guarantors of the obligations which have received) a credit rating of A-1 or P-1 by S&P or Moody's, respectively, or that have an equivalent rating from a NRSRO or are determined to be of equivalent credit quality by the Adviser.

         The Fund's dealings in forward currency contracts and other currency transactions such as futures, options, options on futures and swaps will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is entering into a currency transaction with respect to specific assets or liabilities of the Fund, which will generally arise in connection with the purchase or sale of its portfolio securities or the receipt of income therefrom. Position hedging is entering into a currency transaction with respect to portfolio security positions denominated or generally quoted in that currency.

         The Fund will not enter into a transaction to hedge currency exposure to an extent greater, after netting all transactions intended wholly or partially to offset other transactions, than the aggregate market value (at the time of entering into the transaction) of the securities held in its portfolio that are denominated or generally quoted in or currently convertible into such currency, other than with respect to proxy hedging or cross hedging as described below.

         The Fund may also cross-hedge currencies by entering into transactions to purchase or sell one or more currencies that are expected to decline in value relative to other currencies to which the Fund has or in which the Fund expects to have portfolio exposure.

         To reduce the effect of currency fluctuations on the value of existing or anticipated holdings of portfolio securities, the Fund may also engage in proxy hedging. Proxy hedging is often used when the currency to which the Fund's portfolio is exposed is difficult to hedge or to hedge against the dollar. Proxy hedging entails entering into a commitment or option to sell a currency whose changes in value are generally considered to be correlated to a currency or currencies in which some or all of the Fund's portfolio securities are or are expected to be denominated, in exchange for U.S. dollars. The amount of the commitment or option would not exceed the value of the Fund's securities denominated in correlated currencies. For example, if the Adviser considers that the Austrian schilling is correlated to the German deutschemark (the "D-mark"), the Fund holds securities denominated in schillings and the Adviser believes that the value of schillings will decline against the U.S. dollar, the Adviser may enter into a commitment or option to sell D-marks and buy dollars. Currency hedging involves some of the same risks and considerations as other transactions with similar instruments. Currency transactions can result in losses to the Fund if the currency being hedged fluctuates in value to a degree or in a direction that is not anticipated. Further, there is the risk that the perceived correlation between various currencies may not be present or may not be present during the particular time that the Fund is engaging in proxy hedging. If the Fund enters into a currency hedging transaction, the Fund will comply with the asset segregation requirements described below.

Risks of Currency Transactions. Currency transactions are subject to risks different from those of other portfolio transactions. Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be negatively affected by government exchange controls, blockages, and manipulations or exchange restrictions imposed by governments. These can result in losses to the Fund if it is unable to deliver or receive currency or funds in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs. Buyers and sellers of currency futures are subject to the same risks that apply to the use of futures generally. Further, settlement of a currency futures contract for the purchase of most currencies must occur at a bank based in the issuing nation. Trading options on currency futures is relatively new, and the ability to establish and close out positions on such options is subject to the maintenance of a liquid market which may not always be available. Currency exchange rates may fluctuate based on factors extrinsic to that country's economy.

Combined Transactions. The Fund may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple currency transactions (including forward currency contracts) and multiple interest rate transactions and any combination of futures, options, currency and interest rate transactions ("component" transactions), instead of a single Strategic Transaction, as part of a single or combined strategy when, in the opinion of the Adviser, it is in the best interests of the Fund to do so. A combined transaction will usually contain elements of risk that are present in each of its component transactions. Although combined transactions are normally entered into based on the Adviser's judgment that the combined strategies will reduce risk or otherwise more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase such risks or hinder achievement of the portfolio management objective.

Swaps, Caps, Floors and Collars. Among the Strategic Transactions into which the Fund may enter are interest rate, currency and index swaps and the purchase or sale of related caps, floors and collars. The Fund expects to enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio, to protect against currency fluctuations, as a duration management technique or to protect against any increase in the price of securities the Fund anticipates purchasing at a later date. The Fund intends to use these transactions as hedges and not as speculative investments and will not sell interest rate caps or floors where it does not own securities or other instruments providing the income stream the Fund may be obligated to pay. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. A currency swap is an agreement to exchange cash flows on a notional amount of two or more currencies based on the relative value differential among them and an index swap is an agreement to swap cash flows on a notional amount based on changes in the values of the reference indices. The purchase of a cap entitles the purchaser to receive payments on a notional principal amount from the party selling such cap to the extent that a specified index exceeds a predetermined interest rate or amount. The purchase of a floor entitles the purchaser to receive payments on a notional principal amount from the party selling such floor to the extent that a specified index falls below a predetermined interest rate or amount. A collar is a combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates or values.


         The Fund will usually enter into swaps on a net basis, i.e., the two payment streams are netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. Inasmuch as these swaps, caps, floors and collars are entered into for good faith hedging purposes, the Adviser and the Fund believe such obligations do not constitute senior securities under the 1940 Act, and, accordingly, will not treat them as being subject to its borrowing restrictions. The Fund will not enter into any swap, cap, floor or collar transaction unless, at the time of entering into such transaction, the unsecured long-term debt of the Counterparty, combined with any credit enhancements, is rated at least A by S&P or Moody's or has an equivalent rating from a NRSRO or is determined to be of equivalent credit quality by the Adviser. If there is a default by the Counterparty, the Fund may have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps, floors and collars are more recent innovations for which standardized documentation has not yet been fully developed and, accordingly, they are less liquid than swaps.


Eurodollar Instruments. The Fund may make investments in Eurodollar instruments. Eurodollar instruments are U.S. dollar-denominated futures contracts or options thereon which are linked to the London Interbank Offered Rate ("LIBOR"), although foreign currency-denominated instruments are available from time to time. Eurodollar futures contracts enable purchasers to obtain a fixed rate for the lending of funds and sellers to obtain a fixed rate for borrowings. The Fund might use Eurodollar futures contracts and options thereon to hedge against changes in LIBOR, to which many interest rate swaps and fixed income instruments are linked.

Risks of Strategic Transactions Outside the U.S. When conducted outside the U.S., Strategic Transactions may not be regulated as rigorously as in the U.S., may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities, currencies and other instruments. The value of such positions also could be adversely affected by: (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the U.S. of data on which to make trading decisions, (iii) delays in the Fund's ability to act upon economic events occurring in foreign markets during non-business hours in the U.S., (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the U.S., and (v) lower trading volume and liquidity.


Use of Segregated and Other Special Accounts. Many Strategic Transactions, in addition to other requirements, require that the Fund segregate cash or liquid assets with its custodian to the extent Fund obligations are not otherwise "covered" through ownership of the underlying security, financial instrument or currency. In general, either the full amount of any obligation by the Fund to pay or deliver securities or assets must be covered at all times by the securities, instruments or currency required to be delivered, or, subject to any regulatory restrictions, an amount of cash or liquid securities at least equal to the current amount of the obligation must be segregated with the custodian. The segregated assets cannot be sold or transferred unless equivalent assets are substituted in their place or it is no longer necessary to segregate them. For example, a call option written by the Fund will require the Fund to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to segregate cash or liquid securities sufficient to purchase and deliver the securities if the call is exercised. A call option sold by the Fund on an index will require the Fund to own portfolio securities which correlate with the index or to segregate cash or liquid assets equal to the excess of the index value over the exercise price on a current basis. A put option written by the Fund requires the Fund to segregate cash or liquid assets equal to the exercise price.

         Except when the Fund enters into a forward contract for the purchase or sale of a security denominated in a particular currency, which requires no segregation, a currency contract which obligates the Fund to buy or sell currency will generally require the Fund to hold an amount of that currency or liquid securities denominated in that currency equal to the Fund's obligations or to segregate cash or liquid assets equal to the amount of the Fund's obligation.


         OTC options entered into by the Fund, including those on securities, currency, financial instruments or indices and OCC issued and exchange listed index options, will generally provide for cash settlement. As a result, when the Fund sells these instruments it will only segregate an amount of assets equal to its accrued net obligations, as there is no requirement for payment or delivery of amounts in excess of the net amount. These amounts will equal 100% of the exercise price in the case of a non cash-settled put, the same as an OCC guaranteed listed option sold by the Fund, or the in-the-money amount plus any sell-back formula amount in the case of a cash-settled put or call. In addition, when the Fund sells a call option on an index at a time when the in-the-money amount exceeds the exercise price, the Fund will segregate, until the option expires or is closed out, cash or cash equivalents equal in value to such excess. OCC issued and exchange listed options sold by the Fund other than those above generally settle with physical delivery, or with an election of either physical delivery or cash settlement and the Fund will segregate an amount of assets equal to the full value of the option. OTC options settling with physical delivery, or with an election of either physical delivery or cash settlement will be treated the same as other options settling with physical delivery.

         In the case of a futures contract or an option thereon, the Fund must deposit initial margin and possible daily variation margin in addition to segregating assets sufficient to meet its obligation to purchase or provide securities or currencies, or to pay the amount owed at the expiration of an index-based futures contract. Such assets may consist of cash, cash equivalents, liquid debt or equity securities or other acceptable assets.


         With respect to swaps, the Fund will accrue the net amount of the excess, if any, of its obligations over its entitlements with respect to each swap on a daily basis and will segregate an amount of cash or liquid assets having a value equal to the accrued excess. Caps, floors and collars require segregation of assets with a value equal to the Fund's net obligation, if any.


         Strategic Transactions may be covered by other means when consistent with applicable regulatory policies. The Fund may also enter into offsetting transactions so that its combined position, coupled with any segregated assets, equals its net outstanding obligation in related options and Strategic Transactions. For example, the Fund could purchase a put option if the strike price of that option is the same or higher than the strike price of a put option sold by the Fund. Moreover, instead of segregating assets if the Fund held a futures or forward contract, it could purchase a put option on the same futures or forward contract with a strike price as high or higher than the price of the contract held. Other Strategic Transactions may also be offset in combinations. If the offsetting transaction terminates at the time of or after the primary transaction no segregation is required, but if it terminates prior to such time, assets equal to any remaining obligation would need to be segregated.

         The Fund's activities  involving Strategic  Transactions may be limited
by  the   requirements  of  Subchapter  M  of  the  Internal  Revenue  Code  for
qualification as a regulated investment company. (See "TAXES.")

Investment Restrictions

         The policies set forth below are fundamental policies of the Fund and may not be changed without the approval of a majority of the Fund's outstanding shares. As used in this Statement of Additional Information, a "majority of the outstanding voting securities of the Fund" means the lesser of (1) 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Fund. The Fund may not:

         (1) with respect to 75% of its total assets, taken at market value, purchase more than 10% of the voting securities of any one issuer, or invest more than 5% of the value of its total assets in the securities of any one issuer, except obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and except securities of other investment companies;

         (2) borrow money, except as a temporary measure for extraordinary or emergency purposes or except in connection with reverse repurchase agreements; provided that the Fund maintains asset coverage of 300% for all borrowings;

         (3) act as an underwriter of securities issued by others, except to the extent that it may be deemed an underwriter in connection with the disposition of portfolio securities of the Fund;

         (4) make loans to other persons, except (a) loans of portfolio securities, and (b) to the extent the entry into repurchase agreements and the purchase of debt securities in accordance with its investment objectives and investment policies may be deemed to be loans;

         (5) purchase or sell real estate (except that the Fund may invest in (i) securities of companies which deal in real estate or mortgages, and (ii) securities secured by real estate or interests therein, and that the Fund reserves freedom of action to hold and to sell real estate acquired as a result of the Fund's ownership of securities); and

         (6) purchase or sell physical commodities or contracts relating to physical commodities.

         The Fund will not as a matter of nonfundamental policy:

         (a) purchase or retain securities of any open-end investment company, or securities of closed-end investment companies except by purchase in the open market where no commission or profit to a sponsor or dealer results from such purchases, or except when such purchase, though not made in the open market, is part of a plan of merger, consolidation, reorganization or acquisition of assets; in any event the Fund may not purchase more than 3% of the outstanding voting securities of another investment company, may not invest more than 5% of its assets in another investment company, and may not invest more than 10% of its assets in other investment companies;

         (b) pledge, mortgage or hypothecate its assets in excess, together with permitted borrowings, of 1/3 of its total assets;

         (c) purchase or retain securities of an issuer any of whose officers, directors, trustees or security holders is an officer, director or trustee of the Fund or a member, officer, director or trustee of the investment adviser of the Fund if one or more of such individuals owns beneficially more than one-half of one percent (1/2%) of the outstanding shares or securities or both (taken at market value) of such issuer and such individuals owning more than one-half of one percent (1/2%) of such shares or securities together own beneficially more than 5% of such shares or securities or both;

         (d) purchase securities on margin or make short sales, unless, by virtue of its ownership of other securities, it has the right to obtain securities equivalent in kind and amount to the securities sold and, if the right is conditional, the sale is made upon the same conditions, except in connection with arbitrage transactions and except that the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities;

         (e) invest more than 10% of its total assets in securities which are not readily marketable, the disposition of which is restricted under Federal securities laws, or in repurchase agreements not terminable within 7 days, and the Fund will not invest more than 10% of its total assets in restricted securities;

         (f) purchase securities of any issuer with a record of less than three years continuous operations, including predecessors, and in equity securities which are not readily marketable except U.S. Government securities, and obligations issued or guaranteed by any foreign government or its agencies or instrumentalities, if such purchase would cause the investments of the Fund in all such issuers to exceed 5% of the total assets of the Fund taken at market value;

         (g) buy options on securities or financial instruments, unless the aggregate premiums paid on all such options held by the Fund at any time do not exceed 20% of its net assets; or sell put options on securities if, as a result, the aggregate value of the obligations underlying such put options would exceed 50% of the Fund's net assets;

         (h) enter into futures contracts or purchase options thereon unless immediately after the purchase, the value of the aggregate initial margin with respect to all futures contracts entered into on behalf of the Fund and the premiums paid for options on futures contracts does not exceed 5% of the fair market value of the Fund's total assets; provided, that in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in computing the 5% limit;

         (i) invest in oil, gas or other mineral leases, or exploration or development programs (although it may invest in issuers which own or invest in such interests);

         (j) borrow money in excess of 5% of its total assets (taken at market value) except for temporary or emergency purposes or borrow other than from banks;

         (k) purchase warrants if as a result warrants taken at the lower of cost or market value would represent more than 5% of the value of the Fund's total net assets or more than 2% of its net assets in warrants that are not listed on the New York or American Stock Exchanges or on an exchange with comparable listing requirements (for this purpose, warrants attached to securities will be deemed to have no value);

         (l) invest more than 20% of its total assets in debt securities (including convertible securities) or more than 5% of its total assets in securities rated BB/Ba or below by Moody's or S&P or the equivalent;

         (m) make securities loans if the value of such securities loaned exceeds 30% of the value of the Fund's total assets at the time the loan is made; all loans of portfolio securities will be fully collateralized and marked to market daily; or


         (n)      purchase or sell real estate limited partnership interests.

         In addition to the foregoing restrictions, it is not the policy of the Fund to concentrate its investments in any particular industry and the Fund's management does not intend to make acquisitions in particular industries which would increase the percentage of the market value of the Fund's assets above 25% for any one industry. The Fund may not deviate from such policy without a vote of a majority of the outstanding shares as provided by the 1940 Act.

         Any investment restrictions herein which involve a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition or encumbrance of securities or assets of, or borrowings by, the Fund.

                                    PURCHASES

    (See "Purchases" and "Transaction information" in the Fund's prospectus.)

Additional Information About Opening An Account


         Clients having a regular investment counsel account with the Adviser or its affiliates and members of their immediate families, officers and employees of the Adviser or of any affiliated organization and their immediate families, members of the National Association of Securities Dealers, Inc. ("NASD") and banks may, if they prefer, subscribe initially for at least $2,500 of Fund shares through Scudder Investor Services, Inc. by letter, telegram, fax, TWX, or telephone.

         Shareholders of other Scudder funds who have submitted an account application and have certified a tax identification number, clients having a regular investment counsel account with the Adviser or its affiliates and members of their immediate families, officers and employees of the Adviser or of any affiliated organization and their immediate families, members of the NASD, and banks may open an account by wire. These investors must call 1-800-225-5163 to get an account number. During the call the investor will be asked to indicate the Fund name, amount to be wired ($2,500 minimum), name of bank or trust company from which the wire will be sent, the exact registration of the new account, the tax identification number or Social Security number, address and telephone number. The investor must then call the bank to arrange a wire transfer to The Scudder Funds, Boston, MA 02101, ABA Number 011000028, DDA Account 9903-5552. The investor must give the Scudder fund name, account name and the new account number. Finally, the investor must send a completed and signed application to the Fund promptly.

         The minimum initial purchase amount is less than $2,500 under certain special plan accounts.


Additional Information About Making Subsequent Investments

         Subsequent purchase orders for $10,000 or more and for an amount not greater than four times the value of the shareholder's account may be placed by telephone, telegram, etc. by established shareholders (except by Scudder Individual Retirement Account (IRA), Scudder pension and profit sharing, Scudder 401(k) and Scudder 403(b) Plan holders), members of the NASD, and banks. Orders placed in this manner may be directed to any Scudder Investor Services, Inc. office listed in the Fund's prospectus. A two-part invoice of the purchase will be mailed out promptly following receipt of a request to buy. Payment should be attached to a copy of the invoice for proper identification. Federal regulations require that payment be received within three (3) business days. If payment is not received within that time, the shares may be canceled. In the event of such cancellation or cancellation at the purchaser's request, the purchaser will be responsible for any loss incurred by the Fund or the principal underwriter by reason of such cancellation. If the purchaser is a shareholder, the Fund shall have the authority, as agent of the shareholder, to redeem shares in the account in order to reimburse the Fund or the principal underwriter for the loss incurred. Net losses on such transactions which are not recovered from the purchaser will be absorbed by the principal underwriter. Any net profit on the liquidation of unpaid shares will accrue to the Fund.


Additional Information About Making Subsequent Investments by QuickBuy

         Shareholders, whose predesignated bank account of record is a member of the Automated Clearing House Network (ACH) and who have elected to participate in the QuickBuy program, may purchase shares of the Fund by telephone. Through this service shareholders may purchase up to $250,000. To purchase shares by QuickBuy, shareholders should call before 4 p.m. eastern time. Proceeds in the amount of your purchase will be transferred from your bank checking account two or three business days following your call. For requests received by the close of regular trading on the Exchange, shares will be purchased at the net asset value per share calculated at the close of trading on the day of your call. QuickBuy requests received after the close of regular trading on the Exchange will begin their processing and be purchased at the net asset value calculated the following business day. If you purchase shares by QuickBuy and redeem them within seven days of the purchase, the Fund may hold the redemption proceeds for a period of up to seven business days. If you purchase shares and there are insufficient funds in your bank account the purchase will be canceled and you will be subject to any losses or fees incurred in the transaction. QuickBuy transactions are not available for most retirement plan accounts. However, QuickBuy transactions are available for Scudder IRA accounts.

         In order to request purchases by QuickBuy, shareholders must have completed and returned to the Transfer Agent the application, including the designation of a bank account from which the purchase payment will be debited. New investors wishing to establish QuickBuy may so indicate on the application. Existing shareholders who wish to add QuickBuy to their account may do so by completing an QuickBuy Enrollment Form. After sending in an enrollment form shareholders should allow for 15 days for this service to be available.


         The Fund employs procedures, including recording telephone calls, testing a caller's identity, and sending written confirmation of telephone transactions, designed to give reasonable assurance that instructions communicated by telephone are genuine. and to discourage fraud. To the extent that the Fund does not follow such procedures, it may be liable for losses due to unauthorized or fraudulent telephone instructions. The Fund will not be liable for acting upon instructions communicated by telephone that it reasonably believes to be genuine.

Checks

         A certified check is not necessary, but checks are only accepted subject to collection at full face value in U.S. funds and must be drawn on, or payable through, a U.S. bank.

         If shares of a Fund are purchased by a check which proves to be uncollectible, the Fund reserves the right to cancel the purchase immediately and the purchaser will be responsible for any loss incurred by the Fund or the principal underwriter by reason of such cancellation. If the purchaser is a shareholder, the Fund shall have the authority, as agent of the shareholder, to redeem shares in the account in order to reimburse the Fund or the principal underwriter for the loss incurred. Investors whose orders have been canceled may be prohibited from or restricted in placing future orders in any of the Scudder funds.

Wire Transfer of Federal Funds

         To obtain the net asset value determined as of the close of regular trading on the New York Stock Exchange ("the Exchange") on a selected day, your bank must forward federal funds by wire transfer and provide the required account information so as to be available to the Fund prior to the regular close of trading on the Exchange (normally 4 p.m. eastern time).

         The bank sending an investor's federal funds by bank wire may charge for the service. Presently, the Fund pays a fee for receipt by the Custodian of "wired funds," but the right to charge investors for this service is reserved.

         Boston banks are presently closed on certain holidays although the Exchange may be open. These holidays are Martin Luther King, Jr. Day (the 3rd Monday in January), Columbus Day (the 2nd Monday in October) and Veterans' Day (November 11). Investors are not able to purchase shares by wiring federal funds on such holidays because the Custodian is not open to receive such federal funds on behalf of the Fund.

Share Price

         Purchases will be filled without sales charge at the net asset value next computed after receipt of the purchase order in good order. Net asset value normally will be computed as of the close of regular trading on each day the Exchange is open for trading. Orders received after the close of regular trading on the Exchange will be executed at the next business day's net asset value. If the order has been placed by a member of the NASD, other than Scudder Investor Services, Inc., it is the responsibility of that member broker, rather than the Fund, to forward the purchase order to Scudder Service Corporation (the "Transfer Agent") in Boston by the close of regular trading on the Exchange.

Share Certificates

         Due to the desire of the Fund's management to afford ease of redemption, certificates will not be issued to indicate ownership in the Fund. Share certificates now in a shareholder's possession may be sent to the Fund's Transfer Agent for cancellation and credit to such shareholder's account.

Shareholders who prefer may hold the certificates in their possession until they wish to exchange or redeem such shares.

Other Information

         If purchases or redemptions of Fund shares are arranged and settlement is made at an investor's election through a member of the NASD, other than Scudder Investor Services, Inc., that member may, at its discretion, charge a fee for that service.

         The Board of Directors of the Fund and Scudder Investor Services, Inc., the Fund's principal underwriter, each has the right to limit the amount of purchases by and to refuse to sell to any person and each may suspend or terminate the offering of shares of the Fund at any time.

         The "Tax Identification Number" section of the Application must be completed when opening an account. Applications and purchase orders without a certified tax identification number and certain other certified information (e.g., from exempt organizations a certification of exempt status), may be returned to the investor if a correct, certified tax identification number and certain other required certificates are not supplied.

         The Fund may issue shares at net asset value in connection with any merger or consolidation with, or acquisition of the assets of, any investment company or personal holding company, subject to the requirements of the 1940 Act.

                            EXCHANGES AND REDEMPTIONS

         (See "Exchanges and redemptions" and "Transaction information"
                           in the Fund's prospectus.)

Exchanges


         Exchanges are comprised of a redemption from one Scudder fund and a purchase into another Scudder fund. The purchase side of the exchange either may be an additional investment into an existing account or may involve opening a new account in the other fund. When an exchange involves a new account, the new account will be established with the same registration, tax identification number, address, telephone redemption option, "Scudder Automated Information Line" (SAIL) transaction authorization and dividend option as the existing account. Other features will not carry over automatically to the new account. Exchanges to a new fund account must be for a minimum of $2,500. When an exchange represents an additional investment into an existing account, the account receiving the exchange proceeds must have identical registration, address, and account options/features as the account of origin. Exchanges into an existing account must be for $100 or more. If the account receiving the exchange proceeds is to be different in any respect, the exchange request must be in writing and must contain an original signature guarantee as described under "Transaction Information--Redeeming shares--Signature guarantees" in the Fund's prospectus.


         Exchange orders received before the close of regular trading on the Exchange on any business day ordinarily will be executed at respective net asset values determined on that day. Exchange orders received after the close of regular trading on the Exchange will be executed on the following business day.

         Investors may also request, at no extra charge, to have exchanges automatically executed on a predetermined schedule from one Scudder fund to an existing account in another Scudder fund, at current net asset value, through Scudder's Automatic Exchange Program. Exchanges must be for a minimum of $50. Shareholders may add this free feature over the telephone or in writing. Automatic Exchanges will continue until the shareholder requests by telephone or in writing to have the feature removed, or until the originating account is depleted. The Corporation and the Transfer Agent each reserves the right to suspend or terminate the privilege of the Automatic Exchange Program at any time.

         There is no charge to the shareholder for any exchange described above. An exchange into another Scudder fund is a redemption of shares and therefore may result in tax consequences (gain or loss) to the shareholder, and the proceeds of such an exchange may be subject to backup withholding. (See "TAXES.")

         Investors currently receive the exchange privilege, including exchange by telephone, automatically without having to elect it. The Fund employs procedures, including recording telephone calls, testing a caller's identity, and sending written confirmation of telephone transactions, designed to give reasonable assurance that instructions communicated by telephone are genuine, and to discourage fraud. To the extent that the Fund does not follow such procedures, it may be liable for losses due to unauthorized or fraudulent telephone instructions. The Fund will not be liable for acting upon instructions communicated by telephone that it reasonably believes to be genuine. The Fund and the Transfer Agent each reserves the right to suspend or terminate the privilege of exchanging by telephone or fax at any time.

         The Scudder Funds into which investors may make an exchange are listed under "THE SCUDDER FAMILY OF FUNDS" herein. Before making an exchange, shareholders should obtain from Scudder Investor Services, Inc. a prospectus of the Scudder fund into which the exchange is being contemplated.

         Scudder retirement plans may have different exchange requirements. Please refer to appropriate plan literature.

Redemption By Telephone

         Shareholders currently receive the right, automatically without having to elect it, to redeem by telephone up to $100,000 to their address of record. Shareholders may also request by telephone to have the proceeds mailed or wired to their predesignated bank account. In order to request wire redemptions by telephone, shareholders must have completed and returned to the Transfer Agent the application, including the designation of a bank account to which the redemption proceeds are to be sent.

          (a)  NEW  INVESTORS  wishing to  establish  the  telephone  redemption
               privilege   must   complete  the   appropriate   section  on  the
               application.

          (b) EXISTING SHAREHOLDERS (except those who are Scudder IRA, Scudder pension and profit-sharing, Scudder 401(k) and Scudder 403(b) Planholders) who wish to establish telephone redemption to a predesignated bank account or who want to change the bank account previously designated to receive redemption proceeds should either return a Telephone Redemption Option Form (available upon request), or send a letter identifying the account and specifying the exact information to be changed. The letter must be signed exactly as the shareholder's name(s) appears on the account. An original signature and an original signature guarantee are required for each person in whose name the account is registered.

         If a request for a redemption to a shareholder's bank account is made by telephone or fax, payment will be by Federal Reserve bank wire to the bank account designated on the application, unless a request is made that the redemption check be mailed to the designated bank account. There will be a $5 charge for all wire redemptions.

         Note: Investors designating a savings bank to receive their telephone redemption proceeds are advised that if the savings bank is not a participant in the Federal Reserve System, redemption proceeds must be wired through a commercial bank which is a correspondent of the savings bank. As this may delay receipt by the shareholder's account, it is suggested that investors wishing to use a savings bank discuss wire procedures with their bank and submit any special wire transfer information with the telephone redemption authorization. If appropriate wire information is not supplied, redemption proceeds will be mailed to the designated bank.

         The Fund employs procedures, including recording telephone calls, testing a caller's identity, and sending written confirmation of telephone transactions, designed to give reasonable assurance that instructions communicated by telephone are genuine, and to discourage fraud. To the extent that the Fund does not follow such procedures, it may be liable for losses due to unauthorized or fraudulent telephone instructions. The Fund will not be liable for acting upon instructions communicated by telephone that it reasonably believes to be genuine.

Redemption by QuickSell

         Shareholders, whose predesignated bank account of record is a member of the Automated Clearing House Network (ACH) and have elected to participate in the QuickSell program may sell shares of the Fund by telephone. To sell shares by QuickSell, shareholders should call before 4 p.m. eastern time. Redemptions must be for at least $250. Proceeds in the amount of your redemption will be transferred to your bank checking account in two or three business days following your call. Shares will be redeemed at the net asset value per share calculated at the close of trading on the day of your call. QuickSell requests after 4 p.m. eastern time will begin their processing the following business day. QuickSell transactions are not available for Scudder IRA accounts and most other retirement plan accounts.

         In order to request redemptions by QuickSell, shareholders must have completed and returned to the Transfer Agent the application, including the designation of a bank account to which redemption proceeds will be credited. New investors wishing to establish QuickSell may so indicate on the application. Existing shareholders who wish to add QuickSell to their account may do so by completing an QuickSell Enrollment Form. After sending in an enrollment form, shareholders should allow for 15 days for this service to be available.


         The Fund employs procedures, including recording telephone calls, testing a caller's identity, and sending written confirmation of telephone transactions, designed to give reasonable assurance that instructions communicated by telephone are genuine, and to discourage fraud. To the extent that the Fund does not follow such procedures, it may be liable for losses due to unauthorized or fraudulent telephone instructions. The Fund will not be liable for acting upon instructions communicated by telephone that it reasonably believes to be genuine.

Redemption by Mail or Fax

         Any existing share certificates representing shares being redeemed must accompany a request for redemption and be duly endorsed or accompanied by a proper stock assignment form with signature(s) guaranteed.

         In order to ensure proper authorization before redeeming shares, the Transfer Agent may request additional documents such as, but not restricted to, stock powers, trust instruments, certificates of death, appointments as executor, certificates of corporate authority and waivers of tax (required in some states when settling estates).

         It is suggested that shareholders holding share certificates or shares registered in other than individual names contact the Transfer Agent prior to any redemptions to ensure that all necessary documents accompany the request. When shares are held in the name of a corporation, trust, fiduciary agent, attorney or partnership, the Transfer Agent requires, in addition to the stock power, certified evidence of authority to sign. These procedures are for the protection of shareholders and should be followed to ensure prompt payment. Redemption requests must not be conditional as to date or price of the redemption. Proceeds of a redemption will be sent within seven (7) business days after receipt by the Transfer Agent of a request for redemption that complies with the above requirements. Delays of more than seven (7) days of payment for shares tendered for repurchase or redemption may result, but only until the purchase check has cleared.

         The requirements for IRA redemptions are different from those for regular accounts. For more information call 1-800-225-5163.

Redemption-in-Kind

         The Fund reserves the right, if conditions exist which make cash payments undesirable, to honor any request for redemption or repurchase order by making payment in whole or in part in readily marketable securities chosen by the Fund and valued as they are for purposes of computing the Fund's net asset value (a redemption-in-kind). If payment is made in securities, a shareholder may incur transaction expenses in converting these securities into cash. The Corporation has elected, however, to be governed by Rule 18f-1 under the 1940 Act as a result of which the Fund is obligated to redeem shares, with respect to any one shareholder during any 90 day period, solely in cash up to the lesser of $250,000 or 1% of the net asset value of that Fund at the beginning of the period.

Other Information

         If a shareholder redeems all shares in the account after the record date of a dividend, the shareholder receives in addition to the net asset value thereof, all declared but unpaid dividends thereon. The value of shares redeemed or repurchased may be more or less than the shareholder's cost depending on the net asset value at the time of redemption or repurchase. The Fund does not impose a redemption or repurchase charge, although a wire charge may be applicable for redemption proceeds wired to an investor's bank account. Redemption of shares, including redemptions undertaken to effect an exchange for shares of another Scudder fund, may result in tax consequences (gain or loss) to the shareholder and the proceeds of such redemptions may be subject to backup withholding. (See "TAXES.")

         Shareholders who wish to redeem shares from Special Plan Accounts should contact the employer, trustee or custodian of the Plan for the requirements.

         The determination of net asset value may be suspended at times and a shareholder's right to redeem shares and to receive payment therefore may be suspended at times (a) during which the Exchange is closed, other than customary weekend and holiday closings, (b) during which trading on the Exchange is restricted for any reason, (c) during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or (d) during which the Securities and Exchange Commission (the "Commission"), by order permits a suspension of the right of redemption or a postponement of the date of payment or of redemption; provided that applicable rules and regulations of the Commission (or any succeeding governmental authority) shall govern as to whether the conditions prescribed in
(b), (c) or (d) exist.


         If transactions at any time reduce a shareholder's account balance in the Fund to below $2,500 in value, the Fund will notify the shareholder that, unless the account balance is brought up to at least $2,500, the Fund will redeem all shares and close the account by sending redemption proceeds to the shareholder. The shareholder has sixty days to bring the account balance up to $2,500 before any action will be taken by the Fund. (This policy applies to accounts of new shareholders, but does not apply to certain Special Plan Accounts.) The Directors have the authority to change the minimum account size.


                    FEATURES AND SERVICES OFFERED BY THE FUND

             (See "Shareholder benefits" in the Fund's prospectus.)

The Pure No-Load(TM) Concept

         Investors are encouraged to be aware of the full ramifications of mutual fund fee structures, and of how Scudder distinguishes its funds from the vast majority of mutual funds available today. The primary distinction is between load and no-load funds.

         Load funds generally are defined as mutual funds that charge a fee for the sale and distribution of fund shares. There are three types of loads: front-end loads, back-end loads, and asset-based 12b-1 fees. 12b-1 fees are distribution-related fees charged against fund assets and are distinct from service fees, which are charged for personal services and/or maintenance of shareholder accounts. Asset-based sales charges and service fees are typically paid pursuant to distribution plans adopted under Rule 12b-1 under the 1940 Act.

         A front-end load is a sales charge, which can be as high as 8.50% of the amount invested. A back-end load is a contingent deferred sales charge, which can be as high as 8.50% of either the amount invested or redeemed. The maximum front-end or back-end load varies, and depends upon whether or not a fund also charges a 12b-1 fee and/or a service fee or offers investors various sales-related services such as dividend reinvestment. The maximum charge for a 12b-1 fee is 0.75% of a fund's average annual net assets, and the maximum charge for a service fee is 0.25% of a fund's average annual net assets.

         A no-load fund does not charge a front-end or back-end load, but can charge a small 12b-1 fee and/or service fee against fund assets. Under the NASD Rules of Fair Practice, a mutual fund can call itself a "no-load" fund only if the 12b-1 fee and/or service fee does not exceed 0.25% of a fund's average annual net assets.

         Because Scudder funds do not pay any asset-based sales charges or service fees, Scudder developed and trademarked the phrase pure no-load(TM) to distinguish Scudder funds from other no-load mutual funds. Scudder pioneered the no-load concept when it created the nation's first no-load fund in 1928, and later developed the nation's first family of no-load mutual funds.

         The following chart shows the potential long-term advantage of investing $10,000 in a Scudder pure no-load fund over investing the same amount in a load fund that collects an 8.50% front-end load, a load fund that collects only a 0.75% 12b-1 and/or service fee, and a no-load fund charging only a 0.25% 12b-1 and/or service fee. The hypothetical figures in the chart show the value of an account assuming a constant 10% rate of return over the time periods indicated and reinvestment of dividends and distributions.


                                Scudder                                                         No-Load Fund with
         YEARS              Pure No-Load(TM)       8.50% Load Fund        Load Fund with           0.25% 12b-1
                                 Fund                                     0.75% 12b-1 Fee              Fee
    ---------------         ---------------        ---------------        ---------------       ------------------


          10                   $ 25,937               $ 23,733               $ 24,222               $ 25,354

          15                     41,772                 38,222                 37,698                 40,371

          20                     67,275                 61,557                 58,672                 64,282


         Investors are encouraged to review the fee tables on page 2 of the Fund's prospectus for more specific information about the rates at which management fees and other expenses are assessed.


Internet access

World   Wide  Web  Site  --  The   address   of  the   Scudder   Funds  site  is
http://funds.scudder.com. The site offers guidance on global investing and developing strategies to help meet financial goals and provides access to the Scudder investor relations department via e-mail. The site also enables users to access or view fund prospectuses and profiles with links between summary information in Profiles and details in the Prospectus. Users can fill out new account forms on-line, order free software, and request literature on funds.

         The site is designed for interactivity, simplicity and maneuverability. A section entitled "Planning Resources" provides information on asset allocation, tuition, and retirement planning to users who fill out interactive "worksheets." Investors can easily establish a "Personal Page," that presents price information, updated daily, on funds they're interested in following. The "Personal Page" also offers easy navigation to other parts of the site. Fund performance data from both Scudder and Lipper Analytical Services, Inc. are available on the site. Also offered on the site is a news feature, which provides timely and topical material on the Scudder Funds.

         Scudder has communicated with shareholders and other interested parties on Prodigy since 1988 and has participated since 1994 in GALT's Networth "financial marketplace" site on the Internet. The firm made Scudder Funds information available on America Online in early 1996.

Account Access -- Scudder is among the first mutual fund families to allow shareholders to manage their fund accounts through the World Wide Web. Scudder Fund shareholders can view a snapshot of current holdings, review account activity and move assets between Scudder Fund accounts.

         Scudder's personal portfolio capabilities -- known as SEAS (Scudder Electronic Account Services) -- are accessible only by current Scudder Fund shareholders who have set up a Personal Page on Scudder's Web site. Using a secure Web browser, shareholders sign on to their account with their Social Security number and their SAIL password. As an additional security measure, users can change their current password or disable access to their portfolio through the World Wide Web.

         An Account Activity option reveals a financial history of transactions for an account, with trade dates, type and amount of transaction, share price and number of shares traded. For users who wish to trade shares between Scudder Funds, the Fund Exchange option provides a step-by-step procedure to exchange shares among existing fund accounts or to new Scudder Fund accounts.

         A Call Me(TM) feature enables users to speak with a Scudder Investor Relations telephone representative while viewing their account on the Web site. In order to use the Call MeTM feature, an individual must have two phone lines and enter on the screen the phone number that is not being used to connect to the Internet. They are connected to the next available Scudder Investor Relations representative from 8 a.m. to 8 p.m. eastern time.


Dividend and Capital Gain Distribution Options

         Investors have freedom to choose whether to receive cash or to reinvest any dividends from net investment income or distributions from realized capital gains in additional shares of the Fund. A change of instructions for the method of payment may be given to the Transfer Agent in writing at least five days prior to a dividend record date. Shareholders may change their dividend option by calling 1-800-225-5163 or by sending written instructions to the Transfer Agent. Please include your account number with your written request. See "How to Contact Scudder" in the Prospectus for the address.

         Reinvestment is usually made at the closing net asset value determined on the business day following the record date. Investors may leave standing instructions with the Transfer Agent designating their option for either reinvestment or cash distribution of any income dividends or capital gains distributions. If no election is made, dividends and distributions will be invested in additional shares of the Fund.

         Investors may also have dividends and distributions automatically deposited to their predesignated bank account through Scudder's DistributionsDirect Program. Shareholders who elect to participate in the DistributionsDirect Program, and whose predesignated checking account of record is with a member bank of Automated Clearing House Network (ACH) can have income and capital gain distributions automatically deposited to their personal bank account usually within three business days after the Fund pays its distribution. A DistributionsDirect request form can be obtained by calling 1-800-225-5163. Confirmation Statements will be mailed to shareholders as notification that distributions have been deposited.

         Investors choosing to participate in Scudder's Automatic Withdrawal Plan must reinvest any dividends or capital gains. For most retirement plan accounts, the reinvestment of dividends and capital gains is also required.

Diversification

         Your investment represents an interest in a large, diversified portfolio of carefully selected securities. Diversification may protect you against the possible risks associated with concentrating in fewer securities or in a specific market section.


Scudder Investor Centers

         Investors may visit any of the Investor Centers maintained by Scudder Investor Services, Inc. listed in the Fund's Prospectus. The Centers are designed to provide individuals with services during any business day. Investors may pick up literature or find assistance with opening an account, adding monies or special options to existing accounts, making exchanges within the Scudder Family of Funds, redeeming shares or opening retirement plans. Checks should not be mailed to the Centers but should be mailed to "The Scudder Funds" at the address listed under "How to contact Scudder" in the prospectus.

Reports to Shareholders

         The Fund issues to its shareholders audited semiannual financial statements, including a list of investments held and statements of assets and liabilities, operations, changes in net assets and financial highlights. The Fund presently intends to distribute to shareholders informal quarterly reports during the intervening quarters, containing certain performance and investment highlights of the Fund. Each distribution will be accompanied by a brief explanation of the source of the distribution.

Transaction Summaries

         Annual summaries of all transactions in each Fund account are available to shareholders. The summaries may be obtained by calling 1-800-225-5163.

                           THE SCUDDER FAMILY OF FUNDS

      (See "Investment products and services" in the Funds' prospectuses.)


         The Scudder Family of Funds is America's first family of mutual funds and the nation's oldest family of no-load mutual funds. To assist investors in choosing a Scudder fund, descriptions of the Scudder funds' objectives follow. Initial purchases in most Scudder funds must be at least $2,500 or $1,000 in the case of IRAs. Subsequent purchases must be for $100 or more. Minimum investments for special plan accounts may be lower.


MONEY MARKET

         Scudder U.S. Treasury Money Fund seeks to provide safety, liquidity and stability of capital and consistent therewith to provide current income through investment in a supervised portfolio of U.S. Government and U.S. Government guaranteed obligations with maturities of not more than 762 calendar days. The Fund intends to seek to maintain a constant net asset value of $1.00 per share, although in certain circumstances this may not be possible.

         Scudder Cash Investment Trust ("SCIT") seeks to maintain the stability of capital, and consistent therewith, to maintain the liquidity of capital and to provide current income through investment in a supervised portfolio of short-term debt securities. SCIT intends to seek to maintain a constant net asset value of $1.00 per share, although in certain circumstances this may not be possible.


         Scudder Money Market Series seeks to provide investors with as high a level of current income as is consistent with its investment polices and with preservation of capital and liquidity. The Fund seeks to maintain a constant net asset value of $1.00 per share and declares dividends daily. The institutional class of shares of this Fund is not within the Scudder Family of Funds.

         Scudder Government Money Market Series seeks to provide investors with as high a level of current income as is consistent with its investment polices and with preservation of capital and liquidity. The Fund invests exclusively in obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities that have remaining maturities of not more than 397 calendar days and certain repurchase agreements. The institutional class of shares of this Fund is not within the Scudder Family of Funds.


INCOME

         Scudder Emerging Markets Income Fund seeks to provide high current income and, secondarily, long-term capital appreciation through investments primarily in high-yielding debt securities issued in emerging markets.

         Scudder Global Bond Fund seeks to provide total return with an emphasis on current income by investing primarily in high-grade bonds denominated in foreign currencies and the U.S. dollar. As a secondary objective, the Fund will seek capital appreciation.

         Scudder GNMA Fund seeks to provide investors with high current income from a portfolio of high-quality GNMA securities.

         Scudder  High  Yield Bond Fund seeks to provide a high level of current
         income  and,  secondarily,   capital  appreciation  through  investment
         primarily in below investment grade domestic debt securities.

         Scudder Income Fund seeks to earn a high level of income consistent with the prudent investment of capital through a flexible investment program emphasizing high-grade bonds.

         Scudder International Bond Fund seeks to provide income from a portfolio of high-grade bonds denominated in foreign currencies. As a secondary objective, the Fund seeks protection and possible enhancement of principal value by actively managing currency, bond market and maturity exposure and by security selection.

         Scudder Short Term Bond Fund seeks to provide a higher and more stable level of income than is normally provided by money market investments, and more price stability than investments in intermediate- and long-term bonds.

         Scudder Zero Coupon 2000 Fund seeks to provide as high an investment return over a selected period as is consistent with the minimization of reinvestment risks through investments primarily in zero coupon securities.

TAX FREE MONEY MARKET

         Scudder Tax Free Money Fund ("STFMF") is designed to provide investors with income exempt from regular federal income tax while seeking stability of principal. STFMF seeks to maintain a constant net asset value of $1.00 per share, although in certain circumstances this may not be possible.


         Scudder Tax Free Money Market Series seeks to provide investors with as high a level of current income that cannot be subjected to federal income tax by reason of federal law as is consistent with its investment policies and with preservation of capital and liquidity. The institutional class of shares of this Fund is not within the Scudder Family of Funds.


         Scudder California Tax Free Money Fund* is designed to provide California taxpayers income exempt from California state and regular federal income taxes, and seeks stability of capital and the maintenance of a constant net asset value of $1.00 per share, although in certain circumstances this may not be possible.

         Scudder New York Tax Free Money Fund* is designed to provide New York taxpayers income exempt from New York state, New York City and regular federal income taxes, and seeks stability of capital and the maintenance of a constant net asset value of $1.00 per share, although in certain circumstances this may not be possible.

TAX FREE

         Scudder High Yield Tax Free Fund seeks to provide high income which is exempt from regular federal income tax by investing in municipal securities.

         Scudder Limited Term Tax Free Fund seeks to provide as high a level of income exempt from regular federal income tax as is consistent with a high degree of principal stability.

         Scudder Managed Municipal Bonds seeks to provide income which is exempt from regular federal income tax primarily through investments in high-grade, long-term municipal securities.

----------

* These funds are not available for sale in all states. For information, contact Scudder Investor Services, Inc.

         Scudder Medium Term Tax Free Fund seeks to provide a high level of income free from regular federal income taxes and to limit principal fluctuation by investing in high-grade municipal securities of intermediate maturities.

         Scudder California Tax Free Fund* seeks to provide income exempt from both California and regular federal income taxes through the professional and efficient management of a portfolio consisting of California state, municipal and local government obligations.

         Scudder Massachusetts Limited Term Tax Free Fund* seeks to provide as high a level of income exempt from Massachusetts personal and regular federal income tax as is consistent with a high degree of principal stability.

         Scudder Massachusetts Tax Free Fund* seeks to provide income exempt from both Massachusetts and regular federal income taxes through the professional and efficient management of a portfolio consisting of Massachusetts state, municipal and local government obligations.

         Scudder New York Tax Free Fund* seeks to provide income exempt from New York state, New York City and regular federal income taxes through the professional and efficient management of a portfolio consisting of investments in New York state, municipal and local government obligations.

         Scudder Ohio Tax Free Fund* seeks to provide income exempt from both Ohio and regular federal income taxes through the professional and efficient management of a portfolio consisting of Ohio state, municipal and local government obligations.

         Scudder Pennsylvania Tax Free Fund* seeks to provide income exempt from both Pennsylvania and regular federal income taxes through a portfolio consisting of Pennsylvania state, municipal and local government obligations.

GROWTH AND INCOME

         Scudder Balanced Fund seeks to provide a balance of growth and income, as well as long-term preservation of capital, from a diversified portfolio of equity and fixed income securities.

         Scudder Growth and Income Fund seeks to provide long-term growth of capital, current income, and growth of income through a portfolio invested primarily in common stocks and convertible securities by companies which offer the prospect of growth of earnings while paying current dividends.

GROWTH

         Scudder Classic Growth Fund seeks long-term growth of capital with reduced share price volatility compared to other growth mutual funds.

         Scudder Development Fund seeks to achieve long-term growth of capital primarily through investments in marketable securities, principally common stocks, of relatively small or little-known companies which in the opinion of management have promise of expanding their size and profitability or of gaining increased market recognition for their securities, or both.

         Scudder Emerging Markets Growth Fund seeks long-term growth of capital primarily through equity investment in emerging markets around the globe.

         Scudder Global Discovery Fund seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world.

----------

* These funds are not available for sale in all states. For information, contact Scudder Investor Services, Inc.

         Scudder Global Fund seeks long-term growth of capital primarily through a diversified portfolio of marketable equity securities selected on a worldwide basis. It may also invest in debt securities of U.S.
         and foreign issuers. Income is an incidental consideration.

         Scudder Gold Fund seeks maximum return (principal change and income) consistent with investing in a portfolio of gold-related equity securities and gold.

         Scudder Greater Europe Growth Fund seeks long-term growth of capital through investments primarily in the equity securities of European companies.

         Scudder International Fund seeks long-term growth of capital through investment principally in a diversified portfolio of marketable equity securities selected primarily to permit participation in non-U.S. companies and economies with prospects for growth. It also invests in fixed-income securities of foreign governments and companies, with a view toward total investment return.


         Scudder International Growth and Income Fund seeks long-term growth of capital and current income primarily from foreign equity.

         Scudder Large Company Growth Fund seeks to provide long-term growth of capital through investment primarily in equity securities of large U.S. growth companies.

         Scudder Large Company  Value Fund seeks to maximize  long-term  capital
         appreciation   through  a  broad  and   flexible   investment   program
         emphasizing common stocks.


         Scudder  Latin  America  Fund  seeks  to  provide   long-term   capital
         appreciation through investment primarily in the securities of Latin American issuers.

         Scudder Micro Cap Fund seeks long-term growth of capital by investing primarily in a diversified portfolio of U.S. micro-cap stocks.


         Scudder Pacific Opportunities Fund seeks long-term growth of capital through investment primarily in the equity securities of Pacific Basin companies, excluding Japan.

         Scudder Small Company Value Fund invests for long-term growth of capital by seeking out undervalued stocks of small U.S. companies.

         Scudder 21st Century Growth Fund seeks long-term growth of capital by investing primarily in securities of emerging growth companies poised to be leaders in the 21st century.

         Scudder Value Fund seeks long-term growth of capital through investment in undervalued equity securities.

         The Japan Fund,  Inc.  seeks capital  appreciation  through  investment
         in  Japanese  securities,   primarily  in  common  stocks  of  Japanese
         companies.


ASSET ALLOCATION

         Scudder Pathway Series: Conservative Portfolio seeks primarily current income and secondarily long-term growth of capital. In pursuing these objectives, the Portfolio will, under normal market conditions, invest substantially in a select mix of Scudder bond mutual funds, but will have some exposure to Scudder equity mutual funds.

         Scudder Pathway Series: Balanced Portfolio seeks a balance of growth and income by investing in a select mix of Scudder money market, bond and equity mutual funds.

         Scudder Pathway Series: Growth Portfolio seeks to provide investors with long-term growth of capital. In pursuing this objective, the Portfolio will, under normal market conditions, invest predominantly in a select mix of Scudder equity mutual funds designed to provide long-term growth.

         Scudder Pathway Series: International Portfolio seeks maximum total return. Total return consists of any capital appreciation plus dividend income and interest. To achieve this objective, the Portfolio invests in a select mix of international and global Scudder Funds.


         The net asset values of most Scudder Funds can be found daily in the "Mutual Funds" section of The Wall Street Journal under "Scudder Funds," and in other leading newspapers throughout the country. Investors will notice the net asset value and offering price are the same, reflecting the fact that no sales commission or "load" is charged on the sale of shares of the Scudder Funds. The latest seven-day yields for the money-market funds can be found every Monday and Thursday in the "Money-Market Funds" section of The Wall Street Journal. This information also may be obtained by calling the Scudder Automated Information Line (SAIL) at 1-800-343-2890.


         The Scudder Family of Funds offers many conveniences and services, including: active professional investment management; broad and diversified investment portfolios; pure no-load funds with no commissions to purchase or redeem shares or Rule 12b-1 distribution fees; individual attention from a service representative of Scudder Investor Relations; and easy telephone exchanges into other Scudder funds.


                              SPECIAL PLAN ACCOUNTS

    (See "Scudder tax-advantaged retirement plans," "Purchases--By Automatic Investment Plan" and "Exchanges and redemptions--By Automatic Withdrawal Plan"
                           in the Fund's prospectus.)

         Detailed information on any Scudder investment plan, including the applicable charges, minimum investment requirements and disclosures made pursuant to Internal Revenue Service (the "IRS") requirements, may be obtained by contacting Scudder Investor Services, Inc., Two International Place, Boston, Massachusetts 02110-4103 or by calling toll free, 1-800-225-2470. It is advisable for an investor considering the funding of the investment plans described below to consult with an attorney or other investment or tax adviser with respect to the suitability requirements and tax aspects thereof.

         Shares of the Fund may also be a permitted investment under profit sharing and pension plans and IRA's other than those offered by the Fund's distributor depending on the provisions of the relevant plan or IRA.

         None of the plans assures a profit or guarantees protection against depreciation, especially in declining markets.

Scudder Retirement Plans:  Profit-Sharing and Money Purchase
Pension Plans for Corporations and Self-Employed Individuals

         Shares of the Fund may be purchased as the investment medium under a plan in the form of a Scudder Profit-Sharing Plan (including a version of the Plan which includes a cash-or-deferred feature) or a Scudder Money Purchase Pension Plan (jointly referred to as the Scudder Retirement Plans) adopted by a corporation, a self-employed individual or a group of self-employed individuals (including sole proprietorships and partnerships), or other qualifying organization. Each of these forms was approved by the IRS as a prototype. The IRS's approval of an employer's plan under Section 401(a) of the Internal Revenue Code will be greatly facilitated if it is in such approved form. Under certain circumstances, the IRS will assume that a plan, adopted in this form, after special notice to any employees, meets the requirements of Section 401(a) of the Internal Revenue Code.

Scudder 401(k): Cash or Deferred Profit-Sharing Plan for Corporations and Self-Employed Individuals

         Shares of the Fund may be purchased as the investment medium under a plan in the form of a Scudder 401(k) Plan adopted by a corporation, a self-employed individual or a group of self-employed individuals (including sole proprietors and partnerships), or other qualifying organization. This plan has been approved as a prototype by the IRS.

Scudder IRA:  Individual Retirement Account

         Shares of the Fund may be purchased as the underlying investment for an Individual Retirement Account which meets the requirements of Section 408(a) of the Internal Revenue Code.

         A single individual who is not an active participant in an employer-maintained retirement plan, a simplified employee pension plan, or a tax-deferred annuity program (a "qualified plan"), and a married individual who is not an active participant in a qualified plan and whose spouse is also not an active participant in a qualified plan, are eligible to make tax deductible contributions of up to $2,000 to an IRA prior to the year such individual attains age 70 1/2. In addition, certain individuals who are active participants in qualified plans (or who have spouses who are active participants) are also eligible to make tax-deductible contributions to an IRA; the annual amount, if any, of the contribution which such an individual will be eligible to deduct will be determined by the amount of his, her, or their adjusted gross income for the year. Whenever the adjusted gross income limitation prohibits an individual from contributing what would otherwise be the maximum tax-deductible contribution he or she could make, the individual will be eligible to contribute the difference to an IRA in the form of nondeductible contributions.


         An eligible individual may contribute as much as $2,000 of qualified income (earned income or, under certain circumstances, alimony) to an IRA each year (up to $2,000 per individual for married couples if only one spouse has earned income). All income and capital gains derived from IRA investments are reinvested and compound tax-deferred until distributed. Such tax-deferred compounding can lead to substantial retirement savings.


         The table below shows how much individuals would accumulate in a fully tax-deductible IRA by age 65 (before any distributions) if they contribute $2,000 at the beginning of each year, assuming average annual returns of 5, 10, and 15%. (At withdrawal, accumulations in this table will be taxable.)

                             Value of IRA at Age 65
                 Assuming $2,000 Deductible Annual Contribution

   ------------- -------------- -------------------------- -------------------
      Age of     -------------------------------------------------------------
   Contributions        5%                 10%                       15%
   ------------- -------------- -------------------------- -------------------
        25          $253,680            $973,704                $4,091,908
        35           139,522             361,887                   999,914
        45            69,439             126,005                   235,620
        55            26,414              35,062                    46,699

         This next table shows how much individuals would accumulate in non-IRA accounts by age 65 if they start with $2,000 in pretax earned income at the beginning of each year (which is $1,380 after taxes are paid), assuming average annual returns of 5, 10 and 15%. (At withdrawal, a portion of the accumulation in this table will be taxable.)

                          Value of a Non-IRA Account at
                   Age 65 Assuming $1,380 Annual Contributions
                 (post tax, $2,000 pretax) and a 31% Tax Bracket

  ------------- --------------- -------------------------- -------------------
   Starting                      Annual Rate of Return
     Age of     --------------------------------------------------------------
  Contributions        5%                  10%                       15%
  ------------- --------------- -------------------------- -------------------
       25          $119,318             $287,021                  $741,431
       35            73,094              136,868                   267,697
       45            40,166               59,821                    90,764
       55            16,709               20,286                    24,681

Scudder 403(b) Plan

         Shares of the Fund may also be purchased as the underlying investment for tax sheltered annuity plans under the provisions of Section 403(b)(7) of the Internal Revenue Code. In general, employees of tax-exempt organizations described in Section 501(c)(3) of the Internal Revenue Code (such as hospitals, churches, religious, scientific, or literary organizations and educational institutions) or a public school system are eligible to participate in a 403(b) plan.

Automatic Withdrawal Plan


         Non-retirement plan shareholders may establish an Automatic Withdrawal Plan to receive monthly, quarterly or periodic redemptions from his or her account for any designated amount of $50 or more. Shareholders may designate which day they want the automatic withdrawal processed. The check amounts may be based on the redemption of a fixed dollar amount, fixed share amount, percent of account value or declining balance. The Plan provides for income dividends and capital gains distributions, if any, to be reinvested in additional shares. Shares are then liquidated as necessary to provide for withdrawal payments. Since the withdrawals are in amounts selected by the investor and have no relationship to yield or income, payments received cannot be considered as yield or income on the investment and the resulting liquidations may deplete or possibly extinguish the initial investment and any reinvested dividends and capital gains distributions. Requests for increases in withdrawal amounts or to change the payee must be submitted in writing, signed exactly as the account is registered, and contain signature guarantee(s) as described under "Transaction information--Redeeming shares--Signature guarantees" in the Fund's prospectus. Any such requests must be received by the Fund's transfer agent ten days prior to the date of the first automatic withdrawal. An Automatic Withdrawal Plan may be terminated at any time by the shareholder, the Corporation or its agent on written notice, and will be terminated when all shares of the Fund under the Plan have been liquidated or upon receipt by the Corporation of notice of death of the shareholder.


         An Automatic Withdrawal Plan request form can be obtained by calling 1-800-225-5163.

Group or Salary Deduction Plan

         An investor may join a Group or Salary Deduction Plan where satisfactory arrangements have been made with Scudder Investor Services, Inc. for forwarding regular investments through a single source. The minimum annual investment is $240 per investor which may be made in monthly, quarterly, semiannual or annual payments. The minimum monthly deposit per investor is $20. Except for trustees or custodian fees for certain retirement plans, at present there is no separate charge for maintaining group or salary deduction plans; however, the Corporation and its agents reserve the right to establish a maintenance charge in the future depending on the services required by the investor.

         The Corporation reserves the right, after notice has been given to the shareholder, to redeem and close a shareholder's account in the event that the shareholder ceases participating in the group plan prior to investment of $1,000 per individual or in the event of a redemption which occurs prior to the accumulation of that amount or which reduces the account value to less than $1,000 and the account value is not increased to $1,000 within a reasonable time after notification. An investor in a plan who has not purchased shares for six months shall be presumed to have stopped making payments under the plan.

Automatic Investment Plan

         Shareholders may arrange to make periodic investments through automatic deductions from checking accounts by completing the appropriate form and providing the necessary documentation to establish this service. The minimum investment is $50.

         The Automatic Investment Plan involves an investment strategy called dollar cost averaging. Dollar cost averaging is a method of investing whereby a specific dollar amount is invested at regular intervals. By investing the same dollar amount each period, when shares are priced low the investor will purchase more shares than when the share price is higher. Over a period of time this investment approach may allow the investor to reduce the average price of the shares purchased. However, this investment approach does not assure a profit or protect against loss. This type of regular investment program may be suitable for various investment goals such as, but not limited to, college planning or saving for a home.

Uniform Transfers/Gifts to Minors Act

         Grandparents, parents or other donors may set up custodian accounts for minors. The minimum initial investment is $1,000 unless the donor agrees to continue to make regular share purchases for the account through Scudder's Automatic Investment Plan (AIP). In this case, the minimum initial investment is $500.

         The Corporation reserves the right, after notice has been given to the shareholder and custodian, to redeem and close a shareholder's account in the event that regular investments to the account cease before the $1,000 minimum is reached.

                    DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS

         (See"Distribution and performance information -- Dividends and capital gains distributions" in the Fund's prospectus.)

         The Fund intends to follow the practice of distributing all of its investment company taxable income, which includes any excess of net realized short-term capital gains over net realized long-term capital losses. The Fund may follow the practice of distributing the entire excess of net realized long-term capital gains over net realized short-term capital losses. However, the Fund may retain all or part of such gain for reinvestment after paying the related federal income taxes for which the shareholders may then be asked to claim a credit against their federal income tax liability. (See "TAXES.")

         If the Fund does not distribute the amount of capital gain and/or ordinary income required to be distributed by an excise tax provision of the Code, the Fund may be subject to that excise tax. (See "TAXES.") In certain circumstances, the Fund may determine that it is in the interest of shareholders to distribute less than the required amount.

         Earnings and profits distributed to shareholders on redemptions of Fund shares may be utilized by the Fund, to the extent permissible, as part of the Fund's dividends paid deduction on its federal tax return.

         The Fund intends to distribute its investment company taxable income and any net realized capital gains in November or December to avoid federal excise tax, although an additional distribution may be made if necessary.

         Both types of distributions will be made in shares of the Fund and confirmations will be mailed to each shareholder unless a shareholder has elected to receive cash, in which case a check will be sent. Distributions of investment company taxable income and net realized capital gains are taxable (See "TAXES"), whether made in shares or cash.

         Each distribution is accompanied by a brief explanation of the form and character of the distribution. The characterization of distributions on such correspondence may differ from the characterization for federal tax purposes. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions in the prior calendar year.

                             PERFORMANCE INFORMATION

           (See "Distribution and performance information--Performance information" in the Fund's prospectus.)

         From time to time, quotations of the Fund's performance may be included in advertisements, sales literature or reports to shareholders or prospective investors. These performance figures will be calculated in the following manner:

Average Annual Total Return

         Average Annual Total Return is the average annual compound rate of return for the periods of one year, five years, and ten years, all ended on the last day of a recent calendar quarter. Average annual total return quotations reflect changes in the price of the Fund's shares and assume that all dividends and capital gains distributions during the respective periods were reinvested in Fund shares. Average annual total return is calculated by finding the average annual compound rates of return of a hypothetical investment over such periods, according to the following formula (average annual total return is then expressed as a percentage):

                               T = (ERV/P)^1/n - 1

         Where:

                  P        =        a hypothetical initial investment of $1,000
                  T        =        Average Annual Total Return
                  n        =        number of years
                  ERV      =        ending redeemable value: ERV is the value,
                                    at the end of the applicable period, of a hypothetical $1,000 investment made at the beginning of the applicable period.


           Average Annual Total Return for years ended March 31, 1997


                            One Year          Five Years        Ten Years


                              10.74%            11.61%            8.90%


Cumulative Total Return

         Cumulative Total Return is the compound rate of return on a hypothetical initial investment of $1,000 for a specified period. Cumulative Total Return quotations reflect changes in the price of the Fund's shares and assume that all dividends and capital gains distributions during the period were reinvested in Fund shares. Cumulative Total Return is calculated by finding the cumulative rates of return of a hypothetical investment over such periods, according to the following formula (Cumulative Total Return is then expressed as a percentage):

                                 C = (ERV/P) -1

                  Where:

                  C        =       Cumulative Total Return
                  P        =       a hypothetical initial investment of $1,000
                  ERV      =       ending  redeemable  value:  ERV is the value,
                                   at the end of the applicable period, of a hypothetical $1,000 investment made at the beginning of the applicable period.


             Cumulative Total Return for years ended March 31, 1997


                            One Year          Five Years        Ten Years


                              10.74%            73.22%            134.56%


Total Return

         Total Return is the rate of return on an investment for a specified period of time calculated in the same manner as Cumulative Total Return.

Capital Change

         Capital Change measures the return from invested capital including reinvested capital gains distributions. Capital Change does not include the reinvestment of income dividends.

         Quotations of the Fund's performance are historical and are not intended to indicate future performance. An investor's shares when redeemed may be worth more or less than their original cost. Performance of the Fund will vary based on changes in market conditions and the level of the Fund's expenses.

Comparison of Fund Performance

         A comparison of the quoted non-standard performance offered for various investments is valid only if performance is calculated in the same manner. Since there are different methods of calculating performance, investors should consider the effects of the methods used to calculate performance when comparing performance of the Fund with performance quoted with respect to other investment companies or types of investments.


         In  connection  with   communicating  its  performance  to  current  or
prospective shareholders, the Fund also may compare these figures to the performance of unmanaged indices which may assume reinvestment of dividends or interest but generally do not reflect deductions for administrative and management costs. Examples include, but are not limited to the Dow Jones
Industrial Average, the Consumer Price Index, Standard & Poor's 500 Composite Stock Price Index (S&P 500), the Nasdaq OTC Composite Index, the Nasdaq Industrials Index, the Russell 2000 Index, and statistics published by the Small Business Administration.


         Because some or all of the Fund's investments are denominated in foreign currencies, the strength or weakness of the U.S. dollar as against these currencies may account for part of the Fund's investment performance. Historical information on the value of the dollar versus foreign currencies may be used from time to time in advertisements concerning the Fund. Such historical information is not indicative of future fluctuations in the value of the U.S. dollar against these currencies. In addition, marketing materials may cite country and economic statistics and historical stock market performance for any of the countries in which the Fund invests, including, but not limited to, the following: population growth, gross domestic product, inflation rate, average stock market price-earnings ratios and the total value of stock markets. Sources for such statistics may include official publications of various foreign governments and exchanges.

         From time to time, in advertising and marketing literature, this Fund's performance may be compared to the performance of broad groups of mutual funds with similar investment goals, as tracked by independent organizations such as, Investment Company Data, Inc. ("ICD"), Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies, Inc. ("CDA"), Morningstar, Inc., Value Line Mutual Fund Survey and other independent organizations. When these organizations' tracking results are used, the Fund will be compared to the appropriate fund category, that is, by fund objective and portfolio holdings, or to the appropriate volatility grouping, where volatility is a measure of a fund's risk. For instance, a Scudder growth fund will be compared to funds in the growth fund category; a Scudder income fund will be compared to funds in the income fund category; and so on. Scudder funds (except for money market funds) may also be compared to funds with similar volatility, as measured statistically by independent organizations. In addition, the Fund's performance may also be compared to the performance of broad groups of comparable mutual funds. Unmanaged indices with which the Fund's performance may be compared include, but are not limited to, the following:


                  The Europe/Australia/Far East (EAFE) Index
                  International Finance Corporation's Latin America Investable
                         Total Return Index
                  Morgan Stanley Capital International World Index
                  J.P. Morgan Global Traded Bond Index
                  Salomon Brothers World Government Bond Index
                  Nasdaq Composite Index
                  Wilshire 5000 Stock Index


         From time to time, in marketing and other Fund literature, Directors and officers of the Fund, the Fund's portfolio manager, or members of the portfolio management team may be depicted and quoted to give prospective and current shareholders a better sense of the outlook and approach of those who manage the Fund. In addition, the amount of assets that the Adviser has under management in various geographical areas may be quoted in advertising and marketing materials.

         The Fund may be advertised as an investment choice in Scudder's college planning program. The description may contain illustrations of projected future college costs based on assumed rates of inflation and examples of hypothetical fund performance, calculated as described above.

         Statistical and other information, as provided by the Social Security Administration, may be used in marketing materials pertaining to retirement planning in order to estimate future payouts of social security benefits. Estimates may be used on demographic and economic data.

         Marketing and other Fund literature may include a description of the potential risks and rewards associated with an investment in the Fund. The description may include a "risk/return spectrum" which compares the Fund to other Scudder funds or broad categories of funds, such as money market, bond or equity funds, in terms of potential risks and returns. Money market funds are designed to maintain a constant $1.00 share price and have a fluctuating yield. Share price, yield and total return of a bond fund will fluctuate. The share price and return of an equity fund also will fluctuate. The description may also compare the Fund to bank products, such as certificates of deposit. Unlike mutual funds, certificates of deposit are insured up to $100,000 by the U.S. government and offer a fixed rate of return.

         Because bank products guarantee the principal value of an investment and money market funds seek stability of principal, these investments are considered to be less risky than investments in either bond or equity funds, which may involve the loss of principal. However, all long-term investments, including investments in bank products, may be subject to inflation risk, which is the risk of erosion of the value of an investment as prices increase over a long time period. The risks/returns associated with an investment in bond or equity funds depend upon many factors. For bond funds these factors include, but are not limited to, a fund's overall investment objective, the average portfolio maturity, credit quality of the securities held, and interest rate movements. For equity funds, factors include a fund's overall investment objective, the types of equity securities held and the financial position of the issuers of the securities. The risks/returns associated with an investment in international bond or equity funds also will depend upon currency exchange rate fluctuation.

         A risk/return spectrum generally will position the various investment categories in the following order: bank products, money market funds, bond funds and equity funds. Shorter-term bond funds generally are considered less risky and offer the potential for less return than longer-term bond funds. The same is true of domestic bond funds relative to international bond funds, and bond funds that purchase higher quality securities relative to bond funds that purchase lower quality securities. Growth and income equity funds are generally considered to be less risky and offer the potential for less return than growth funds. In addition, international equity funds usually are considered more risky than domestic equity funds but generally offer the potential for greater return.

         Risk/return spectrums also may depict funds that invest in both domestic and foreign securities or a combination of bond and equity securities.


         Evaluation of Fund performance or other relevant statistical information made by independent sources may also be used in advertisements concerning the Fund, including reprints of, or selections from, editorials or articles about this Fund. Sources for Fund performance information and articles about the Fund include the following:

American Association of Individual Investors' Journal, a monthly publication of the AAII that includes articles on investment analysis techniques.

Asian Wall Street Journal, a weekly Asian newspaper that often reviews U.S. mutual funds investing internationally.

Banxquote, an on-line source of national averages for leading money market and bank CD interest rates, published on a weekly basis by Masterfund, Inc. of Wilmington, Delaware.

Barron's, a Dow Jones and Company, Inc. business and financial weekly that periodically reviews mutual fund performance data.

Business Week, a national business weekly that periodically reports the performance rankings and ratings of a variety of mutual funds investing abroad.

CDA Investment Technologies, Inc., an organization which provides performance and ranking information through examining the dollar results of hypothetical mutual fund investments and comparing these results against appropriate market indices.

Consumer Digest, a monthly business/financial magazine that includes a "Money Watch" section featuring financial news.

Financial Times, Europe's business newspaper, which features from time to time articles on international or country-specific funds.

Financial World, a general business/financial magazine that includes a "Market Watch" department reporting on activities in the mutual fund industry.

Forbes, a national business publication that from time to time reports the performance of specific investment companies in the mutual fund industry.

Fortune, a national business publication that periodically rates the performance of a variety of mutual funds.

The Frank Russell Company, a West-Coast investment management firm that periodically evaluates international stock markets and compares foreign equity market performance to U.S. stock market performance.

Global  Investor,   a  European   publication  that  periodically   reviews  the
performance of U.S. mutual funds investing internationally.


IBC Money Fund Report, a weekly publication of IBC Financial Data, Inc., reporting on the performance of the nation's money market funds, summarizing money market fund activity and including certain averages as performance benchmarks, specifically "IBC's Money Fund Average," and "IBC's Government Money Fund Average."


Ibbotson Associates, Inc., a company specializing in investment research and data.

Investment Company Data, Inc., an independent organization which provides performance ranking information for broad classes of mutual funds.


Investor's Business Daily, a daily newspaper that features financial, economic, and business news.


Kiplinger's Personal Finance Magazine, a monthly investment advisory publication that periodically features the performance of a variety of securities.

Lipper Analytical Services, Inc.'s Mutual Fund Performance Analysis, a weekly publication of industry-wide mutual fund averages by type of fund.

Money, a monthly magazine that from time to time features both specific funds and the mutual fund industry as a whole.

Morgan Stanley International, an integrated investment banking firm that compiles statistical information.

Mutual Fund Values,  a biweekly  Morningstar,  Inc.  publication  that  provides
ratings  of  mutual  funds  based  on  fund  performance,   risk  and  portfolio
characteristics.

The New York Times, a nationally distributed newspaper which regularly covers financial news.

The No-Load Fund Investor, a monthly newsletter, published by Sheldon Jacobs, that includes mutual fund performance data and recommendations for the mutual fund investor.

No-Load Fund*X, a monthly newsletter, published by DAL Investment Company, Inc., that reports on mutual fund performance, rates funds and discusses investment strategies for the mutual fund investor.

Personal Investing News, a monthly news publication that often reports on investment opportunities and market conditions.

Personal Investor, a monthly investment advisory publication that includes a "Mutual Funds Outlook" section reporting on mutual fund performance measures, yields, indices and portfolio holdings.

Smart Money, a national personal finance magazine published monthly by Dow Jones and Company, Inc. and The Hearst Corporation. Focus is placed on ideas for investing, spending and saving.

Success, a monthly magazine targeted to the world of entrepreneurs and growing business, often featuring mutual fund performance data.

United Mutual Fund Selector, a semi-monthly investment newsletter, published by Babson United Investment Advisors, that includes mutual fund performance data and reviews of mutual fund portfolios and investment strategies.

USA Today, a leading national daily newspaper.

U.S. News and World Report, a national news weekly that periodically reports mutual fund performance data.

Value Line Mutual Fund Survey, an independent organization that provides biweekly performance and other information on mutual funds.

The Wall Street Journal, a Dow Jones and Company, Inc. newspaper which regularly covers financial news.

Wiesenberger Investment Companies Services, an annual compendium of information about mutual funds and other investment companies, including comparative data on funds' backgrounds, management policies, salient features, management results, income and dividend records and price ranges.

Working Woman, a monthly publication that features a "Financial Workshop" section reporting on the mutual fund/financial industry.


Worth, a national publication issued 10 times per year by Capital Publishing Company, a subsidiary of Fidelity Investments. Focus is placed on personal financial journalism.

Taking a Global Approach

         Many U.S. investors limit their holdings to U.S. securities because they assume that international or global investing is too risky. While there are risks connected with investing overseas, it's important to remember that no investment -- even in blue-chip domestic securities -- is entirely risk free. Looking outside U.S. borders, an investor today can find opportunities that mirror domestic investments -- everything from large, stable multinational companies to start-ups in emerging markets. To determine the level of risk with which you are comfortable, and the potential for reward you're seeking over the long term, you need to review the type of investment, the world markets, and your time horizon.

         The U.S. is unusual in that it has a very broad economy that is well represented in the stock market. However, many countries around the world are not only undergoing a revolution in how their economies operate, but also in terms of the role their stock markets play in financing activities. There is vibrant change throughout the global economy and all of this represents potential investment opportunity.

         Investing beyond the United States can open this world of opportunity, due partly to the dramatic shift in the balance of world markets. In 1970, the United States alone accounted for two-thirds of the value of the world's stock markets. Now, the situation is reversed -- only 35% of global stock market capitalization resides here. There are companies in Southeast Asia that are starting to dominate regional activity; there are companies in Europe that are expanding outside of their traditional markets and taking advantage of faster growth in Asia and Latin America; other companies throughout the world are getting out from under state control and restructuring; developing countries continue to open their doors to foreign investment.

         Stocks in many foreign markets can be attractively priced. The global stock markets do not move in lock step. When the valuations in one market rise, there are other markets that are less expensive. There is also volatility within markets in that some sectors may be more expensive while others are depressed in valuation. A wider set of opportunities can help make it possible to find the best values available.

         International or global investing offers diversification because the investment is not limited to a single country or economy. In fact, many experts agree that investment strategies that include both U.S. and non-U.S.
investments strike the best balance between risk and reward.

Scudder's 30% Solution

         The 30 Percent Solution -- A Global Guide for Investors Seeking Better Performance With Reduced Portfolio Risk is a booklet, created by Scudder, to convey its vision about the new global investment dynamic. This dynamic is a result of the profound and ongoing changes in the global economy and the financial markets. The booklet explains how Scudder believes an equity investment portfolio with up to 30% in international holdings and 70% in domestic holdings can improve long-term performance while simultaneously helping to reduce overall risk.


                                FUND ORGANIZATION

               (See "Fund organization" in the Fund's prospectus.)

         The Corporation was organized as Scudder Fund of Canada Ltd. in Canada in 1953 by the investment management firm of Scudder, Stevens & Clark. On March 16, 1964, the name of the Corporation was changed to Scudder International Investments Ltd. On July 31, 1975, the corporate domicile of the Corporation was changed to the U.S. through the transfer of its net assets to a newly formed Maryland corporation, Scudder International Fund, Inc., in exchange for shares of the Corporation which then were distributed to the shareholders of the Corporation.


         The authorized capital stock of the Corporation consists of 700 million shares of a par value of $.01 each--all of one class and all having equal rights as to voting, redemption, dividends and liquidation. Shareholders have one vote for each share held. The Corporation's capital stock is comprised of six series:
Scudder International Fund, the original series; Scudder Latin America Fund, Scudder Pacific Opportunities Fund, both organized in December 1992, Scudder Greater Europe Growth Fund, organized in October 1994, Scudder Emerging Markets Growth Fund, organized in May 1996 and Scudder International Growth and Income Fund, organized in June 1997. Each series consists of 100 million shares except for the Fund which consists of 200 million shares. The Directors have the authority to issue additional series of shares and to designate the relative rights and preferences as between the different series. All shares issued and outstanding are fully paid and non-assessable, transferable, and redeemable at net asset value at the option of the shareholder. Shares have no pre-emptive or conversion rights.


         The shares of the Corporation have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Directors can elect 100% of the Directors if they choose to do so, and, in such event, the holders of the remaining less than 50% of the shares voting for the election of Directors will not be able to elect any person or persons to the Board of Directors. The assets of the Corporation received for the issue or sale of the shares of each series and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, are specifically allocated to such series and constitute the underlying assets of such series. The underlying assets of each series are segregated on the books of account, and are to be charged with the liabilities in respect to such series and with such a share of the general liabilities of the Corporation. If a series were unable to meet its obligations, the assets of all other series may in some circumstances be available to creditors for that purpose, in which case the assets of such other series could be used to meet liabilities which are not otherwise properly chargeable to them. Expenses with respect to any two or more series are to be allocated in proportion to the asset value of the respective series except where allocations of direct expenses can otherwise be fairly made. The officers of the Corporation, subject to the general supervision of the Directors, have the power to determine which liabilities are allocable to a given series, or which are general or allocable to two or more series. In the event of the dissolution or liquidation of the Corporation or any series, the holders of the shares of any series are entitled to receive as a class the underlying assets of such shares available for distribution to shareholders.

         Shares of the Corporation entitle their holders to one vote per share; however, separate votes are taken by each series on matters affecting an individual series. For example, a change in investment policy for a series would be voted upon only by shareholders of the series involved. Additionally, approval of the investment advisory agreement is a matter to be determined separately by each series. Approval by the shareholders of one series is effective as to that series whether or not enough votes are received from the shareholders of the other series to approve such agreement as to the other series.

         The Directors, in their discretion, may authorize the division of shares of the Corporation (or shares of a series) into different classes permitting shares of different classes to be distributed by different methods. Although shareholders of different classes of a series would have an interest in the same portfolio of assets, shareholders of different classes may bear different expenses in connection with different methods of distribution. The Directors have no present intention of taking the action necessary to effect the division of shares into separate classes, or of changing the method of distribution of shares of the Fund.

         The Corporation's Amended and Restated Articles of Incorporation (the "Articles") provide that the Directors of the Corporation, to the fullest extent permitted by Maryland General Corporation Law and the 1940 Act, shall not be liable to the Corporation or its shareholders for damages. Maryland law currently provides that Directors shall be immune from liability for any action taken by them in good faith, in a manner reasonably believed to be in the best interests of the Corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In so acting, a Director shall be fully protected in relying in good faith upon the records of the Corporation and upon reports made to the Corporation by persons selected in good faith by the Directors as qualified to make such reports. The Articles and the By-Laws provide that the Corporation will indemnify its Directors, officers, employees or agents against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Corporation consistent with applicable law. Nothing in the Articles or the By-Laws protects or indemnifies a Director, officer, employee or agent against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

                               INVESTMENT ADVISER

     (See "Fund organization--Investment adviser" in the Fund's prospectus.)

         Scudder, Stevens & Clark, Inc., an investment counsel firm, acts as investment adviser to the Fund. This organization is one of the most experienced investment management firms in the U.S. It was established as a partnership in 1919 and pioneered the practice of providing investment counsel to individual clients on a fee basis. In 1928 it introduced the first no-load mutual fund to the public. In 1953, the Adviser introduced the Fund, the first mutual fund available in the U.S. investing internationally in securities of issuers in several foreign countries. The firm reorganized from a partnership to a corporation on June 28, 1985.

         The principal source of the Adviser's income is professional fees received from providing continuous investment advice, and the firm derives no income from brokerage or underwriting of securities. Today, it provides investment counsel for many individuals and institutions, including insurance companies, colleges, industrial corporations, and financial and banking organizations. In addition, it manages Montgomery Street Income Securities, Inc., Scudder California Tax Free Trust, Scudder Cash Investment Trust, Scudder Equity Trust, Scudder Fund, Inc., Scudder Funds Trust, Scudder Global Fund, Inc., Scudder GNMA Fund, Scudder Portfolio Trust, Scudder Institutional Fund, Inc., Scudder International Fund, Inc., Scudder Investment Trust, Scudder Municipal Trust, Scudder Mutual Funds, Inc., Scudder New Asia Fund, Inc., Scudder New Europe Fund, Inc., Scudder Pathway Series, Scudder Securities Trust, Scudder State Tax Free Trust, Scudder Tax Free Money Fund, Scudder Tax Free Trust, Scudder U.S. Treasury Money Fund, Scudder Variable Life Investment Fund, Scudder World Income Opportunities Fund, Inc., The Argentina Fund, Inc., The

Brazil Fund, Inc., The Korea Fund, Inc., The Japan Fund, Inc., The Latin America Dollar Income Fund, Inc. and Scudder Spain and Portugal Fund, Inc. Some of the foregoing companies or trusts have two or more series.

         The Adviser also provides investment advisory services to the mutual funds which comprise the AARP Investment Program from Scudder. The AARP Investment Program from Scudder has assets over $13 billion and includes the AARP Growth Trust, AARP Income Trust, AARP Tax Free Income Trust, AARP Managed Investment Portfolios Trust and AARP Cash Investment Funds.

          Pursuant to an Agreement between Scudder, Stevens & Clark, Inc. ("Scudder") and AMA Solutions, Inc., a subsidiary of the American Medical Association (the "AMA"), dated May 9, 1997, Scudder has agreed, subject to applicable state regulations, to pay AMA Solutions, Inc. royalties in an amount equal to 5% of the management fee received by Scudder with respect to assets invested by AMA members in Scudder funds in connection with the AMA
InvestmentLinkSM Program. Scudder will also pay AMA Solutions, Inc. a general monthly fee, currently in the amount of $833. The AMA and AMA Solutions, Inc. are not engaged in the business of providing investment advice and neither is registered as an investment adviser or broker/dealer under federal securities laws. Any person who participates in the AMA InvestmentLinkSM Program will be a customer of Scudder (or of a subsidiary thereof) and not the AMA or AMA Solutions, Inc. AMA InvestmentLinkSM is a service mark of AMA Solutions, Inc.


         The Adviser maintains a large research department, which conducts continuous studies of the factors that affect the position of various industries, companies and individual securities. The Adviser receives published reports and statistical compilations from issuers and other sources, as well as analyses from brokers and dealers who may execute portfolio transactions for the Adviser's clients. However, the Adviser regards this information and material as an adjunct to its own research activities. Scudder's international investment management team travels the world, researching hundreds of companies. In selecting the securities in which the Fund may invest, the conclusions and investment decisions of the Adviser with respect to the Fund are based primarily on the analyses of its own research department.

         Certain investments may be appropriate for the Fund and also for other clients advised by the Adviser. Investment decisions for the Fund and other clients are made with a view to achieving their respective investment objectives and after consideration of such factors as their current holdings, availability of cash for investment and the size of their investments generally. Frequently, a particular security may be bought or sold for only one client or in different amounts and at different times for more than one but less than all clients. Likewise, a particular security may be bought for one or more clients when one or more other clients are selling the security. In addition, purchases or sales of the same security may be made for two or more clients on the same day. In such event, such transactions will be allocated among the clients in a manner believed by the Adviser to be equitable to each. In some cases, this procedure could have an adverse effect on the price or amount of the securities purchased or sold by the Fund. Purchase and sale orders for the Fund may be combined with those of other clients of the Adviser in the interest of achieving the most favorable net results to the Fund.


         The Investment Management Agreement (the "Agreement") dated September 5, 1996 was approved by the Directors of the Fund on September 5, 1996. The Agreement will continue in effect until September 30, 1997 and from year to year thereafter only if its continuance is approved annually by the vote of a majority of those Directors who are not parties to such Agreement or interested persons of the Adviser or the Fund, cast in person at a meeting called for the purpose of voting on such approval, and either by a vote of the Fund's Directors or of a majority of the outstanding voting securities of the Fund. The Agreement may be terminated at any time without payment of penalty by either party on sixty days' written notice, and automatically terminates in the event of its assignment.


         Under the Agreement, the Adviser regularly provides the Fund with continuing investment management for the Fund's portfolio consistent with the Fund's investment objectives, policies and restrictions and determines what securities shall be purchased, held or sold and what portion of the Fund's assets shall be held uninvested, subject to the Fund's Articles, By-Laws, the 1940 Act, the Code and to the Fund's investment objective, policies and restrictions, and subject, further, to such policies and instructions as the Board of Directors of the Fund may from time to time establish.

         Under the Agreement, the Adviser renders significant administrative services (not otherwise provided by third parties) necessary for the Fund's operations as an open-end investment company including, but not limited to, preparing reports and notices to the Directors and shareholders; supervising, negotiating contractual arrangements with, and monitoring various third-party service providers to the Fund (such as the Fund's transfer agent, pricing agents, custodian, accountants and others); preparing and making filings with the Commission and other regulatory agencies; assisting in the preparation and filing of the Fund's federal, state and local tax returns; preparing and filing the Fund's federal excise tax returns; assisting with investor and public relations matters; monitoring the valuation of securities and the calculation of net asset value; monitoring the registration of shares of the Fund under applicable federal and state securities laws; maintaining the Fund's books and records to the extent not otherwise maintained by a third party; assisting in establishing accounting policies of the Fund; assisting in the resolution of accounting and legal issues; establishing and monitoring the Fund's operating budget; processing the payment of the Fund's bills; assisting the Fund in, and otherwise arranging for, the payment of distributions and dividends and otherwise assisting the Fund in the conduct of its business, subject to the direction and control of the Directors.

         The Adviser pays the compensation and expenses (except those of attending Board and committee meetings outside New York, New York or Boston, Massachusetts) of all Directors, officers and executive employees of the Fund affiliated with the Adviser and makes available, without expense to the Fund, the services of such Directors, officers and employees of the Adviser as may duly be elected officers of the Fund, subject to their individual consent to serve and to any limitations imposed by law, and provides the Fund's office space and facilities.


         On September 5, 1996, the Fund's Board of Directors approved a new Investment Management Agreement (the "Management Agreement") with Scudder, Stevens & Clark, Inc. (the "Adviser"). The management fee payable under the Management Agreement is equal to an annual rate of approximately 0.90% of the first $500,000,000 of average daily net assets, 0.85% of the next $500,000,000 of such net assets, 0.80% of the next $1,000,000,000 of such net assets, 0.75% of the next $1,000,000,000 of such net assets, and 0.70% of such net assets in excess of $3,000,000,000, computed and accrued daily and payable monthly.

         Under the Investment Management Agreement between the Fund and the Adviser which was in effect prior to September 5, 1996 (the "Agreement"), the Fund agreed to pay to the Adviser a fee equal to an annual rate of 0.90% on the first $500,000,000 of the Fund's average daily net assets, 0.85% on the next $500,000,000, 0.80% on the next $1,000,000,000, and 0.75% of such net assets in excess of $2,000,000,000, computed and accrued daily and payable monthly.

         The net investment advisory fees for the fiscal years ended March 31, 1997, 1996 and 1995 were $20,989,160, $19,502,443 and $19,032,146, respectively.


         Under the Agreement the Fund is responsible for all of its other expenses including: fees and expenses incurred in connection with membership in investment company organizations; brokers' commissions; legal, auditing and accounting expenses; the calculation of net asset value; taxes and governmental fees; the fees and expenses of the Transfer Agent; the cost of preparing share certificates or any other expenses of issue, sale, underwriting, distribution, redemption or repurchase of shares; the expenses of and the fees for registering or qualifying securities for sale; the fees and expenses of Directors, officers and employees of the Fund who are not affiliated with the Adviser; the cost of printing and distributing reports and notices to stockholders; and the fees and disbursements of custodians. The Fund may arrange to have third parties assume all or part of the expenses of sale, underwriting and distribution of shares of the Fund. The Fund is also responsible for its expenses of shareholders' meetings, the cost of responding to shareholders' inquiries, and its expenses incurred in connection with litigation, proceedings and claims and the legal obligation it may have to indemnify its officers and Directors of the Fund with respect thereto.

         The Agreement expressly provides that the Adviser shall not be required to pay a pricing agent of the Fund for portfolio pricing services, if any.

         The Agreement also provides that the Fund may use any name derived from the name "Scudder, Stevens & Clark" only as long as the Agreement or any extension, renewal or amendment thereof remains in effect.

         In reviewing the terms of the Agreement and in discussions with the Adviser concerning such Agreement, the Directors of the Fund who are not "interested persons" of the Adviser are represented by independent counsel at the Fund's expense.

         The Agreement provides that the Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with matters to which the Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard by the Adviser of its obligations and duties under the Agreement.

         Officers and employees of the Adviser from time to time may have transactions with various banks, including the Fund's custodian bank. It is the Adviser's opinion that the terms and conditions of those transactions which have occurred were not influenced by existing or potential custodial or other Fund relationships.

         None of the officers or Directors of the Fund may have dealings with the Fund as principals in the purchase or sale of securities, except as individual subscribers to or holders of shares of the Fund.

Personal Investments by Employees of the Adviser

     Employees of the Adviser are permitted to make personal securities transactions, subject to requirements and restrictions set forth in the
Adviser's Code of Ethics. The Code of Ethics contains provisions and requirements designed to identify and address certain conflicts of interest between personal investment activities and the interests of investment advisory clients such as the Fund. Among other things, the Code of Ethics, which generally complies with standards recommended by the Investment Company Institute's Advisory Group on Personal Investing, prohibits certain types of transactions absent prior approval, imposes time periods during which personal transactions may not be made in certain securities, and requires the submission of duplicate broker confirmations and monthly reporting of securities transactions. Additional restrictions apply to portfolio managers, traders, research analysts and others involved in the investment advisory process. Exceptions to these and other provisions of the Code of Ethics may be granted in particular circumstances after review by appropriate personnel.

                             DIRECTORS AND OFFICERS

                                                                                               Position with
                                                                                               Underwriter,
                                                                                               Scudder Investor
Name, Age, and Address         Position with Fund       Principal Occupation**                 Services, Inc.
----------------------         ------------------       ----------------------                 ----------------

Daniel Pierce (63)+*           Chairman of the Board    Chairman of the Board and Managing     Vice President,
                               and Director             Director of Scudder, Stevens &         Director & Assistant
                                                        Clark, Inc.                            Treasurer

Nicholas Bratt (49)#*          President and Director   Managing Director of Scudder,          --
                                                        Stevens & Clark, Inc.

Paul Bancroft III (67)         Director                 Venture Capitalist and Consultant;     --
1120 Cheston Lane                                       Retired President, Chief Executive
Queenstown, MD 21658                                    Officer and Director, Bessemer
                                                        Securities Corporation

Thomas J. Devine (70)          Director                 Consultant                             --
641 Lexington Avenue
New York, NY  10022

Keith R. Fox (43)              Director                 President, Exeter Capital Management   --
10 East 53rd Street                                     Corporation
New York, NY  10022

William H. Gleysteen, Jr.      Director                 Consultant; Guest Scholar, Brookings   --
(71)                                                    Institute


                                       38

                                                                                               Position with
                                                                                               Underwriter,
                                                                                               Scudder Investor
Name, Age, and Address         Position with Fund       Principal Occupation**                 Services, Inc.
----------------------         ------------------       ----------------------                 ----------------

David S. Lee (63)+ *@          Director,                Managing Director of Scudder,          President, Assistant
                               Vice President and       Stevens & Clark, Inc.                  Treasurer and Director
                               Assistant Treasurer

William H. Luers (68)          Director                 President, The Metropolitan Museum    --
The Metropolitan                                        of Art (1986 to present)
Museum of Art
1000 Fifth Avenue
New York, NY 10028

Wilson Nolen (70)              Director                 Consultant (1989 to present);          --
1120 Fifth Avenue                                       Corporate Vice President, Becton,
New York, NY 10128                                      Dickinson & Company (manufacturer of
                                                        medical and scientific products)
                                                        until 1989

Kathryn L. Quirk (44)#@        Director; Vice           Managing Director of Scudder,          Vice President
                               President and            Stevens & Clark, Inc.
                               Assistant Secretary

Gordon Shillinglaw (72)        Director                 Professor Emeritus of Accounting,      --
196 Villard Avenue                                      Columbia University Graduate School
Hastings-on-Hudson, NY 10706                            of Business

Robert G. Stone, Jr. (74)      Honorary Director        Chairman Emeritus and Director,        --
405 Lexington Avenue                                    Kirby Corporation (inland and
New York, NY 10174                                      offshore marine transportation and
                                                        diesel repairs)

Robert W. Lear (80)            Honorary Director        Executive-in-Residence,                --
429 Silvermine Road                                     Visiting Professor,
New Canaan, CT 06840                                    Columbia University
                                                        Graduate School of Business

Elizabeth J. Allan (44) #      Vice President           Principal of Scudder, Stevens &       --
                                                        Clark, Inc.

Joyce E. Cornell (53)#         Vice President           Managing Director of Scudder,          --
                                                        Stevens & Clark, Inc.

Carol L. Franklin (44)#        Vice President           Managing Director of Scudder,          --
                                                        Stevens & Clark, Inc.

Edmund B. Games, Jr. (60)+     Vice President           Principal of Scudder, Stevens &       --
                                                        Clark, Inc.

Jerard K. Hartman (64) #       Vice President           Managing Director of Scudder,         --
                                                        Stevens & Clark, Inc.


                                       39

                                                                                               Position with
                                                                                               Underwriter,
                                                                                               Scudder Investor
Name, Age, and Address         Position with Fund       Principal Occupation**                 Services, Inc.
----------------------         ------------------       ----------------------                 ----------------

Thomas W. Joseph (58)+         Vice President           Principal of Scudder, Stevens &        Vice President,
                                                        Clark, Inc.                            Director, Treasurer &
                                                                                               Assistant Clerk

Thomas F. McDonough (50)+      Vice President and       Principal of Scudder, Stevens &        Clerk
                               Secretary                Clark, Inc.

Pamela A. McGrath (43)+        Vice President and       Managing Director of Scudder,         --
                               Treasurer                Stevens & Clark, Inc.

Edward J. O'Connell (52)#      Vice President and       Principal of Scudder, Stevens &        Assistant Treasurer
                               Assistant Treasurer      Clark, Inc.


Richard W. Desmond (61)#       Assistant Secretary      Vice President of Scudder, Stevens &   Vice President
                                                        Clark, Inc.


*        Messrs. Lee, Bratt, Pierce and Ms. Quirk are considered by the Fund and its counsel to be persons who are
         "interested persons" of the Adviser or of the Fund within the meaning of the 1940 Act.
**       Unless otherwise stated, all officers and directors have been associated with their respective companies for more than five years, but not necessarily in the same capacity.
@        Mr. Lee and Ms. Quirk are members of the Executive Committee which may exercise substantially all of the powers of the Board of Directors when it is not in session.
+        Address:  Two International Place, Boston, Massachusetts 02110
#        Address:  345 Park Avenue, New York, New York 10154



         As of June 30, 1997, all Directors and officers of the Fund as a group owned beneficially (as that term is defined under Section 13(d) of the Securities Exchange Act) less than 1% of the shares of the Fund outstanding on such date.

         As of June 30, 1997, 3,476,330 shares in the aggregate, 6.48% of the outstanding shares of the Fund, were held in the name of Charles Schwab, c/o Charles Schwab & Co., Inc., Attn: Mutual Fund Department, 101 Montgomery Street, San Francisco, CA 94104-4122, who may be deemed to be the beneficial owner of certain of these shares, but disclaims any beneficial ownership therein.

         To the best of the Fund's knowledge, as of June 30, 1997 no person owned beneficially (as so defined) more than 5% of the Fund's outstanding shares except as stated above.


         The Directors and officers of the Fund also serve in similar capacities with other Scudder Funds.

                                  REMUNERATION


Responsibilities of the Board--Board and Committee Meetings

         The Board of Directors is responsible for the general oversight of each Fund's business. A majority of the Board's members are not affiliated with Scudder, Stevens & Clark, Inc. (the "Adviser"). These "Independent Directors" have primary responsibility for assuring that each Fund is managed in the best interests of its shareholders.

         The Board of Directors meets at least quarterly to review the investment performance of the Fund and other operational matters, including policies and procedures designated to assure compliance with various regulatory requirements. At least annually, the Independent Directors review the fees paid to the Adviser and its affiliates for investment advisory services and other administrative and shareholder services. In this regard, they evaluate, among other things, the Fund's investment performance, the quality and efficiency of the various other services provided, costs incurred by the Adviser and its affiliates, and comparative information regarding fees and expenses of competitive funds. They are assisted in this process by the Fund's independent public accountants and by independent legal counsel selected by the Independent Directors.

         All of the Independent Directors serve on the Committee on Independent Directors, which nominates Independent Trustees and considers other related matters, and the Audit Committee, which selects the Fund's independent public accountants and reviews accounting policies and controls. In addition, Independent Directors from time to time have established and served on task forces and subcommittees focusing on particular matters such as investment, accounting and shareholder service issues.

         The Independent Directors met nineteen times during 1996, including Board and Committee meetings and meetings to review each Fund's contractual arrangements as described above. All of the Independent Directors attended 97.4% of all such meetings.

Compensation of Officers and Directors

         The  Independent  Directors  receive the  following  compensation  from
Funds: an annual director's fee of $4,000; a fee of $400 for attendance at each Board meeting, audit committee meeting, or other meeting held for the purposes of considering arrangements between the Funds and the Adviser or any affiliate of the Adviser; $150 for any other committee meeting (although in some cases the Independent Directors have waived committee meeting fees); and reimbursement of expenses incurred for travel to and from Board Meetings. No additional compensation is paid to any Independent Director for travel time to meetings, attendance at directors' educational seminars or conferences, service on industry or association committees, participation as speakers at directors' conferences, service on special trustee task forces or subcommittees or service as lead or liaison trustee. Independent Directors do not receive any employee benefits such as pension, retirement or health insurance.

         The Independent Directors also serve in the same capacity for other funds managed by the Adviser. These funds differ broadly in type an complexity and in some cases have substantially different Director fee schedules. The following table shows the aggregate compensation received by each Independent Director during 1996 from the Corporation and from all of Scudder funds as a group.


             Name                 Scudder International Fund, Inc.*        All Scudder Funds
             ----                 ---------------------------------        -----------------

Paul Bancroft III, Director                    $41,486                    $143,358 (16 funds)

Thomas J. Devine, Director                     $44,086                    $156,058 (18 funds)

Keith R. Fox, Director                         $43,486                    $87,508 (10 funds)

William H. Gleysteen, Jr.,                     $44,086                    $130,336 (13 funds)
Director

William H. Luers, Director                     $43,486                    $100,486 (11 funds)

Wilson Nolen, Director                         $45,086                    $165,608 (17 funds)

Dr. Gordon Shillinglaw,                        $45,086                    $119,918 (19 funds)
Director

*    Scudder   International   Fund,  Inc.   consists  of  six  funds:   Scudder
     International Fund, Scudder Latin America Fund, Scudder Pacific Opportunities Fund, Scudder Greater Europe Growth Fund, Scudder Emerging Markets Growth Fund and Scudder International Growth and Income Fund.

         Members of the Board of Directors who are employees of Scudder or its affiliates receive no direct compensation from the Corporation, although they are compensated as employees of Scudder, or its affiliates, as a result of which they may be deemed to participate in fees paid by each Fund.


                                   DISTRIBUTOR


         The Corporation has an underwriting agreement with Scudder Investor Services, Inc. (the "Distributor"), a Massachusetts corporation, which is a subsidiary of the Adviser, a Delaware corporation. The Corporation's underwriting agreement dated September 17, 1992 will remain in effect until September 30, 1997 and from year to year thereafter only if its continuance is approved annually by a majority of the members of the Board of Directors who are not parties to such agreement or interested persons of any such party and either by vote of a majority of the Board of Directors or a majority of the outstanding voting securities of the Fund. The underwriting agreement was last approved by the Directors on September 4-5, 1996.


         Under the underwriting agreement, the Fund is responsible for: the payment of all fees and expenses in connection with the preparation and filing with the Commission of its registration statement and prospectus and any amendments and supplements thereto; the registration and qualification of shares for sale in the various states, including registering the Fund as a broker or dealer in various states as required; the fees and expenses of preparing, printing and mailing prospectuses annually to existing shareholders (see below for expenses relating to prospectuses paid by the Distributor); notices, proxy statements, reports or other communications to shareholders of the Fund; the cost of printing and mailing confirmations of purchases of shares and any prospectuses accompanying such confirmations; any issuance taxes and/or any initial transfer taxes; a portion of shareholder toll-free telephone charges and expenses of shareholder service representatives; the cost of wiring funds for share purchases and redemptions (unless paid by the shareholder who initiates the transaction); the cost of printing and postage of business reply envelopes; and a portion of the cost of computer terminals used by both the Fund and the Distributor.

         The Distributor will pay for printing and distributing prospectuses or reports prepared for its use in connection with the offering of the Fund's shares to the public and preparing, printing and mailing any other literature or advertising in connection with the offering of shares of the Fund to the public. The Distributor will pay all fees and expenses in connection with its qualification and registration as a broker or dealer under federal and state laws, a portion of the cost of toll-free telephone service and expenses of shareholder service representatives, a portion of the cost of computer terminals, and expenses of any activity which is primarily intended to result in the sale of shares issued by the Fund, unless a Rule 12b-1 Plan is in effect which provides that the Fund shall bear some or all of such expenses.

Note: Although the Fund does not currently have a 12b-1 Plan, and the Directors have no current intention of adopting one, the Fund would also pay those fees and expenses permitted to be paid or assumed by the Fund pursuant to a 12b-1 Plan, if any, were adopted by the Fund, notwithstanding any other provision to the contrary in the underwriting agreement.

         As agent, the Distributor currently offers shares of the Fund on a continuous basis to investors in all states in which shares of the Fund may from time to time be registered or where permitted by applicable law. The underwriting agreement provides that the Distributor accepts orders for shares at net asset value as no sales commission or load is charged to the investor. The Distributor has made no firm commitment to acquire shares of the Fund.

                                      TAXES

     (See "Distribution and performance information -- Dividends and capital gains distributions" and "Transaction information--Tax information, Tax identification number" in the Fund's prospectus.)

         The Fund has elected to be treated as a regulated investment company under Subchapter M of the Code, or a predecessor statute and has qualified as such since its inception. Such qualification does not involve governmental supervision or management of investment practices or policy.

         A regulated investment company qualifying under Subchapter M of the Code is required to distribute to its shareholders at least 90 percent of its investment company taxable income (including net short-term capital gain) and generally is not subject to federal income tax to the extent that it distributes annually its investment company taxable income and net realized capital gains in the manner required under the Code.

         The Fund is subject to a 4% nondeductible excise tax on amounts required to be but not distributed under a prescribed formula. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund's ordinary income for the calendar year, at least 98% of the excess of its capital gains over capital losses (adjusted for certain ordinary losses) realized during the one-year period ending October 31 during such year, and all ordinary income and capital gains for prior years that were not previously distributed.

         Investment company taxable income generally is made up of dividends, interest and net short-term capital gains in excess of net long-term capital losses, less expenses. Net realized capital gains for a fiscal year are computed by taking into account any capital loss carryforward of the Fund. Presently, the Fund has no capital loss carryforwards.


         If any net realized long-term capital gains in excess of net realized short-term capital losses are retained by the Fund for reinvestment, requiring federal income taxes to be paid thereon by the Fund, the Fund intends to elect to treat such capital gains as having been distributed to shareholders. As a result, each shareholder will report such capital gains as long-term capital gains, will be able to claim a proportionate share of federal income taxes paid by the Fund on such gains as a credit against the shareholder's federal income tax liability, and will be entitled to increase the adjusted tax basis of the shareholder's Fund shares by the difference between the shareholder's pro rata share of such gains and the shareholder's tax credit.

         Distributions of investment company taxable income are taxable to shareholders as ordinary income.

         Dividends from domestic corporations are not expected to comprise a substantial part of the Fund's gross income. If any such dividends constitute a portion of the Fund's gross income, a portion of the income distributions of the Fund may be eligible for the 70% deduction for dividends received by corporations. Shareholders will be informed of the portion of dividends which so qualify. The dividends-received deduction is reduced to the extent the shares of the Fund with respect to which the dividends are received are treated as debt-financed under federal income tax law and is eliminated if either those shares or the shares of the Fund are deemed to have been held by the Fund or the shareholders, as the case may be, for less than 46 days.


         Properly designated distributions of the excess of net long-term capital gain over net short-term capital loss are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders. Such distributions are not eligible for the dividends-received deduction. Any loss realized upon the redemption of shares held at the time of redemption for six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain during such six-month period.


         Distributions of investment company taxable income and net realized capital gains will be taxable as described above, whether received in shares or in cash. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

         All distributions of investment company taxable income and net realized capital gain, whether received in shares or in cash, must be reported by each shareholder on his or her federal income tax return. Dividends declared in

October, November or December with a record date in such a month will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares, including exchanges for shares of another Scudder Fund, may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.


         An individual may make a deductible IRA contribution of up to $2,000 or, if less, the amount of the individual's earned income for any taxable year only if (i) neither the individual nor his or her spouse (unless filing separate returns) is an active participant in an employer's retirement plan, or (ii) the individual (and his or her spouse, if applicable) has an adjusted gross income below a certain level ($40,050 for married individuals filing a joint return, with a phase-out of the deduction for adjusted gross income between $40,050 and $50,000; $25,050 for a single individual, with a phase-out for adjusted gross income between $25,050 and $35,000). However, an individual not permitted to make a deductible contribution to an IRA for any such taxable year may nonetheless make nondeductible contributions up to $2,000 to an IRA (up to $2,000 per individual for married couples if only one spouse has earned income) for that year. There are special rules for determining how withdrawals are to be taxed if an IRA contains both deductible and nondeductible amounts. In general, a proportionate amount of each withdrawal will be deemed to be made from nondeductible contributions; amounts treated as a return of nondeductible contributions will not be taxable. Also, annual contributions may be made to a spousal IRA even if the spouse has earnings in a given year if the spouse elects to be treated as having no earnings (for IRA contribution purposes) for the year.


         Distributions by the Fund result in a reduction in the net asset value of the Fund's shares. Should a distribution reduce the net asset value below a shareholder's cost basis, such distribution would nevertheless be taxable to the shareholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital. In particular, investors should consider the tax implications of buying shares just prior to a distribution. The price of shares purchased at that time includes the amount of the forthcoming distribution. Those purchasing just prior to a distribution will then receive a partial return of capital upon the distribution, which will nevertheless be taxable to them.

         The Fund intends to qualify for and may make the election permitted under Section 853 of the Code so that shareholders may (subject to limitations) be able to claim a credit or deduction on their federal income tax returns for, and will be required to treat as part of the amounts distributed to them, their pro rata portion of qualified taxes paid by the Fund to foreign countries (which taxes relate primarily to investment income). The Fund may make an election under Section 853 of the Code, provided that more than 50% of the value of the total assets of the Fund at the close of the taxable year consists of securities in foreign corporations. The foreign tax credit available to shareholders is subject to certain limitations imposed by the Code.

         If the Fund does not make the election permitted under section 853 any foreign taxes paid or accrued will represent an expense to the Fund which will reduce its investment company taxable income. Absent this election, shareholders will not be able to claim either a credit or a deduction for their pro rata portion of such taxes paid by the Fund, nor will shareholders be required to treat as part of the amounts distributed to them their pro rata portion of such taxes paid.

         Equity options (including covered call options written on portfolio stock) and over-the-counter options on debt securities written or purchased by the Fund will be subject to tax under Section 1234 of the Code. In general, no loss will be recognized by the Fund upon payment of a premium in connection with the purchase of a put or call option. The character of any gain or loss recognized (i.e. long-term or short-term) will generally depend, in the case of a lapse or sale of the option, on the Fund's holding period for the option, and in the case of the exercise of a put option, on the Fund's holding period for the underlying property. The purchase of a put option may constitute a short sale for federal income tax purposes, causing an adjustment in the holding period of any stock in the Fund's portfolio similar to the stocks on which the index is based. If the Fund writes an option, no gain is recognized upon its receipt of a premium. If the option lapses or is closed out, any gain or loss is treated as short-term capital gain or loss. If a call option is exercised, the character of the gain or loss depends on the holding period of the underlying stock.

         Positions of the Fund which consist of at least one stock and at least one stock option or other position with respect to a related security which substantially diminishes the Fund's risk of loss with respect to such stock could be treated as a "straddle" which is governed by Section 1092 of the Code, the operation of which may cause deferral of losses, adjustments in the holding periods of stocks or securities and conversion of short-term capital losses into long-term capital losses. An exception to these straddle rules exists for certain "qualified covered call options" on stock written by the Fund.

         Many futures and forward contracts entered into by the Fund and listed nonequity options written or purchased by the Fund (including options on debt securities, options on futures contracts, options on securities indices and options on currencies), will be governed by Section 1256 of the Code. Absent a tax election to the contrary, gain or loss attributable to the lapse, exercise or closing out of any such position generally will be treated as 60% long-term and 40% short-term, and on the last trading day of the Fund's fiscal year, all outstanding Section 1256 positions will be marked to market (i.e., treated as if such positions were closed out at their closing price on such day), with any resulting gain or loss recognized as 60% long-term and 40% short-term. Under
Section 988 of the Code, discussed below, foreign currency gain or loss from foreign currency-related forward contracts, certain futures and options and similar financial instruments entered into or acquired by the Fund will be treated as ordinary income or loss.

         Subchapter M of the Code requires the Fund to realize less than 30% of its annual gross income from the sale or other disposition of stock, securities and certain options, futures and forward contracts held for less than three months. The Fund's options, futures and forward transactions may increase the amount of gains realized by the Fund that are subject to this 30% limitation. Accordingly, the amount of such transactions that the Fund may undertake may be limited.

         Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time the Fund accrues receivables or liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain options, futures and forward contracts, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition are also treated as ordinary gain or loss. These gains or losses, referred to under the Code as "Section 988" gains or losses, may increase or decrease the amount of the Fund's investment company taxable income to be distributed to its shareholders as ordinary income.

         If the Fund invests in stock of certain foreign investment companies, the Fund may be subject to U.S. federal income taxation on a portion of any "excess distribution" with respect to, or gain from the disposition of, such stock. The tax would be determined by allocating such distribution or gain ratably to each day of the Fund's holding period for the stock. The distribution or gain so allocated to any taxable year of the Fund, other than the taxable year of the excess distribution or disposition, would be taxed to the Fund at the highest ordinary income rate in effect for such year, and the tax would be further increased by an interest charge to reflect the value of the tax deferral deemed to have resulted from the ownership of the foreign company's stock. Any amount of distribution or gain allocated to the taxable year of the distribution or disposition would be included in the Fund's investment company taxable income and, accordingly, would not be taxable to the Fund to the extent distributed by the Fund as a dividend to its shareholders.

         Proposed regulations have been issued which may allow the Fund to make an election to mark to market its shares of these foreign investment companies in lieu of being subject to U.S. federal income taxation. At the end of each taxable year to which the election applies, the Fund would report as ordinary income the amount by which the fair market value of the foreign company's stock exceeds the Fund's adjusted basis in these shares. No mark to market losses would be recognized. The effect of the election would be to treat excess distributions and gain on dispositions as ordinary income which is not subject to a fund level tax when distributed to shareholders as a dividend. Alternatively, the Fund may elect to include as income and gain its share of the ordinary earnings and net capital gain of certain foreign investment companies in lieu of being taxed in the manner described above.

         If the Fund invests in certain high yield original issue discount obligations issued by corporations, a portion of the original issue discount accruing on the obligation may be eligible for the deduction for dividends received by corporations. In such event, dividends of investment company taxable income received from the Fund by its corporate shareholders, to the extent attributable to such portion of accrued original issue discount, may be eligible for this deduction for dividends received by corporations if so designated by the Fund in a written notice to shareholders.

         The Fund will be required to report to the IRS all distributions of investment company taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of investment company taxable income and capital gains and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax at the rate of 31% in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law. Withholding may also be required if a Fund is notified by the IRS or a broker that the taxpayer identification number furnished by the shareholder is incorrect or that the shareholder has previously failed to report interest or dividend income. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

         Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund's shares.

         The foregoing discussion of U.S. federal income tax law relates solely to the application of that law to U.S. persons, i.e., U.S. citizens and residents and U.S. corporations, partnerships, trusts and estates. Each shareholder who is not a U.S. person should consider the U.S. and foreign tax consequences of ownership of shares of the Fund, including the possibility that such a shareholder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) on amounts constituting ordinary income received by him or her, where such amounts are treated as income from U.S. sources under the Code.

         Shareholders should consult their tax advisers about the application of the provisions of tax law described in this statement of additional information in light of their particular tax situations.

                             PORTFOLIO TRANSACTIONS

Brokerage Commissions

         To the maximum extent feasible, the Adviser places orders for portfolio transactions for the Fund through the Distributor which in turn places orders on behalf of the Fund with issuers, underwriters or other brokers and dealers. The Distributor receives no commissions, fees or other remuneration from the Fund for this service. Allocation of brokerage is supervised by the Adviser.

         The primary objective of the Adviser in placing orders for the purchase and sale of securities for the Fund's portfolio is to obtain the most favorable net results taking into account such factors as price, commission where applicable (negotiable in the case of U.S. national securities exchange transactions but generally fixed in the case of foreign exchange transactions) size of order, difficulty of execution and skill required of the executing broker/dealer. The Adviser seeks to evaluate the overall reasonableness of brokerage commissions paid (to the extent applicable) through the familiarity of the Distributor with commissions charged on comparable transactions, as well as by comparing commissions paid by the Fund to reported commissions paid by others. The Adviser reviews on a routine basis commission rates, execution and settlement services performed, making internal and external comparisons.

         When it can be done consistently with the policy of obtaining the most favorable net results, it is the Adviser's practice to place such orders with brokers and dealers who supply market quotations to the Custodian for appraisal purposes, or who supply research, market and statistical information to the Fund. The term "research, market and statistical information" includes advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; and analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The Adviser is not authorized when placing portfolio transactions for the Fund to pay a brokerage commission (to the extent applicable) in excess of that which another broker might have charged for executing the same transaction solely on account of the receipt of research, market or statistical information. The Adviser will not place orders with brokers or dealers on the basis that the broker or dealer has or has not sold shares of the Fund. Except for implementing the policy stated above, there is no intention to place portfolio transactions with particular brokers or dealers or groups thereof. In effecting transactions in over-the-counter securities, orders are placed with the principal market makers for the security being traded unless, after exercising care, it appears that more favorable results are available otherwise.

         Although certain research, market and statistical information from brokers and dealers can be useful to the Fund and to the Adviser, it is the opinion of the Adviser that such information will only supplement the Adviser's own research effort since the information must still be analyzed, weighed, and reviewed by the Adviser's staff. Such information may be useful to the Adviser in providing services to clients other than the Fund, and not all such information will be used by the Adviser in connection with the Fund. Conversely, such information provided to the Adviser by brokers and dealers through whom other clients of the Adviser effect securities transactions may be useful to the Adviser in providing services to the Fund.

         The Directors intend to review whether the recapture for the benefit of the Fund of some portion of the brokerage commissions or similar fees paid by the Fund on portfolio transactions is legally permissible and advisable. Within the past three years no such recapture has been effected.


         In the fiscal years ended March 31, 1997, 1996 and 1995, the Fund paid brokerage commissions of $5,275,727, $7,301,706 and $5,463,019, respectively. For the fiscal year ended March 31, 1997, $4,915,740 (93%) of the total brokerage commissions paid by the Fund resulted from orders for transactions, placed consistent with the policy of seeking to obtain the most favorable net results, with brokers and dealers who provided supplementary research, market and statistical information to the Fund or the Adviser. The amount of such transactions aggregated $1,688,398,843 (92% of all brokerage transactions). The balance of such brokerage was not allocated to particular broker or dealer with regard to the above-mentioned or other special factors.


Portfolio Turnover


         The Fund's average annual portfolio turnover rate is the ratio of the lesser of sales or purchases to the monthly average value of the portfolio securities owned during the year, excluding all securities with maturities or expiration dates at the time of acquisition of one year or less. The Fund's portfolio turnover rates for the fiscal years ended March 31, 1997 and 1996 were 35.8% and 45.2%, respectively. Purchases and sales are made for the Fund's portfolio whenever necessary, in management's opinion, to meet the Fund's objective.


                                 NET ASSET VALUE


         The net asset value of shares of the Fund is computed as of the close of regular trading on the Exchange on each day the Exchange is open for trading. The Exchange is scheduled to be closed on the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Net asset value per share is determined by dividing the value of the total assets of the Fund, less all liabilities, by the total number of shares outstanding.

         An exchange-traded equity security is valued at its most recent sale price. Lacking any sales, the security is valued at the calculated mean between the most recent bid quotation and the most recent asked quotation (the "Calculated Mean"). Lacking a Calculated Mean, the security is valued at the most recent bid quotation. An equity security which is traded on the Nasdaq Stock Market ("Nasdaq") is valued at its most recent sale price. Lacking any sales, the security is valued at the most recent bid quotation. The value of an equity security not quoted on the Nasdaq System, but traded in another over-the-counter market, is its most recent sale price. Lacking any sales, the security is valued at the Calculated Mean. Lacking a Calculated Mean, the security is valued at the most recent bid quotation.

         Debt securities, other than short-term securities, are valued at prices supplied by the Fund's pricing agent(s) which reflect broker/dealer supplied valuations and electronic data processing techniques. Short-term securities purchased with remaining maturities of sixty days or less shall be valued by the amortized cost method, which the Board believes approximates market value. If it is not possible to value a particular debt security pursuant to these valuation methods, the value of such security is the most recent bid quotation supplied by a bona fide marketmaker. If it is not possible to value a particular debt security pursuant to the above methods, the Adviser may calculate the price of that debt security, subject to limitations established by the Board.


         An exchange traded options contract on securities, currencies, futures and other financial instruments is valued at its most recent sale price on such exchange. Lacking any sales, the options contract is valued at the Calculated Mean. Lacking any Calculated Mean, the options contract is valued at the most recent bid quotation in the case of a purchased options contract, or the most recent asked quotation in the case of a written options contract. An options contract on securities, currencies and other financial instruments traded over-the-counter is valued at the most recent bid quotation in the case of a purchased options contract and at the most recent asked quotation in the case of a written options contract. Futures contracts are valued at the most recent settlement price. Foreign currency exchange forward contracts are valued at the value of the underlying currency at the prevailing exchange rate.

         If a security is traded on more than one exchange, or upon one or more exchanges and in the over-the-counter market, quotations are taken from the market in which the security is traded most extensively.

         If, in the opinion of the Fund's Valuation Committee, the value of a portfolio asset as determined in accordance with these procedures does not represent the fair market value of the portfolio asset, the value of the portfolio asset is taken to be an amount which, in the opinion of the Valuation Committee, represents fair market value on the basis of all available information. The value of other portfolio holdings owned by the Fund is determined in a manner which, in the discretion of the Valuation Committee most fairly reflects fair market value of the property on the valuation date.

         Following the valuations of securities or other portfolio assets in terms of the currency in which the market quotation used is expressed ("Local Currency"), the value of these portfolio assets in terms of U.S. dollars is calculated by converting the Local Currency into U.S. dollars at the prevailing currency exchange rate on the valuation date.

                             ADDITIONAL INFORMATION

Experts

         The Financial Highlights of the Fund included in the prospectus and the Financial Statements incorporated by reference in this Statement of Additional Information have been so included or incorporated by reference in reliance on the report of Coopers & Lybrand L.L.P., One Post Office Square, Boston, Massachusetts 02109, independent accountants, and given on the authority of that firm as experts in accounting and auditing.

Other Information

         Many of the investment changes in the Fund will be made at prices different from those prevailing at the time they may be reflected in a regular report to shareholders of the Fund. These transactions will reflect investment decisions made by the Adviser in the light of its other portfolio holdings and tax considerations and should not be construed as recommendations for similar action by other investors.

         The CUSIP number of the Fund is 811165-10-9.

         The Fund has a fiscal year end of March 31.

         The Fund employs Brown Brothers Harriman and Company, 40 Water Street, Boston, Massachusetts 02109 as Custodian for the Fund.

         The law firm of Dechert Price & Rhoads is counsel to the Fund.


         Scudder Service Corporation ("Service Corporation"), P.O. Box 2291, Boston, Massachusetts, 02107-2291, a subsidiary of the Adviser, is the transfer and dividend disbursing agent for the Fund. Service Corporation also serves as shareholder service agent and provides subaccounting and recordkeeping services for shareholder accounts in certain retirement and employee benefit plans. The Fund pays Service Corporation an annual fee of $26.00 for each retail account and $29.00 for each retirement account. Included in services to shareholders was $3,050,321 charged to the Fund by Scudder Service Corporation during the fiscal year ended March 31, 1997, of which $296,627 was unpaid at March 31, 1997.

         Scudder Fund Accounting Corporation, Two International Place, Boston, Massachusetts, 02110-4103, a subsidiary of the Adviser, computes net asset value for the Fund. The Fund pays Scudder Fund Accounting Corporation an annual fee equal to 0.065% of the first $150 million of average daily net assets, 0.040% of such assets in excess of $150 million, 0.020% of such assets in excess of $1 billion, plus holding and transaction charges for this service. For the year ended March 31, 1997, Scudder Fund Accounting Corporation's fee aggregated $795,122, of which $65,991 was unpaid at March 31, 1997.

         Scudder Trust Company, an affiliate of the Adviser, provides subaccounting and recordkeeping services for shareholder accounts in certain retirement and employee benefit plans. Annual service fees are paid by the Fund to Scudder Trust Company, Two International Place, Boston, Massachusetts
02110-4103, an affiliate of the Adviser, for such accounts. The Fund pays Scudder Trust Company an annual fee of $17.55 per shareholder account. The Fund incurred fees of $930,582, $520,034 and $351,249 during the fiscal years ended March 31, 1997, 1996 and 1995, respectively, of which $111,209 was unpaid at March 31, 1997 for the fiscal year ended March 31, 1997.


         The Fund's prospectus and this Statement of Additional Information omit certain information contained in the Registration Statement which the Fund has filed with the Commission under the Securities Act of 1933 and reference is hereby made to the Registration Statement for further information with respect to the Fund and the securities offered hereby. This Registration Statement and its amendments are available for inspection by the public at the Commission in Washington, D.C.

                              FINANCIAL STATEMENTS


         The financial statements, including the investment portfolio of the Fund, together with the Report of Independent Accountants, Financial Highlights and notes to financial statements in the Annual Report to the Shareholders of the Fund dated March 31, 1997 are incorporated herein by reference and are hereby deemed to be a part of this Statement of Additional Information by reference in its entirety.

                                    APPENDIX

         The following is a description of the ratings given by Moody's and S&P to corporate bonds.

Ratings of Corporate Bonds

         S&P: Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong. Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree. Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories. Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

         Debt rated BB, B, CCC, CC and C is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions.

         Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating. Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.

         Debt rated CCC has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating. The rating CC typically is applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating. The rating C typically is applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued. The rating C1 is reserved for income bonds on which no interest is being paid. Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period had not expired, unless S&P believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

         Moody's: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

         Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings. Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Scudder
International
Fund

Annual Report
March 31, 1997

Pure No-Load(TM) Funds


A fund offering opportunities for long-term growth of capital primarily from foreign equity securities.


A pure no-load(TM) fund with no commissions to buy, sell, or exchange shares.

SCUDDER

                                Table of Contents

   2  In Brief

   3  Letter from the Fund's Chairman

   4  Performance Update

   5  Portfolio Summary

   6  Portfolio Management Discussion

  10  Investment Portfolio

  16  Financial Statements

  19  Financial Highlights

  20  Notes to Financial Statements

  24  Report of Independent Accountants

  25  Tax Information

  28  Officers and Directors

  29  Investment Products and Services

  30  Scudder Solutions


                                    In Brief


o For the fiscal year ended March 31, 1997, Scudder International Fund provided a total return of 10.74%, comparing very favorably to the unmanaged MSCI EAFE plus Canada Index as world equity markets provided mixed performance over the period.

o We continue to see many investment opportunities in Europe, where the Fund is focusing on companies which are restructuring to build value for their shareholders.

o Valuations in Japan have become more favorable, and Fund holdings there are tilted toward globally competitive technology exporters positioned to benefit from a weak yen.

o Morningstar assigned the Fund an overall 4-star rating for its risk-adjusted performance among 939 international equity funds as of March 31, 1997.*



* Morningstar ratings are subject to change monthly and are calculated from the Fund's three-, five-, and ten-year average annual returns in excess of 90-day Treasury bill returns with appropriate fee adjustments, and a risk factor that reflects Fund performance below 90-day T-bill returns. In an investment category, 10% of funds receive 5 stars and the next 22.5% receive 4 stars. In the international equity category, the Fund received a 4-star rating for the three-, five-, and ten-year periods, among 478, 219, and 79 Funds, respectively. Past performance is no guarantee of future results.


                             2 - SCUDDER INTERNATIONAL FUND

                         Letter From the Fund's Chairman


Dear Shareholders,

     We are pleased to present the annual report for Scudder International Fund for the fiscal year ended March 31, 1997. As outlined in the portfolio management discussion that follows, the Fund provided a strong total return over the period of 10.74%. Economic reforms, corporate restructurings, and improving growth prospects are providing a favorable backdrop in many non-U.S. investment venues. We believe Scudder International Fund remains an attractive alternative for investors seeking broad-based exposure to the opportunities for capital appreciation to be found in overseas equity markets.

     We are also pleased with the recognition that the Scudder Fund family has recently received from Morningstar. This fund rating service recently ranked the Scudder Family of Funds in the top 4 among 20 leading mutual fund companies for stability in management and conformity to investment style.* According to Morningstar, these attributes "... can be hard to come by in the fund industry. In fact, investors can't be sure who'll sign next quarter's shareholder letter, or that this month's large-cap growth fund will still be a large-cap growth fund next month. But a few fund families have done a better job than most at retaining talent and keeping their funds predictable." We will seek to maintain this track record of consistent management.

     For those of you who are interested in new products and services, we recently introduced the Scudder Pathway Series. Pathway simplifies investing through the "fund of funds" approach offering four distinct portfolios:
Conservative, Balanced, Growth, and International. Each portfolio invests in a select mix of Scudder Funds, providing flexibility, diversification, and simplicity for regular and retirement plan investors. For more complete information on Scudder products and services, please turn to page 29.

     Thank you for your continued investment in Scudder International Fund. If you have questions about your account, please call our Investor Relations representatives at 1-800-225-2470; they will be happy to assist you. You can also obtain information by visiting our Internet web site at http://funds.scudder.com.

     Sincerely,

     /s/Daniel Pierce
     Daniel Pierce
     Chairman,
     Scudder International Fund


* Morningstar Investor, February 1997

                             3 - SCUDDER INTERNATIONAL FUND

PERFORMANCE UPDATE as of March 31, 1997
----------------------------------------------------------------
Fund Index Comparisons
----------------------------------------------------------------

                            Total Return
Period           Growth    --------------
Ended              of                Average
3/31/97         $10,000   Cumulative  Annual
--------------------------------------------
Scudder International Fund
--------------------------------------------
1 Year          $ 11,074    10.74%    10.74%
5 Year          $ 17,322    73.22%    11.61%
10 Year         $ 23,456   134.56%     8.90%
--------------------------------------------
MSCI EAFE & Canada Index
--------------------------------------------
1 Year          $ 10,212     2.12%     2.12%
5 Year          $ 16,493    64.93%    10.52%
10 Year         $ 17,935    79.35%     6.01%
--------------------------------------------

-----------------------------------------------------------------
Growth of a $10,000 Investment
-----------------------------------------------------------------

A chart in the form of a line graph appears here, illustrating the Growth of a $10,000 Investment.
The data points from the graph are as follows:

SCUDDER INTERNATIONAL FUND
Year            Amount
----------------------
87             $10,000
88             $ 9,953
89             $11,379
90             $13,323
91             $13,517
92             $13,541
93             $14,776
94             $18,129
95             $17,763
96             $21,181
97             $23,456

MSCI EAFE & CANADA INDEX
Year            Amount
----------------------
87             $10,000
88             $11,560
89             $12,907
90             $11,503
91             $11,784
92             $10,874
93             $12,068
94             $14,710
95             $15,593
96             $17,563
97             $17,935

Yearly periods ended March 31

The Morgan Stanley Capital International (MSCI) Europe, Australia, the Far
East (EAFE) & Canada Index is an unmanaged capitalization-weighted measure of stock markets in Europe, Australia, the Far East and Canada. Index returns assume dividends reinvested net of withholding tax and, unlike Fund returns, do not reflect any fees or expenses.

-----------------------------------------------------------------
Returns and Per Share Information
-----------------------------------------------------------------

A chart in the form of a bar graph appears here, illustrating the Fund Total Return (%) and Index Total
Return (%) with the exact data points listed in the table below.

Yearly Periods Ended March 31

                       1988     1989      1990      1991      1992      1993      1994      1995      1996      1997
                     ------------------------------------------------------------------------------------------------
NET ASSET VALUE...   $ 33.43  $ 34.79   $ 37.00   $ 34.69   $ 34.36   $ 35.69   $ 42.96   $ 39.72   $ 45.71   $ 48.07
INCOME DIVIDENDS..   $   .82  $   .13   $   .43   $   .74   $     -   $   .83   $   .69   $     -   $   .40   $  1.28
CAPITAL GAINS
DISTRIBUTIONS.....   $  9.39  $  3.06   $  3.15   $  1.98   $   .40   $   .86   $   .09   $  2.42   $  1.18   $  1.19
FUND TOTAL
RETURN (%)........      -.47    14.34     17.08      1.46       .18      9.12     22.69     -2.02     19.25     10.74
INDEX TOTAL
RETURN (%)........     15.60    11.64    -10.87      2.44     -7.73     10.99     21.87      6.02     12.62      2.12

All performance is historical, assumes reinvestment of all dividends and capital gains, and is not indicative of future results. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased.

                         4 - SCUDDER INTERNATIONAL FUND

PORTFOLIO SUMMARY as of March 31, 1997

---------------------------------------------------------------------------
Geographical
(Excludes 7% Cash Equivalents)
---------------------------------------------------------------------------
Europe                             61%
Japan                              15%
Pacific Basin                      13%
Latin America                       9%
Canada                              2%
--------------------------------------
                                  100%
--------------------------------------

A graph in the form of a pie chart appears here, illustrating the exact data points in the above table.

The portfolio is overweighted in
Europe, where we see many
opportunities, at the expense of
Japan.

--------------------------------------------------------------------------
Sectors
(Excludes 7% Cash Equivalents)
--------------------------------------------------------------------------
Manufacturing                      24%
Financial                          14%
Durables                            8%
Utilities                           7%
Communications                      6%
Energy                              6%
Health                              6%
Service Industries                  5%
Media                               4%
Other                              20%
--------------------------------------
                                  100%
--------------------------------------

A graph in the form of a pie chart appears here, illustrating the exact data points in the above table.

Many overseas manufacturing and
financial companies are
beneficiaries of corporate
restructuring and economic reform.

--------------------------------------------------------------------------
Ten Largest Equity Holdings
(14% of Portfolio)
--------------------------------------------------------------------------
1.   TELECOMUNICACOES BRASILEIRAS S.A.
     Telecommunication services
2.   AEGON INSURANCE GROUP NV
     Insurance company
3.   BAYER AG CHEMICAL PRODUCER
4.   ZENECA GROUP PLC
     Pharmaceuticals and agrochemicals
     holding company
5.   L.M. ERICSSON TELEPHONE CO.
     Manufacturer of cellular telephone
     equipment
6.   SMITHKLINE BEECHAM PLC
     Maker of ethical drugs and healthcare products
7.   VEBA AG
     Electric utility, oil and chemical distributor
8.   CENTRAIS ELECTRICAS BRASILEIRAS S/A
     Electric Utility
9.   DAIMLER-BENZ AG
     Automobile and truck manufacturer
10.  BRITISH PETROLEUM PLC
     International petroleum company

Top holdings include Brazilian
telecommunications and utility
companies in the process of
being privatized.

-----------------------------------------------------------------------------
For more complete details about the Fund's investment portfolio, see page
10. A monthly Investment Portfolio Summary and quarterly Portfolio Holdings are available upon request.

                         5 - SCUDDER INTERNATIONAL FUND

                         Portfolio Management Discussion

Dear Shareholders,

For the fiscal year ended March 31, 1997, Scudder International Fund provided a strong total return of 10.74%. The Fund's performance over the period compares very favorably to the 2.12% return of the unmanaged MSCI Europe, Australia, and Far East plus Canada Index, the Fund's benchmark.

                          European Equities Lead Major
                                     Markets

The period covered by this report saw mixed performance in the world equity markets. Japanese equities remained under pressure for much of the period, as problems in the banking sector, lackluster growth, the selling of cross-holdings, and the absence of domestic retail investors continued to create uncertainty. Weakness in Japan was offset by strong performance from most European markets. Fund performance relative to the benchmark MSCI index benefited over the period from an overweighting of Europe at the expense of Japan. European and Japanese holdings stood at 61% and 15% of equity assets, respectively, as of March 31.

The developments fueling stock prices in Continental Europe were both cyclical and structural. While European fiscal policy remains tight in advance of the Maastricht deadline, falling interest rates and weaker currencies are providing slightly higher-than-expected growth. Ongoing corporate restructuring provided an additional impetus and was reflected in strong performance from core markets such as Germany and France. Smaller European markets fared best led by Finland, where equities were driven up by falling interest rates and excellent performance from Nokia, a portfolio holding and substantial part of that country's market. Despite uncertainty in the first quarter of 1997 over European Monetary Union (EMU), peripheral markets Spain and Portugal turned in excellent performance over the 12-month period, supported by falling interest rates and the expectation that these countries would form part of the first round of EMU.

Emerging markets were mixed, as most Asian countries faltered. Korea and Thailand were particularly hard hit by problems in the banking sector. Hong Kong's market, after excellent performance in 1996, became unsettled in the first quarter of 1997 by an upward trend in U.S. interest rates, local government moves to dampen the property market, and renewed uncertainty over the upcoming transition to Chinese sovereignty. Brazil continued to deliver spectacular returns, propelled by positive news on deregulation and economic reform.

          Economic Reforms, Improved Growth Brighten Investment Outlook

Europe today offers investors a number of opportunities and challenges. From a cyclical standpoint, the combination of low interest rates and weakening currencies is leading to upward revisions in economic growth and corporate earnings forecasts. In addition, there are important structural changes taking place which we believe should have long term benefits to shareholders in European companies. Long-standing political and economic structures are losing viability due to the pressure of global competition, aging dependent


                             6 - SCUDDER INTERNATIONAL FUND
populations, and the limits of fiscal support. There is widespread recognition of the imperative to change -- to deregulate, to privatize, to reduce labor costs, to cut social welfare spending. It will not be an easy evolution and investors may be shaken by transitional jitters from time to time, but the potential rewards are exciting.

The last 12 months marked an important transition point in the development of an equity culture in Continental Europe, as governments pushed ahead with the privatization process. The flotation of Deutsche Telecom in late 1996 was a signal event as the largest single privatization in European stock market history. While the German equity market is among the larger European markets, it is still underdeveloped by international standards. The Deutsche Telecom issue was widely publicized by the government and attracted broad domestic interest. Given the success of the offering, German investors may well be encouraged to consider placing more of their large savings in equities. Elsewhere, the very successful privatization of the final government stake in Telefonica de Espana was recently heralded as the arrival of popular capitalism in Spain, with demand from domestic retail investors far exceeding supply. Emerging market Portugal has made remarkable strides towards the European mainstream, with a virtual doubling of its market capitalization over a four-year period through the privatization process.

In Japan, a falling currency and low interest rates provided critical support for an economy faced with an increase in the consumption tax and ongoing problems in the banking system. Japanese authorities have announced additional measures to deregulate the economy and financial system, most notably plans to remove restrictions on foreign exchange. Economic recovery is forecast for 1997 with an acceleration of growth for 1998. Corporate earnings should improve in a more positive growth environment, with a weaker yen and historically low interest rates providing additional impetus.

The Japanese market is undergoing a secular transition to a valuation structure more in keeping with global standards. While the transition may be a slow one, a greater focus on international accounting standards together with increased consolidation of disclosure from fiscal 1998 forward should bring Japanese corporate accounting closer to that of its global peers. Though deregulation and reform are ongoing and are as important to Japan as to Europe, Japan's pace today is slower and there is further to go.

Smaller Asian equity markets have suffered in recent years as a combination of cyclical forces have slowed growth: restrictive Asian central bank policy, economic weakness in the major export markets of Europe and Japan, and a plunge in the electronics and textile sectors. Looking forward, the outlook varies by market. Thailand and Korea face banking and structural adjustments, while Hong Kong has the special issue of the transition to Chinese sovereignty. In general, though, valuations reflect these uncertainties.

                             7 - SCUDDER INTERNATIONAL FUND

                                Focus on European
                          Restructuring Beneficiaries,
                           Japanese Global Competitors

In Europe, we have emphasized companies which are restructuring and focusing on building value for shareholders, such as Daimler Benz in Germany and Alcatel Alsthom and Generale des Eaux in France. The restructuring theme is also evident in the purchase of VW, which is realizing substantial cost savings by trimming production platforms from 16 to four. We are also positioned in European companies with effective strategies and products in growth markets. These include telecommunication infrastructure provider Nokia in Finland and information technology leader SAP in Germany. A focus on telecommunications stocks in Southern Europe, where restructuring, improved financials, and developing market opportunities have had a positive impact on the bottom line, has been rewarded by excellent stock performance from holdings in Portugal Telecom, Telecom Italia Mobile, and Telefonica de Espana.

Industry consolidation is another theme central to the portfolio. Pharmaceutical holdings Schering, Novartis, Zeneca, and SmithKline Beecham have benefited from merger activity designed to cut costs and to achieve economies of scale in view of global competition. With the German banking sector undergoing fundamental structural change driven by deregulation, technology, and increasing foreign competition, we have taken positions in Commerzbank and Bayerische Vereinsbank, companies we perceive as likely winners in this sector.

Valuations in Japan have become more favorable, but there remains a dichotomy between those companies which have not moved beyond the local economy and those companies which are successful global competitors. We have maintained a portfolio tilt toward high quality technology exporters such as Sony, Canon and Hitachi. We believe that share prices in this group do not fully reflect the increasingly competitive position of these global companies arising from a weak yen, the recovery in semiconductors, and new products. Honda Motors turned in excellent performance over the period as a result of strong demand at home and abroad, including a booming recreational vehicle market. Bridgestone has a strong global position in tires and is a beneficiary of growing demand for cars in Asia. Among domestically-oriented holdings in Japan, telecommunications company DDI is benefiting from high traffic growth in mobile and data communications, has a relatively low investment burden, and is attractively valued by global standards.

Turning to less-developed investment venues, while improving profitability combined with attractive stock valuations following three years of market stagnation may lead to a rebound in selected markets, we remain generally cautious on the smaller bourses in the Pacific Rim. However, despite weakness in the region, several of our holdings turned in excellent performance over the period. Positions such as China Development and Far Eastern Department Store in Taiwan were amply rewarded as the Taiwanese market bucked the regional trend, helped by easier liquidity, relaxed criteria for government pension plan investments, and expectations for stronger growth. In Hong Kong, market jitters

                             8 - SCUDDER INTERNATIONAL FUND
were offset in the portfolio by positive stock selection.

Brazil remains our preferred market in Latin America, as lower inflation and ongoing deregulation have translated into spectacular share price performance. Our focus in Brazil has largely been on a small number of government-controlled companies which are in the process of being restructured prior to their eventual privatization: telecommunications company Telebras, utility Electrobras, and oil company Petrobras. Though we remain cautious on the broader Mexican market, our one position there, Telmex, has performed well. When purchased, the company was one of the few value stories in a market dominated by growth stocks. Telmex has the potential for aggressive cost cutting and is using its large cash reserves to repurchase shares.

Going forward, we will continue to seek opportunities presented by the structural changes well underway in Europe, globally competitive companies in Japan, and select emerging markets. We believe Scudder International Fund remains an appropriate vehicle for investors seeking valuable exposure to overseas equity markets, and we thank you for your continued investment.

Sincerely,

Your Portfolio Management Team


/s/Carol L. Franklin            /s/Nicholas Bratt
Carol L. Franklin                Nicholas Bratt


/s/Irene T. Cheng                /s/Joan R. Gregory
Irene T. Cheng                   Joan R. Gregory


/s/Francisco S. Rodrigo III
Francisco S. Rodrigo III



                           Scudder International Fund:
                          A Team Approach to Investing

  Scudder International Fund is managed by a team of Scudder investment professionals who each play an important role in the Fund's management process. Team members work together to develop investment strategies and select securities for the Fund's portfolio. They are supported by Scudder's large staff of economists, research analysts, traders, and other investment specialists who work in Scudder's offices across the United States and abroad.

  Lead Portfolio Manager Carol L. Franklin joined Scudder International Fund's portfolio management team in 1986 and has been responsible for setting the Fund's investment strategy and overseeing security selection since 1992. Carol, who has 19 years of experience in finance and investing, joined Scudder in 1981. Nicholas Bratt, portfolio manager, directs Scudder's overall global equity investment strategies. Nick joined Scudder and the team in 1976. Irene
  T. Cheng joined Scudder and the team in 1993 as a portfolio manager, and has 12 years of experience in finance and investing. Joan R. Gregory, portfolio manager, focuses on stock selection, a role she has played since she joined Scudder in 1992. Joan, who joined the team in 1994, has been involved with investment in global and international stocks since 1989. Francisco S. Rodrigo III, portfolio manager, joined Scudder and the team in 1994. Francisco has been involved with investment in global and international stocks and bonds as a portfolio manager and analyst since 1989.

                             9 - SCUDDER INTERNATIONAL FUND

                    Investment Portfolio as of March 31, 1997

                                                                                             Principal               Market
                                                                                             Amount (c)             Value ($)
------------------------------------------------------------------------------------------------------------------------------
Repurchase Agreements 1.5%
------------------------------------------------------------------------------------------------------------------------------
Repurchase Agreement with Donaldson, Lufkin & Jenrette
  dated 3/31/97 at 6.375%, to be repurchased at
  $38,943,895 on 4/1/97, collateralized by a
  $39,800,000 U.S. Treasury
                                                                                                                    ----------
  Note, 6.375%, 3/31/01 (Cost $38,937,000) ...........................................        38,937,000            38,937,000
                                                                                                                    ----------
Commercial Paper 5.7%
------------------------------------------------------------------------------------------------------------------------------
Deutsche Bank Financial Inc. Discount Note, 4/2/97 ...................................        20,000,000            19,996,822
Dresdner US Finance Inc. Discount Note, 4/3/97 .......................................        15,000,000            14,995,508
Ford Motor Credit Co. Discount Note, 4/2/97 ..........................................        17,000,000            16,997,497
General Electric Capital Corp. Discount Note, 4/3/97 .................................        45,000,000            44,986,717
Sun Trust Bank Discount Note, 4/3/97 .................................................        20,000,000            19,993,744
Texaco Inc. Discount Note, 4/2/97 ....................................................        30,000,000            29,995,600
------------------------------------------------------------------------------------------------------------------------------
Total Commercial Paper (Cost $146,965,888)                                                                         146,965,888
------------------------------------------------------------------------------------------------------------------------------
Convertible Bonds 0.8%
------------------------------------------------------------------------------------------------------------------------------
Japan 0.5%
Softbank Corp., 0.5%, 3/29/02 ..................................................    JPY    1,500,000,000            12,929,571
                                                                                                                    ----------
Malaysia 0.0%
Renong Berhad ICULS, 4%, 5/21/01 ...............................................    MYR        1,620,000               666,761
                                                                                                                    ----------
Philippines 0.3%
International Container Terminal, Inc., 1.75%, 3/13/04 .........................               7,515,000             7,477,425
------------------------------------------------------------------------------------------------------------------------------
Total Convertible Bonds (Cost $23,114,612)                                                                          21,073,757
------------------------------------------------------------------------------------------------------------------------------
                                                                                               Shares
==============================================================================================================================
Common Stocks 92.0%
------------------------------------------------------------------------------------------------------------------------------
Argentina 0.8%
YPF S.A. "D" (ADR) (Petroleum company) ...............................................           785,000            20,802,500
                                                                                                                    ----------
Australia 1.1%
National Australia Bank, Ltd. (Commercial bank) ......................................         1,141,784            14,455,885
Woodside Petroleum Ltd. (Major oil and gas producer) .................................         1,814,600            13,363,484
                                                                                                                    ----------
                                                                                                                    27,819,369
                                                                                                                    ----------
Brazil 6.9%
Centrais Eletricas Brasileiras S/A "B" (pfd.) (Electric utility) .....................        81,586,227            35,122,322
Companhia Energetica de Minas Gerais (pfd.) (Electric power utility) .................       673,000,000            27,701,487
Companhia Vale do Rio Doce (pfd.) (Diverse mining and industrial complex) ............           710,000            16,187,397
Petroleo Brasileiro S/A (pfd.) (Petroleum company) ...................................       139,000,000            27,622,846
Telecomunicacoes Brasileiras S.A. (pfd.) (Telecommunication services) ................       420,000,000            43,457,163


    The accompanying notes are an integral part of the financial statements.


                        10 -- SCUDDER INTERNATIONAL FUND


                                                                                                                     Market
                                                                                               Shares               Value ($)
------------------------------------------------------------------------------------------------------------------------------

Usinas Siderurgicas de Minas Gerais S/A (pfd.) (Non-coated flat
 products and electrolytic galvanized products) ......................................    24,700,000,000            27,748,879
                                                                                                                   -----------
                                                                                                                   177,840,094
                                                                                                                   -----------
Canada 1.8%
Canadian National Railway Co. (Railroad operator) ....................................           670,000            23,737,585
Canadian Pacific Ltd. (Transportation and natural resource conglomerate) .............           225,000             5,400,000
Canadian Pacific Ltd. (Ord.) .........................................................           711,914            16,995,030
                                                                                                                   -----------
                                                                                                                    46,132,615
                                                                                                                   -----------
Finland 1.2%
Nokia AB Oy "A" (Leading manufacturer of telecommunications equipment and
  cellular telephones) ...............................................................           515,000            30,772,580
                                                                                                                   -----------
France 9.1%
AXA SA (Insurance group providing insurance, finance and real estate services) .......           302,857            20,082,583
Alcatel Alsthom (Manufacturer of transportation,
 telecommunication and energy equipment) .............................................           107,700            13,005,717
Carrefour (Hypermarket operator and food retailer) ...................................            55,800            34,695,485
Compagnie Financiere de Paribas (Finance and investment company) .....................           309,814            21,614,417
Compagnie Generale des Eaux (Water utility) ..........................................           120,000            16,350,521
Lafarge SA (Producer of cement, concrete and aggregates) .............................           220,000            15,274,023
Pinault-Printemps, SA (Distributor of consumer goods) ................................            50,000            21,551,340
Rhone-Poulenc SA "A" (Medical, agricultural and consumer chemicals) ..................           681,912            23,112,985
Schneider SA (Manufacturer of electronic components and automated
 manufacturing systems) ..............................................................           528,223            30,294,382
Total SA "B" (International oil and gas exploration, development and production) .....           363,336            31,509,181
Valeo SA (Automobile and truck components manufacturer) ..............................           122,399             8,244,955
                                                                                                                   -----------
                                                                                                                   235,735,589
                                                                                                                   -----------
Germany 13.3%
BASF AG (Leading international chemical producer) ....................................           771,000            29,120,504
Bayer AG (Leading chemical producer) .................................................           905,000            37,654,077
Bayerische Vereinsbank AG (Commercial bank) ..........................................           550,000            22,784,772
Commerzbank AG* (Worldwide multi-service bank) .......................................           808,400            23,263,309
Daimler-Benz AG (Automobile and truck manufacturer) ..................................           437,000            34,949,520
Hoechst AG (Chemical producer) .......................................................           804,000            32,560,072
Mannesmann AG (Bearer) (Diversified construction and technology company) .............            83,762            32,038,463
RWE AG (pfd.) (Producer and marketer of petroleum and chemical products) .............           846,100            30,536,703
SAP AG (pfd.) (Computer software manufacturer) .......................................           113,000            19,375,300
Schering AG (Pharmaceutical and chemical producer) ...................................           243,000            24,518,525
VEBA AG (Electric utility, distributor of oil and chemicals) .........................           621,500            35,192,251


    The accompanying notes are an integral part of the financial statements.


                         11 -- SCUDDER INTERNATIONAL FUND


                                                                                                                     Market
                                                                                               Shares               Value ($)
------------------------------------------------------------------------------------------------------------------------------
Volkswagen AG* (Leading automobile manufacturer) .....................................            39,550            21,861,571
                                                                                                                   -----------
                                                                                                                   343,855,067
                                                                                                                   -----------
Hong Kong 5.7%
First Pacific Co., Ltd. (International management and investment company) ............        14,387,681            18,289,346
Great Eagle Holdings Ltd. (Property development) .....................................         2,886,000             9,534,709
Guoco Group Ltd. (Investment holding company) ........................................           516,000             2,550,467
HSBC Holdings Ltd. (Bank) ............................................................         1,223,831            28,350,261
Hong Kong & China Gas Co., Ltd. (Gas utility) ........................................         9,734,408            18,278,632
Hong Kong & China Gas Co., Ltd. Warrants* ............................................         1,027,867               464,276
Hutchison Whampoa, Ltd. (Container terminal and real estate company) .................         3,838,584            28,979,979
Kerry Properties Ltd. (Real estate company) ..........................................         8,352,000            18,539,161
Television Broadcasts, Ltd. (Television broadcasting) ................................         5,810,000            23,618,801
                                                                                                                   -----------
                                                                                                                   148,605,632
                                                                                                                   -----------
Hungary 0.1%
First Hungary Fund (Investment company) (b) ..........................................             3,619             3,365,670
                                                                                                                   -----------
Indonesia 1.3%
Asia Pacific Resources International Holdings Ltd.* (Manufacturer of rayon
 fiber for Asian textile markets, owner of world's leading paper pulp mill) ..........           126,600               609,263

Asia Pulp & Paper Co., Ltd.* (ADR) (Producer of pulp and paper) ......................           853,495             8,855,011
HM Sampoerna (Foreign registered) (Tobacco company) ..................................         2,400,000            11,245,314
Indah Kiat Pulp & Paper (Foreign registered) (Producer of pulp and paper) ............         9,056,893             6,695,537
Indah Kiat Pulp & Paper Warrants* ....................................................           822,101               256,800
Pabrik Kertas Tjiwi Kimia (Operator of pulp and paper factory) .......................         5,800,240             5,797,824
                                                                                                                   -----------
                                                                                                                    33,459,749
                                                                                                                   -----------
Italy 1.3%
Telecom Italia Mobile SpA (Ord.) (Cellular telecommunication services) ...............        11,850,000            34,116,059
                                                                                                                   -----------
Japan 13.2%
Bridgestone Corp. (Leading automobile tire manufacturer) .............................         1,505,000            28,233,201
Canon Inc. (Leading producer of visual image and information equipment) ..............         1,488,000            31,884,855
DDI Corp. (Long distance telephone and cellular operator) ............................             2,975            18,787,701
Hitachi Ltd. (General electronics manufacturer) ......................................         2,981,000            26,514,919
Honda Motor Co., Ltd. (Leading automobile and motorcycle manufacturer) ...............           712,000            21,244,279
Jusco Co., Ltd. (Major supermarket operator) .........................................           662,000            18,200,049
Keyence Corp. (Specialized manufacturer of sensors) ..................................           239,800            27,340,341
Kokuyo (Leading manufacturer of paper stationery) ....................................           580,000            12,662,731
Mabuchi Motor Co., Ltd. (Manufacturer of DC motors) ..................................            80,300             3,954,290
Matsushita Electric Industrial Co., Ltd.
 (Leading manufacturer of consumer electronic products) ..............................         2,096,000            32,710,277



    The accompanying notes are an integral part of the financial statements.


                         12 -- SCUDDER INTERNATIONAL FUND


                                                                                                                     Market
                                                                                               Shares               Value ($)
------------------------------------------------------------------------------------------------------------------------------
Matsushita Electric Works, Inc. (Leading maker of
 building materials and lighting equipment) ..........................................         1,400,000            12,792,108
Nichiei Co., Ltd. (Finance company for small- and medium-sized firms) ................           255,500            19,833,428
Pioneer Electronics Corp. (Leading manufacturer of audio equipment) ..................           750,000            12,250,344
Ricoh Co., Ltd. (Leading maker of copiers and information equipment) .................         2,130,000            24,284,790
Shiseido Co., Ltd. (Leading cosmetic producer) .......................................           467,000             6,041,886
Sony Corp. (Consumer electronic products manufacturer) ...............................           366,400            25,627,557
Sumitomo Metal Industries, Ltd. (Leading integrated crude steel producer) ............         7,650,000            17,320,288
Sumitomo Metal Mining Co., Ltd. (Leading gold, nickel and
 copper mining company) ..............................................................           480,000             2,899,329
                                                                                                                   -----------
                                                                                                                   342,582,373
                                                                                                                   -----------
Korea 0.3%
Pohang Iron & Steel Co., Ltd. (Leading steel producer) (b) ...........................             7,030               439,856
Pohang Iron & Steel Co., Ltd. (ADR) ..................................................           292,900             6,956,375
                                                                                                                   -----------
                                                                                                                     7,396,231
                                                                                                                   -----------
Malaysia 1.4%
Malayan Banking Berhad (Leading banking and financial services group) ................         1,350,000            15,388,883
Malaysian Airline System Berhad* (Air transportation and related services) ...........         2,481,000             6,607,324
Renong Berhad (Holding company involved in engineering, construction,
 financial services, telecommunication and information technology) ...................         8,100,000            13,727,429
                                                                                                                   -----------
                                                                                                                    35,723,636
                                                                                                                   -----------
Mexico 0.6%
Telefonos de Mexico S.A. de C.V. "L" (ADR) (Telecommunication services) ..............           375,000            14,437,500
                                                                                                                   -----------
Netherlands 5.6%
AEGON Insurance Group NV (Insurance company) .........................................           537,500            37,859,580
Akzo-Nobel NV (Chemical producer) ....................................................           120,000            17,237,463
Elsevier NV (International publisher of scientific, professional,
   business, and consumer information books) .........................................         1,676,000            27,256,392
Heineken Holdings NV "A" (Brewery) ...................................................           160,000            24,143,539
Philips Electronics NV (Leading manufacturer of electrical equipment) ................           447,000            20,854,995
Wolters Kluwer CVA (Publisher) .......................................................           154,963            18,665,463
                                                                                                                   -----------
                                                                                                                   146,017,432
                                                                                                                   -----------
New Zealand 0.0%
Telecom Corp. of New Zealand (Telecommunication services) ............................            64,950               295,541
                                                                                                                   -----------
Norway 0.7%
Saga Petroleum AS "A" (Oil and gas exploration and production) .......................         1,023,200            17,590,566
                                                                                                                   -----------
Philippines 1.6%
C & P Homes, Inc.* (Home construction company) .......................................        30,477,000            14,449,554
Manila Electric Co. "B" (Electric utility) ...........................................         2,275,000            18,120,614


    The accompanying notes are an integral part of the financial statements.


                         13 -- SCUDDER INTERNATIONAL FUND

                                                                                                                     Market
                                                                                               Shares               Value ($)
------------------------------------------------------------------------------------------------------------------------------
SM Prime Holdings Corp. (Leader in commercial center operations) .....................        30,000,000             8,761,616
                                                                                                                   -----------
                                                                                                                    41,331,784
                                                                                                                   -----------
Portugal 0.7%
Cimentos de Portugal SA (Manufacturer of cement, ready mix concrete and aggregates) ..           405,015             8,449,380
Portugal Telecom SA (Telecommunication services) .....................................           239,300             8,907,603
                                                                                                                   -----------
                                                                                                                    17,356,983
                                                                                                                   -----------
Spain 2.5%
Acerinox, S.A. (Stainless steel producer) ............................................           147,800            20,871,421
Banco Popular Espanol, S.A. (Retail bank) ............................................            90,983            16,370,822
Compania Telefonica Nacional de Espana SA (ADR) (Telecommunication services) .........           381,000            27,336,750
                                                                                                                   -----------
                                                                                                                    64,578,993
                                                                                                                   -----------
Sweden 3.9%
AGA AB "B" (Free) (Producer and distributor of industrial and medical gases) .........           766,600            11,606,821
L.M. Ericsson Telephone Co. "B" (ADR) (Leading manufacturer of cellular
  telephone equipment) ...............................................................         1,075,000            36,348,438
S.K.F. AB "B" (Free) (Manufacturer of roller bearings) ...............................           750,000            19,722,687
Skandia Foersaekrings AB (Free) (Financial conglomerate) .............................         1,040,000            32,804,739
                                                                                                                   -----------
                                                                                                                   100,482,685
                                                                                                                   -----------
Switzerland 5.9%
ABB AG (Bearer) (Manufacturer of electrical equipment) ...............................            21,110            25,375,417
Credit Suisse Group (Registered) (Provider of bank services,
 management services and life insurance) .............................................           250,000            30,007,991
Ciba Specialty Chemical* (Registered) (Manufacturer of
 chemical products for plastics, coatings, fibers and fabrics) .......................           135,901            11,236,950
Clariant AG* (Registered) (Manufacturer of color chemicals) ..........................            48,447            23,881,457
Novartis AG* (Bearer) (Pharmaceutical company) .......................................            18,773            23,387,986
Roche Holdings AG* (PC) (Producer of drugs and medicines) ............................             2,960            25,595,609
SGS Holdings SA (Bearer) (Trade inspection company) ..................................             5,755            11,796,310
                                                                                                                   -----------
                                                                                                                   151,281,720
                                                                                                                   -----------
Taiwan 0.7%
China Development Corp. (Provider of loan and guarantee
 services to manufacturing and service industries) ...................................         2,587,500            10,522,876
Far Eastern Department Store (Department store chain) ................................         5,601,750             8,278,548
                                                                                                                   -----------
                                                                                                                    18,801,424
                                                                                                                   -----------
United Kingdom 12.3%
BOC Group PLC (Producer of industrial gases) .........................................           863,709            13,611,271
British Petroleum PLC (Major integrated world oil company) ...........................         3,005,199            34,901,464


    The accompanying notes are an integral part of the financial statements.


                         14 -- SCUDDER INTERNATIONAL FUND


                                                                                                                     Market
                                                                                               Shares               Value ($)
------------------------------------------------------------------------------------------------------------------------------
Carlton Communications PLC (Television post production products and services) ........         3,487,500            29,832,062
General Electric Co., PLC (Manufacturer of power, communications and
 defense equipment and other various electrical components) ..........................         4,450,000            27,377,723
Glaxo Wellcome PLC (Pharmaceutical company) ..........................................         1,095,000            20,102,220
Pearson PLC (Diversified media and entertainment holding company) ....................         1,619,000            19,521,651
PowerGen PLC (Electric utility) ......................................................         2,538,059            24,800,125
RTZ Corp., PLC (Mining and finance company) ..........................................         1,688,460            26,747,474
Reuters Holdings PLC (International news agency) .....................................         2,219,600            22,637,691
SmithKline Beecham PLC (Manufacturer of ethical drugs and healthcare products) .......         2,383,476            35,444,179
WPP Group PLC (Advertising agency) ...................................................         6,215,000            26,070,360
Zeneca Group PLC (Holding company: manufacturing and marketing of
 pharmaceutical and agrochemical products and specialty chemicals) ...................         1,285,000            37,266,716
                                                                                                                   -----------
                                                                                                                   318,312,936
------------------------------------------------------------------------------------------------------------------------------
Total Common Stocks (Cost $1,716,243,233)                                                                        2,378,694,728
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Total Investment Portfolio - 100.0% (Cost $1,925,260,733) (a)                                                    2,585,671,373
------------------------------------------------------------------------------------------------------------------------------

*     Non-income producing security.

(a) The cost for federal income tax purposes was $1,935,783,363. At March 31, 1997, net unrealized appreciation for all securities based on tax cost was $649,888,010. This consisted of aggregate gross unrealized appreciation for all securities in which there was an excess of market value over tax cost of $686,152,816 and aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over market value of $36,264,806.

(b) Securities valued in good faith by the Valuation Committee of the Board of Directors at fair value amounted to $3,805,526 (.15% of net assets). Their values have been estimated by the Valuation Committee in the absence of readily ascertainable market values. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the difference could be material. The cost of these securities at March 31, 1997 aggregated $4,402,614. These securities may also have certain restrictions as to resale.

(c)   Principal amount is stated in U.S. dollars unless otherwise specified.

       Currency Abbreviations:     JPY  Japanese Yen    MYR  Malaysian Ringgit

      Transactions in written call options during the year ended March 31, 1997 were:

                                                                    Premiums
                                            Principal Amount       Received ($)
                                       -----------------------------------------
       Outstanding at
           March 31, 1996 .............   JPY   32,532,000,000     12,317,038
           Contracts written ..........   JPY   34,500,000,000      5,801,750
           Contracts closed ...........   JPY  (53,852,000,000)   (13,849,598)
           Contracts expired ..........   JPY  (13,180,000,000)    (4,269,190)
                                       -----------------------------------------
       Outstanding at
           March 31, 1997 .............   JPY               --             --
                                               ===============    ===========

    The accompanying notes are an integral part of the financial statements.


                         15 -- SCUDDER INTERNATIONAL FUND

                              Financial Statements

                       Statement of Assets and Liabilities
                              as of March 31, 1997


Assets
----------------------------------------------------------------------------------------------------------
                  Investments, at market (identified cost $1,925,260,733) ...............   $2,585,671,373
                  Foreign currency holdings, at market (identified cost $661,283) .......          644,512
                  Receivable on investments sold ........................................       22,346,663
                  Receivable on Fund shares sold ........................................          427,141
                  Dividends and interest receivable .....................................        7,588,958
                  Foreign taxes recoverable .............................................        1,802,579
                  Other assets ..........................................................           65,085
                                                                                            --------------
                  Total assets ..........................................................    2,618,546,311
Liabilities
----------------------------------------------------------------------------------------------------------
                  Payable for investments purchased .....................................       28,939,107
                  Due to custodian bank .................................................          891,121
                  Payable for Fund shares redeemed ......................................        2,910,287
                  Accrued management fee ................................................        1,752,228
                  Other payables and accrued expenses ...................................        1,022,882
                                                                                            --------------
                  Total liabilities .....................................................       35,515,625
                  ----------------------------------------------------------------------------------------
                  Net assets, at market value                                               $2,583,030,686
                  ----------------------------------------------------------------------------------------
Net Assets
----------------------------------------------------------------------------------------------------------
                  Net assets consist of:
                  Undistributed net investment income ...................................        1,417,347
                  Unrealized appreciation (depreciation) on:
                     Investments ........................................................      660,410,640
                     Foreign currency related transactions ..............................          (89,236)
                  Accumulated net realized gain .........................................          249,360
                  Paid-in capital .......................................................    1,921,042,575
                  ----------------------------------------------------------------------------------------
                  Net assets, at market value                                               $2,583,030,686
                  ----------------------------------------------------------------------------------------
Net Asset Value
----------------------------------------------------------------------------------------------------------
                  Net Asset Value, offering and redemption price per share
                    ($2,583,030,686/53,734,143 shares of capital stock outstanding,         --------------
                    $.01 par value, 200,000,000  shares authorized) ......................  $        48.07
                                                                                            --------------


 The accompanying notes are an integral part of the financial statements.


                         16 -- SCUDDER INTERNATIONAL FUND

                             Statement of Operations
                            year ended March 31, 1997


Investment Income
----------------------------------------------------------------------------------------------------------
                  Income:

                  Interest (net of foreign taxes withheld of $10,018) ...................        7,385,262
                                                                                             -------------
                                                                                                45,699,933
                                                                                             -------------
                  Expenses:
                  Management fee ........................................................       20,989,160
                  Services to shareholders ..............................................        4,647,354
                  Custodian and accounting fees .........................................        2,741,989
                  Directors' fees and expenses ..........................................           61,815
                  Reports to shareholders ...............................................          464,757
                  Auditing ..............................................................          138,975
                  Legal .................................................................           57,268
                  Registration fees .....................................................           64,044
                  Other .................................................................          230,086
                                                                                             -------------
                                                                                                29,395,448
                  ----------------------------------------------------------------------------------------
                  Net investment income                                                         16,304,485
                  ----------------------------------------------------------------------------------------

Realized and unrealized gain (loss) on investment transactions
----------------------------------------------------------------------------------------------------------
                  Net realized gain from:
                  Investments ...........................................................       61,540,056
                  Written options .......................................................       15,862,488
                  Foreign currency related transactions .................................       27,424,026
                                                                                             -------------
                                                                                               104,826,570
                                                                                             -------------
                  Net unrealized appreciation (depreciation) during the period on:
                  Investments ...........................................................      152,717,827
                  Written options .......................................................      (12,108,301)
                  Foreign currency related transactions .................................          (36,175)
                                                                                             -------------
                                                                                               140,573,351
                  ----------------------------------------------------------------------------------------
                  Net gain on investment transactions                                          245,399,921
                  ----------------------------------------------------------------------------------------

                  ----------------------------------------------------------------------------------------
                  Net increase in net assets resulting from operations                       $ 261,704,406
                  ----------------------------------------------------------------------------------------


    The accompanying notes are an integral part of the financial statements.


                         17 -- SCUDDER INTERNATIONAL FUND

                       Statements of Changes in Net Assets

                                                                                       Years Ended March 31,
Increase (Decrease) in Net Assets                                                   1997                  1996
-------------------------------------------------------------------------------------------------------------------
                Operations:
                Net investment income ..................................      $    16,304,485       $    20,332,419
                Net realized gain from investment transactions .........          104,826,570            97,431,462
                Net unrealized appreciation on investment transactions
                   during the period ...................................          140,573,351           293,552,612
                                                                              ---------------       ---------------
                Net increase in net assets resulting from operations ...          261,704,406           411,316,493
                                                                              ---------------       ---------------
                Distributions to shareholders from:
                Net investment income ..................................          (68,670,750)          (20,899,123)
                                                                              ---------------       ---------------
                Net realized gains .....................................          (64,600,067)          (61,655,254)
                                                                              ---------------       ---------------
                Fund share transactions:
                Proceeds from shares sold ..............................          563,459,224           566,171,226
                Net asset value of shares issued to shareholders in
                  reinvestment of distributions ........................          117,795,156            75,365,736
                Cost of shares redeemed ................................         (741,611,600)         (647,503,731)
                                                                              ---------------       ---------------
                Net decrease in net assets from Fund share transactions           (60,357,220)           (5,966,769)
                                                                              ---------------       ---------------
                Increase in net assets .................................           68,076,369           322,795,347
                Net assets at beginning of period ......................        2,514,954,317         2,192,158,970
                Net assets at end of period (including undistributed net
                 investment  income of $1,417,347 and accumulated
                 distributions in  excess of net investment income of
                                                                              ---------------       ---------------
                 ($14,026,160), respectively) ..........................      $ 2,583,030,686       $ 2,514,954,317
                                                                              ---------------       ---------------
Other Information
-------------------------------------------------------------------------------------------------------------------
                Increase (decrease) in Fund shares
                Shares outstanding at beginning of period ..............           55,022,967            55,183,581
                                                                              ---------------       ---------------
                Shares sold ............................................           11,978,853            12,911,834
                Shares issued to shareholders in reinvestment of
                distributions ..........................................            2,508,054             1,726,196
                Shares redeemed ........................................          (15,775,731)          (14,798,644)
                                                                              ---------------       ---------------
                Net decrease in Fund shares ............................           (1,288,824)             (160,614)
                                                                              ---------------       ---------------
                Shares outstanding at end of period ....................           53,734,143            55,022,967
                                                                              ---------------       ---------------

 The accompanying notes are an integral part of the financial statements.


                         18---SCUDDER INTERNATIONAL FUND

                              Financial Highlights

The following table includes selected data for a share outstanding throughout each period (a) and other performance information derived from the financial statements.

                                                                     Years Ended March 31,
                                     1997     1996     1995     1994     1993     1992     1991     1990     1989     1988
---------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of
                                    ---------------------------------------------------------------------------------------
   period ........................  $45.71   $39.72   $42.96   $35.69   $34.36   $34.69   $37.00   $34.79   $33.43   $44.05
                                    ---------------------------------------------------------------------------------------
Income from investment operations:
Net investment income ............     .30      .38      .21      .31      .38      .44      .80      .49      .40      .45
Net realized and unrealized gain
   (loss) on investment
   transactions ..................    4.53     7.19    (1.03)    7.74     2.64     (.37)    (.39)    5.30     4.15     (.86)
Total from investment
                                    ---------------------------------------------------------------------------------------
   operations ....................    4.83     7.57     (.82)    8.05     3.02      .07      .41     5.79     4.55     (.41)
                                    ---------------------------------------------------------------------------------------
Less distributions:
From net investment income .......   (1.28)    (.40)      --     (.63)    (.83)      --     (.74)    (.43)    (.13)    (.82)
In excess of net investment income      --       --       --     (.06)      --       --       --       --       --       --
From net realized gains on
   investment transactions .......   (1.19)   (1.18)   (2.42)    (.09)    (.86)    (.40)   (1.98)   (3.15)   (3.06)   (9.39)
                                    ---------------------------------------------------------------------------------------
Total distributions ..............   (2.47)   (1.58)   (2.42)    (.78)   (1.69)    (.40)   (2.72)   (3.58)   (3.19)  (10.21)
                                    ---------------------------------------------------------------------------------------
Net asset value, end of
                                    ---------------------------------------------------------------------------------------
   period ........................  $48.07   $45.71   $39.72   $42.96   $35.69   $34.36   $34.69   $37.00   $34.79   $33.43
---------------------------------------------------------------------------------------------------------------------------
Total Return (%) .................   10.74    19.25    (2.02)   22.69     9.12      .18     1.46    17.08    14.34     (.47)
Ratios and Supplemental Data
Net assets, end of period
 ($ millions) ....................   2,583    2,515    2,192    2,198    1,180      933      929      783      550      559
Ratio of operating expenses to
   average net assets (%) ........    1.15     1.14     1.19     1.21     1.26     1.30     1.24     1.18     1.22     1.21
Ratio of net investment income to
   average net assets (%) ........     .64      .86      .48      .75     1.13     1.25     2.22     1.33     1.20     1.16
Portfolio turnover rate (%) ......    35.8     45.2     46.3     39.9     29.2     50.4     70.1     49.4     48.3     54.8
Average commission rate paid (b) .  $.0002       --       --       --       --       --       --       --       --       --

(a) Based on monthly average share Based on monthly average shares outstanding during the period.
(b) Average commission rate paid per share of common and preferred stocks is calculated for fiscal years ending on or after March 31, 1997.


                         19 -- SCUDDER INTERNATIONAL FUND

                          Notes to Financial Statements

                       A. Significant Accounting Policies

Scudder International Fund (the "Fund") is a diversified series of Scudder International Fund, Inc. (the "Corporation"). The Corporation is organized as a Maryland corporation and is registered under the Investment Company Act of 1940, as amended, as an open-end, management investment company.

The Fund's financial statements are prepared in accordance with generally accepted accounting principles which require the use of management estimates. The policies described below are followed consistently by the Fund in the preparation of its financial statements.

Security Valuation. Portfolio securities which are traded on U.S. or foreign stock exchanges are valued at the most recent sale price reported on the exchange on which the security is traded most extensively. If no sale occurred, the security is then valued at the calculated mean between the most recent bid and asked quotations. If there are no such bid and asked quotations, the most recent bid quotation is used. Securities quoted on the National Association of Securities Dealers Automatic Quotation ("NASDAQ") System, for which there have been sales, are valued at the most recent sale price reported on such system. If there are no such sales, the value is the high or "inside" bid quotation. Securities which are not quoted on the NASDAQ System but are traded in another over-the-counter market are valued at the most recent sale price on such market. If no sale occurred, the security is then valued at the calculated mean between the most recent bid and asked quotations. If there are no such bid and asked quotations, the most recent bid quotation shall be used.

Portfolio debt securities with remaining maturities greater than sixty days are valued by pricing agents approved by the officers of the Fund, which quotations reflect broker/dealer-supplied valuations and electronic data processing techniques. If the pricing agents are unable to provide such quotations, the most recent bid quotation supplied by a bona fide market maker shall be used. Short-term investments having a maturity of sixty days or less are valued at amortized cost. All other securities are valued at their fair value as determined in good faith by the Valuation Committee of the Board of Directors.

Options. An option contract is a contract in which the writer of the option grants the buyer of the option the right to purchase from (call option), or sell to (put option), the writer a designated instrument at a specified price within a specified period of time. Certain options, including options on indices, will require cash settlement by the Fund if the option is exercised. During the period, the Fund purchased put options and wrote call options on currencies as a hedge against potential adverse price movements in the value of portfolio assets.

If the Fund writes an option and the option expires unexercised, the Fund will realize income, in the form of a capital gain, to the extent of the amount received for the option (the "premium"). If the Fund elects to close out the option it would recognize a gain or loss based on the difference between the cost of closing the option and the initial premium received. If the Fund purchased an option and allows the option to expire it would realize a loss to the extent of the premium paid. If the Fund elects to close out the option it would recognize a gain or loss equal to the difference between the cost of acquiring the option and the amount realized upon the sale of the option.

The gain or loss recognized by the Fund upon the exercise of a written call or purchased put option is adjusted for the amount of option premium. If a written put or purchased call option is exercised the Fund's cost basis of the acquired security or currency would be the exercise price adjusted for the amount of the option premium.


                         20 -- SCUDDER INTERNATIONAL FUND

The liability representing the Fund's obligation under an exchange traded written option or investment in a purchased option is valued at the last sale price or, in the absence of a sale, the mean between the closing bid and asked price or at the most recent asked price (bid for purchased options) if no bid and asked price are available. Over-the-counter written or purchased options are valued using dealer supplied quotations.

When the Fund writes a covered call option, the Fund foregoes, in exchange for the premium, the opportunity to profit during the option period from an increase in the market value of the underlying security or currency above the exercise price. When the Fund writes a put option it accepts the risk of a decline in the market value of the underlying security or currency below the exercise price. Over-the-counter options have the risk of the potential inability of counterparties to meet the terms of their contracts. The Fund's maximum exposure to purchased options is limited to the premium initially paid. In addition, certain risks may arise upon entering into option contracts including the risk that an illiquid secondary market will limit the Fund's ability to close out an option contract prior to the expiration date and, that a change in the value of the option contract may not correlate exactly with changes in the value of the securities or currencies hedged.

Repurchase Agreements. The Fund may enter into repurchase agreements with certain banks and broker/dealers whereby the Fund, through its custodian, receives delivery of the underlying securities, the amount of which at the time of purchase and each subsequent business day is required to be maintained at such a level that the market value, depending on the maturity of the repurchase agreement, is equal to at least 100.5% of the repurchase price.

Foreign Currency Translations. The books and records of the Fund are maintained in U.S. dollars. Foreign currency transactions are translated into U.S. dollars on the following basis:

      (i) market value of investment securities, other assets and other liabilities at the daily rates of exchange, and

      (ii) purchases and sales of investment securities, dividend and interest income and certain expenses at the rates of exchange prevailing on the respective dates of such transactions.

The Fund does not isolate that portion of gains and losses on investments which is due to changes in foreign exchange rates from that which is due to changes in market prices of the investments. Such fluctuations are included with the net realized and unrealized gains and losses from investments.

Net realized and unrealized gain (loss) from foreign currency related transactions includes gains and losses between trade and settlement dates on securities transactions, gains and losses arising from the sales of foreign currency, and gains and losses between the ex and payment dates on dividends, interest, and foreign withholding taxes.

Forward Foreign Currency Exchange Contracts. A forward foreign currency exchange contract (forward contract) is a commitment to purchase or sell a foreign currency at the settlement date at a negotiated rate. During the period, the Fund utilized forward contracts as a hedge in connection with portfolio purchases and sales of securities denominated in foreign currencies.

Forward contracts are valued at the prevailing forward exchange rate of the underlying currencies and unrealized gain/loss is recorded daily. Forward contracts having the same settlement date and broker are offset and any gain
(loss) is realized on the date of offset; otherwise, gain (loss) is realized on settlement date. Realized and unrealized gains and losses which represent the difference between the value of the forward contract to buy and the forward contract to sell are included in net realized and unrealized gain (loss) from foreign currency related transactions.


                         21 -- SCUDDER INTERNATIONAL FUND

Certain risks may arise upon entering into forward contracts from the potential inability of counterparties to meet the terms of their contracts. Additionally, when utilizing forward contracts to hedge, the Fund gives up the opportunity to profit from favorable exchange rate movements during the term of the contract.

Federal Income Taxes. The Fund's policy is to comply with the requirements of the Internal Revenue Code which are applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. The Fund paid no federal income taxes and no federal income tax provision was required.

Distribution of Income and Gains. Distributions of net investment income are made annually. During any particular year net realized gains from investment transactions, in excess of available capital loss carryforwards, would be taxable to the Fund if not distributed and, therefore, will be distributed to shareholders annually. An additional distribution may be made to the extent necessary to avoid the payment of a four percent federal excise tax. Earnings and profits distributed to shareholders on redemption of Fund shares ("tax equalization") may be utilized by the Fund, to the extent permissible, as part of the Fund's dividends paid deduction on its federal income tax return.

The timing and characterization of certain income and capital gains distributions are determined annually in accordance with federal tax regulations which may differ from generally accepted accounting principles. The differences primarily relate to investments in forward contracts, passive foreign investment companies, options on currencies, and foreign denominated investments. As a result, net investment income (loss) and net realized gain (loss) on investment transactions for a reporting period may differ significantly from distributions during such period. Accordingly, the Fund may periodically make reclassifications among certain of its capital accounts without impacting the net asset value of the Fund.

The Fund uses the identified cost method for determining realized gain or loss on investments for both financial and federal income tax reporting purposes.

Other. Investment security transactions are accounted for on a trade date basis. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

                      B. Purchases and Sales of Securities

For the year ended March 31, 1997, purchases and sales of investment securities (excluding short-term investments) aggregated $874,321,294 and $1,039,474,034, respectively.

                               C. Related Parties

On September 5, 1996, the Fund's Board of Directors approved a new Investment Management Agreement (the "Management Agreement") with Scudder, Stevens & Clark, Inc. (the "Adviser"). Under the Management Agreement the Adviser directs the investments of the Fund in accordance with its investment objectives, policies, and restrictions. The Adviser determines the securities, instruments, and other contracts relating to investments to be purchased, sold or entered into by the Fund. In addition to portfolio management, the Adviser provides certain administrative services in accordance with the Management Agreement. The management fee payable under the Management Agreement is equal to an annual rate of approximately 0.90% of the first $500,000,000 of average daily net assets, 0.85% of the next $500,000,000 of such net assets, 0.80% of the next


                          22 -- SCUDDER INTERNATIONAL FUND

$1,000,000,000 of such net assets, 0.75% of the next $1,000,000,000 of such net assets, and 0.70% of such net assets in excess of $3,000,000,000, computed and accrued daily and payable monthly.

Under the Investment Management Agreement between the Fund and the Adviser which was in effect prior to September 5, 1996 (the "Agreement"), the Fund agreed to pay to the Adviser a fee equal to an annual rate of 0.90% on the first $500,000,000 of the Fund's average daily net assets, 0.85% on the next $500,000,000, 0.80% on the next $1,000,000,000, and 0.75% of such net assets in excess of $2,000,000,000, computed and accrued daily and payable monthly. The agreements also provide that if the Fund's expenses, exclusive of taxes, interest, and extraordinary expenses, exceed specified limits, such excess, up to the amount of the management fee, will be paid by the Adviser. For the year ended March 31, 1997, the fee pursuant to both agreements amounted to $20,989,160 which was equivalent to an annual effective rate of 0.82% of the Fund's average daily net assets.

Scudder Service Corporation ("SSC"), a subsidiary of the Adviser, is the transfer, dividend paying and shareholder service agent for the Fund. Included in services to shareholders is $3,050,321 charged to the Fund by SSC for the year ended March 31, 1997, of which $296,627 is unpaid at March 31, 1997.

Scudder Trust Company ("STC"), a subsidiary of the Adviser, provides recordkeeping and other services in connection with certain retirement and employee benefit plans invested in the Fund. For the year ended March 31, 1997, the amount charged to the Fund by STC aggregated $930,582, of which $111,209 is unpaid at March 31, 1997.

Scudder Fund Accounting Corporation ("SFAC"), a subsidiary of the Adviser, is responsible for determining the daily net asset value per share and maintaining the portfolio and general accounting records of the Fund. For the year ended March 31, 1997, the amount charged to the Fund by SFAC aggregated $795,122, of which $65,991 is unpaid at March 31, 1997.

The Fund pays each Director not affiliated with the Adviser $4,000 annually plus specified amounts for attended board and committee meetings. For the year ended March 31, 1997, Directors' fees and expenses aggregated $61,815.

                               D. Lines of Credit

The Fund and several affiliated Funds (the "Participants") share in a $500 million revolving credit facility for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The Participants are charged an annual commitment fee which is allocated among each of the Participants. Interest is calculated based on the market rates at the time of the borrowing. The Fund may borrow up to a maximum of 33 percent of its net assets under the agreement. In addition, the Fund also maintains an uncommitted line of credit.


                          23 -- SCUDDER INTERNATIONAL FUND

                        Report of Independent Accountants

To the Board of Directors of Scudder International Fund, Inc. and to the Shareholders of Scudder International Fund:

We have audited the accompanying statement of assets and liabilities of Scudder International Fund, including the investment portfolio, as of March 31, 1997, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 1997 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Scudder International Fund as of March 31, 1997, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended, in conformity with generally accepted accounting principles.

Boston, Massachusetts                                  COOPERS & LYBRAND L.L.P.
May 16, 1997


                          24 -- SCUDDER INTERNATIONAL FUND

                                 Tax Information

The Fund paid distributions of $1.19 per share from net long-term capital gains during its year ended March 31, 1997. Pursuant to Section 852 of the Internal Revenue Code, the Fund designates $36,901,570 as capital gain dividends for its fiscal year ended March 31, 1997.

The Fund paid foreign taxes of $5,218,633 and the Fund recognized $33,186,627 of foreign source income during the year ended March 31, 1997. Pursuant to section 853 of the Internal Revenue Code, the Fund designates $0.097 per share of foreign taxes paid and $0.618 of income earned from foreign sources in the year ended March 31, 1997.

Please consult a tax adviser if you have questions about federal or state income tax laws, or on how to prepare your tax returns. If you have specific questions about your Scudder Fund account, please call a Scudder Investor Relations Representative at 1-800-225-5163.

                            25 - SCUDDER INTERNATIONAL FUND

                                    This Page
                                  intentionally
                                   left blank.

                            26 - SCUDDER INTERNATIONAL FUND

                                    This Page
                                  intentionally
                                   left blank.


                            27 - SCUDDER INTERNATIONAL FUND

                             Officers and Directors

Daniel Pierce*
Chairman of the Board and Director

Nicholas Bratt*
President and Director

Paul Bancroft III
Director; Venture Capitalist and Consultant

Thomas J. Devine
Director; Consultant

Keith R. Fox
Director; President, Exeter Capital Management Corporation

William H. Gleysteen, Jr.
Director; Consultant; Guest Scholar, Brookings Institute

Dudley H. Ladd*
Director

William H. Luers
Director; President, The Metropolitan Museum of Art

Dr. Wilson Nolen
Director; Consultant

Kathryn L. Quirk*
Director; Vice President and Assistant Secretary

Dr. Gordon Shillinglaw
Director; Professor Emeritus of Accounting, Columbia University Graduate School of Business

Robert W. Lear
Honorary Director

Robert G. Stone, Jr.
Honorary Director; Chairman Emeritus and Director, Kirby Corporation

Elizabeth J. Allan*
Vice President

Joyce E. Cornell*
Vice President

Edmund B. Games, Jr.*
Vice President

Jerard K. Hartman*
Vice President

Thomas W. Joseph*
Vice President

David S. Lee*
Vice President and Assistant Treasurer

Thomas F. McDonough*
Vice President and Secretary

Pamela A. McGrath*
Vice President and Treasurer

Edward J. O'Connell*
Vice President and Assistant Treasurer

Carol L. Franklin*
Vice President

Richard W. Desmond*
Assistant Secretary

*Scudder, Stevens & Clark, Inc.

                            28 - SCUDDER INTERNATIONAL FUND

                        Investment Products and Services

The Scudder Family of Funds+++
--------------------------------------------------------------------------------
Money Market
------------
   Scudder U.S. Treasury Money Fund

   Scudder Cash Investment Trust



Tax Free Money Market+
----------------------
   Scudder Tax Free Money Fund

   Scudder California Tax Free Money Fund*

   Scudder New York Tax Free Money Fund*



Tax Free+
---------
   Scudder Limited Term Tax Free Fund

   Scudder Medium Term Tax Free Fund

   Scudder Managed Municipal Bonds

   Scudder High Yield Tax Free Fund

   Scudder California Tax Free Fund*

   Scudder Massachusetts Limited Term
      Tax Free Fund*

   Scudder Massachusetts Tax Free Fund*

   Scudder New York Tax Free Fund*

   Scudder Ohio Tax Free Fund*

   Scudder Pennsylvania Tax Free Fund*



U.S. Income
-----------
   Scudder Short Term Bond Fund

   Scudder Zero Coupon 2000 Fund

   Scudder GNMA Fund

   Scudder Income Fund

   Scudder High Yield Bond Fund


Global Income
-------------
   Scudder Global Bond Fund

   Scudder International Bond Fund

   Scudder Emerging Markets Income Fund



Asset Allocation
----------------
   Scudder Pathway Conservative Portfolio

   Scudder Pathway Balanced Portfolio

   Scudder Pathway Growth Portfolio

   Scudder Pathway International Portfolio



U.S. Growth and Income
----------------------
   Scudder Balanced Fund

   Scudder Growth and Income Fund



U.S. Growth
-----------
  Value

     Scudder Large Company Value Fund

     Scudder Value Fund

     Scudder Small Company Value Fund

     Scudder Micro Cap Fund

  Growth

     Scudder Classic Growth Fund

     Scudder Large Company Growth Fund

     Scudder Development Fund

     Scudder 21st Century Growth Fund


Global Growth
-------------

  Worldwide

     Scudder Global Fund

     Scudder International Fund

     Scudder Global Discovery Fund

     Scudder Emerging Markets Growth Fund

     Scudder Gold Fund

  Regional

     Scudder Greater Europe Growth Fund

     Scudder Pacific Opportunities Fund

     Scudder Latin America Fund

     The Japan Fund



Retirement Programs
-------------------
   IRA

   SEP IRA

   Keogh Plan

   401(k), 403(b) Plans

   Scudder Horizon Plan *+++ +++
    (a variable annuity)


Closed-End Funds#
--------------------------------------------------------------------------------
   The Argentina Fund, Inc.

   The Brazil Fund, Inc.

   The First Iberian Fund, Inc.

   The Korea Fund, Inc.

   The Latin America Dollar Income Fund, Inc.

   Montgomery Street Income Securities, Inc.

   Scudder New Asia Fund, Inc.

   Scudder New Europe Fund, Inc.

   Scudder World Income  Opportunities
    Fund, Inc.



For complete information on any of the above Scudder funds, including management fees and expenses, call or write for a free prospectus. Read it carefully before you invest or send money. +++Funds within categories are listed in order from expected least risk to most risk. +A portion of the income from the tax-free funds may be subject to federal, state, and local taxes. *Not available in all states. +++ +++A no-load variable annuity contract provided by Charter National Life Insurance Company and its affiliate, offered by Scudder's insurance agencies, 1-800-225-2470. #These funds, advised by Scudder, Stevens & Clark, Inc., are traded on various stock exchanges.

                            29 - SCUDDER INTERNATIONAL FUND

                                            Scudder Solutions

Convenient ways to invest, quickly and reliably:
---------------------------------------------------------------------------------------------------------------------------------
          Automatic Investment Plan                                    AutoBuy

          A convenient investment program in which you designate       Lets you purchase Scudder fund shares
          the purchase details and the bank account, and money is      electronically, avoiding potential mailing delays;
          electronically debited from that account monthly to          designate a bank account and the transaction
          regularly purchase fund shares and "dollar cost average"     details, and money for each of your transactions is
          -- buy more shares when the fund's price is higher and       electronically debited from that account.
          fewer when it's lower, which can reduce your average
          purchase price over time.

          Automatic Dividend Transfer                                  Payroll Deduction and Direct Deposit
          The most timely, reliable, and convenient way to             Have all or part of your paycheck -- even government
          purchase shares -- use distributions from one Scudder        checks -- invested in up to four Scudder funds at
          fund to purchase shares in another, automatically            one time.
          (accounts with identical registrations or the same
          social security or tax identification number).

          Dollar cost averaging involves continuous investment in securities regardless of price fluctuations and does not assure a profit or protect against loss in declining markets.
          Investors should consider their ability to continue such a plan through periods of low price levels.


Around-the-clock electronic account service and information, including some transactions:
---------------------------------------------------------------------------------------------------------------------------------
          Scudder Automated Information Line: SAIL(TM) --              Scudder's Web Site -- http://funds.scudder.com
          1-800-343-2890
                                                                       Scudder Electronic Account Services: Offering
          Personalized account information, the ability to             account information and transactions, interactive
          exchange or redeem shares, and information on other          worksheets, prospectuses and applications for all
          Scudder funds and services via touchtone telephone.          Scudder funds, plus your current asset allocation,
                                                                       whenever you need them. Scudder's Site also
                                                                       provides news about Scudder funds, retirement
                                                                       planning information, and more.


Retirees and those who depend on investment proceeds for living expenses can enjoy these convenient, timely, and reliable automated withdrawal programs:
---------------------------------------------------------------------------------------------------------------------------------
          Automatic Withdrawal Plan                                             AutoSell

          You designate the bank account, determine the schedule        Provides speedy access to your money by
          (as frequently as once a month) and amount of the             electronically crediting your redemption proceeds
          redemptions, and Scudder does the rest.                       to the bank account you designate.

          DistributionsDirect

          Automatically deposits your fund distributions into the bank account you designate within three business days after each distribution is paid.

For more information about these services, call a Scudder representative at 1-800-225-5163
---------------------------------------------------------------------------------------------------------------------------------

                                       30 - SCUDDER INTERNATIONAL FUND


Mutual Funds and More -- Brokerage and Guidance Services:
---------------------------------------------------------------------------------------------------------------------------------

          Scudder Brokerage Services                                   Scudder Portfolio Builder

          Offers you access to a world of investments,                 A free service designed to help suggest ways investors like
          including stocks, corporate bonds, Treasuries, plus          you can diversify your portfolio among domestic and global,
          over 6,000 mutual funds from at least 150 mutual             as well as equity, fixed-income, and money market funds,
          fund companies. And Scudder Fund Folio(SM) provides          using Scudder funds.
          investors with access to a marketplace of more than
          500 no-load funds from well-known companies--with no          Personal Counsel from Scudder(SM)
          transaction fees or commissions. Scudder                     Developed for investors who prefer the benefits of no-load
          shareholders can take advantage of a Scudder                 Scudder funds but want ongoing professional assistance in
          Brokerage account already reserved for them, with            managing a portfolio. Personal Counsel(SM) is a highly
          no minimum investment. For information about                 customized, fee-based asset management service for
          Scudder Brokerage Services, call 1-800-700-0820.             individuals investing $100,000 or more.


          Fund Folio funds held less than six months will be charged a fee for redemptions. You can buy shares directly from the fund itself or its principal underwriter or distributor without paying this fee. Scudder Brokerage Services, Inc., 42 Longwater Drive, Norwell, MA 02061.
          Member SIPC.

          Personal Counsel From Scudder(SM) and Personal Counsel(SM) are service marks of and represent a program offered by Scudder Investor Service, Inc., Adviser.


For more information about these services, call a Scudder representative at 1-800-225-5163
---------------------------------------------------------------------------------------------------------------------------------

Additional Information on How to Contact Scudder:
---------------------------------------------------------------------------------------------------------------------------------

          For existing account services and transactions               Please address all written correspondence to
          Scudder Investor Relations -- 1-800-225-5163                 The Scudder Funds
                                                                       P.O. Box 2291
          For establishing 401(k) and 403(b) plans                     Boston, Massachusetts
          Scudder Defined Contribution Services --                     02107-2291
          1-800-323-6105
                                                                       Or Stop by a Scudder Funds Center
          For information about The Scudder Funds, including           Many shareholders enjoy the personal, one-on-one service of
          additional applications and prospectuses, or for             the Scudder Funds Centers. Check for a Funds Center near
          answers to investment questions                              you -- they can be found in the following cities:

          Scudder Investor Relations -- 1-800-225-2470                 Boca Raton     Chicago      San Francisco
                   Investor.Relations@scudder.com                      Boston         New York

          New From Scudder: Pathway Series

          In a complex financial world, Scudder Pathway Series is a refreshingly simple concept. With one investment, Pathway gives you instant access to broad diversification in U.S. markets and across the globe. Select from four Portfolios -- Growth, Balanced, Conservative, or
          International -- each with a distinct investment objective that can match your goals. Each
          Portfolio, rather than investing in individual securities, invests in carefully selected
          Scudder mutual funds.

          The share price of each Pathway Series portfolio will fluctuate and the risk associated with each portfolio is determined by the securities held in each underlying Scudder fund. Contact
          Scudder Investor Services, Inc., Distributor, for a prospectus which contains more complete information, including management fees and other expenses. Please read it carefully before you invest or send money.

                            31 - SCUDDER INTERNATIONAL FUND

Celebrating Over 75 Years of Serving Investors

Established in 1919 by Theodore Scudder, Sidney Stevens, and F. Haven Clark, Scudder, Stevens & Clark was the first independent investment counsel firm in the United States. Since its birth, Scudder's pioneering spirit and commitment to professional long-term investment management have helped shape the investment industry. In 1928, we introduced the nation's first no-load mutual fund. Today we offer over 40 pure no load(TM) funds, including the first international mutual fund offered to U.S. investors.

Over the years, Scudder's global investment perspective and dedication to research and fundamental investment disciplines have helped us become one of the largest and most respected investment managers in the world. Though times have changed since our beginnings, we remain committed to our long-standing principles: managing money with integrity and distinction; keeping the interests of our clients first; providing access to investments and markets that may not be easily available to individuals; and making investing as simple and convenient as possible through friendly, comprehensive service.



This information must be preceded or accompanied by a current prospectus.

Portfolio changes should not be considered recommendations for action by individual investors.


SCUDDER

                  INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO
                                 345 Park Avenue
                            New York, New York 10154
                                 1-800-854-8525

         Institutional International Equity Portfolio (the "Portfolio")
                is a series of Scudder Institutional Fund, Inc.
(the "Company"), a no-load, open-end, diversified management investment company.

       The Portfolio seeks long-term growth of capital primarily through a diversified portfolio of marketable foreign equity securities.





--------------------------------------------------------------------------------




                       Statement of Additional Information


                                   May 1, 1997





--------------------------------------------------------------------------------



     This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus of Institutional International Equity Portfolio dated May 1, 1997, as may be amended from time to time, a copy of which may be obtained without charge by writing to Scudder Investor Services, Inc., Two International Place, Boston, Massachusetts 02110-4103.

                                TABLE OF CONTENTS
                                                                           Page


THE PORTFOLIO'S INVESTMENT OBJECTIVE AND POLICIES.............................1
         General Investment Objective and Policies............................1
         Risk Factors.........................................................2
         Investment Restrictions.............................................11

PURCHASING SHARES............................................................13

REDEEMING SHARES.............................................................13

DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS....................................13

PERFORMANCE INFORMATION......................................................14
         Average Annual Total Return.........................................14
         Cumulative Total Return.............................................14
         Total Return........................................................15
         Capital Change......................................................15
         Comparison of Portfolio Performance.................................15

SHAREHOLDER BENEFITS.........................................................15

COMPANY ORGANIZATION.........................................................16

INVESTMENT ADVISER...........................................................17
         Personal Investments by Employees of the Adviser....................18

DIRECTORS AND OFFICERS.......................................................18

REMUNERATION.................................................................20
         Responsibilities of the Board--Board and Committee Meetings.........20
         Compensation of Officers and Directors..............................20

DISTRIBUTOR..................................................................21

TAXES........................................................................21

PORTFOLIO TRANSACTIONS.......................................................25
         Brokerage Commissions...............................................25
         Portfolio Turnover..................................................26

NET ASSET VALUE..............................................................26

ADDITIONAL INFORMATION.......................................................27
         Experts.............................................................27
         Other Information...................................................27

FINANCIAL STATEMENTS.........................................................28

APPENDIX

       THE PORTFOLIO'S INVESTMENT OBJECTIVE AND POLICIES (See "Investment Objective and Policies" and "Additional Information About Policies and
                  Investments" in the Portfolio's Prospectus)


General Investment Objective and Policies

     The investment objective of the Portfolio is to seek long-term growth of capital primarily through a diversified portfolio of marketable foreign equity securities. These securities are selected primarily to permit the Portfolio to participate in non-United States companies and economies with prospects for growth. The Portfolio invests in companies, wherever organized, which in the judgment of the Portfolio's investment adviser, have their principal activities and interests outside the United States. The Portfolio intends to diversify investments among several countries and to have represented in the portfolio, in substantial proportions, business activities in not less than five different countries. To the extent consistent with the Portfolio's objective of long-term growth of capital, as described above, it is the policy of the Portfolio to provide shareholders with participation in the economies of a number of countries other than the U.S. The Portfolio may invest in securities of companies incorporated in the U.S. and having their principal activities and interests outside of the U.S. The investment objective of the Portfolio is nonfundamental and can be changed without the approval of the holders of a majority of the Portfolio's outstanding shares, as defined in the Investment
Company Act of 1940 (the "1940 Act") and a rule thereunder. There is no assurance that the Portfolio will achieve its investment objective. Except as otherwise indicated, the Portfolio's policies are not fundamental and may be changed without a vote of shareholders.

     The Portfolio generally invests at least 90% of its total assets in equity securities of established companies, listed on recognized exchanges, which the Portfolio's investment adviser, Scudder, Stevens & Clark, Inc. (the "Adviser"), believes have favorable characteristics. The Adviser expects this condition to continue, although the Portfolio may invest in other securities.

     When the Adviser believes that it is appropriate to do so in order to achieve the Portfolio's investment objective of long-term capital growth, the Portfolio may invest up to 10% of its total assets in debt securities. Such debt securities include debt securities of foreign governments, supranational organizations and private issuers, including bonds denominated in the European Currency Unit (ECU). In determining the location of the principal activities and interests of a company, the Adviser takes into account such factors as the location of the company's assets, personnel, sales and earnings. In selecting securities for the Portfolio, the Adviser seeks to identify companies whose securities prices do not adequately reflect their established positions in their fields. In analyzing companies for investment, the Adviser ordinarily looks for one or more of the following characteristics: above-average earnings growth per share, high return on invested capital, healthy balance sheets and overall financial strength, strong competitive advantages, strength of management and general operating characteristics which will enable the companies to compete successfully in the marketplace. Investment decisions are made without regard to arbitrary criteria as to minimum asset size, debt-equity ratios or dividend history of portfolio companies.

     The Portfolio may invest in any type of security including, but not limited to shares, preferred or common; bonds and other evidences of indebtedness; and other securities of issuers wherever organized, and not excluding evidences of indebtedness of governments and their political subdivisions. The Portfolio, in view of its investment objective, intends under normal conditions to maintain a portfolio consisting primarily of a diversified list of equity securities.

     When the Adviser determines that exceptional conditions exist abroad, the Portfolio may, for temporary defensive purposes, invest all or a portion of its assets in Canadian or U.S. Government obligations or currencies, or securities of companies incorporated in and having their principal activities in Canada or the U.S.

     Foreign securities such as those purchased by the Portfolio may be subject to foreign government taxes which could reduce the yield on such securities, although a shareholder of the Portfolio may, subject to certain limitations, be entitled to claim a credit or deduction for U.S. federal income tax purposes for his or her proportionate share of such foreign taxes paid by the Fund. (See "TAXES.")

     From time to time, the Portfolio may be a purchaser of restricted debt or equity securities (i.e., securities which may require registration under the Securities Act of 1933, as amended, or an exemption therefrom, in order to be sold in the ordinary course of business) in a private placement. The Portfolio has undertaken not to purchase or acquire any such securities if, solely as a result of such purchase or acquisition, more than 10% of the value of the Portfolio's total assets would be invested in restricted securities or otherwise illiquid (securities subject to legal restrictions on resales to institutions, or contractual restrictions on resale) and more than 10% of its total assets would be invested in securities that are not readily marketable.

     The Portfolio reserves the right in the future, without prior shareholder approval, to pursue its investment objective by investing all of its investable assets in a separate registered investment company having the same investment objective and substantially similar policies and restrictions as the Portfolio. The new structure (commonly known as "master-feeder") could enable the Portfolio to benefit, directly or indirectly, from certain economies of scale, based on the premise that certain of the expenses of operating an investment portfolio are relatively fixed and that a larger investment portfolio may eventually achieve a lower ratio of operating expenses to average net assets.

Risk Factors

Foreign Securities. The Portfolio is intended to provide individual and institutional investors with an opportunity to invest a portion of their assets in securities of a diversified group of companies, wherever organized, which do business primarily outside the U.S., and foreign governments. The Adviser believes that diversification of assets on an international basis decreases the degree to which events in any one country, including the U.S., will affect an investor's entire investment holdings. In certain periods since World War II, many leading foreign economies and foreign stock market indices have grown more rapidly than the U.S. economy and leading U.S. stock market indices, although there can be no assurance that this will be true in the future. Because of the Portfolio's investment policy, the Portfolio is not intended to provide a complete investment program for an investor.

     Investors should recognize that investing in foreign securities involves certain special considerations, including those set forth below, which are not typically associated with investing in U.S. securities and which may favorably or unfavorably affect the Portfolio's performance. As foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic companies, there may be less publicly available information about a foreign company than about a domestic company. Many foreign securities markets, while growing in volume of trading activity, have substantially less volume than the U.S. market, and securities of some foreign issuers are less liquid and more volatile than securities of domestic issuers. Similarly, volume and liquidity in most foreign bond markets is less than in the U.S. and, at times, volatility of price can be greater than in the U.S. Fixed commissions on some foreign securities exchanges and bid to asked spreads in foreign bond markets are generally higher than commissions or bid to asked spreads on U.S. markets, although the Portfolio will endeavor to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers and listed companies than in the U.S. It may be more difficult for the Portfolio's agents to keep currently informed about corporate actions which may affect the prices of portfolio securities. Communications between the U.S. and foreign countries may be less reliable than within the U.S., thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. Payment for securities without delivery may be required in certain foreign markets. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments which could affect U.S. investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. The management of the Portfolio seeks to mitigate the risks associated with the foregoing considerations through continuous professional management.

Foreign Currencies. Because investments in foreign securities usually will involve currencies of foreign countries, and because the Portfolio may hold foreign currencies and forward contracts, futures contracts and options on foreign currencies and foreign currency futures contracts, the value of the assets of the Portfolio as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the Portfolio may incur costs in connection with conversions between various currencies. Although the Portfolio values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. It will do so from time to time, and investors should be aware of the costs of currency conversion. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the "spread") between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Portfolio at one rate, while offering a lesser rate of exchange should the Portfolio desire to resell that currency to the dealer. The Portfolio will conduct its foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through entering into options or forward or futures contracts to purchase or sell foreign currencies. The market value of the Portfolio's debt securities, and correspondingly the Portfolio's share price, will vary inversely with changes in prevailing interest rates.

Debt Securities. When the Adviser believes that it is appropriate to do so in order to achieve the Portfolio's objective of long-term capital growth, the Portfolio may invest up to 10% of its total assets in debt securities including bonds of foreign governments, supranational organizations and private issuers, including bonds denominated in the ECU. Portfolio debt investments will be selected on the basis of, among other things, yield, credit quality, and the fundamental outlooks for currency and interest rate trends in different parts of the globe, taking into account the ability to hedge a degree of currency or local bond price risk. The Portfolio may purchase "investment-grade" bonds, which are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or, if unrated, judged to be of equivalent quality as determined by the Adviser. Moody's considers bonds it rates Baa to have speculative elements as well as investment-grade characteristics. The market value of the Portfolio's debt securities may vary inversely with changes in prevailing interest rates.

High Yield/High Risk Bonds. The Portfolio may also purchase, to a limited extent, debt securities which are rated below investment-grade, that is, rated below Baa by Moody's or below BBB by S&P and unrated securities, which usually entail greater risk (including the possibility of default or bankruptcy of the issuers of such securities), generally involve greater volatility of price and risk of principal and income, and may be less liquid, than securities in the higher rating categories. The lower the ratings of such debt securities, the greater their risks. The Portfolio will invest no more than 5% of its total assets in securities rated BB or lower by Moody's or Ba by S&P, and may invest in securities which are rated D by S&P. Securities rated D may be in default with respect to payment of principal or interest. See the Appendix to this Statement of Additional Information for a more complete description of the ratings assigned by ratings organizations and their respective characteristics.

     An economic downturn could disrupt the high yield market and impair the ability of issuers to repay principal and interest. Also, an increase in interest rates would have a greater adverse impact on the value of such obligations than on higher quality debt securities. During an economic downturn or period of rising interest rates, highly leveraged issues may experience financial stress which would adversely affect their ability to service their principal and interest payment obligations. Prices and yields of high yield securities will fluctuate over time and, during periods of economic uncertainty, volatility of high yield securities may adversely affect the Portfolio's net asset value. In addition, investments in high yield zero coupon or pay-in-kind bonds, rather than income-bearing high yield securities, may be more speculative and may be subject to greater fluctuations in value due to changes in interest rates.

     The trading market for high yield securities may be thin to the extent that there is no established retail secondary market. A thin trading market may limit the ability of the Portfolio to accurately value high yield securities in its portfolio and to dispose of those securities. Adverse publicity and investor perceptions may decrease the values and liquidity of high yield securities. These securities may also involve special registration responsibilities, liabilities and costs, and liquidity and valuation difficulties.

     Credit quality in the high-yield securities market can change suddenly and unexpectedly, and even recently-issued credit ratings may not fully reflect the actual risks posed by a particular high-yield security. For these reasons, it is the policy of the Adviser not to rely exclusively on ratings issued by established credit rating agencies, but to supplement such ratings with its own independent and on-going review of credit quality. The achievement of the Portfolio's investment objective by investment in such securities may be more dependent on the Adviser's credit analysis than is the case for higher quality bonds. Should the rating of a portfolio security be downgraded, the Adviser will determine whether it is in the best interest of the Portfolio to retain or dispose of such security.

     Prices for below investment-grade securities may be affected by legislative and regulatory developments. For example, new federal rules require savings and loan institutions to gradually reduce their holdings of this type of security. Also, Congress has from time to time considered legislation which would restrict or eliminate the corporate tax deduction for interest payments in these securities and regulate corporate restructurings. Such legislation may significantly depress the prices of outstanding securities of this type. For more information regarding tax issues related to high yield securities, see "TAXES."

Strategic Transactions and Derivatives. The Portfolio may, but is not required to, utilize various other investment strategies as described below to hedge various market risks (such as interest rates, currency exchange rates, and broad or specific equity or fixed-income market movements), to manage the effective maturity or duration of fixed-income securities in the Portfolio's portfolio, or to enhance potential gain. These strategies may be executed through the use of derivative contracts. Such strategies are generally accepted as a part of modern portfolio management and are regularly utilized by many mutual funds and other institutional investors. Techniques and instruments may change over time as new instruments and strategies are developed or regulatory changes occur.

     In the course of pursuing these investment strategies, the Portfolio may purchase and sell exchange-listed and over-the-counter put and call options on securities, equity and fixed-income indices and other financial instruments, purchase and sell financial futures contracts and options thereon, enter into various interest rate transactions such as swaps, caps, floors or collars, and enter into various currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currencies or currency futures (collectively, all the above are called "Strategic Transactions"). Strategic Transactions may be used without limit to attempt to protect against possible changes in the market value of securities held in or to be purchased for the Portfolio resulting from securities markets or currency exchange rate fluctuations, to protect the Portfolio's unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities for investment purposes, to manage the effective maturity or duration of fixed-income securities in the Portfolio, or to establish a position in the derivatives markets as a temporary substitute for purchasing or selling particular securities. Some Strategic Transactions may also be used to enhance potential gain although no more than 5% of the Portfolio's assets will be committed to Strategic Transactions entered into for non-hedging purposes. Any or all of these investment techniques may be used at any time and in any combination, and there is no particular strategy that dictates the use of one technique rather than another, as use of any Strategic Transaction is a function of numerous variables including market conditions. The ability of the Portfolio to utilize these Strategic Transactions successfully will depend on the Adviser's ability to predict pertinent market movements, which cannot be assured. The Portfolio will comply with applicable regulatory requirements when implementing these strategies, techniques and instruments. Strategic Transactions involving financial futures and options thereon will be purchased, sold or entered into only for bona fide hedging, risk management or portfolio management purposes and not for speculative purposes.

     Strategic Transactions, including derivative contracts, have risks associated with them including possible default by the other party to the transaction, illiquidity and, to the extent the Adviser's view as to certain market movements is incorrect, the risk that the use of such Strategic Transactions could result in losses greater than if they had not been used. Use of put and call options may result in losses to the Portfolio, force the sale or purchase of portfolio securities at inopportune times or for prices higher than (in the case of put options) or lower than (in the case of call options) current market values, limit the amount of appreciation the Portfolio can realize on its investments or cause the Portfolio to hold a security it might otherwise sell. The use of currency transactions can result in the Portfolio incurring losses as a result of a number of factors including the imposition of exchange controls, suspension of settlements, or the inability to deliver or receive a specified currency. The use of options and futures transactions entails certain other risks. In particular, the variable degree of correlation between price movements of futures contracts and price movements in the related portfolio position of the Portfolio creates the possibility that losses on the hedging instrument may be greater than gains in the value of the Portfolio's position. In addition, futures and options markets may not be liquid in all circumstances and certain over-the-counter options may have no markets. As a result, in certain markets, the Portfolio might not be able to close out a transaction without incurring substantial losses, if at all. Although the use of futures and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time they tend to limit any potential gain which might result from an increase in value of such position. Finally, the daily variation margin requirements for futures contracts would create a greater ongoing potential financial risk than would purchases of options, where the exposure is limited to the cost of the initial premium. Losses resulting from the use of Strategic Transactions would reduce net asset value, and possibly income, and such losses can be greater than if the Strategic Transactions had not been utilized.

General Characteristics of Options. Put options and call options typically have similar structural characteristics and operational mechanics regardless of the underlying instrument on which they are purchased or sold. Thus, the following general discussion relates to each of the particular types of options discussed in greater detail below. In addition, many Strategic Transactions involving options require segregation of Portfolio assets in special accounts, as described below under "Use of Segregated and Other Special Accounts."

     A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the writer the obligation to buy, the underlying security, commodity, index, currency or other instrument at the exercise price. For instance, the Portfolio's purchase of a put option on a security might be designed to protect its holdings in the underlying instrument (or, in some cases, a similar instrument) against a substantial decline in the market value by giving the Portfolio the right to sell such instrument at the option exercise price. A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at the exercise price. The Portfolio's purchase of a call option on a security, financial future, index, currency or other instrument might be intended to protect the Portfolio against an increase in the price of the underlying instrument that it intends to purchase in the future by fixing the price at which it may purchase such instrument. An American style put or call option may be exercised at any time during the option period while a European style put or call option may be exercised only upon expiration or during a fixed period prior thereto. The Portfolio is authorized to purchase and sell exchange listed options and over-the-counter options ("OTC options"). Exchange listed options are issued by a regulated intermediary such as the Options Clearing Corporation ("OCC"), which guarantees the performance of the obligations of the parties to such options. The discussion below uses the OCC as an example, but is also applicable to other financial intermediaries.

     With certain exceptions, OCC issued and exchange listed options generally settle by physical delivery of the underlying security or currency, although in the future cash settlement may become available. Index options and Eurodollar instruments are cash settled for the net amount, if any, by which the option is "in-the-money" (i.e., where the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting purchase or sale transactions that do not result in ownership of the new option.

     The Portfolio's ability to close out its position as a purchaser or seller of an OCC or exchange listed put or call option is dependent, in part, upon the liquidity of the option market. Among the possible reasons for the absence of a liquid option market on an exchange are: (i) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities including reaching daily price limits; (iv) interruption of the normal operations of the OCC or an exchange; (v) inadequacy of the facilities of an exchange or OCC to handle current trading volume; or (vi) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the relevant market for that option on that exchange would cease to exist, although outstanding options on that exchange would generally continue to be exercisable in accordance with their terms.

     The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded. To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that cannot be reflected in the option markets.

     OTC options are purchased from or sold to securities dealers, financial institutions or other parties ("Counterparties") through direct bilateral agreement with the Counterparty. In contrast to exchange listed options, which generally have standardized terms and performance mechanics, all the terms of an OTC option, including such terms as method of settlement, term, exercise price, premium, guarantees and security, are set by negotiation of the parties. The Portfolio will only sell OTC options (other than OTC currency options) that are subject to a buy-back provision permitting the Portfolio to require the Counterparty to sell the option back to the Portfolio at a formula price within seven days. The Portfolio expects generally to enter into OTC options that have cash settlement provisions, although it is not required to do so.

     Unless the parties provide for it, there is no central clearing or guaranty function in an OTC option. As a result, if the Counterparty fails to make or take delivery of the security, currency or other instrument underlying an OTC option it has entered into with the Portfolio or fails to make a cash settlement payment due in accordance with the terms of that option, the Portfolio will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Accordingly, the Adviser must assess the creditworthiness of each such Counterparty or any guarantor or credit enhancement of the Counterparty's credit to determine the likelihood that the terms of the OTC option will be satisfied. The Portfolio will engage in OTC option transactions only with U.S. government securities dealers recognized by the Federal Reserve Bank of New York as "primary dealers" or broker/dealers, domestic or foreign banks or other financial institutions which have received (or the guarantors of the obligation of which have received) a short-term credit rating of A-1 from S&P or P-1 from Moody's or an equivalent rating from any nationally recognized statistical rating organization ("NRSRO") or, in the case of OTC currency transactions, are determined to be of equivalent credit quality by the Adviser. The staff of the SEC currently takes the position that OTC options purchased by the Portfolio, and portfolio securities "covering" the amount of the Portfolio's obligation pursuant to an OTC option sold by it (the cost of the sell-back plus the in-the-money amount, if any) are illiquid, and are subject to the Portfolio's limitation on investing no more than 10% of its total assets in illiquid securities.

     If the Portfolio sells a call option, the premium that it receives may serve as a partial hedge, to the extent of the option premium, against a decrease in the value of the underlying securities or instruments in its portfolio or will increase the Portfolio's income. The sale of put options can also provide income.

     The Portfolio may purchase and sell call options on securities including U.S. Treasury and agency securities, mortgage-backed securities, corporate debt securities, equity securities (including convertible securities) and Eurodollar instruments that are traded on U.S. and foreign securities exchanges and in the over-the-counter markets, and on securities indices, currencies and futures contracts. All calls sold by the Portfolio must be "covered" (i.e., the Portfolio must own the securities or futures contract subject to the call) or must meet the asset segregation requirements described below as long as the call is outstanding. Even though the Portfolio will receive the option premium to help protect it against loss, a call sold by the Portfolio exposes the Portfolio during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or instrument and may require the Portfolio to hold a security or instrument which it might otherwise have sold.

     The Portfolio may purchase and sell put options on securities including U.S. Treasury and agency securities, mortgage-backed securities, foreign sovereign debt, corporate debt securities, equity securities (including convertible securities) and Eurodollar instruments (whether or not it holds the above securities in its portfolio), and on securities indices, currencies and futures contracts other than futures on individual corporate debt and individual equity securities. The Portfolio will not sell put options if, as a result, more than 50% of the Portfolio's assets would be required to be segregated to cover its potential obligations under such put options other than those with respect to futures and options thereon. In selling put options, there is a risk that the Portfolio may be required to buy the underlying security at a disadvantageous price above the market price.

General Characteristics of Futures. The Portfolio may enter into financial futures contracts or purchase or sell put and call options on such futures as a hedge against anticipated interest rate, currency or equity market changes, for duration management and for risk management purposes. Futures are generally bought and sold on the commodities exchanges where they are listed with payment of initial and variation margin as described below. The sale of a futures contract creates a firm obligation by the Portfolio, as seller, to deliver to the buyer the specific type of financial instrument called for in the contract at a specific future time for a specified price (or, with respect to index futures and Eurodollar instruments, the net cash amount). Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right in return for the premium paid to assume a position in a futures contract and obligates the seller to deliver such position.

     The Portfolio's use of financial futures and options thereon will in all cases be consistent with applicable regulatory requirements and in particular the rules and regulations of the Commodity Futures Trading Commission and will be entered into only for bona fide hedging, risk management (including duration management) or other portfolio management purposes. Typically, maintaining a futures contract or selling an option thereon requires the Portfolio to deposit with a financial intermediary as security for its obligations an amount of cash or other specified assets (initial margin) which initially is typically 1% to
10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets (variation margin) may be required to be deposited thereafter on a daily basis as the mark to market value of the contract fluctuates. The purchase of an option on financial futures involves payment of a premium for the option without any further obligation on the part of the Portfolio. If the Portfolio exercises an option on a futures contract it will be obligated to post initial margin (and potential subsequent variation margin) for the resulting futures position just as it would for any position. Futures contracts and options thereon are generally settled by entering into an offsetting transaction but there can be no assurance that the position can be offset prior to settlement at an advantageous price, nor that delivery will occur.

     The Portfolio will not enter into a futures contract or related option (except for closing transactions) if, immediately thereafter, the sum of the amount of its initial margin and premiums on open futures contracts and options thereon would exceed 5% of the Portfolio's total assets (taken at current value); however, in the case of an option that is in-the-money at the time of the purchase, the in-the-money amount may be excluded in calculating the 5% limitation. The segregation requirements with respect to futures contracts and options thereon are described below.

Options on Securities Indices and Other Financial Indices. The Portfolio also may purchase and sell call and put options on securities indices and other financial indices and in so doing can achieve many of the same objectives it would achieve through the sale or purchase of options on individual securities or other instruments. Options on securities indices and other financial indices are similar to options on a security or other instrument except that, rather than settling by physical delivery of the underlying instrument, they settle by cash settlement, i.e., an option on an index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option (except if, in the case of an OTC option, physical delivery is specified). This amount of cash is equal to the excess of the closing price of the index over the exercise price of the option, which also may be multiplied by a formula value. The seller of the option is obligated, in return for the premium received, to make delivery of this amount. The gain or loss on an option on an index depends on price movements in the instruments making up the market, market segment, industry or other composite on which the underlying index is based, rather than price movements in individual securities, as is the case with respect to options on securities.

Currency Transactions. The Portfolio may engage in currency transactions with Counterparties in order to hedge the value of portfolio holdings denominated in particular currencies against fluctuations in relative value. Currency transactions include forward currency contracts, exchange listed currency futures, exchange listed and OTC options on currencies, and currency swaps. A forward currency contract involves a privately negotiated obligation to purchase or sell (with delivery generally required) a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. A currency swap is an agreement to exchange cash flows based on the notional difference among two or more currencies and operates similarly to an interest rate swap, which is described below. The Portfolio may enter into currency transactions with Counterparties which have received (or the guarantors of the obligations which have received) a credit rating of A-1 or P-1 by S&P or Moody's, respectively, or that have an equivalent rating from a NRSRO or are determined to be of equivalent credit quality by the Adviser.

     The Portfolio's dealings in forward currency contracts and other currency transactions such as futures, options, options on futures and swaps will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is entering into a currency transaction with respect to specific assets or liabilities of the Portfolio, which will generally arise in connection with the purchase or sale of its securities or the receipt of income therefrom. Position hedging is entering into a currency transaction with respect to portfolio security positions denominated or generally quoted in that currency.

     The Portfolio will not enter into a transaction to hedge currency exposure to an extent greater, after netting all transactions intended wholly or partially to offset other transactions, than the aggregate market value (at the time of entering into the transaction) of the securities held in its portfolio that are denominated or generally quoted in or currently convertible into such currency, other than with respect to proxy hedging or cross hedging as described below.

     The Portfolio may also cross-hedge currencies by entering into transactions to purchase or sell one or more currencies that are expected to decline in value relative to other currencies to which the Portfolio has or in which the Portfolio expects to have portfolio exposure.

     To reduce the effect of currency fluctuations on the value of existing or anticipated holdings of portfolio securities, the Portfolio may also engage in proxy hedging. Proxy hedging is often used when the currency to which the Portfolio's portfolio is exposed is difficult to hedge or to hedge against the dollar. Proxy hedging entails entering into a commitment or option to sell a currency whose changes in value are generally considered to be correlated to a currency or currencies in which some or all of the Portfolio's portfolio securities are or are expected to be denominated, in exchange for U.S. dollars.

The amount of the commitment or option would not exceed the value of the Portfolio's securities denominated in correlated currencies. For example, if the Adviser considers that the Austrian schilling is correlated to the German deutschemark (the "D-mark"), the Portfolio holds securities denominated in schillings and the Adviser believes that the value of schillings will decline against the U.S. dollar, the Adviser may enter into a commitment or option to sell D-marks and buy dollars. Currency hedging involves some of the same risks and considerations as other transactions with similar instruments. Currency transactions can result in losses to the Portfolio if the currency being hedged fluctuates in value to a degree or in a direction that is not anticipated. Further, there is the risk that the perceived correlation between various currencies may not be present or may not be present during the particular time that the Portfolio is engaging in proxy hedging. If the Portfolio enters into a currency hedging transaction, the Portfolio will comply with the asset segregation requirements described below.

Risks of Currency Transactions. Currency transactions are subject to risks different from those of other portfolio transactions. Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be negatively affected by government exchange controls, blockages, and manipulations or exchange restrictions imposed by governments. These can result in losses to the Portfolio if it is unable to deliver or receive currency or funds in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs. Buyers and sellers of currency futures are subject to the same risks that apply to the use of futures generally. Further, settlement of a currency futures contract for the purchase of most currencies must occur at a bank based in the issuing nation. Trading options on currency futures is relatively new, and the ability to establish and close out positions on such options is subject to the maintenance of a liquid market which may not always be available. Currency exchange rates may fluctuate based on factors extrinsic to that country's economy.

Combined Transactions. The Portfolio may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple currency transactions (including forward currency contracts) and multiple interest rate transactions and any combination of futures, options, currency and interest rate transactions ("component" transactions), instead of a single Strategic Transaction, as part of a single or combined strategy when, in the opinion of the Adviser, it is in the best interests of the Portfolio to do so. A combined transaction will usually contain elements of risk that are present in each of its component transactions. Although combined transactions are normally entered into based on the Adviser's judgment that the combined strategies will reduce risk or otherwise more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase such risks or hinder achievement of the portfolio management objective.

Swaps, Caps, Floors and Collars. Among the Strategic Transactions into which the Portfolio may enter are interest rate, currency and index swaps and the purchase or sale of related caps, floors and collars. The Portfolio expects to enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio, to protect against currency fluctuations, as a duration management technique or to protect against any increase in the price of securities the Portfolio anticipates purchasing at a later date. The Portfolio intends to use these transactions as hedges and not as speculative investments and will not sell interest rate caps or floors where it does not own securities or other instruments providing the income stream the Portfolio may be obligated to pay. Interest rate swaps involve the exchange by the Portfolio with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. A currency swap is an agreement to exchange cash flows on a notional amount of two or more currencies based on the relative value differential among them and an index swap is an agreement to swap cash flows on a notional amount based on changes in the values of the reference indices. The purchase of a cap entitles the purchaser to receive payments on a notional principal amount from the party selling such cap to the extent that a specified index exceeds a predetermined interest rate or amount. The purchase of a floor entitles the purchaser to receive payments on a notional principal amount from the party selling such floor to the extent that a specified index falls below a predetermined interest rate or amount. A collar is a combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates or values.

    The Portfolio will usually enter into swaps on a net basis, i.e., the two payment streams are netted out in a cash settlement on the payment date or dates specified in the instrument, with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments. Inasmuch as these swaps, caps, floors and collars are entered into for good faith hedging purposes, the Adviser and the Portfolio believe such obligations do not constitute senior securities under the 1940 Act, and, accordingly, will not treat them as being subject to its borrowing restrictions. The Portfolio will not enter into any swap, cap, floor or collar transaction unless, at the time of entering into such transaction, the unsecured long-term debt of the Counterparty, combined with any credit enhancements, is rated at least A by S&P or Moody's or has an equivalent rating from a NRSRO or is determined to be of equivalent credit quality by the Adviser. If there is a default by the Counterparty, the Portfolio may have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps, floors and collars are more recent innovations for which standardized documentation has not yet been fully developed and, accordingly, they are less liquid than swaps.

Eurodollar Instruments. The Portfolio may make investments in Eurodollar instruments. Eurodollar instruments are U.S. dollar-denominated futures contracts or options thereon which are linked to the London Interbank Offered Rate ("LIBOR"), although foreign currency-denominated instruments are available from time to time. Eurodollar futures contracts enable purchasers to obtain a fixed rate for the lending of funds and sellers to obtain a fixed rate for borrowings. The Portfolio might use Eurodollar futures contracts and options thereon to hedge against changes in LIBOR, to which many interest rate swaps and fixed income instruments are linked.

Risks of Strategic Transactions Outside the U.S. When conducted outside the U.S., Strategic Transactions may not be regulated as rigorously as in the U.S., may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities, currencies and other instruments. The value of such positions also could be adversely affected by: (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the U.S. of data on which to make trading decisions, (iii) delays in the Portfolio's ability to act upon economic events occurring in foreign markets during non-business hours in the
U.S., (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the U.S., and (v) lower trading volume and liquidity.


Use of Segregated and Other Special Accounts. Many Strategic Transactions, in addition to other requirements, require that the Fund segregate cash or liquid assets with its custodian to the extent Fund obligations are not otherwise "covered" through ownership of the underlying security, financial instrument or currency. In general, either the full amount of any obligation by the Fund to pay or deliver securities or assets must be covered at all times by the securities, instruments or currency required to be delivered, or, subject to any regulatory restrictions, an amount of cash or liquid securities at least equal to the current amount of the obligation must be segregated with the custodian. The segregated assets cannot be sold or transferred unless equivalent assets are substituted in their place or it is no longer necessary to segregate them. For example, a call option written by the Fund will require the Fund to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to segregate cash or liquid securities sufficient to purchase and deliver the securities if the call is exercised. A call option sold by the Fund on an index will require the Fund to own portfolio securities which correlate with the index or to segregate cash or liquid assets equal to the excess of the index value over the exercise price on a current basis. A put option written by the Fund requires the Fund to segregate cash or liquid assets equal to the exercise price.

     Except when the Fund enters into a forward contract for the purchase or sale of a security denominated in a particular currency, which requires no segregation, a currency contract which obligates the Fund to buy or sell currency will generally require the Fund to hold an amount of that currency or liquid securities denominated in that currency equal to the Fund's obligations or to segregate cash or liquid assets equal to the amount of the Fund's obligation.


     OTC options entered into by the Fund, including those on securities, currency, financial instruments or indices and OCC issued and exchange listed index options, will generally provide for cash settlement. As a result, when the Fund sells these instruments it will only segregate an amount of assets equal to its accrued net obligations, as there is no requirement for payment or delivery of amounts in excess of the net amount. These amounts will equal 100% of the exercise price in the case of a non cash-settled put, the same as an OCC guaranteed listed option sold by the Fund, or the in-the-money amount plus any sell-back formula amount in the case of a cash-settled put or call. In addition, when the Fund sells a call option on an index at a time when the in-the-money amount exceeds the exercise price, the Fund will segregate, until the option expires or is closed out, cash or cash equivalents equal in value to such excess. OCC issued and exchange listed options sold by the Fund other than those above generally settle with physical delivery, or with an election of either physical delivery or cash settlement and the Fund will segregate an amount of assets equal to the full value of the option. OTC options settling with physical delivery, or with an election of either physical delivery or cash settlement will be treated the same as other options settling with physical delivery.

     In the case of a futures contract or an option thereon, the Fund must deposit initial margin and possible daily variation margin in addition to segregating assets sufficient to meet its obligation to purchase or provide securities or currencies, or to pay the amount owed at the expiration of an index-based futures contract. Such assets may consist of cash, cash equivalents, liquid debt or equity securities or other acceptable assets.

     With respect to swaps, the Fund will accrue the net amount of the excess, if any, of its obligations over its entitlements with respect to each swap on a daily basis and will segregate an amount of cash or liquid securities having a value equal to the accrued excess. Caps, floors and collars require segregation of assets with a value equal to the Fund's net obligation, if any.

     Strategic Transactions may be covered by other means when consistent with applicable regulatory policies. The Fund may also enter into offsetting transactions so that its combined position, coupled with any segregated assets, equals its net outstanding obligation in related options and Strategic Transactions. For example, the Fund could purchase a put option if the strike price of that option is the same or higher than the strike price of a put option sold by the Fund. Moreover, instead of segregating assets if the Fund held a futures or forward contract, it could purchase a put option on the same futures or forward contract with a strike price as high or higher than the price of the contract held. Other Strategic Transactions may also be offset in combinations. If the offsetting transaction terminates at the time of or after the primary transaction no segregation is required, but if it terminates prior to such time, assets equal to any remaining obligation would need to be segregated.

     The Fund's activities involving Strategic Transactions may be limited by the requirements of Subchapter M of the Internal Revenue Code for qualification as a regulated investment company. (See "TAXES.")

Repurchase Agreements. The Portfolio may enter into repurchase agreements with any member bank of the Federal Reserve System and any broker-dealer which is recognized as a reporting government securities dealer if the creditworthiness of the bank or broker-dealer has been determined by the Adviser to be at least as high as that of other obligations the Portfolio may purchase or to be at least equal to that of issuers of commercial paper rated within the two highest grades assigned by Moody's or S&P.

     A repurchase agreement provides a means for the Portfolio to earn income on funds for periods as short as overnight. It is an arrangement under which the purchaser (i.e., the Portfolio) acquires a security ("Obligation") and the seller agrees, at the time of sale, to repurchase the Obligation at a specified time and price. Securities subject to a repurchase agreement are held in a segregated account and the value of such securities kept at least equal to the repurchase price on a daily basis. The repurchase price may be higher than the purchase price, the difference being income to the Portfolio, or the purchase and repurchase prices may be the same, with interest at a stated rate due to the Portfolio together with the repurchase price upon repurchase. In either case, the income to the Portfolio is unrelated to the interest rate on the Obligation itself. Obligations will be held by the Custodian or in the Federal Reserve Book Entry system.

     For purposes of the 1940 Act, a repurchase agreement is deemed to be a loan from the Portfolio to the seller of the Obligation subject to the repurchase agreement and is therefore subject to the Portfolio's investment restriction applicable to loans. It is not clear whether a court would consider the Obligation purchased by the Portfolio subject to a repurchase agreement as being owned by the Portfolio or as being collateral for a loan by the Portfolio to the seller. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the Obligation before repurchase of the Obligation under a repurchase agreement, the Portfolio may encounter delay and incur costs before being able to sell the security. Delays may involve loss of interest or decline in price of the Obligation. If the court characterizes the transaction as a loan and the Portfolio has not perfected a security interest in the Obligation, the Portfolio may be required to return the Obligation to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Portfolio would be at risk of losing some or all of the principal and income involved in the transaction. As with any unsecured debt instrument purchased for the Portfolio, the Adviser seeks to minimize the risk of loss through repurchase agreements by analyzing the creditworthiness of the obligor, in this case the seller of the Obligation. Apart from the risk of bankruptcy or insolvency proceedings, there is also the risk that the seller may fail to repurchase the Obligation, in which case the Portfolio may incur a loss if the proceeds to the Portfolio of the sale to a third party are less than the repurchase price. However, if the market value of the Obligation subject to the repurchase agreement becomes less than the repurchase price (including interest), the Portfolio will direct the seller of the Obligation to deliver additional securities so that the market value of all securities subject to the repurchase agreement will equal or exceed the repurchase price. It is possible that the Portfolio will be unsuccessful in seeking to enforce the seller's contractual obligation to deliver additional securities.

Investment Restrictions

     In connection with its investment objective and policies as set forth in the Prospectus, the Company has adopted the following investment restrictions, on behalf of the Portfolio, none of which may be changed without the approval of the holders of a majority of the Portfolio's outstanding shares, as defined in the 1940 Act.

     As a matter of fundamental policy, the Portfolio may not:

     (1) with respect to 75% of its total assets, taken at market value, purchase more than 10% of the voting securities of any one issuer, or invest more than 5% of the value of its total assets in the securities of any one issuer, except obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and except securities of other investment companies (except that if the Portfolio chooses to participate in the master-feeder structure, as described in the section titled "General Investment Objective and Policies," it may purchase up to 100% of the voting securities of any one issuer and may invest up to 100% of its investment securities in a single issuer without restriction);

     (2) borrow money, except as a temporary measure for extraordinary or emergency purposes or except in connection with reverse repurchase agreements; provided that the Portfolio maintains asset coverage of 300% for all borrowings;

     (3) act as an underwriter of securities issued by others, except to the extent that it may be deemed an underwriter in connection with the disposition of portfolio securities of the Portfolio;

     (4) make loans to other persons, except (a) loans of portfolio securities, and (b) to the extent the entry into repurchase agreements and the purchase of debt securities in accordance with its investment objectives and investment policies may be deemed to be loans;

     (5)  purchase or sell real estate  (except that the Portfolio may invest in
          (i) securities of companies which deal in real estate or mortgages, and (ii) securities secured by real estate or interests therein, and that the Portfolio reserves freedom of action to hold and to sell real estate acquired as a result of the Portfolio's ownership of securities); and

     (6) purchase or sell physical commodities or contracts relating to physical commodities.

     The Portfolio will not as a matter of nonfundamental policy:

          (a) purchase or retain securities of any open-end investment company, or securities of closed-end investment companies except by purchase in the open market where no commission or profit to a sponsor or dealer results from such purchases, or except when such purchase, though not made in the open market, is part of a plan of merger, consolidation, reorganization or acquisition of assets; in any event the Portfolio may not purchase more than 3% of the outstanding voting securities of another investment company, may not invest more than 5% of its assets in another investment company, and may not invest more than 10% of its assets in other investment companies (except that if the Portfolio chooses to participate in the master-feeder structure, as described in the section titled "General Investment Objective and Policies," it may invest up to 100% of its investment securities in an investment company without restriction);

          (b) pledge, mortgage or hypothecate its assets in excess, together with permitted borrowings, of 1/3 of its total assets;

          (c) purchase or retain securities of an issuer any of whose officers, directors, trustees or security holders is an officer, director or trustee of the Portfolio or a member, officer, director or trustee of the investment adviser of the Portfolio if one or more of such individuals owns beneficially more than one-half of one percent (1/2%) of the outstanding shares or securities or both (taken at market value) of such issuer and such individuals owning more than one-half of one percent (1/2%) of such shares or securities together own beneficially more than 5% of such shares or securities or both;

          (d) purchase securities on margin or make short sales, unless, by virtue of its ownership of other securities, it has the right to obtain securities equivalent in kind and amount to the securities sold and, if the right is conditional, the sale is made upon the same conditions, except in connection with arbitrage transactions and except that the Portfolio may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities;

          (e) invest more than 10% of its total assets in securities which are not readily marketable or otherwise illiquid, the disposition of which is restricted under Federal securities laws, or in repurchase agreements not terminable within 7 days, and the Portfolio will not invest more than 10% of its total assets in restricted securities;

          (f) other than as may be necessary to participate in a master-feeder arrangement, purchase securities of any issuer with a record of less than three years continuous operations, including predecessors, and in equity securities which are not readily marketable except U.S. Government securities, and obligations issued or guaranteed by any foreign government or its agencies or instrumentalities, if such purchase would cause the investments of the Portfolio in all such issuers to exceed 5% of the total assets of the Portfolio taken at market value;

          (g) buy options on securities or financial instruments, unless the aggregate premiums paid on all such options held by the Portfolio at any time do not exceed 20% of its net assets; or sell put options on securities if, as a result, the aggregate value of the obligations underlying such put options would exceed 50% of the Portfolio's net assets;

          (h) enter into futures contracts or purchase options thereon unless immediately after the purchase, the value of the aggregate initial margin with respect to all futures contracts entered into on behalf of the Portfolio and the premiums paid for options on futures contracts does not exceed 5% of the fair market value of the Portfolio's total assets; provided, that in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in computing the 5% limit;

          (i) invest in oil, gas or other mineral leases, or exploration or development programs (although it may invest in issuers which own or invest in such interests);

          (j) borrow money in excess of 5% of its total assets (taken at market value) except for temporary or emergency purposes or borrow other than from banks;

          (k) purchase warrants if as a result warrants taken at the lower of cost or market value would represent more than 5% of the value of the Portfolio's total net assets or more than 2% of its net assets in warrants that are not listed on the New York or American Stock Exchanges or on an exchange with comparable listing requirements (for this purpose, warrants attached to securities will be deemed to have no value);

          (l) invest more than 10% of its total assets in debt securities (including convertible securities) or more than 5% of its total assets in securities rated BB/Ba or below by Moody's or S&P or the equivalent;

          (m) make securities loans if the value of such securities loaned exceeds 30% of the value of the Portfolio's total assets at the time the loan is made; all loans of portfolio securities will be fully collateralized and marked to market daily. The Portfolio has no current intention of making loans of portfolio securities that would amount to greater than 5% of the Portfolio's total assets; or

          (n)  purchase or sell real estate limited partnership interests.

     In addition to the foregoing restrictions, it is not the policy of the Portfolio to concentrate its investments in any particular industry and the Portfolio's management does not intend to make acquisitions in particular industries which would increase the percentage of the market value of the Portfolio's assets above 25% for any one industry. The Portfolio may not deviate from such policy without a vote of a majority of the outstanding shares as provided by the 1940 Act.

     Whenever any investment restriction states a maximum percentage of the Portfolio's assets, it is intended that if the percentage limitation is met at the time the action is taken; subsequent percentage changes resulting from
fluctuating   asset   values  will  not  be   considered  a  violation  of  such
restrictions.

                                PURCHASING SHARES
(See "Transaction Information--Purchasing Shares" in the Portfolio's Prospectus)

     There is a $1,000 minimum initial investment in the Portfolio, with a minimum account size of $1,000. The minimum subsequent investment for the Portfolio is $1,000. Investment minimums may be waived for Directors and officers of the Company and certain other affiliates and entities. The Portfolio and Scudder Investor Services, Inc. (the "Distributor") reserve the right to reject any purchase order. All funds will be invested in full and fractional shares.

     Shares of the Portfolio may be purchased by writing or calling Scudder Service Corporation, a subsidiary of the Adviser (the "Transfer Agent"). Due to the desire of the Company to afford ease of redemption, certificates will not be issued to indicate ownership in the Portfolio. Orders for shares of the Portfolio will be executed at the net asset value per share next determined after an order has become effective.

     Checks drawn on a non-member bank or a foreign bank may take substantially longer to be converted into federal funds and, accordingly, may delay the execution of an order. Checks must be payable in U.S. dollars and will be accepted subject to collection at full face value.

     By investing in the Portfolio, a shareholder appoints the Transfer Agent to establish an open account to which all shares purchased will be credited with any dividends and capital gains distributions that are paid in additional shares. See "Distribution and Performance Information--Dividends and Capital Gains Distributions" in the Portfolio's Prospectus.


                                REDEEMING SHARES
 (See "Transaction Information--Redeeming Shares" in the Portfolio's Prospectus)


     Payment of redemption proceeds may be made in securities. The Company may suspend the right of redemption with respect to the Portfolio during any period when (i) trading on the New York Stock Exchange (the "Exchange") is restricted or the Exchange is closed, other than customary weekend and holiday closings,
(ii) the SEC has by order permitted such suspension or (iii) an emergency, as defined by rules of the SEC, exists making disposal of portfolio securities or determination of the value of the net assets of the Portfolio not reasonably practicable.


     A shareholder's account remains open for up to one year following complete redemption and all costs during the period will be borne by the Portfolio. This permits an investor to resume investments.

                    DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS
          (See "Distribution and Performance Information--Dividends and Capital Gains Distributions" in the Portfolio's Prospectus.)

     The Portfolio intends to follow the practice of distributing all of its investment company taxable income, which includes any excess of net realized short-term capital gains over net realized long-term capital losses. The Portfolio may follow the practice of distributing the entire excess of net realized long-term capital gains over net realized short-term capital losses. However, the Portfolio may retain all or part of such gain for reinvestment after paying the related federal income taxes for which the shareholders may then be asked to claim a credit against their federal income tax liability. (See "TAXES.")

     If the Portfolio does not distribute the amount of capital gain and/or ordinary income required to be distributed by an excise tax provision of the Code, the Portfolio may be subject to that excise tax. (See "TAXES.") In certain circumstances, the Portfolio may determine that it is in the interest of shareholders to distribute less than the required amount.

     Earnings  and  profits   distributed  to  shareholders  on  redemptions  of
Portfolio shares may be utilized by the Portfolio, to the extent permissible, as part of the Portfolio's dividends paid deduction on its federal tax return.

     The Portfolio intends to distribute its investment company taxable income and any net realized capital gains in December to avoid federal excise tax, although an additional distribution may be made, if necessary.

     Both types of distributions will be made in shares of the Portfolio and confirmations will be mailed to each shareholder unless a shareholder has elected to receive cash, in which case a check will be sent. Distributions of investment company taxable income and net realized capital gains are taxable (See "TAXES"), whether made in shares or cash.

     Each distribution is accompanied by a brief explanation of the form and character of the distribution. The characterization of distributions on such correspondence may differ from the characterization for federal tax purposes. In January of each year the Portfolio issues to each shareholder a statement of the federal income tax status of all distributions in the prior calendar year.

                             PERFORMANCE INFORMATION
    (See "Distribution and Performance Information--Performance Information"
                        in the Portfolio's Prospectus.)

     From time to time, quotations of the Portfolio's performance may be included in advertisements, sales literature or reports to shareholders or prospective investors. These performance figures may be calculated in the following manner:

Average Annual Total Return

     Average annual total return is the average annual compound rate of return for periods of one year and the life of the Portfolio, where applicable, all ended on the last day of a recent calendar quarter. Average annual total return quotations reflect changes in the price of the Portfolio's shares, if any, and assume that all dividends and capital gains distributions during the respective periods were reinvested in Portfolio shares. Average annual total return is calculated by finding the average annual compound rates of return of a hypothetical investment over such periods, according to the following formula (average annual total return is then expressed as a percentage):

                               T = (ERV/P)^1/n - 1
       Where:

          P     =  a hypothetical initial investment of $1,000.
          T     =  Average Annual Total Return.
          n     =  number of years.
          ERV   =  ending  redeemable  value:  ERV is the value, at the end of the applicable period, of a hypothetical $1,000 investment made at the beginning of the applicable period.

Cumulative Total Return

     Cumulative total return is the cumulative rate of return on a hypothetical initial investment of $1,000 for a specified period. Cumulative total return quotations reflect changes in the price of the Portfolio's shares and assume that all dividends and capital gains distributions during the period were reinvested in Portfolio shares. Cumulative total return is calculated by finding the cumulative rates of return of a hypothetical investment over such periods, according to the following formula (cumulative total return is then expressed as a percentage):

                                 C = (ERV/P) - 1
     Where:

     C      =  Cumulative Total Return.
     P      =  a hypothetical initial investment of $1,000.
     ERV    =  ending  redeemable  value:  ERV is the value, at the end of the applicable period, of a hypothetical $1,000 investment made at the beginning of the applicable period.


     Cumulative total return for the period April 3, 1996 (commencement of operations) to December 31, 1996 was 4.83%. If the Adviser had not maintained Fund expenses and had imposed a full management fee, total return would have been lower.


Total Return

     Total Return is the rate of return on an investment for a specified period of time calculated in the same manner as cumulative total return.

Capital Change

     Capital  change  measures  the  return  from  invested  capital   including
reinvested capital gains distributed. Capital change does not include the reinvestment of income dividends.

     Quotations of the Portfolio's performance are based on historical earnings, show the performance of a hypothetical investment, and are not intended to indicate future performance of the Portfolio. An investor's shares when redeemed may be worth more or less than their original cost. Performance of the Portfolio will vary based on changes in market conditions and the level of the Portfolio's expenses.

Comparison of Portfolio Performance

     Because some or all of the Portfolio's investments are denominated in foreign currencies, the strength or weakness of the U.S. dollar as against these currencies may account for part of the Portfolio's investment performance. Historical information on the value of the dollar versus foreign currencies may be used from time to time in advertisements concerning the Portfolio. Such historical information is not indicative of future fluctuations in the value of the U.S. dollar against these currencies. In addition, marketing materials may cite country and economic statistics and historical stock market performance for any of the countries in which the Portfolio invests, including, but not limited to, the following: population growth, gross domestic product, inflation rate, average stock market price-earnings ratios and the total value of stock markets. Sources for such statistics may include official publications of various foreign governments and exchanges.

     From time to time, in marketing and other portfolio literature, the performance of the Portfolio may be compared to the performance of broad groups of mutual funds with similar investment goals, as tracked by independent organizations. Among these organizations, Lipper Analytical Services, Inc. ("Lipper") may be cited. When Lipper's tracking results are used, the Portfolio will be compared to Lipper's appropriate fund category, that is, by fund objective and portfolio holdings. For instance, the Portfolio will be compared with funds within Lipper's international equity fund category. Rankings may be listed among one or more of the asset-size classes as determined by Lipper.

     Since the assets in all funds are always changing, the Portfolio may be ranked within one Lipper asset-size class at one time and in another Lipper asset-size class at some other time. Footnotes in advertisements and other marketing literature will include the time period and Lipper asset-size class, as applicable, for the ranking in question.

                              SHAREHOLDER BENEFITS
           (See "Shareholders Benefits" in the Portfolio's Prospectus)

     Special Monthly Summary of Accounts. A special service is available to banks, brokers, investment advisers, trust companies and others who have a number of accounts in any Portfolio. In addition to the copy of the regular

Statement of Account furnished to the registered holder after each transaction, a monthly summary of accounts can be provided. The monthly summary will show for each account the account number, the month-end share balance and the dividends and distributions paid during the month. All costs of this service will be borne by the Company. For information on the special monthly summary of accounts, contact the Company.

                              COMPANY ORGANIZATION
           (See "Company Organization" in the Portfolio's Prospectus)


     The Company was formed on January 2, 1986 as a corporation under the laws of the State of Maryland. The authorized capital stock of the Company consists of 25,000,000,000 shares having a par value of $.001 per share, of which 5,000,000,000 shares each have been designated for the Government Portfolio, and Cash Portfolio, 2,000,000,000 shares have been designated for the Tax-Free Portfolio and 100,000,000 have been designated for the Institutional International Equity Portfolio. The Company is authorized to issue full and fractional shares in separate series. The Directors have created 28 series, constituting the Government Portfolio, the Federal Portfolio, Cash Portfolio, Tax-Free Portfolio, Institutional International Equity Portfolio, Institutional Prime Portfolio, Institutional Municipal Income Portfolio, Institutional Intermediate Cash Portfolio, Institutional Bond Index Portfolio, Institutional Cash Plus Portfolio, Institutional Global Equity Portfolio, Institutional Emerging Markets Equity Portfolio, Institutional Global Small Company Equity Portfolio, Institutional Latin America Equity Portfolio, Institutional Japanese Equity Portfolio, Institutional Pacific Basin Equity Portfolio, Institutional Growth and Income Portfolio, Institutional Quality Growth Portfolio, Institutional Value Equity Portfolio, Institutional Small Company Equity Portfolio, Institutional Defensive Limited Volatility Bond Portfolio, Institutional Intermediate Limited Volatility Bond Portfolio, Institutional Active Value Bond Portfolio, Institutional Long Duration Bond Portfolio, Institutional Mortgage Investment Portfolio, Institutional Global Bond Portfolio, Institutional International Bond Portfolio, and Institutional Emerging Markets Fixed Income Portfolio. The Directors have reserved authority to create, in the future, other series representing shares of additional portfolios.


     On any matter submitted to a vote of shareholders, all shares then entitled to vote will be voted by Portfolio unless otherwise required by the 1940 Act, in which case all shares will be voted in the aggregate. For example, a change in a Portfolio's fundamental investment policies would be voted upon only by shareholders of the Portfolio involved. Additionally, approval of the Investment Advisory Agreements is a matter to be determined separately by each Portfolio. Approval by the shareholders of one Portfolio is effective as to that Portfolio whether or not sufficient votes are received from the shareholders of the other Portfolios to approve the proposal as to those Portfolios. As used in the Prospectus and in this Statement of Additional Information, the term "majority," when referring to approvals to be obtained from shareholders of a Portfolio, means the vote of the lesser of (i) 67% or more of the voting securities of the Portfolio represented at a meeting if the holders of more than 50% of the outstanding voting securities of the Portfolio are present in person or represented by proxy, or (ii) more than 50% of the outstanding voting securities of the Portfolio. The term "majority," when referring to the approvals to be obtained from shareholders of the Company as a whole, means the vote of the lesser of (i) 67% of the Company's shares represented at a meeting if the holders of more than 50% of the outstanding shares are present in person or represented by proxy, or (ii) more than 50% of the Company's outstanding shares. Shareholders are entitled to one vote for each full share held and fractional votes for fractional shares held.

     Each share of a Portfolio represents an equal proportional interest in that Portfolio with each other share and is entitled to such dividends and distributions out of the income earned on the assets belonging to that Portfolio as are declared in the discretion of the Directors. In the event of the liquidation or dissolution of the Company, shares of a Portfolio are entitled to receive the assets attributable to that Portfolio that are available for distribution, and a distribution of any general assets not attributable to a particular Portfolio that are available for distribution in such manner and on such basis as the Directors in their sole discretion may determine.

     Shareholders are not entitled to any pre-emptive rights. All shares, when issued, will be fully paid and non-assessable by the Company.

                               INVESTMENT ADVISER
 (See "Company Organization--Investment Adviser" in the Portfolio's Prospectus)


     The Company retains Scudder, Stevens & Clark, Inc. (the "Adviser") as investment adviser on behalf of the Portfolio pursuant to an Investment Advisory Agreement (the "Agreement"). The Adviser is one of the most experienced investment counsel firms in the U.S. It was established in 1919 as a partnership and was restructured as a Delaware corporation in 1985. The principal source of the Adviser's income is professional fees received from providing continuing investment advice, and the firm derives no income from banking, brokerage, or underwriting of securities. A subsidiary of the Adviser, Scudder Investor Services, Inc. (the "Distributor"), acts as principal underwriter for shares of registered open-end investment companies. The Adviser provides investment counsel for many individuals and institutions, including insurance companies, endowments, industrial corporations and financial and banking organizations. As of December 31, 1996, the Adviser and its affiliates had in excess of $115 billion under their supervision.


     The Adviser maintains a research department with more than 50 professionals, which conducts continuous studies of the factors that affect various industries, companies and individual securities in the U.S. as well as abroad. In this work the Adviser utilizes reports, statistics and other investment information from a wide variety of sources, including brokers and dealers who may execute portfolio transactions for the Portfolio and for other clients of the Adviser. Investment decisions, however, are based primarily on investigations and critical analyses by the Adviser's own research specialists and portfolio managers.

     The Adviser may give advice and take action with respect to any of its other clients, which may differ from advice given or from the time or nature of action taken with respect to the Portfolio. If these clients and the Portfolio are simultaneously buying or selling a security with a limited market, the price may be adversely affected. In addition, the Adviser may, on behalf of other clients, furnish financial advice or be involved in tender offers or merger proposals relating to companies in which the Portfolio invests. The best interests of the Portfolio may or may not be consistent with the achievement of the objectives of the other persons for whom the Adviser is providing advice or for whom they are acting. Where a possible conflict is apparent, the Adviser will follow whatever course of action is in its judgment in the best interests of the Portfolio. The Adviser may consult independent third persons in reaching its decision.

     Under the Agreement, it is the responsibility of the Adviser, subject to the supervision of the Board of Directors, to manage the Portfolio's investments in conformity with the stated policies of the Portfolio by providing supervision of its investments, including the acquisition, holding or disposal of securities for the Portfolio, and by effecting purchase and sale orders for securities of the Portfolio. Under the Agreement, the Adviser also furnishes the Portfolio with certain bookkeeping, accounting and certain administrative services which are not furnished by the Custodian or Scudder Fund Accounting Corporation, a subsidiary of the Adviser, office space and equipment, and the services of the officers and employees of the Company. The Adviser has authorized any of its managing directors, officers and employees who have been elected as Directors or officers of the Company to serve in the capacities to which they have been elected.

     The Portfolio will bear all expenses not specifically assumed by the Adviser under the terms of the Agreement. Such expenses will include without limitation: (a) organization expenses of the Portfolio; (b) clerical salaries;
(c) fees and expenses incurred by the Portfolio in connection with membership in investment company organizations; (d) brokerage and other expenses of executing portfolio transactions; (e) payment for portfolio pricing services to a pricing agent, if any; (f) legal, auditing or accounting expenses; (g) trade association dues; (h) taxes or governmental fees; (i) the fees and expenses of the transfer agent of the Portfolio; (j) the cost of preparing share certificates or any other expenses, including clerical expenses of issue, redemption or repurchase of shares of the Portfolio; (k) the expenses and fees for registering and qualifying securities for sale; (l) the fees and expenses of directors of the Company who are not employees or affiliates of the Adviser or any of its affiliates; (m) travel expenses of all officers, directors and employees; (n) insurance premiums; (o) the cost of preparing and distributing reports and notices to shareholders; (p) public and investor relations expenses; or (q) the fees or disbursements of custodians of the Portfolio's assets, including expenses incurred in the performance of any obligations enumerated by the Articles of Incorporation or By-Laws insofar as they govern agreements with any such custodian. No sales or promotional expenses are incurred by the Company, but expenses incurred in complying with laws relating to the issue or sale of the Portfolio's shares are not deemed sales or promotional expenses.

     For these services the Portfolio pays the Adviser a fee equal to 0.90% of the Portfolio's average daily net assets. Management fees are computed daily and paid monthly. The Adviser has agreed to maintain the total annualized expenses of the Portfolio at no more than 0.95% of the average daily net assets of the Portfolio until July 31, 1997. For the period April 3, 1996 (commencement of operations) to December 31, 1996, Scudder did not impose any of its fee amounting to $104,861. In addition, Scudder reimbursed expenses amounting to $80,840.


     The Agreement will continue in effect with respect to the Portfolio if specifically approved annually by a majority of the Directors of the Company, including a majority of the Directors who are not parties to such contract or "interested persons" of any such party. The Agreement may be terminated without penalty by either of the parties on 60 days' written notice and must terminate in the event of its assignment. The Agreement may be amended or modified only if approved by vote of the holders of the majority of the Portfolio's outstanding shares as defined in the 1940 Act.

     The Agreement provides that the Adviser is not liable for any act or omission in the course of or in connection with rendering services under the Agreement in the absence of willful misfeasance, bad faith or gross negligence of its obligations or duties.

     The Adviser places orders for the purchase and sale of securities for the Portfolio. The Company will not deal with the Adviser in any transaction in which the Adviser acts as principal.

Personal Investments by Employees of the Adviser

     Employees of the Adviser are permitted to make personal securities transactions, subject to requirements and restrictions set forth in the
Adviser's Code of Ethics. The Code of Ethics contains provisions and requirements designed to identify and address certain conflicts of interest between personal investment activities and the interests of investment advisory clients such as the Portfolio. Among other things, the Code of Ethics, which generally complies with standards recommended by the Investment Company Institute's Advisory Group on Personal Investing, prohibits certain types of transactions absent prior approval, imposes time periods during which personal transactions may not be made in certain securities, and requires the submission of duplicate broker confirmations and monthly reporting of securities transactions. Additional restrictions apply to portfolio managers, traders, research analysts and others involved in the investment advisory process. Exceptions to these and other provisions of the Code of Ethics may be granted in particular circumstances after review by appropriate personnel.

                             DIRECTORS AND OFFICERS

     The principal occupations of the Directors and executive officers of the Company for the past five years are listed below.

                                                                                          Position with
                                    Position with                                         Underwriter, Scudder
Name (Age) and Address              Company                Principal Occupation**         Investor Services, Inc.
----------------------              -------                ----------------------         -----------------------


Daniel Pierce (63)+*#               President and          Chairman of the Board and      Vice President, Director
                                    Director               Managing Director of           and Assistant Treasurer
                                                           Scudder, Stevens & Clark,
                                                           Inc.

David S. Lee (63)+*#                Chairman of the        Managing Director of           President, Director and
                                    Board and Director     Scudder, Stevens & Clark,      Assistant Treasurer
                                                           Inc.

Edgar R. Fiedler (68)#              Director               Senior Fellow and Economic        --
50023 Brogden                                              Counselor, The Conference
Chapel Hill, NC 27514                                      Board, Inc.


                                       18


                                                                                          Position with
                                    Position with                                         Underwriter, Scudder
Name (Age) and Address              Company                Principal Occupation**         Investor Services, Inc.
----------------------              -------                ----------------------         -----------------------

Peter B. Freeman (64)               Director               Corporate Director and           --
100 Alumni Avenue                                          Trustee
Providence, RI  02906

Robert W. Lear (79)                 Director               Executive-in-Residence,          --
429 Silvermine Road                                        Visiting Professor, Columbia
New Canaan, CT  06840                                      University Graduate School
                                                           of Business

Stephen L. Akers+                   Vice President         Managing Director of             --
                                                           Scudder, Stevens & Clark,
                                      Inc.

K. Sue Cote (35)+                   Vice President         Principal of Scudder,           --
                                                           Stevens & Clark, Inc.

Carol L. Franklin++                 Vice President         Managing Director of             --
                                                           Scudder, Stevens & Clark,
                                      Inc.

Jerard K. Hartman (64)++            Vice President         Managing Director of            --
                                                           Scudder, Stevens & Clark,
                                      Inc.

Thomas W. Joseph (57)+              Vice President and     Principal of Scudder,          Vice President,
                                    Assistant Secretary    Stevens & Clark, Inc.          Director, Treasurer and
                                                                                          Assistant Clerk

Kathryn L. Quirk (44)++             Vice President         Managing Director of           Senior Vice President,
                                                           Scudder, Stevens & Clark,      Director and Clerk
                                      Inc.

Thomas F. McDonough (50)+           Vice President and     Principal of Scudder,          Assistant Clerk
                                    Secretary              Stevens & Clark, Inc.

Pamela A. McGrath (43)+             Vice President         Managing Director of            --
                                    and Treasurer          Scudder, Stevens & Clark,
                                      Inc.


* Messrs. Lee and Pierce are considered by the Company to be persons who are "interested persons" of the Adviser or of the Company (within the meaning of the 1940 Act).
** All the Directors and officers have been associated with their respective companies for more than five years, but not necessarily in the same capacity.
#        Messrs. Pierce, Fiedler and Lee are members of the Executive Committee.
+        Address:  Two International Place, Boston, Massachusetts
++       Address:  345 Park Avenue, New York, New York

         Directors of the Company not affiliated with the Adviser receive from the Company an annual fee and a fee for each Board of Directors and Board Committee meeting attended and are reimbursed for all out-of-pocket expenses relating to attendance at such meetings. Directors who are affiliated with the Adviser do not receive compensation from the Company, but the Company may reimburse such Directors for all out-of-pocket expenses relating to attendance at meetings.


     As of April 1, 1997, the Directors and officers of the Company, as a group, owned less than 1% of the outstanding shares of the Portfolio as of the commencement of operations.

                                  REMUNERATION

Responsibilities of the Board--Board and Committee Meetings

     The Board of Directors is responsible for the general oversight of each Fund's business. A majority of the Board's members are not affiliated with Scudder, Stevens & Clark, Inc. (The "Advisor"). These "Independent Directors" have primary responsibility for assuring that each Fund is managed in the best interests of its shareholders.

     The Board of Directors meets at least quarterly to review the investment performance of each Fund and other operational matters, including policies and procedures designated to assure compliance with various regulatory requirements. At least annually, the Independent Directors review the fees paid to the Adviser and its affiliates for investment advisory services and other administrative and shareholder services. In this regard, they evaluate, among other things, each Funds' investment performance, the quality and efficiency of the various other services provided, costs incurred by the Adviser and its affiliates, and comparative information regarding fees and expenses of competitive funds. They are assisted in this process by each Fund's independent public accountants and by independent legal counsel selected by the Independent Directors.

     All of the Independent Directors serve on the Committee on Independent Directors, which nominates Independent Directors and considers other related matters, and the Audit Committee, which selects each Fund's independent public accountants and reviews accounting policies and controls. In addition, Independent Directors from time to time have established and served on task forces and subcommittees focusing on particular matters such as investment, accounting and shareholder service issues.

     The Independent Directors met five times during 1996, including Board and Committee meetings and meetings to review each Fund's contractual arrangements as described above. All of the Independent Directors attended at least 83.3% of all such meetings.

Compensation of Officers and Directors

     The Independent Directors receive compensation of $150 per Portfolio for each Director's meeting attended and each Board Committee meeting attended and an annual Director's fee payable quarterly of $500 for each Portfolio with average daily net assets less than $100 million, and $1,500 for each Portfolio with average daily net assets in excess of $100 million. No additional compensation is paid to any Independent Director for travel time to meetings, attendance at directors' educational seminars or conferences, service on industry or association committees, participation as speakers at directors' conferences, service on special trustee task forces or subcommittees or service as lead or liaison trustee. Independent Directors do not receive any employee benefits such as pension, retirement or health insurance.

     The Independent Directors also serve in the same capacity for other funds managed by the Adviser. These funds differ broadly in type an complexity and in some cases have substantially different Directors fee schedules. The following table shows the aggregate compensation received by each Independent Directors during 1996 from the Trust and from all of Scudder funds as a group.


             Name                 Scudder Institutional Fund*        All Scudder Funds
             ----                 ---------------------------        -----------------
Edgar R. Fiedler, Director**               $________                $108,083 (20 funds)

Peter B. Freeman, Director                 $________                $131,734 (33 funds)

Robert W. Lear, Director                   $________                $34,049 (11 funds)




* Scudder Institutional Fund, Inc. consists of Institutional Government Portfolio, Institutional Cash Portfolio, Institutional Tax-Free Portfolio and Institutional International Equity Portfolio. Institutional International Equity Portfolio commenced operations on April 3, 1996.

** Mr. Fiedler received $______ through a deferred compensation program. As of December 31, 199 , Mr. Fiedler had a total of $______ accrued in a deferred compensation program for serving on the Board of Directors of the Company.


     Members of the Board of Directors who are employees of Scudder or its affiliates receive no direct compensation from the Trust, although they are compensated as employees of Scudder, or its affiliates, as a result of which they may be deemed to participate in fees paid by each Fund.

                                   DISTRIBUTOR
     (See "Company Organization--Distributor" in the Portfolio's Prospectus)

     Pursuant to a contract with the Portfolio, Scudder Investor Services, Inc. (the "Distributor"), a subsidiary of the Adviser, serves as the Company's principal underwriter in connection with a continuous offering of shares of the Portfolio. The Distributor receives no remuneration for its services as principal underwriter and is not obligated to sell any specific amount of Company shares. As principal underwriter, it accepts purchase orders for shares of the Portfolio. In addition, the Underwriting Agreement obligates the Distributor to pay certain expenses in connection with the offering of the shares of the Portfolio. After the Prospectuses and periodic reports have been prepared, set in type and mailed to shareholders, the Distributor will pay for the printing and distribution of copies thereof used in connection with the offering to prospective investors. The Distributor will also pay for supplemental sales literature and advertising costs.

                                      TAXES
          (See "Distribution and Performance Information--Taxes" in the
                            Portfolio's Prospectus.)

     The Prospectus describes generally the tax treatment of distributions by the Portfolio. This section of the Statement includes additional information concerning federal taxes.

     The Portfolio has elected to be treated as a regulated investment company under Subchapter M of the Code, or a predecessor statute. As a regulated investment company, the Portfolio is required to distribute to its shareholders at least 90 percent of its investment company taxable income (including net short-term capital gain) and generally is not subject to federal income tax to the extent that it distributes annually its investment company taxable income and net realized capital gains in the manner required under the Code.

     The Portfolio is subject to a 4% nondeductible excise tax on amounts required to be but not distributed under a prescribed formula. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Portfolio's ordinary income for the calendar year, at least 98% of the excess of its capital gains over capital losses
(adjusted for certain ordinary losses) realized during the one-year period ending October 31 during such year, and all ordinary income and capital gains for prior years that were not previously distributed.

     Investment company taxable income generally is made up of dividends, interest and net short-term capital gains in excess of net long-term capital losses, less expenses. Net realized capital gains for a fiscal year are computed by taking into account any capital loss carryforward of the Portfolio.

     If any net realized long-term capital gains in excess of net realized short-term capital losses are retained by the Portfolio for reinvestment, requiring federal income taxes to be paid thereon by the Portfolio, the Portfolio intends to elect to treat such capital gains as having been distributed to shareholders. As a result, each shareholder will report such capital gains as long-term capital gains, will be able to claim a proportionate share of federal income taxes paid by the Portfolio on such gains as a credit against the shareholder's federal income tax liability, and will be entitled to increase the adjusted tax basis of the shareholder's Portfolio shares by the difference between the shareholder's pro rata share of such gains and the shareholder's tax credit.

     Distributions   of  investment   company  taxable  income  are  taxable  to
shareholders as ordinary income.

     Dividends from domestic corporations are not expected to comprise a substantial part of the Portfolio's gross income. If any such dividends constitute a portion of the Portfolio's gross income, a portion of the income distributions of the Portfolio may be eligible for the deduction for dividends received by corporations. Shareholders will be informed of the portion of dividends which so qualify. The dividends-received deduction is reduced to the extent the shares of the Portfolio with respect to which the dividends are received are treated as debt-financed under federal income tax law and is eliminated if either those shares or the shares of the Portfolio are deemed to have been held by the Portfolio or the shareholders, as the case may be, for less than 46 days.

     Distributions of the excess of net long-term capital gain over net short-term capital loss are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Portfolio have been held by such shareholders. Such distributions are not eligible for the dividends-received deduction. Any loss realized upon the redemption of shares held at the time of redemption for six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain during such six-month period.

     Distributions of investment company taxable income and net realized capital gains will be taxable as described above, whether received in shares or in cash. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

     All distributions of investment company taxable income and net realized capital gain, whether received in shares or in cash, must be reported by each shareholder on his or her federal income tax return. Dividends declared in October, November or December with a record date in such a month will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

     An individual may make a deductible IRA contribution of up to $2,000 or, if less, the amount of the individual's earned income for any taxable year only if
(i) neither the individual nor his or her spouse (unless filing separate returns) is an active participant in an employer's retirement plan, or (ii) the individual (and his or her spouse, if applicable) has an adjusted gross income below a certain level ($40,050 for married individuals filing a joint return, with a phase-out of the deduction for adjusted gross income between $40,050 and $50,000; $25,050 for a single individual, with a phase-out for adjusted gross income between $25,050 and $35,000). However, an individual not permitted to make a deductible contribution to an IRA for any such taxable year may nonetheless make nondeductible contributions up to $2,000 to an IRA (up to $2,250 to IRAs for an individual and his or her nonearning spouse) for that year. There are special rules for determining how withdrawals are to be taxed if an IRA contains both deductible and nondeductible amounts. In general, a proportionate amount of each withdrawal will be deemed to be made from nondeductible contributions; amounts treated as a return of nondeductible contributions will not be taxable. Also, annual contributions may be made to a spousal IRA even if the spouse has earnings in a given year if the spouse elects to be treated as having no earnings (for IRA contribution purposes) for the year.

     Distributions by the Portfolio result in a reduction in the net asset value of the Portfolio's shares. Should a distribution reduce the net asset value below a shareholder's cost basis, such distribution would nevertheless be taxable to the shareholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital. In particular, investors should consider the tax implications of buying shares just prior to a distribution. The price of shares purchased at that time includes the amount of the forthcoming distribution. Those purchasing just prior to a distribution will then receive a partial return of capital upon the distribution, which will nevertheless be taxable to them.

     The Portfolio intends to qualify for and may make the election permitted under Section 853 of the Code so that shareholders may (subject to limitations) be able to claim a credit or deduction on their federal income tax returns for, and will be required to include in gross income (in addition to distributions actually received), their pro rata portion of qualified taxes paid by the Portfolio to foreign countries (which taxes relate primarily to investment income). The Portfolio may make an election under Section 853 of the Code, provided that more than 50% of the value of the total assets of the Portfolio at the close of the taxable year consists of securities in foreign corporations. The foreign tax credit available to shareholders is subject to certain limitations imposed by the Code.

     If the Portfolio does not make the election permitted under section 853 any foreign taxes paid or accrued will represent an expense to the Portfolio which will reduce its investment company taxable income. Absent this election, shareholders will not be able to claim either a credit or a deduction for their pro rata portion of such taxes paid by the Portfolio, nor will shareholders be required to treat as part of the amounts distributed to them their pro rata portion of such taxes paid.

     Equity options (including covered call options written on portfolio stock) and over-the-counter options on debt securities written or purchased by the Portfolio will be subject to tax under Section 1234 of the Code. In general, no loss will be recognized by the Portfolio upon payment of a premium in connection with the purchase of a put or call option. The character of any gain or loss recognized (i.e. long-term or short-term) will generally depend, in the case of a lapse or sale of the option, on the Portfolio's holding period for the option, and in the case of the exercise of a put option, on the Portfolio's holding period for the underlying property. The purchase of a put option may constitute a short sale for federal income tax purposes, causing an adjustment in the holding period of any stock in the Portfolio's portfolio similar to the stocks on which the index is based. If the Portfolio writes an option, no gain is recognized upon its receipt of a premium. If the option lapses or is closed out, any gain or loss is treated as short-term capital gain or loss. If a call option is exercised, the character of the gain or loss depends on the holding period of the underlying stock.

     Positions of the Portfolio which consist of at least one stock and at least one stock option or other position with respect to a related security which substantially diminishes the Portfolio's risk of loss with respect to such stock could be treated as a "straddle" which is governed by Section 1092 of the Code, the operation of which may cause deferral of losses, adjustments in the holding periods of stocks or securities and conversion of short-term capital losses into long-term capital losses. An exception to these straddle rules exists for certain "qualified covered call options" on stock written by the Portfolio.

     Many futures and forward contracts entered into by the Portfolio and listed nonequity options written or purchased by the Portfolio (including options on debt securities, options on futures contracts, options on securities indices and options on currencies), will be governed by Section 1256 of the Code. Absent a tax election to the contrary, gain or loss attributable to the lapse, exercise or closing out of any such position generally will be treated as 60% long-term and 40% short-term, and on the last trading day of the Portfolio's fiscal year, all outstanding Section 1256 positions will be marked to market (i.e., treated as if such positions were closed out at their closing price on such day), with any resulting gain or loss recognized as 60% long-term and 40% short-term. Under
Section 988 of the Code, discussed below, foreign currency gain or loss from foreign currency-related forward contracts, certain futures and options and similar financial instruments entered into or acquired by the Portfolio will be treated as ordinary income or loss.

     Subchapter M of the Code requires the Portfolio to realize less than 30% of its annual gross income from the sale or other disposition of stock, securities and certain options, futures and forward contracts held for less than three months. The Portfolio's options, futures and forward transactions may increase the amount of gains realized by the Portfolio that are subject to this 30% limitation. Accordingly, the amount of such transactions that the Portfolio may undertake may be limited.

     Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time the Portfolio accrues receivables or liabilities denominated in a foreign currency and the time the Portfolio actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain options, futures and forward contracts, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition are also treated as ordinary gain or loss. These gains or losses, referred to under the Code as
"Section 988" gains or losses, may increase or decrease the amount of the Portfolio's investment company taxable income to be distributed to its shareholders as ordinary income.

     If the Portfolio invests in stock of certain foreign investment companies, the Portfolio may be subject to U.S. federal income taxation on a portion of any "excess distribution" with respect to, or gain from the disposition of, such stock. The tax would be determined by allocating such distribution or gain ratably to each day of the Portfolio's holding period for the stock. The distribution or gain so allocated to any taxable year of the Portfolio, other than the taxable year of the excess distribution or disposition, would be taxed to the Portfolio at the highest ordinary income rate in effect for such year, and the tax would be further increased by an interest charge to reflect the value of the tax deferral deemed to have resulted from the ownership of the foreign company's stock. Any amount of distribution or gain allocated to the taxable year of the distribution or disposition would be included in the Portfolio's investment company taxable income and, accordingly, would not be taxable to the Portfolio to the extent distributed by the Portfolio as a dividend to its shareholders.

     Proposed regulations have been issued which may allow the Portfolio to make an election to mark to market its shares of these foreign investment companies in lieu of being subject to U.S. federal income taxation. At the end of each taxable year to which the election applies, the Portfolio would report as ordinary income the amount by which the fair market value of the foreign company's stock exceeds the Portfolio's adjusted basis in these shares. No mark to market losses would be recognized. The effect of the election would be to treat excess distributions and gain on dispositions as ordinary income which is not subject to a fund level tax when distributed to shareholders as a dividend. Alternatively, the Portfolio may elect to include as income and gain its share of the ordinary earnings and net capital gain of certain foreign investment companies in lieu of being taxed in the manner described above.

     Investments by the Portfolio in original issue discount obligations will result in income to the Portfolio equal to a portion of the excess of the face value of the obligations over issue price (the "original issue discount") each year that the obligations are held, even though the Portfolio receives no cash interest payments. This income is included in determining the amount of income which the Portfolio must distribute to maintain its status as a regulated investment company and to avoid federal income and excise taxes. If the Portfolio invests in certain high yield original issue discount obligations issued by corporations, a portion of the original issue discount accruing on the obligation may be eligible for the deduction for dividends received by corporations. In such event, dividends of investment company taxable income received from the Portfolio by its corporate shareholders, to the extent attributable to such portion of accrued original issue discount, may be eligible for this deduction for dividends received by corporations if so designated by the Portfolio in a written notice to shareholders.

     The Portfolio will be required to report to the IRS all distributions of investment company taxable income and capital gains as well as gross proceeds from the redemption or exchange of Portfolio shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of investment company taxable income and capital gains and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax at the rate of 31% in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law. Withholding may also be required if a Portfolio is notified by the IRS or a broker that the taxpayer identification number furnished by the shareholder is incorrect or that the shareholder has previously failed to report interest or dividend income. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

     Shareholders of the Portfolio may be subject to state and local taxes on distributions received from the Portfolio and on redemptions of the Portfolio's shares.

     The foregoing discussion of U.S. federal income tax law relates solely to the application of that law to U.S. persons, i.e., U.S. citizens and residents and U.S. corporations, partnerships, trusts and estates. Each shareholder who is not a U.S. person should consider the U.S. and foreign tax consequences of ownership of shares of the Portfolio, including the possibility that such a shareholder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) on amounts constituting ordinary income received by him or her, where such amounts are treated as income from U.S. sources under the Code.

     Shareholders should consult their tax advisers about the application of the provisions of tax law described in this Statement of Additional Information in light of their particular tax situations.

                             PORTFOLIO TRANSACTIONS

Brokerage Commissions

     To the maximum extent feasible, the Adviser places orders for portfolio transactions for the Portfolio through the Distributor which in turn places orders on behalf of the Portfolio with issuers, underwriters or other brokers and dealers. The Distributor receives no commissions, fees or other remuneration from the Portfolio for this service. Allocation of brokerage is supervised by the Adviser.

     The primary objective of the Adviser in placing orders for the purchase and sale of securities for the Portfolio is to obtain the most favorable net results taking into account such factors as price, commission where applicable (negotiable in the case of U.S. national securities exchange transactions but generally fixed in the case of foreign exchange transactions) size of order, difficulty of execution and skill required of the executing broker/dealer. The Adviser seeks to evaluate the overall reasonableness of brokerage commissions paid (to the extent applicable) through the familiarity of the Distributor with commissions charged on comparable transactions, as well as by comparing commissions paid by the Portfolio to reported commissions paid by others. The Adviser reviews on a routine basis commission rates, execution and settlement services performed, making internal and external comparisons.

     When it can be done consistently with the policy of obtaining the most favorable net results, it is the Adviser's practice to place such orders with brokers and dealers who supply market quotations to the Custodian for appraisal purposes, or who supply research, market and statistical information to the Portfolio. The term "research, market and statistical information" includes advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; and analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The Adviser is not authorized when placing portfolio transactions for the Portfolio to pay a brokerage commission (to the extent applicable) in excess of that which another broker might have charged for executing the same transaction solely on account of the receipt of research, market or statistical information. The Adviser will not place orders with brokers or dealers on the basis that the broker or dealer has or has not sold shares of the Portfolio. Except for implementing the policy stated above, there is no intention to place portfolio transactions with particular brokers or dealers or groups thereof. In effecting transactions in over-the-counter securities, orders are placed with the principal market makers for the security being traded unless, after exercising care, it appears that more favorable results are available otherwise.

     Although certain research, market and statistical information from brokers and dealers can be useful to the Portfolio and to the Adviser, it is the opinion of the Adviser that such information will only supplement the Adviser's own research effort since the information must still be analyzed, weighed, and reviewed by the Adviser's staff. Such information may be useful to the Adviser in providing services to clients other than the Portfolio, and not all such information will be used by the Adviser in connection with the Portfolio. Conversely, such information provided to the Adviser by brokers and dealers through whom other clients of the Adviser effect securities transactions may be useful to the Adviser in providing services to the Portfolio.

     The Directors intend to review whether the recapture for the benefit of the Portfolio of some portion of the brokerage commissions or similar fees paid by the Portfolio on portfolio transactions is legally permissible and advisable.


     In the fiscal year ended December 31, 1996, the Fund paid brokerage commissions of $70,492. For the fiscal year ended December 31, 1996, $63,094 (90%) of the total brokerage commissions paid by the Fund resulted from orders for transactions, placed consistent with the policy of seeking to obtain the most favorable net results, with brokers and dealers who provided supplementary research, market and statistical information to the Fund or the Adviser. The balance of such brokerage was not allocated to particular broker or dealer with regard to the above-mentioned or other special factors.

Portfolio Turnover


     The Portfolio's average annual portfolio turnover rate is the ratio of the lesser of sales or purchases to the monthly average value of the portfolio securities owned during the year, excluding all securities with maturities or expiration dates at the time of acquisition of one year or less. A higher rate involves greater brokerage transaction expenses to the Portfolio and may result in the realization of net capital gains, which would be taxable to shareholders when distributed. Purchases and sales are made for the Portfolio whenever necessary, in management's opinion, to meet the Portfolio's objective. The portfolio turnover rate for the period April 3, 1996 (commencement of operations) to December 31, 1996 was 10.1%.


                                 NET ASSET VALUE

     The net asset value of shares of the Portfolio is computed as of the close of regular trading on the Exchange on each day the Exchange is open for trading. The Exchange is scheduled to be closed on the following holidays: New Year's Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Net asset value per share is determined by dividing the value of the total assets of the Portfolio, less all liabilities, by the total number of shares outstanding.

     An exchange-traded equity security is valued at its most recent sale price. Lacking any sales, the security is valued at the calculated mean between the most recent bid quotation and the most recent asked quotation (the "Calculated Mean"). Lacking a Calculated Mean, the security is valued at the most recent bid quotation. An equity security which is traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") system is valued at its most recent sale price. Lacking any sales, the security is valued at the high or "inside" bid quotation. The value of an equity security not quoted on the NASDAQ System, but traded in another over-the-counter market, is its most recent sale price. Lacking any sales, the security is valued at the Calculated Mean. Lacking a Calculated Mean, the security is valued at the most recent bid quotation.

     Debt securities, other than short-term securities, are valued at prices supplied by the Portfolio's pricing agent(s) which reflect broker/dealer supplied valuations and electronic data processing techniques. Short-term securities with remaining maturities of sixty days or less are valued by the amortized cost method, which the Board believes approximates market value. If it is not possible to value a particular debt security pursuant to these valuation methods, the value of such security is the most recent bid quotation supplied by a bona fide marketmaker. If it is not possible to value a particular debt security pursuant to the above methods, the Adviser may calculate the price of that debt security, subject to limitations established by the Board.

     An exchange traded options contract on securities, currencies, futures and other financial instruments is valued at its most recent sale price on such exchange. Lacking any sales, the options contract is valued at the Calculated Mean. Lacking any Calculated Mean, the options contract is valued at the most recent bid quotation in the case of a purchased options contract, or the most recent asked quotation in the case of a written options contract. An options contract on securities, currencies and other financial instruments traded over-the-counter is valued at the most recent bid quotation in the case of a purchased options contract and at the most recent asked quotation in the case of a written options contract. Futures contracts are valued at the most recent settlement price. Foreign currency exchange forward contracts are valued at the value of the underlying currency at the prevailing exchange rate.

     If a security is traded on more than one exchange, or upon one or more exchanges and in the over-the-counter market, quotations are taken from the market in which the security is traded most extensively.

     If, in the opinion of the Company's Valuation Committee, the value of a portfolio asset as determined in accordance with these procedures does not represent the fair market value of the portfolio asset, the value of the portfolio asset is taken to be an amount which, in the opinion of the Valuation Committee, represents fair market value on the basis of all available information. The value of other portfolio holdings owned by the Portfolio is determined in a manner which, in the discretion of the Valuation Committee most fairly reflects fair market value of the property on the valuation date.

     Following the valuations of securities or other portfolio assets in terms of the currency in which the market quotation used is expressed ("Local Currency"), the value of these portfolio assets in terms of U.S. dollars is calculated by converting the Local Currency into U.S. dollars at the prevailing currency exchange rate on the valuation date.

                             ADDITIONAL INFORMATION

Experts

     The Financial Highlights of the Portfolio will be included in the Prospectus and the Financial Statement is included in this Statement of Additional Information in reliance on the report of Price Waterhouse LLP, independent accountants, and given upon their authority as experts in accounting and auditing.

Other Information

     The CUSIP number of the Portfolio is 811161-88-4.

     The Portfolio has a fiscal year end of December 31.

     The law firm of Sullivan and Cromwell is counsel to the Company and the law firm of Dechert Price and Rhoads acts as special counsel to the Portfolio.

     Price Waterhouse LLP are the independent accountants for the Portfolio.


     Scudder Fund Accounting Corporation ("SFAC"), Two International Place, Boston, Massachusetts 02110-4103, a subsidiary of the Adviser, computes net asset value for the Portfolio. The Portfolio pays SFAC an annual fee equal to 0.065% of the first $150 million of average daily net assets, 0.040% of the next $850 million, and 0.020% of such assets in excess of $1 billion, plus holding and transaction charges for this service. For the period April 3, 1996 (commencement of operations) to December 31, 1996, the amount charged to the Portfolio by SFAC aggregated $36,458, all of which was unpaid at December 31, 1996.

     Scudder Service Corporation (the "Service Corporation"), P.O. Box 2291, Boston, Massachusetts 02107-2291, a subsidiary of the Adviser, is the transfer, dividend-paying and shareholder service agent for the Portfolio and as such performs the customary services of a transfer agent and dividend disbursing agent. These services include, but are not limited to: (i) receiving for acceptance in proper form orders for the purchase or redemption of Portfolio shares and promptly effecting such orders; (ii) recording purchases of Portfolio shares and, if requested, issuing stock certificates; (iii) reinvesting dividends and distributions in additional shares or transmitting payments therefor; (iv) receiving for acceptance in proper form transfer requests and effecting such transfers; (v) responding to shareholder inquiries and correspondence regarding shareholder account status; (vi) reporting abandoned property to the various states; and (vii) recording and monitoring daily the issuance in each state of shares of the Portfolio. The Service Corporation applies a minimum annual charge of $220,000 for servicing all Portfolios of the Company. An activity fee is charged on a monthly basis for the shareholder accounts serviced. The difference between the activity fees charged and the annual $220,000 minimum is allocated among all the Portfolios based on relative net assets. For the period April 3, 1996 (commencement of operations) to December 31, 1996, the amount charged to the Portfolio by SSC aggregated $17,723 of which $2,292 was unpaid at December 31, 1996.


         The Portfolio's Prospectus and this Statement of Additional Information omit certain information contained in the Registration Statement and its amendments which the Portfolio has filed with the SEC under the Securities Act of 1933 and reference is hereby made to the Registration Statement for further information with respect to the Portfolio and the securities offered hereby. The Registration Statement and its amendments are available for inspection by the public at the SEC in Washington, D.C.

         The Portfolio employs Brown Brothers Harriman & Co., 40 Water Street, Boston, Massachusetts 02109, as Custodian.


         Costs of $28,742 incurred by the Portfolio in conjunction with its organization are amortized over the five year period beginning April 3, 1996.

         No Portfolio of the Company shall be liable for the obligations of any other Portfolio of the Company.

                              FINANCIAL STATEMENTS


         The financial statements including the investment portfolios of the Company, together with the Report of Independent Accountants, Financial
Highlights and notes to financial statements are incorporated herein by reference to the Annual Report to the Shareholders of the Company dated December 31, 1996 and are hereby deemed to be part of this Statement of Additional Information.

                                    APPENDIX

     The following is a description of the ratings given by Moody's and S&P to corporate bonds.

Ratings of Corporate Bonds

     S&P: Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong. Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree. Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories. Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     Debt rated BB, B, CCC, CC and C is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions.

     Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating. Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.

     Debt rated CCC has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating. The rating CC typically is applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating. The rating C typically is applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued. The rating C1 is reserved for income bonds on which no interest is being paid. Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period had not expired, unless S&P believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

     Moody's: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings. Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

                          BARRETT INTERNATIONAL SHARES
--------------------------------------------------------------------------------


                                 ANNUAL REPORT
                               DECEMBER 31, 1996
--------------------------------------------------------------------------------


Board of Directors

DAVID S. LEE^(1)                   Chairman of the Board; Managing Director, Scudder, Stevens
                                   & Clark, Inc.

EDGAR R. FIEDLER^(1)^(2)^(3)       Vice President and Economic Counsellor, The Conference Board;
                                   formerly Assistant Secretary of the Treasury for Economic Policy

PETER B. FREEMAN^(2)^(3)           Corporate Director and Trustee

ROBERT W. LEAR^(2)^(3)             Executive-in-Residence and Visiting Professor, Columbia
                                   University Graduate School of Business; Director or Trustee,
                                   Various Organizations

DANIEL PIERCE^(1)                  President; Chairman of the Board, Scudder, Stevens & Clark, Inc.

                                   ^(1)Member of Executive Committee
                                   ^(2)Member of Nominating Committee
                                   ^(3)Member of Audit Committee

--------------------------------------------------------------------------------
Officers

DAVID S. LEE                        Chairman of the Board

DANIEL PIERCE                       President

STEPHEN L. AKERS                    Vice President

K. SUE COTE                         Vice President

CAROL L. FRANKLIN                   Vice President

JERARD K. HARTMAN                   Vice President

KATHRYN L. QUIRK                    Vice President

THOMAS W. JOSEPH                    Vice President and Assistant Secretary

THOMAS F. McDONOUGH                 Vice President and Secretary

PAMELA A. McGRATH                   Vice President and Treasurer

Dear Shareholder:

     We are pleased to provide you with the first annual report for the Institutional International Equity Portfolio (the "Portfolio"). The Portfolio is currently comprised of a single class of shares ("Barrett International
Shares"). The report covers the period from when the Portfolio commenced operations on April 3, 1996, through December 31, 1996.

     Since the Portfolio has been in operation, the Portfolio has provided a positive total return of 4.93%, reflecting in part a generally positive market environment for international equities. Going forward, the Portfolio will continue to seek to provide long-term growth of capital by investing principally in the equity securities of companies which do business primarily outside of the United States. The management discussion which follows outlines key elements of the current market environment and Portfolio strategy.

     Thank you for your investment in the Portfolio. If you have any questions about the Portfolio, please call us at (800) 854-8525.

                                                                 /s/David S. Lee
                                                                    David S. Lee
                                                                        Chairman

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO/BARRETT INTERNATIONAL SHARES PERFORMANCE UPDATE
DECEMBER 31, 1996

--------------------------------------------
INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO
--------------------------------------------
                      Total Return
Period    Growth   ------------------
Ended       of                Average
12/31/96  $10,000  Cumulative  Annual
--------------------------------------
Life of
 Fund*   $10,493     4.93%      --
--------------------------------------
MSCI EAFE & CANADA INDEX
--------------------------------------
                      Total Return
Period    Growth   ------------------
Ended       of                Average
12/31/96  $10,000  Cumulative  Annual
--------------------------------------
Life of
 Fund*   $10,076     0.76%      --
--------------------------------------
*The Portfolio commenced operations on
April 3, 1996. Index comparisons begin
April 30, 1996.

-----------------------------------------------------------------
GROWTH OF A $10,000 INVESTMENT
-----------------------------------------------------------------

A chart in the form of a line graph appears here, illustrating the Growth of a $10,000 Investment.
The data points from the graph are as follows:

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO
Year            Amount
----------------------
4/96*          $10,000
5/96           $ 9,951
6/96           $10,066
7/96           $ 9,671
8/96           $ 9,778
9/96           $ 9,934
10/96          $ 9,893
11/96          $10,272
12/96          $10,372

MSCI EAFE & CANADA INDEX
Year            Amount
----------------------
4/96*          $10,000
5/96           $ 9,829
6/96           $ 9,872
7/96           $ 9,583
8/96           $ 9,619
9/96           $ 9,880
10/96          $ 9,814
11/96          $10,218
12/96          $10,076

The Morgan Stanley Capital International (MSCI) Europe, Australia, the Far East (EAFE) & Canada Index is an unmanaged capitalization-weighted measure of stock markets in Europe, Australia, the Far East and Canada. Index returns assume dividends reinvested net of withholding tax and, unlike Portfolio returns, do not reflect any fees or expenses.

-----------------------------------------------------------------
RETURNS AND PER SHARE INFORMATION
-----------------------------------------------------------------

A chart in the form of a bar graph appears here, illustrating the Fund Total Return (%) and Index Total
Return (%) with the exact data points listed in the table below.

PERIOD ENDED DECEMBER 31


                       1996*
                     -------------------------
NET ASSET VALUE...   $12.48
INCOME DIVIDENDS..   $  .11
FUND TOTAL
RETURN (%)........     4.93
INDEX TOTAL
RETURN (%)........      .76


All performance is historical, assumes reinvestment of all dividends and capital gains, and is not indicative of future results.
Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased.
If the Manager had not maintained the Portfolio's expenses, total return for the life of the Portfolio would have been lower.

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO/BARRETT INTERNATIONAL SHARES PORTFOLIO SUMMARY
DECEMBER 31, 1996
-------------------------------------------------------------------------
PORTFOLIO CHARACTERISTICS
COUNTRY/REGION (Excludes Cash Equivalents of 10%)
---------------------------------------------------------------------------
Japan                      21%
Emerging Markets           20%
Germany                    15%
United Kingdom             11%
Switzerland                 8%
France                      8%
Sweden                      5%
Netherlands                 5%
Italy                       3%
Other                       4%
                          ----
                          100%
                          ====

A graph in the form of a pie chart appears here,
illustrating the exact data points in the above table.
--------------------------------------------------------------------------
SECTORS (Excludes Cash Equivalents of 10%)
--------------------------------------------------------------------------
Manufacturing                     24%
Financial                         11%
Service Industries                 8%
Consumer Discretionary             7%
Metals & Minerals                  6%
Communications                     6%
Technology                         6%
Energy                             6%
Utilities                          6%
Other                             20%
                                -----
                                 100%
                                 ====

A graph in the form of a pie chart appears here,
illustrating the exact data points in the above table.
-----------------------------------------------------------------------
10 LARGEST EQUITY HOLDINGS (13% of Portfolio)
-----------------------------------------------------------------------
1.   HOESCHT AG
     Chemical producer in Germany

2.   HENNES & MAURITZ AB
     Clothing and cosmetics retailer throughout Europe

3.   MANNESMANN AG
     Diversified construction and technology company in Germany

4.   BASF AG
     Leading international chemical producer in Germany

5.   BAYER AG
     Leading chemical producer in Germany

6.   CARLTON COMMUNICATIONS PLC
     Television post production products and services in the United Kingdom

7.   NOVARTIS AG
     Pharmaceutical company in Switzerland

8.   HSBC HOLDINGS LTD.
     Bank in Hong Kong

9.   L.M. ERICSSON TELEPHONE CO.
     Leading manufacturer of cellular telephone equipment in Sweden

10.  COMPANIA TELEFONICA NACIONAL DE ESPANA SA
     Telecommunication services in Spain

For more complete details about the Portfolio's Investment Portfolio, see page 9.

Dear Shareholder:

     The following portfolio management discussion summarizes the performance of the key markets in which portfolio holdings are invested, reviews the economic and investment fundamentals underlying these markets, and summarizes the portfolio's investment strategy with respect to these markets.

Performance Summary

     The Institutional International Equity Portfolio provided a total return of 4.93% for the abbreviated fiscal year ended December 31, 1996, compared with 0.76% for the MSCI EAFE and Canada Index for the same time period. The Portfolio commenced operations on April 3, 1996.

     Although there were some important exceptions, most world markets turned in performances that ranged from solid to strong. In Europe falling interest rates, ongoing corporate restructuring, takeover activity, and greater management focus on shareholder value propelled markets upwards. Investors seem to be increasingly aware of the beneficial effects of structural changes on European equity markets. Several bourses reached new peaks, including France, whose market was characterized by takeover-related activity and renewed confidence in French progress towards monetary union. Germany rose on the back of the strong U.S. market, corporate restructuring, and a weaker Deutschemark. Deutsche Telekom's initial public offering, the largest in Europe's history, also provided additional focus. Nordic markets also benefited from falling interest rates. In Spain, declining interest rates and optimism regarding currency convergence drove the market significantly higher in the final quarter of the year. The portfolio's tenth-largest holding as of year end, Compania Telefonica Nacional de Espana SA, rose 24.5% in the last three months for a total gain of 65.4% this year. And the U.K. market turned in strong 1996 performance with a gain of 27.4%, propelled by takeover activity and a buoyant consumer outlook.

     Asian markets were mixed. Japan's market returned -15.5% for the year, falling beneath the 19,000 level for the first time in more than a year while the yen fell to a 45-month low against the dollar. Concerns about the feeble economic recovery and the absence of domestic investors from the market contributed to selling pressures. Korea's market fell 38.1% troubled by corporate earnings, a widening trade gap, a depreciating currency, and a collapse in the prices of semiconductors, which account for an important part of national output. As concerns about the 1997 handover to China faded, improved prospects for the local economy and property market caused the Hong Kong market to rally 12.2% in the final quarter, contributing to a total return of 33.1% for the year. Brazil continued its spectacular ascent, gaining another 7.3% in the fourth quarter for a total gain of 53.2% this year, driven by an improving macroeconomic backdrop, continued positive news on the privatization front, and the perception Brazilians are likely to experience an extended period of low -- even single digit -- inflation for the first time since the 1940s.

Portfolio Strategy

     In Europe, we believe moderate growth and a benign inflation environment will provide the basis for corporate profit growth in 1997. Industry consolidation and corporate restructuring are being propelled by the forces of global competition and the trend toward deregulation. Against this backdrop, we continue to seek out companies with sound management strategies positioned to benefit from these structural changes. The restructuring theme is most notable in Germany at present, with strong performance from German-based holdings Hoechst, BASF, and Daimler-Benz, all of which benefited from restructuring efforts. But restructurings are also evident elsewhere in Europe. A prime example is U.K.-based Pearson, which over the past three years has transformed itself from a disparate group of businesses into a focused media company featuring properties such as the Financial Times, the Economist, Penguin Books, and Addison-Wesley. Pearson has taken steps to increase subscriptions to the well-regarded Financial Times, including the use of electronic distribution sites, and is using the paper's image to increase sales in the Penguin Books division. Addison-Wesley, ranking in third place among U.S. educational publishers, is also pursuing business expansion via electronic publishing opportunities. With underworked intellectual property, Pearson is a potential takeover target for a handful of European media empire builders.

     Industry consolidation continues to be a successful theme in the portfolio. Holding Carrefour rose substantially in the wake of a bid for 33% of Cora, the eighth largest retailer in France. Consolidation of the retail sector in France has been hastened by government restrictions on building new sites. Carrefour's takeover bid for competitor Cora will enable the company to expand its distribution network and become the predominant food retailer in France. Consolidations are also reshaping the engineering sector in the United Kingdom, as evidenced in portfolio holding General Electric Company. The company is a recognized leader in the defense arena, and is considered the most likely partner for U.S. defense companies seeking a foothold in Europe. GE also is positioned to emerge as one of the few surviving players in global power generation, and has a successful joint venture in power systems with Alcatel Alsthom.

     Japanese portfolio holdings constituted 21% of the portfolio as of year-end, versus 31% at mid-year. Economic recovery remains elusive, marked by a sluggish consumer environment, although the weakening yen should help reflate the economy. Against this backdrop, we continue to seek out companies with unique franchises and high-quality global blue chip stocks benefiting from a weaker yen. One such unique franchise in the portfolio is supermarket operator Jusco, which continued to outperform. The company has a very successful strategy of establishing joint ventures with strong international firms such as Body Shop, Laura Ashley and Talbots, a factor underpinning strong earnings growth. Jusco has also recently established joint ventures with U.S.-based Sports Authority and Office Max to introduce the country's first superstores, which are being introduced via lower-cost leasing of premises in modestly priced shopping locations. Exposure to high-quality blue chip stocks was rewarded by excellent performance from Canon, a Japanese leader in office automation with impressive growth due to strong sales of copiers, steppers, and printers. With 78% of sales overseas, the company is also a beneficiary of a depreciating yen.

     Our strategy in Asia has been to identify well-run, financially strong companies in a good position to benefit from the opportunities created by ongoing economic development in the Pacific Basin. Growth expectations are more subdued than in prior years, due primarily to pricing problems in semiconductors and consumer electronics, the falling yen's negative effect on Asian export competitiveness, and weak demand in industrial countries. But we believe the long-term growth story in Asia remains intact. We like players such as First Pacific and HSBC in Hong Kong, which feature good managements and intra-regional business strength. We are also invested in companies benefiting from strong consumer spending and rising disposable incomes, including such standouts as mall operator SM Prime in the Philippines and HM Sampoerna in Indonesia.

Looking Ahead

     The core investment strategies for your portfolio remain essentially unchanged. In Europe, we will continue to focus on structural change at the industry and corporate level. In Japan, we have reduced exposure to domestic growth and plan to focus on current or emerging globally oriented blue chip companies. Expectations are limited for a sustained growth resurgence in Europe or Japan, and as a result, we intend to avoid investments that we believe are exposed to near-term cyclical economic risk.

     Thank you for your interest in the Institutional International Equity Portfolio.

/s/Carol L. Franklin          /s/J. Gregory Garret

Lead Portfolio Manager        Portfolio Manager
Carol L. Franklin             J. Gregory Garrett

--------------------------------------------------------------------------------
A Team Approach to Investing

Lead Portfolio Manager Carol L. Franklin has been responsible for setting the Portfolio's investment strategy and overseeing security selection since the
Portfolio's inception. Ms. Franklin, who has 20 years of experience in finance and investing joined Scudder in 1981. J. Gregory Garrett, Portfolio Manager,
joined Scudder in 1990, and the Portfolio's team in 1997. Mr. Garrett specializes in international client service and international equity management and has over ten years of investment experience.
--------------------------------------------------------------------------------

Institutional International Equity Portfolio/Barrett International Shares Investment Portfolio
December 31, 1996

                                                                                  Principal             Market
                                                                                  Amount (b)           Value ($)
                                                                                  ----------           ---------
REPURCHASE AGREEMENTS -- 9.9%
   Repurchase Agreement with Donaldson, Lufkin & Jenrette
   dated 12/31/96 at 6.7% to be repurchased at $1,760,655
   on 1/2/97, collateralized by a $1,737,000 U.S. Treasury
   Note, 6.375%, 3/31/01 (Cost $1,760,000) ...................................     1,760,000           1,760,000
                                                                                                   -------------
CONVERTIBLE BONDS -- 0.2%
Japan
   Softbank Corp., 0.5%, 3/29/02 (Cost $63,199) .......................  JPY       5,000,000              40,152
                                                                                                   -------------

                                                                                    Shares
                                                                                  ----------
PREFERRED STOCKS -- 1.8%
Germany
   RWE AG (Producer and marketer of petroleum and chemical products) .........         5,000             168,903
   SAP AG (Computer software manufacturer) ...................................         1,100             153,636
                                                                                                   -------------
      Total Preferred Stocks (Cost $299,949)                                                             322,539
                                                                                                   -------------

COMMON STOCKS -- 88.1%
Argentina 0.9%
   YPF S.A. "D" (ADR) (Petroleum company) ....................................         6,500             164,125
                                                                                                   -------------
Brazil 4.3%
   Centrais Eletricas Brasileiras S/A "B" (pfd.) (Electric utility) ..........       520,000             193,167
   Companhia Energetica de Minas Gerais (pfd.) (Electric power utility) ......     6,000,000             204,408
   Petroleo Brasileiro S/A (pfd.) (Petroleum company) ........................     1,300,000             207,054
   Usinas Siderurgicas de Minas Gerais S/A (pfd.) (Non-coated
      flat products and electrolytic galvanized products) ....................   150,000,000             153,017
                                                                                                   -------------
                                                                                                         757,646
                                                                                                   -------------
Canada 1.1%
   Canadian Pacific Ltd. (Ord.) (Transportation and natural resource
     conglomerate) ...........................................................         7,523             198,015
                                                                                                   -------------

   See notes to financial statements.

Institutional International Equity Portfolio/Barrett International Shares Investment Portfolio (continued)
December 31, 1996

                                                                                                        Market
                                                                                    Shares             Value ($)
                                                                                  ----------           ---------
France 6.8%
   Carrefour (Hypermarket operator and food retailer) ........................           300             195,257
   Christian Dior (Leading fashion house) ....................................         1,000             161,365
   Compagnie Financiere de Paribas (Finance and investment company) ..........         3,060             207,009
   Lafarge SA (Leading producer of cement, concrete and aggregates) ..........         1,300              78,020
   Pinault-Printemps, SA (Distributor of consumer goods) .....................           500             198,381
   Rhone-Poulenc SA "A" (Medical, agricultural and consumer chemicals) .......           516              17,598
   Schneider SA (Manufacturer of electronic components and
      automated manufacturing systems) .......................................         4,164             192,586
   Total SA "B" (International oil and gas exploration, development
      and production) ........................................................         2,052             166,945
                                                                                                   -------------
                                                                                                       1,217,161
                                                                                                   -------------
Germany 12.0%
   Adidas AG (Manufacturer of sport shoes, clothing and equipment) ...........         1,200             103,680
   BASF AG (Leading international chemical producer) .........................         6,500             250,313
   Bayer AG (Leading chemical producer) ......................................         5,700             232,540
   Bayerische Vereinsbank AG (Commercial bank) ...............................         3,500             143,697
   Commerzbank AG (Worldwide multi-service bank) .............................         6,300             160,022
   Daimler-Benz AG (Automobile and truck manufacturer)* ......................         2,500             172,151
   Deutsche Telekom AG (Telecommunication services)* .........................         1,698              35,794
   Deutsche Telekom AG (ADR) (Telecommunication services)* ...................         2,268              46,211
   Hoechst AG (Chemical producer) ............................................         6,000             283,366
   Mannesmann AG (Bearer) (Diversified construction and technology
      company) ...............................................................           600             259,980
   Schering AG (Pharmaceutical and chemical producer) ........................         2,000             168,773
   Siemens AG (Leading electrical engineering and electronics
      company) ...............................................................         2,500             117,745
   VEBA AG (Electric utility, distributor of oil and chemicals) ..............         2,800             161,887
                                                                                                   -------------
                                                                                                       2,136,159
                                                                                                   -------------
Ghana 0.5%
   Ashanti Goldfields Co. Ltd. (ADS) (Leading gold producer) .................         7,000              86,625
                                                                                                   -------------
Hong Kong 4.6%
   First Pacific Co. Ltd. (International management and investment company) ..       100,000             129,937

   See notes to financial statements.

                                                                                                        Market
                                                                                    Shares             Value ($)
                                                                                  ----------           ---------
   HSBC Holdings Ltd. (Bank) .................................................        10,130             216,758
   Hutchison Whampoa Ltd. (Container terminal and real estate
      company) ...............................................................        22,000             172,797
   Kerry Properties, Ltd. (Real estate company)* .............................        54,000             148,012
   Television Broadcasts Ltd. (Television broadcasting) ......................        38,000             151,813
                                                                                                   -------------
                                                                                                         819,317
                                                                                                   -------------
Indonesia 1.4%
   Darya Varia Laboratoria (Foreign registered) (Producer of medicines
      and pharmaceuticals) ...................................................        68,960             110,943
   HM Sampoerna (Foreign registered) (Tobacco company) .......................        26,000             138,696
                                                                                                   -------------
                                                                                                         249,639
                                                                                                   -------------
Italy 2.5%
   Ente Nazionale Idrocarburi SPA (Exploration and production of oil,
      natural gas and chemicals) .............................................        32,000             164,062
   Luxottica Group SPA (ADR) (Manufacturer and marketer of
      eyeglasses) ............................................................         2,000             104,000
   Telecom Italia Mobile SPA (Cellular telecommunication services) ...........        70,000             176,792
                                                                                                   -------------
                                                                                                         444,854
                                                                                                   -------------
Japan 19.0%
   Bridgestone Corp. (Leading automobile tire manufacturer) ..................        10,000             189,966
   Canon Inc. (Leading producer of visual image and information
      equipment) .............................................................         8,000             176,841
   DDI Corp. (Long distance telephone and cellular operator) .................            18             119,057
   East Japan Railway Co. (Railroad operator) ................................            15              67,481
   Fujitsu, Ltd. (Leading manufacturer of computers) .........................        15,000             139,884
   Hitachi, Ltd. (General electronics manufacturer) ..........................        12,000             111,907
   Ishikawajima-Harima Heavy Industries Co. Ltd. (Comprehensive
      heavy machinery manufacturer in aerospace and defense fields) ..........        21,000              93,386
   Itochu Corp. (Leading general trading company) ............................        19,000             102,046
   Japan Associated Finance Co. (Venture capital company) ....................         2,000             158,017
   Jusco Co. Ltd. (Major supermarket operator) ...............................         5,000             169,674
   Kajima Corp. (Leading contractor engaged in large-scale civil
      engineering projects) ..................................................        13,000              92,945
   Kawasaki Steel Corp. (Major integrated steelmaker) ........................        40,000             115,016

   See notes to financial statements.

Institutional International Equity Portfolio/Barrett International Shares Investment Portfolio (continued)
December 31, 1996

                                                                                                        Market
                                                                                    Shares             Value ($)
                                                                                  ----------           ---------
   Keyence Corp. (Specialized manufacturer of sensors) .......................         1,000             123,478
   Kokuyo Corp. (Leading manufacturer of paper stationery) ...................         5,000             123,478
   Komori Corp. (Leading manufacturer of offset printing machines) ...........         6,000             127,450
   Kyocera Corp. (Leading ceramic package manufacturer) ......................         2,000             124,687
   Mabuchi Motor Co., Ltd. (Manufacturer of DC motors) .......................         1,000              50,341
   Matsushita Electric Industrial Co., Ltd. (Leading manufacturer of
      consumer electronic products) ..........................................         9,000             146,879
   Matsushita Electric Works, Inc. (Leading maker of building materials
      and lighting equipment) ................................................         5,000              43,045
   Mitsubishi Heavy Industries, Ltd. (Diversified heavy machinery
      manufacturer and leading shipbuilder) ..................................        16,000             127,105
   Pioneer Electronics Corp. (Leading manufacturer of audio
      equipment) .............................................................         7,000             133,581
   Ricoh Co., Ltd. (Leading maker of copiers and information
      equipment) .............................................................        13,000             149,296
   SMC Corp. (Leading maker of pneumatic equipment) ..........................         2,000             134,531
   Secom Co., Ltd. (Electronic security system operator) .....................         2,000             121,060
   Sumitomo Electric Industries, Ltd. (Leading manufacturer of
      electric wires and cables) .............................................        11,000             153,873
   Sumitomo Metal Industries, Ltd. (Leading integrated crude steel
      producer) ..............................................................        45,000             110,742
   Sumitomo Metal Mining Co., Ltd. (Leading gold, nickel and copper
      mining company) ........................................................        14,000              94,413
   THK Co., Ltd. (Manufacturer of linear motion systems for industrial
      machinery) .............................................................         6,000              82,376
                                                                                                   -------------
                                                                                                       3,382,555
                                                                                                   -------------
Korea 0.7%
   Pohang Iron & Steel Co., Ltd. (ADR) (Leading steel producer) ..............         5,800             117,450
                                                                                                   -------------
Malaysia 1.5%
   Malayan Banking Berhad (Leading banking and financial services
      group) .................................................................        12,000             133,043
   Renong Berhad (Holding company involved in engineering,
      construction, financial services, telecommunication and
      information technology) ................................................        72,000             127,721
                                                                                                   -------------
                                                                                                         260,764
                                                                                                   -------------

   See notes to financial statements.

                                                                                                        Market
                                                                                    Shares             Value ($)
                                                                                  ----------           ---------
Netherlands 4.2%
   AEGON Insurance Group NV (Insurance company) ..............................         3,000             191,190
   Elsevier NV (International publisher of scientific, professional,
      business and consumer information books) ...............................         9,000             152,119
   Getronics NV (Provider of computer installation and maintenance
      services) ..............................................................         5,000             135,737
   Heineken Holdings N.V. "A" (Brewery) ......................................           700             109,400
   Wolters Kluwer CVA (Publisher) ............................................         1,200             159,412
                                                                                                   -------------
                                                                                                         747,858
                                                                                                   -------------
New Zealand 0.9%
   Telecom Corp. of New Zealand (Telecommunication services) .................        33,000             168,438
                                                                                                   -------------
Philippines 3.0%
   C & P Homes, Inc. (Home construction company) .............................       247,500             127,044
   Manila Electric Co. "B" (Electric utility) ................................        19,500             159,411
   Metropolitan Bank and Trust Company (Commercial bank and trust
      company) ...............................................................         4,625             114,306
   SM Prime Holdings Corp. (Leader in commercial center
      operations) ............................................................       552,000             142,722
                                                                                                   -------------
                                                                                                         543,483
                                                                                                   -------------
Portugal 1.0%
   Portugal Telecom SA (Telecommunication services) ..........................         6,500             185,295
                                                                                                   -------------
Spain 2.1%
   Acerinox, S.A. (Stainless steel producer) .................................         1,200             173,403
   Compania Telefonica Nacional de Espana SA (ADR)
      (Telecommunication services) ...........................................         3,000             207,750
                                                                                                   -------------
                                                                                                         381,153
                                                                                                   -------------
Sweden 4.3%
   AGA AB "B" (Free) (Producer and distributor of industrial and
      medical gases) .........................................................         8,600             128,632
   Astra AB "A" (Free) (Pharmaceutical company) ..............................         1,600              79,068
   Hennes & Mauritz AB "B" (Free) (Clothing and cosmetics retailer
      throughout Europe) .....................................................         2,000             276,855
   L.M. Ericsson Telephone Co. "B" (ADR) (Leading manufacturer of
      cellular telephone equipment) ..........................................         7,000             211,313

   See notes to financial statements.

Institutional International Equity Portfolio/Barrett International Shares Investment Portfolio (continued)
December 31, 1996

                                                                                                        Market
                                                                                    Shares             Value ($)
                                                                                  ----------           ---------
   S.K.F. AB "B" (Free) (Manufacturer of roller bearings) ....................         3,000              71,047
                                                                                                   -------------
                                                                                                         766,915
                                                                                                   -------------
Switzerland 7.2%
   ABB AG (Bearer) (Manufacturer of electrical equipment) ....................           120             149,160
   Adecco SA (Bearer) (Personnel and temporary employment company) ...........           600             150,504
   CS Holdings (Registered) (Provider of bank services, management
      services and life insurance) ...........................................         1,500             153,975
   Clariant AG (Registered) (Manufacturer of color chemicals) ................           328             140,309
   Elektrowatt AG (Bearer) (Holding company: owner of electric
      plants and interests in hydro and nuclear power plants) ................           375             149,216
   Holderbank Financiere Glaris AG (Bearer) (Cement producer) ................           200             142,740
   Novartis AG (Registered) (Pharmaceutical company) .........................           190             217,447
   SGS Holdings SA (Bearer) (Trade inspection company) .......................            70             171,930
                                                                                                   -------------
                                                                                                       1,275,281
                                                                                                   -------------
Thailand 0.0%
   Thai Farmers Bank FRN Warrants (expire 9/15/02)* ..........................           750                 709
                                                                                                   -------------
United Kingdom 10.1%
   BOC Group PLC (Producer of industrial gases) ..............................        11,000             164,592
   British Petroleum PLC (Major integrated world oil company) ................        16,287             195,183
   Carlton Communications PLC (Television post production products
      and services) ..........................................................        25,500             223,344
   General Electric Co., PLC (Manufacturer of power, communications
      and defense equipment and other various electrical components) .........        25,000             163,924
   Pearson PLC (Diversified media and entertainment holding
      company) ...............................................................        14,000             178,562
   PowerGen PLC (Electric utility) ...........................................        16,478             161,363
   RTZ Corp. PLC (Mining and finance company) ................................        10,000             160,586
   Reuters Holdings PLC (International news agency) ..........................        12,000             154,183
   WPP Group PLC (Advertising agency) ........................................        46,000             199,243

   See notes to financial statements.

                                                                                                        Market
                                                                                    Shares             Value ($)
                                                                                  ----------           ---------
   Zeneca Group PLC (Holding company: manufacturing and marketing of pharmaceutical and agrochemical products and specialty
      chemicals) .............................................................         7,000             197,137
                                                                                                   -------------
                                                                                                       1,798,117
                                                                                                   -------------
Total Common Stocks (Cost $14,829,632) .......................................                        15,701,559
                                                                                                   -------------
----------------------------------------------------------------------------------------------------------------

Total Investments -- 100.0% (cost $16,952,780) (a) ...........................                     $  17,824,250
                                                                                                   =============

*   Non-income producing security.

(a) Cost for federal income tax purposes was $16,954,977. At December 31, 1996, net unrealized appreciation for all securities based on tax cost was $869,273. This consisted of aggregate gross unrealized appreciation for all securities in which there was an excess of market value over tax cost of $1,730,239 and unrealized depreciation for all securities in which there was an excess of tax cost over market value of $860,966.

(b) Principal amount stated in U.S. dollars unless otherwise noted.

    Currency Abbreviations
    ----------------------
    JPY     Japanese Yen

    Sector breakdown of the Portfolio's equity securities is noted on page 5.

Institutional International Equity Portfolio/Barrett International Shares Statement of Assets and Liabilities
December 31, 1996


Assets
Investments, at market (identified cost $16,952,780) (note 2) ................                     $  17,824,250
Receivable for Portfolio shares sold .........................................                            44,593
Dividend and interest receivable .............................................                            10,166
Foreign tax recoverable ......................................................                            11,100
Deferred organizational expenses (note 2) ....................................                            24,587
Due from manager (note 5) ....................................................                            80,840
                                                                                                   -------------
      Total assets ...........................................................                        17,995,536

Liabilities
Accrued expenses (note 5) ....................................................   $   97,627
Other payables ...............................................................          401
                                                                                 ----------
      Total liabilities ......................................................                            98,028
                                                                                                   -------------
Net assets, at market value ..................................................                     $  17,897,508
                                                                                                   =============
Net Assets
Net assets consist of:
   Distributions in excess of net investment income ..........................                     $        (853)
   Net unrealized appreciation on investments ................................                           871,470
   Accumulated net realized loss .............................................                          (162,805)
   Paid-in capital ...........................................................                        17,189,696
                                                                                                   -------------
Net assets, at market value ..................................................                     $  17,897,508
                                                                                                   =============
Net asset value, offering and redemption price per share
   ($17,897,508 / 1,433,768 outstanding shares of
   Capital Stock, $.001 par value, 100,000,000
   shares authorized) ........................................................                            $12.48
                                                                                                          ======

   See notes to financial statements.

Institutional International Equity Portfolio/Barrett International Shares Statement of Operations
For the period April 3, 1996* to December 31, 1996


Investment Income
Dividend (net of foreign taxes withheld of $18,811) ..........................                       $   147,755
Interest .....................................................................                           106,448
                                                                                                     -----------
                                                                                                         254,203
Expenses:
Management fee (note 5) ......................................................   $  104,861
Custodian and accounting fees (note 5) .......................................       84,453
Shareholder services (note 5) ................................................       18,182
Directors' fees and expenses (note 5) ........................................        5,328
Registration fees ............................................................       32,409
Auditing .....................................................................       27,557
Reports to shareholders ......................................................       12,351
Amortization of organization expenses (note 2) ...............................        4,155
Legal ........................................................................        3,211
Miscellaneous fees ...........................................................        3,640
                                                                                 ----------
Total expenses before reductions .............................................      296,147
Expense reductions (note 5) ..................................................     (185,701)
   Expenses, net .............................................................   ----------              110,446
                                                                                                     -----------
Net investment income ........................................................                           143,757
                                                                                                     -----------
Net realized and unrealized gain (loss) on investments
Net realized loss from:
   Investments ...............................................................     (162,805)
   Foreign currency related transactions .....................................      (11,452)            (174,257)
                                                                                 ----------
Net unrealized appreciation from investments .................................                           871,470
                                                                                                     -----------
Net gain on investments ......................................................                           697,213
                                                                                                     -----------
Net increase in net assets resulting from operations .........................                       $   840,970
                                                                                                     ===========

*  Commencement of operations

   See notes to financial statements.

Institutional International Equity Portfolio/Barrett International Shares Statements of Changes in Net Assets

                                                                For the period
                                                                 April 3, 1996
                                                               (commencement of
                                                                operations) to
                                                               December 31, 1996
                                                               -----------------
Increase (Decrease) in Net Assets
Operations:
Net investment income .........................................   $   143,757
Net realized loss on investments ..............................      (174,257)
Net unrealized appreciation on investments during the period ..       871,470
                                                                  -----------
Net increase in net assets resulting from operations ..........       840,970
                                                                  -----------
Distributions to shareholders from net investment income ......      (156,525)
                                                                  -----------
Capital Stock Transactions:
Proceeds from sale of shares ..................................    17,436,410
Reinvestment of distributions .................................        88,761
Cost of shares redeemed .......................................      (313,308)
                                                                  -----------
Net increase in assets from Portfolio share transactions ......    17,211,863
                                                                  -----------
Increase in net assets ........................................    17,896,308
                                                                  -----------
Net Assets:
Beginning of period ...........................................         1,200
                                                                  -----------
End of period (including distributions in excess of net
   investment income of $853) .................................   $17,897,508
                                                                  ===========
Other Information
Increase (decrease) in Portfolio shares
Shares outstanding at beginning of period .....................           100
                                                                  -----------
Shares sold ...................................................     1,451,638
Shares issued to shareholders in reinvestment of
   distributions ..............................................         7,199
Shares redeemed ...............................................       (25,169)
                                                                  -----------
Net increase in Portfolio shares ..............................     1,433,668
                                                                  -----------
Shares outstanding at end of period ...........................     1,433,768
                                                                  ===========

   See notes to financial statements.

International International Equity Portfolio/Barrett International Shares Financial Highlights

The following table includes selected data for a share outstanding throughout the period (a) and other performance information derived from the financial statements.

                                                                For the period
                                                                 April 3, 1996
                                                               (commencement of
                                                                operations) to
                                                               December 31, 1996
                                                               -----------------
Net asset value, beginning of period ..........................    $ 12.00
                                                                   -------
Income from Investment Operations:
Net investment income .........................................        .11
Net realized and unrealized gain (loss) on investments ........        .48
                                                                   -------
Total from investment operations ..............................        .59
                                                                   -------
Less distributions from income ................................       (.11)
                                                                   -------
Net asset value, end of period ................................    $ 12.48
                                                                   =======
Total return (%) (b) ..........................................       4.93**
Ratios and Supplementary Data
Net assets, end of period ($ millions) ........................         18
Ratio of operating expenses, to average daily net assets (%)...        .95*
Ratio of operating expenses before expense reductions,
  to average daily net assets (%)..............................       2.55*
Ratio of net investment income, to average daily net assets (%)       1.24*
Portfolio turnover rate (%)....................................       10.1*
Average commission rate paid (c)...............................    $ .0004

(a)  Based on monthly average shares outstanding during the period.
(b)  Total returns would have been lower had certain expenses not been reduced.
(c) Average commission rate paid per share of common and preferred stock securities.
*    Annualized
**   Not annualized

Institutional International Equity Portfolio/Barrett International Shares Notes to Financial Statements

1. Organization

     Institutional International Equity Portfolio (the "Portfolio") is a portfolio of Scudder Institutional Fund, Inc. (the "Company") which is an open-end, diversified management investment company. Currently the Portfolio is comprised of a single class of shares ("Barrett International Shares").

2. Significant Accounting Policies

     The Portfolio's financial statements are prepared in accordance with generally accepted accounting principles which require the use of management estimates. Significant accounting policies followed by the Portfolio are:

     (a) Security Valuation-Portfolio securities which are traded on U.S. or foreign stock exchanges are valued at the most recent sale price reported on the exchange on which the security is traded most extensively. If no sale occurred, the security is then valued at the calculated mean between the most recent bid and asked quotations. If there are no such bid and asked quotations, the most recent bid quotation is used. Securities quoted on the National Association of Securities Dealers Automatic Quotation ("NASDAQ") System, for which there have been sales, are valued at the most recent sale price reported on such system. If there are no such sales, the value is the high or "inside" bid quotation. Securities which are not quoted on the NASDAQ System but are traded in another over-the-counter market are valued at the most recent sale price on such market. If no sale occurred, the security is then valued at the calculated mean between the most recent bid and asked quotations. If there are no such bid and asked quotations, the most recent bid quotation shall be used. Portfolio debt securities with remaining maturities greater than sixty days are valued by pricing agents approved by the officers of the Portfolio, which quotations reflect broker/dealer-supplied valuations and electronic data processing techniques. If the pricing agents are unable to provide such quotations, the most recent bid quotation supplied by a bona fide market maker shall be used. Short-term investments having a maturity of sixty days or less are valued at amortized cost. All other securities are valued at their fair value as determined in good faith by the Valuation Committee of the Board of Directors.

     (b) Foreign Currency Transactions -- The books and records of the Portfolio are maintained in U.S. dollars. Foreign currency transactions are translated into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and other liabilities at the daily rates of exchange, and

   (ii) purchases and sales of investment securities, dividend and interest income and certain expenses at the rates of exchange prevailing on the respective dates of such transactions.

The Portfolio does not isolate that portion of gains and losses on investments which is due to changes in foreign exchange rates from that which is due to changes in market prices of the investments. Such fluctuations are included with the net realized and unrealized gains and losses from investments.

Net realized and unrealized gain (loss) from foreign currency related transactions includes gains and losses between trade and settlement dates on securities transactions, gains and losses arising from the sales of foreign currency, and gains and losses between the ex and payment dates on dividends, interest, and foreign withholding taxes.

     (c) Forward Foreign Currency Exchange Contracts. A forward foreign currency exchange contract (forward contract) is a commitment to purchase or sell a foreign currency at the settlement date at a negotiated rate. During the period, the Portfolio utilized forward contracts as a hedge in connection with portfolio purchases and sales of securities denominated in foreign currencies.

Forward contracts are valued at the prevailing forward exchange rate of the underlying currencies and unrealized gain/loss is recorded daily. Forward contracts having the same settlement date and broker are offset and any gain
(loss)
is realized on the date of offset; otherwise, gain (loss) is realized on settlement date. Realized and unrealized gains and losses which represent the difference between the value of the forward contract to buy and the forward contract to sell are included in net realized and unrealized gain (loss) from foreign currency related transactions.

Certain risks may arise upon entering into forward contracts from the potential inability of counterparties to meet the terms of their contracts. Additionally, when utilizing forward contracts to hedge, the Portfolio gives up the opportunity to profit from favorable exchange rate movements during the term of the contract.

     (d) Federal Income Taxes -- The Portfolio intends to qualify as a regulated investment company under subchapter M of the Internal Revenue Code and to distribute all taxable income, including any realized net capital gains, to shareholders. Therefore, no Federal income tax provision is required.

As of December 31, 1996, the Portfolio had a net tax basis capital loss carryforward of approximately $147,000, which may be applied against any realized net capital gains of each succeeding year until fully utilized or until December 31, 2004, the expiration date. In addition, from November 1, 1996 through December 31, 1996, the Portfolio incurred approximately $14,000 of net realized capital losses and $1,000 of net realized currency losses. As permitted by tax regulations, the Portfolio intends to elect to defer these losses and treat them as having arisen in the year ended December 31, 1997.

     (e) Distribution of Income and Gains -- Distributions of net investment income are made annually. During any particular year, net realized gains from investment transactions, in excess of available capital loss carryforwards, would be taxable to the Portfolio if not distributed and, therefore, will be distributed to shareholders annually. An additional distribution may be made to the extent necessary to avoid the payment of a four percent federal excise tax.

The timing and characterization of certain income and capital gains distributions are determined annually in accordance with federal tax regulations which may differ from generally accepted accounting principles. These differences primarily relate to foreign currency denominated securities. As a result, net investment income (loss) and net realized gain (loss) on investment transactions for a reporting period may differ significantly from distributions during such period. Accordingly, the Portfolio may periodically make reclassifications among certain of its capital accounts without impacting the net asset value of the Portfolio.

     (f) Organization Costs -- Costs incurred by the Portfolio in connection with its organization have been deferred and are being amortized on a straight-line basis over a five-year period.

     (g) Other -- Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income and distributions to shareholders are recorded on the ex-dividend dates.

3. Repurchase Agreements

     It is the Portfolio's policy to obtain possession, through its custodian, of the securities underlying each repurchase agreement to which it is a party, either through physical delivery or book entry transfer in the Federal Reserve System or Participants Trust Portfolio. Payment by the Portfolio in respect of a repurchase agreement is authorized only when proper delivery of the underlying securities is made to the Portfolio custodian. The Portfolio's investment manager values such underlying securities each business day using quotations obtained from a reputable, independent source. If the Portfolio's investment manager determines that the value of such underlying securities (including accrued interest thereon) does not at least equal the value of each repurchase agreement (including accrued interest thereon) to which such securities are subject, it will ask for additional securities to be delivered to the Portfolio's custodian. In connection with each repurchase agreement transaction, if the seller defaults and the value of the collateral declines or if the seller enters an insolvency proceeding, realization of the collateral by the Portfolio may be delayed or limited.

Institutional International Equity Portfolio/Barrett International Shares Notes to Financial Statements (continued)

4. Purchases and Sales of Securities

     For the period April 3, 1996 (commencement of operations) to December 31, 1996, purchases and sales of securities (excluding short-term investments) aggregated $16,433,501 and $1,077,915, respectively.

5. Management Fee and Other Transactions with Affiliates

     The Portfolio retains Scudder, Stevens & Clark, Inc. ("Scudder") as investment manager for the Portfolio, pursuant to an investment advisory agreement between Scudder and the Company on behalf of the Portfolio, for a management fee payable each month, based upon the average daily value of the Portfolio's net assets, at an annual rate of 0.90%. Scudder has agreed not to impose all or a portion of its management fee until April 30, 1997, and during such period to maintain the annualized expenses of the Portfolio at not more than 0.95% of average daily net assets. For the period April 3, 1996 (commencement of operations) to December 31, 1996, Scudder did not impose any of its fee amounting to $104,861. In addition, Scudder reimbursed expenses amounting to $80,840.

     Scudder Service Corporation ("SSC"), a subsidiary of Scudder, is the Portfolio's shareholder service, transfer and dividend disbursing agent. For the period April 3, 1996 (commencement of operations) to December 31, 1996, the amount charged by SSC aggregated $17,723 of which $ 2,292 is unpaid at December 31, 1996.

     Scudder Fund Accounting Corporation ("SFAC"), a subsidiary of Scudder, is responsible for determining the daily net asset value per share and maintaining the portfolio and general accounting records for the Portfolio. For the period April 3, 1996 (commencement of operations) to December 31, 1996, the amount charged to the Portfolio by SFAC aggregated $36,458, all of which is unpaid at December 31, 1996.

     The Portfolio has a compensation arrangement under which payment of Directors' fees may be deferred. Interest is accrued (based on the rate of return earned on the 90 day Treasury Bill as determined at the beginning of each calendar quarter) on the deferred balances and is included in "Directors' fees and expenses." For the period April 3, 1996 (commencement of operations) to December 31, 1996, directors' fees and expenses amounted to $3,452. The accumulated balance of deferred directors' fees and interest thereon relating to the Portfolio aggregated $1,876, which is included in accrued expenses of the Portfolio.

6. Investing in Emerging Markets

Investing in emerging markets may involve special risks and considerations not typically associated with investing in the United States. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and future adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices more volatile than those of comparable securities in the United States.

Report of Independent Accountants

To the Board of Directors and Shareholders of SCUDDER INSTITUTIONAL FUND, INC.

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Institutional International Equity Portfolio, a portfolio of Scudder Institutional Fund, Inc. (hereafter referred to as the "Portfolio") at December 31, 1996, and the results of its operations, the changes in its net assets and the financial highlights for the period April 3, 1996 (commencement of operations) through December 31, 1996, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 1996 by correspondence with the custodian and brokers, provides a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
February 19, 1997


--------------------------------------------------------------------------------

Federal Tax Status of 1996 Dividends (Unaudited)

     The total amount of dividends declared in 1996 for Scudder Institutional International Equity Portfolio is taxable as ordinary dividend income for Federal income tax purposes. None of this amount qualifies for the dividends received deduction available to corporations.

     The Fund paid foreign taxes of $18,811 and recognized $103,592 of foreign source income during the period ended December 31, 1996. Pursuant to section 853 of the Internal Revenue Code, the fund designates $0.013 per share of foreign taxes and $0.073 per share of income from foreign sources as having been paid in the period ended December 31, 1996.

--------------------------------------------------------------------------------

                          BARRETT INTERNATIONAL SHARES
                   345 Park Avenue, New York, New York 10154
                                 (800) 854-8525

Investment Manager
Scudder, Stevens & Clark, Inc.
345 Park Avenue
New York, New York 10154

Distributor
Scudder Investor Services, Inc.
Two International Place
Boston, Massachusetts 02110

Custodian
State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts 02110

Fund Accounting Agent
Scudder Fund Accounting Corporation
Two International Place
Boston, Massachusetts 02110

Transfer Agent and
Dividend Disbursing Agent
Scudder Service Corporation
P.O. Box 9242
Boston, Massachusetts 02205

Legal Counsel
Sullivan & Cromwell
New York, New York

--------------------------------------------------------------------------------

This report is for the information of the shareholders. Its use in connection with any offering of the Company's shares is authorized only in case of a concurrent or prior delivery of the Company's current prospectus.




                             BARRETT INTERNATIONAL
                                     SHARES
                             ---------------------

                                 ANNUAL REPORT
                               DECEMBER 31, 1996

                        Institutional International Equity Portfolio



--------------------------------------------------------------------------------


                                       Mid-Year Report
                                        June 30, 1996


--------------------------------------------------------------------------------



Board of Directors
DAVID S. LEE(1)                    Chairman of the Board; Managing Director, Scudder, Stevens
                                   & Clark, Inc.

EDGAR R. FIEDLER(1) (2) (3)        Vice President and Economic Counsellor, The Conference Board;
                                   formerly Assistant Secretary of the Treasury for Economic Policy

PETER B. FREEMAN(2) (3)            Corporate Director and Trustee

ROBERT W. LEAR(2) (3)              Executive-in-Residence and Visiting Professor, Columbia
                                   University Graduate School of Business; Director or Trustee,
                                   Various Organizations

DANIEL PIERCE(1)                   President; Chairman of the Board, Scudder, Stevens & Clark, Inc.
                                   (1)Member of Executive Committee
                                   (2)Member of Nominating Committee
                                   (3)Member of Audit Committee

---------------------------------------------------------------------------------------------------------

Officers

DAVID S. LEE                       Chairman of the Board

DANIEL PIERCE                      President

K. SUE COTE                        Vice President

JERARD K. HARTMAN                  Vice President

KATHRYN L. QUIRK                   Vice President

THOMAS W. JOSEPH                   Vice President and Assistant Secretary

THOMAS F. McDONOUGH                Vice President and Assistant Secretary

PAMELA A. McGRATH                  Vice President and Treasurer

IRENE McC. PELLICONI               Secretary



Dear Shareholder:

     We are pleased to provide you with the first mid-year report for the Institutional International Equity Portfolio. The report covers the abbreviated period from when the Portfolio commenced operations on April 3, 1996 through June 30, 1996. Going forward, you can expect to receive an annual report each year as of the Portfolio's December 31 fiscal year end, as well as a mid-year report.

     Over the period of less than three months since the Portfolio has been in operation, the Portfolio has provided a positive total return of 1.83%, reflecting in part a generally positive if unspectacular market environment for international equities. Going forward, the Portfolio will continue to seek to provide long-term growth of capital by investing principally in the equity securities of companies which do business primarily outside of the United States. The management discussion which follows outlines key elements of the current market environment and Portfolio strategy.

     Thank you for your investment in the Institutional International Equity Portfolio. If you have any questions about the Portfolio, please call us at
(800) 854-8525.

                                                               /s/David S. Lee
                                                                  David S. Lee
                                                                      Chairman

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO
PORTFOLIO SUMMARY (Unaudited) as of June 30, 1996
-------------------------------------------------------------------------
PORTFOLIO CHARACTERISTICS
COUNTRY (Excludes Cash Equivalents of 12%)
---------------------------------------------------------------------------
Japan                      31%
Emerging Markets           20%
Germany                    11%
United Kingdom              8%
France                      7%
Switzerland                 7%
Sweden                      4%
Netherlands                 4%
Italy                       3%
Other                       5%
                          ----
                          100%
                          ====

A graph in the form of a pie chart appears here, illustrating the exact data points in the above table.

--------------------------------------------------------------------------
CURRENCY (Excludes Cash Equivalents of 12%)
--------------------------------------------------------------------------
Japanese Yen                31%
Deutsche Marks              11%
British Pounds               8%
French Francs                7%
Swiss Francs                 7%
Philippine Pesos             4%
U.S. Dollars                 4%
Hong Kong Dollars            4%
Dutch Guilders               4%
Other                       20%
                           ----
                           100%
                           ====

A graph in the form of a pie chart appears here, illustrating the exact data points in the above table.

--------------------------------------------------------------------------
SECTORS (Excludes Cash Equivalents of 12%)
--------------------------------------------------------------------------
Manufacturing                     25%
Service Industries                11%
Financial                          9%
Metals & Minerals                  9%
Consumer Discretionary             7%
Technology                         6%
Communications                     5%
Energy                             5%
Utilities                          5%
Other                             18%
                                -----
                                 100%
                                 ====

A graph in the form of a pie chart appears here,
illustrating the exact data points in the above table.
-----------------------------------------------------------------------
10 LARGEST EQUITY HOLDINGS (12% of Portfolio)
-----------------------------------------------------------------------
1.   JAPAN ASSOCIATED FINANCE CO.
     Venture capital company in Japan

2.   SANDOZ LTD. AG.
     Swiss pharmaceutical company

3.   SCHNEIDER SA
     Manufacturer of electronic components and automated manufacturing systems in France

4.   MANNESMANN AG
     Diversified construction and technology company in Germany

5.   CARLTON COMMUNICATIONS PLC
     Television post production products and services in the United Kingdom

6.   HOESCHT AG
     Chemical producer in Germany

7.   BAYER AG
     Leading chemical producer in Germany

8.   BRIDGESTONE CORP.
     Leading automobile tire manufacturer in Japan

9.   HENNES & MAURITZ AB
     Clothing and cosmetics retailer throughout Europe

10.  COMPAGNIE FINANCIERE DE PARIBAS
     Finance and investment company in France

For more complete details about the Fund's Investment Portfolio, see page 7.

Dear Shareholder:

     The Institutional International Equity Portfolio provided a total return of 1.83% for the period between the Portfolio's beginning of operations on April 3, 1996 and June 30, 1996. For the full three months between April 1 through June 30, the unmanaged MSCI EAFE plus Canada Index returned 1.63%.

     In Europe, sluggish growth and high unemployment have provided the backdrop for the region's stock markets. Economic activity has been dampened as governments struggle to restrain spending in preparation for European Monetary Union. In Japan, the overriding factor has been a reversal of the yen, which had reached a historic high of 79.75 yen to the dollar in April of 1995. Such currency strength put major Japanese corporations at a disadvantage in export markets and placed a severe strain on the economy. The government has since implemented a concerted policy of monetary and fiscal easing, resulting in a weaker yen and the first signs of recovery.

     Looking ahead, while stocks in the U.K. are receiving a boost from continued bid activity in the corporate sector, the economic cycle is at a more advanced stage and there is less impetus from interest rate declines than on the Continent. Across the Channel, corporations are beginning to restructure on a scale similar to their U.K. counterparts. Managements, particularly in Germany, are focusing more on shareholder value and are also improving disclosure to the investment community. Europe will continue to feature privatizations, consolidations, and restructurings, providing the underpinnings for favorable long-term equity performance.

     In Japan, exports should be sustained not only by a depreciating currency but also by improved competitiveness as Japanese corporations restructure and shift production overseas.

     Encouraged by the turn in the yen and signs of economic recovery, we have assumed a 31% position in Japan. Finally, the emerging markets appear to have put 1995's doldrums behind them, and holdings in the small but expanding venues of Latin America, Asia, and Eastern Europe constitute 20% of the Portfolio's assets.


/s/Carol L. Franklin                                 /s/Nicholas Bratt
Lead Portfolio Manager                               Portfolio Manager
Carol L. Franklin                                    Nicholas Bratt

/s/Irene T. Cheng                                    /s/Francisco S. Rodrigo III
Portfolio Manager                                    Portfolio Manager
Irene T. Cheng                                       Francisco S. Rodrigo III


/s/Joan R. Gregory
Portfolio Manager
Joan R. Gregory

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO

INVESTMENT PORTFOLIO (UNAUDITED)
JUNE 30, 1996
                                                           PRINCIPAL      MARKET
                                                          AMOUNT($)(b)   VALUE($)
                                                          ------------   -------

REPURCHASE AGREEMENTS - 4.5%
  Repurchase Agreement with Donaldson, Lufkin &
    Jenrette dated 6/28/96 at 5.45% to be
    repurchased at $758,344 on 7/1/96,
    collateralized by a $708,000 U.S. Treasury
    Note, 9.25%, 8/15/98, (Cost $758,000) .............       758,000       758,000
                                                                        -----------
COMMERCIAL PAPER - 7.2%
  CIT Group Holdings Inc., 5.38%, 7/17/96 .............       610,000       608,454
  General Electric Capital Corp., 5.29%, 8/20/96 ......       600,000       600,000
                                                                        -----------
TOTAL COMMERCIAL PAPER (Cost $1,208,454) ..............                   1,208,454
                                                                        -----------
CONVERTIBLE BONDS - 0.4%

JAPAN
  Softbank Corp., 0.5%, 3/29/02 (Cost $63,199)......... JPY 5,000,000        58,977
                                                                        -----------

                                                              Shares
                                                              ------
PREFERRED STOCKS - 1.9%

GERMANY
  RWE AG (Producer and marketer of petroleum
     and chemical products) ...........................         5,000       153,856
  SAP AG (Computer software manufacturer) .............         1,100       163,239
                                                                        -----------
    TOTAL PREFERRED STOCKS (Cost $299,949) ............                     317,095
                                                                        -----------
COMMON STOCKS - 86.0%

ARGENTINA 0.9%
  YPF S.A. "D" (ADR) (Petroleum company) ..............         6,500       146,250
                                                                        -----------
BRAZIL 2.9%
  Companhia Energetica de Minas Gerais (pfd.)
    (Electric power utility) ..........................     6,000,000       159,538
  Petroleo Brasileiro S/A (pfd.)*
    (Petroleum company) ...............................     1,300,000       159,886



  See notes to financial statements.

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO

INVESTMENT PORTFOLIO (CONTINUED)
JUNE 30, 1996
                                                                               MARKET
                                                               SHARES         VALUE($)
                                                               ------         --------

   Usinas Siderurgicas de Minas Gerais S/A (pfd.)
     (Non-coated flat products and electrolytic
      galvanized products) .............................     150,000,000       158,343
                                                                           -----------
                                                                               477,767
                                                                           -----------
CANADA 1.0%
   Canadian Pacific Ltd. (Ord.) (Transportation and
      natural resource conglomerate) ...................           7,500       164,256
                                                                           -----------
FRANCE 6.1%
   Carrefour (Hypermarket operator and food retailer) ..             300       168,188
   Christian Dior (Leading fashion house) ..............           1,000       130,242
   Compagnie Financiere de Paribas (Finance and
      investment company) ..............................           3,060       180,831
   Pinault-Printemps, SA (Distributor of consumer goods)             500       175,050
   Schneider SA* (Manufacturer of electronic
      components and automated manufacturing systems) ..           4,100       215,192
   Total SA "B" (International oil and gas exploration,
      development and production) ......................           2,000       148,438
                                                                           -----------
                                                                             1,017,941
                                                                           -----------
GERMANY 7.9%
   BASF AG (Manufacturer of diversified chemicals
      for industrial use) ..............................             500       143,007
   Bayer AG (Leading chemical producer) ................           5,700       201,443
   Daimler-Benz AG* (Automobile and truck manufacturer)              250       133,919
   Hoechst AG (Chemical producer) ......................           6,000       203,564
   Mannesmann AG (Bearer) (Diversified construction
      and technology company) ..........................             600       207,509
   Schering AG (Pharmaceutical and chemical producer) ..           2,000       145,572
   Siemens AG (Leading electrical engineering and
      electronics company) .............................           2,500       133,638
   VEBA AG (Electric utility, distributor of oil
      and chemicals) ...................................           2,800       148,883
                                                                           -----------
                                                                             1,317,535
                                                                           -----------
GHANA 0.8%
   Ashanti Goldfields Co., Ltd. (ADS)
      (Leading gold producer) ..........................           7,000       138,250
                                                                           -----------
HONG KONG 3.5%
   First Pacific Co., Ltd. (International management
      and investment company) ..........................         100,000       154,378



  See notes to financial statements.


                                                                        MARKET
                                                              SHARES    VALUE($)
                                                              ------    --------

   HSBC Holdings Ltd. (Bank) ............................     10,000       151,148
   Hutchinson Whampoa, Ltd. (Container terminal
      and real estate company) ..........................     22,000       138,410
   Television Broadcasts, Ltd.
      (Television broadcasting) .........................     38,000       142,609
                                                                       -----------
                                                                           586,545
                                                                       -----------
INDONESIA 1.7%
   Darya Varia Laboratoria (Producer of
      medicines and pharmaceuticals) ....................     68,960       141,475
   HM Sampoerna (Foreign registered) (Tobacco company) ..     13,000       148,013
                                                                       -----------
                                                                           289,488
                                                                       -----------
ITALY 2.8%
   Ente Nazionale Idrocarburi SpA (Exploration and
      production of oil, natural gas and chemicals) .....     32,000       159,684
   Luxottica Group SpA (ADR) (Manufacturer and
      marketer of eyeglasses) ...........................      2,000       146,750
   Telecom Italia Mobile SpA (Ord.) (Cellular
      telecommunication services) .......................     70,000       156,492
                                                                       -----------
                                                                           462,926
                                                                       -----------
JAPAN 27.0%
   Bridgestone Corp. (Leading automobile
      tire manufacturer) ................................     10,000       191,103
   Canon Inc. (Leading producer of visual image
      and information equipment) ........................      8,000       166,781
   DDI Corp. (Long distance telephone and
      cellular operator) ................................         18       157,345
   East Japan Railway Co. (Railroad operator) ...........         15        78,864
   Fujitsu Ltd. (Leading manufacturer of computers) .....     15,000       137,155
   Hitachi Ltd. (General electronics manufacturer) ......     12,000       111,919
   Hitachi Metals, Ltd. (Major producer of high-
      quality specialty steels) .........................     11,000       126,732
   Ishikawajima-Harima Heavy Industries Co.,
      Ltd. (Comprehensive heavy machinery manufacturer
      in aerospace and defense fields) ..................     21,000       102,729
   Itochu Corp. (Leading general trading company) .......     19,000       133,077
   Japan Associated Finance Co. (Venture capital company)      2,000       234,079
   Jusco Co., Ltd. (Major supermarket operator) .........      5,000       164,129
   Kajima Corp. (Leading contractor engaged in
      large-scale civil engineering projects) ...........     13,000       134,321





  See notes to financial statements.

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO

INVESTMENT PORTFOLIO (CONTINUED)
JUNE 30, 1996
                                                                           MARKET
                                                              SHARES      VALUE($)
                                                              ------      --------

   Kawasaki Steel Corp. (Major integrated steel maker) ..     40,000       144,470
   Keyence Corp. (Specialized manufacturer of sensors) ..      1,000       136,241
   Kokuyo (Leading manufacturer of paper stationery) ....      5,000       138,527
   Komori Corp. (Leading manufacturer of offset
      printing machines) ................................      6,000       153,614
   Kyocera Corp. (Leading ceramic package manufacturer) .      2,000       141,727
   Mabuchi Motor Co., Ltd. (Manufacturer of DC motors) ..      1,000        63,823
   Matsushita Electric Industrial Co., Ltd. (Leading
      manufacturer of consumer electronic products) .....      9,000       167,878
   Matsushita Electric Works, Inc.. (Leading maker of
      building materials and lighting equipment) ........      5,000        54,405
   Mitsubishi Heavy Industries, Ltd. (Diversified heavy
      machinery manufacturer and leading shipbuilder)  ..     16,000       139,423
   NSK Ltd. (Leading manufacturer of bearings and other
      machinery parts) ..................................     19,000       144,022
   Nisshin Steel Co., Ltd. (Blast furnace steel maker) ..     32,000       124,354
   Pioneer Electronics Corp. (Leading manufacturer
      of audio equipment) ...............................      7,000       167,055
   Ricoh Co., Ltd. (Leading maker of copiers and
      information equipment) ............................     13,000       137,887
   SMC Corp. (Leading maker of pneumatic equipment) .....      2,000       155,077
   Secom Co., Ltd. (Electronic security system operator)       2,000       132,401
   Sekisui Chemical Co., Ltd. (Leading chemical producer,
      PVC resin processor) ..............................     11,000       134,778
   Sumitomo Corp. (Leading general trading company) .....      7,000        62,342
   Sumitomo Electric Industries, Ltd. (Leading
      manufacturer of electric wires and cables .........     11,000       157,912
   Sumitomo Metal Industries, Ltd. (Leading integrated
      crude steel producer) .............................     45,000       138,253
   Sumitomo Metal Mining Co., Ltd. (Leading gold,
      nickel and copper mining company) .................     14,000       121,483
   THK Co., Ltd. (Manufacturer of linear motion
      systems for industrial machinery) .................      6,000       145,385
                                                                       -----------
                                                                         4,499,291
                                                                       -----------
KOREA 0.8%
   Pohang Iron & Steel Co., Ltd. (ADR)
      (Leading steel producer) ..........................      5,800       141,375
                                                                       -----------



  See notes to financial statements.


                                                                              MARKET
                                                                   SHARES     VALUE($)
                                                                   ------     -------
MALAYSIA 1.4%
   Malayan Banking Bhd. (Leading banking and
      financial services group) .............................      12,000      115,454
   Renong Bhd (Holding company involved in
      engineering, construction, financial services,
      telecommunication and information technology) .........      72,000      114,877
                                                                           -----------
                                                                               230,331
                                                                           -----------
NETHERLANDS 3.3%
   AEGON Insurance Group NV (Insurance company) .............       3,000      138,258
   Elsevier NV (International publisher of scientific,
      professional, business, and consumer information books)       9,000      136,675
   Heineken Holdings N.V. "A" (Brewery) .....................         700      141,519
   Wolters Kluwer CVA (Publisher) ...........................       1,200      136,429
                                                                           -----------
                                                                               552,881
                                                                           -----------
NEW ZEALAND 0.8%
   Telecom Corp. of New Zealand
      (Telecommunication services) ..........................      33,000      138,949
                                                                           -----------
PHILIPPINES 3.9%
   C & P Homes, Inc. (Home construction company) ............     165,000      143,273
   Manila Electric Co. "B" (Electric utility) ...............      15,000      157,443
   Metropolitan Bank and Trust Company
      (Commercial bank and trust company) ...................       3,700      103,798
   Philippine National Bank* (Bank) .........................       6,400      106,870
   SM Prime Holdings Corp.* (Leader in commercial
      center operations) ....................................     552,000      143,267
                                                                           -----------
                                                                               654,651
                                                                           -----------
PORTUGAL 1.0%
   Portugal Telecom SA (Telecommunication services) .........       6,500      169,997
                                                                           -----------
SPAIN 2.7%
   Acerinox, S.A. (Stainless steel producer) ................       1,200      125,151
   Compania Telefonica Nacional de Espana SA (ADR)
      (Telecommunication services) ..........................       3,000      165,375
   Iberdrola SA (Electric utility) ..........................      15,000      154,096
                                                                           -----------
                                                                               444,622
                                                                           -----------



  See notes to financial statements.

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO

INVESTMENT PORTFOLIO (CONTINUED)
JUNE 30, 1996

                                                                        MARKET
                                                             SHARES     VALUE($)
                                                             ------     -------
SWEDEN 3.8%
   AGA AB Free"B" (Producer and distributor of
      industrial and medical gases) ....................      8,600       148,097
   Astra AB "A" (Free) (Pharmaceutical company) ........      1,600        70,816
   Hennes & Mauritz AB "B" (Free) (Clothing and
      cosmetics retailer throughout Europe) ............      2,000       185,801
   L.M. Ericsson Telephone Co. "B" (ADR) (Leading
      manufacturer of cellular telephone equipment) ....      7,000       150,500
   S.K.F. AB "B" (Free)(Manufacturer of roller bearings)      3,000        71,375
                                                                      -----------
                                                                          626,589
                                                                      -----------
SWITZERLAND 5.9%
   Adia SA (Personnel and temporary employment company)         600       150,702
   Brown, Boveri & Cie. AG (Bearer)
      (Manufacturer of electrical equipment) ...........        120       148,590
   Elektrowatt AG (Bearer) (Holding company: owner
      of electric plants and interests in hydro and
      nuclear power plants) ............................        375       138,883
   Holderbank Financiere Glaris AG (Bearer)
      (Cement producer) ................................        200       159,981
   SGS Holdings SA (Bearer) (Trade inspection company) .         70       167,700
   Sandoz Ltd. AG (Registered) (Pharmaceutical company)         190       217,486
                                                                      -----------
                                                                          983,342
                                                                      -----------
THAILAND 0.8%
   Bangkok Bank Ltd. (Foreign registered)
      (Leading commercial bank) ........................      5,000        67,756
   Thai Farmers Bank (Foreign registered)
      (Commercial bank) ................................      6,000        65,708
                                                                      -----------
                                                                          133,464
                                                                      -----------
UNITED KINGDOM 7.0%
   BOC Group PLC (Producer of industrial gases) ........      7,300       104,696
   British Petroleum PLC (Major integrated
      world oil company) ...............................     16,000       140,391
   Carlton Communications PLC (Television post
      production products and services) ................     25,500       205,136
   PowerGen PLC (Electric utility) .....................     16,000       116,537
   RTZ Corp., PLC (Mining and finance company) .........     10,000       148,001
   Reuters Holdings PLC (International news agency) ....     12,000       145,174
   Thorn EMI PLC (Amusement and recreational services) .      5,200       144,876





  See notes to financial statements.



                                                                       MARKET
                                                             SHARES    VALUE($)
                                                             ------    -------

   Zeneca Group PLC (Holding company: manufacturing and
      marketing of pharmaceutical and agrochemical
      products and specialty chemicals).................     7,000      154,803
                                                                    -----------
                                                                      1,159,614
                                                                    -----------
TOTAL COMMON STOCKS (Cost $14,136,225)..................             14,336,064
                                                                    -----------
===============================================================================


TOTAL INVESTMENTS - 100.0% (cost $16,465,827) (a).......            $16,678,590
                                                                    ===========

----------

*    Non-income producing security.

(a) Cost for federal income tax purposes was $16,465,827. At June 30, 1996, net unrealized appreciation for all securities based on tax cost was $212,763. This consisted of aggregate gross unrealized appreciation for all securities in which there was an excess of market value over tax cost of $538,508 and unrealized depreciation for all securities in which there was an excess of tax cost over market value of $325,745.

(b)  Principal amount stated in U.S. dollars unless otherwise noted.

     Currency Abbreviations
     ----------------------
     JPY   Japanese Yen


Sector breakdown of the Portfolio's equity securities is noted on page 4.

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO

STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)
JUNE 30, 1996


ASSETS
Investments, at market (identified cost $16,465,827) (note 2) ......          $16,678,590
Cash ...............................................................                  793
Foreign currency holdings, at market (identified cost $461) (note 2)                  463
Receivable for investments sold ....................................                3,816
Dividend and interest receivable ...................................               33,693
Foreign tax recoverable ............................................                8,111
Deferred organizational expenses (note 2) ..........................               26,295
Due from adviser (note 5) ..........................................               79,477
                                                                              -----------
    Total assets ...................................................           16,831,238

LIABILITIES
Payable for investments purchased ..................................  $677,240
Management fee payable (note 5) ....................................    28,621
Accrued expenses (note 5) ..........................................    44,456
                                                                      --------
    Total liabilities ..............................................              750,317
                                                                              -----------
Net assets, at market value ........................................          $16,080,921
                                                                              ===========
NET ASSETS
Net assets consist of:
   Undistributed net investment income .............................          $    96,930
   Net unrealized appreciation on:
       Investments .................................................              212,763
       Foreign currency related transactions .......................                 (963)

   Accumulated net realized loss ...................................              (19,819)
   Capital Stock ($.001 par value) .................................                1,316
   Additional paid-in capital ......................................           15,790,694
                                                                              -----------
Net assets, at market value ........................................          $16,080,921
                                                                              ===========

NET ASSET VALUE, offering and redemption price per share
  ($16,080,921[divided by]1,315,555 outstanding shares of Capital
  Stock, $.001 par value, 100,000,000 shares authorized)...........           $     12.22
                                                                              ===========



  See notes to financial statements.

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE PERIOD APRIL 3, 1996* TO JUNE 30, 1996

INVESTMENT INCOME

Dividend (net of foreign taxes withheld of $7,672) ...                    $ 69,663
Interest .............................................                      57,478
                                                                          --------
                                                                           127,141
EXPENSES:

Management fee (note 5) ..............................      $ 28,621
Shareholder services (note 5) ........................         5,917
Custodian and accounting fees (note 5) ...............        32,181
Directors' fees and expenses (note 5) ................         4,025
Reports to shareholders ..............................         4,617
Auditing .............................................        25,000
Legal ................................................         4,325
Amortization of organization expense (note 2) ........         1,205
Registration fees ....................................        19,389
Miscellaneous fees ...................................         2,323
                                                             -------
Total expenses before reductions .....................       127,603
Expense reductions (note 5) ..........................       (97,392)
                                                             -------
Expenses, net ........................................                      30,211
                                                                          --------
NET INVESTMENT INCOME ................................                      96,930
                                                                          --------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized loss from:
    Investments ......................................       (13,058)
    Foreign currency related transactions ............        (6,761)      (19,819)
                                                             -------
Net unrealized gain (loss) from:
    Investments ......................................       212,763
    Foreign currency related transactions ............          (963)      211,800
                                                             -------      --------
Net gain on investments ..............................                     191,981
                                                                          --------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS .                    $288,911
                                                                          ========


*  Commencement of operations



  See notes to financial statements.

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
                                                                 FOR THE PERIOD
                                                                  APRIL 3, 1996
                                                                (COMMENCEMENT OF
                                                                 OPERATIONS) TO
                                                                  JUNE 30, 1996
                                                                ----------------
INCREASE (DECREASE) IN NET ASSETS

OPERATIONS:

Net investment income ......................................     $     96,930
Net realized loss on investments ...........................          (19,819)
Net unrealized appreciation on investments during the period          211,800
                                                                 ------------
Net increase in net assets resulting from operations .......          288,911

CAPITAL STOCK TRANSACTIONS:
Proceeds from sale of shares ...............................       15,790,810
                                                                 ------------
Total increase in net assets ...............................       16,079,721
                                                                 ------------
NET ASSETS:
Beginning of period ........................................            1,200
                                                                 ------------
End of period ..............................................     $ 16,080,921
                                                                 ============

OTHER INFORMATION
INCREASE (DECREASE) IN FUND SHARES
Shares outstanding at beginning of period ..................              100
Shares sold ................................................        1,315,455
                                                                 ------------
Shares outstanding at end of period ........................        1,315,555
                                                                 ============



  See notes to financial statements.

INTERNATIONAL INTERNATIONAL EQUITY PORTFOLIO
FINANCIAL HIGHLIGHTS (UNAUDITED)

THE FOLLOWING TABLE INCLUDES SELECTED DATA FOR A SHARE OUTSTANDING THROUGHOUT
EACH PERIOD AND OTHER PERFORMANCE INFORMATION DERIVED FROM THE FINANCIAL
STATEMENTS.

                                                                    FOR THE PERIOD
                                                                     APRIL 3, 1996
                                                                    (COMMENCEMENT
                                                                    OF OPERATIONS)
                                                                      TO JUNE 30,
                                                                         1996
                                                                    --------------


Net asset value, beginning of period ...........................         $12.00
                                                                         ------
Income from Investment Operations:
Net investment income (a) ......................................            .07
Net realized and unrealized gain (loss) on investments .........            .15
                                                                         ------
Total from investment operations ...............................            .22
                                                                         ------
Net asset value, end of period .................................         $12.22
                                                                         ======
TOTAL RETURN (%) (d) ...........................................           1.83(b)
RATIOS AND SUPPLEMENTARY DATA
Net assets, end of period ($ millions) .........................             16
Ratio of operating expenses, to average daily net assets (%) (a)            .95(c)
Ratio of net investment income, to average daily net assets (%)            3.05(c)
Portfolio turnover rate (%) ....................................           1.90(c)
Average commission rate paid ...................................         $.0004

(a)  Reflects a per share amount of expense reductions .........         $  .07
     Operating expense ratio before expense reductions (%) .....           4.01(c)
(b)  Not annualized
(c)  Annualized
(d)  Total returns are higher due to maintenance of the Fund's expenses.



INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1.  ORGANIZATION

        Institutional International Equity Portfolio (the "Portfolio") is a portfolio of Scudder Institutional Fund, Inc. (the "Company") which is an open-end, diversified management investment company. Currently the Portfolio is comprised of a single class of shares ("Barrett International Shares").

2.  SIGNIFICANT ACCOUNTING POLICIES

        The Portfolio's financial statements are prepared in accordance with generally accepted accounting principles which require the use of management estimates. Significant accounting policies followed by the Portfolio are:

        (a) Security Valuation--Portfolio securities which are traded on U.S. or foreign stock exchanges are valued at the most recent sale price reported on the exchange on which the security is traded most extensively. If no sale occurred, the security is then valued at the calculated mean between the most recent bid and asked quotations. If there are no such bid and asked quotations, the most recent bid quotation is used. Securities quoted on the National Association of Securities Dealers Automatic Quotation ("NASDAQ") System, for which there have been sales, are valued at the most recent sale price reported on such system. If there are no such sales, the value is the high or "inside" bid quotation. Securities which are not quoted on the NASDAQ System but are traded in another over-the-counter market are valued at the most recent sale price on such market. If no sale occurred, the security is then valued at the calculated mean between the most recent bid and asked quotations. If there are no such bid and asked quotations, the most recent bid quotation shall be used.

Portfolio debt securities with remaining maturities greater than sixty days are valued by pricing agents approved by the officers of the Portfolio, which quotations reflect broker/dealer-supplied valuations and electronic data processing techniques. If the pricing agents are unable to provide such quotations, the most recent bid quotation supplied by a bona fide market maker shall be used. Short-term investments having a maturity of sixty days or less are valued at amortized cost.

All other securities are valued at their fair value as determined in good faith by the Valuation Committee of the Board of Directors.

        (b) Foreign Currency Transactions--The books and records of the Portfolio are maintained in U.S. dollars. Foreign currency transactions are translated into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and other liabilities at the daily rates of exchange, and

(ii) purchases and sales of investment securities, dividend and interest income and certain expenses at the rates of exchange prevailing on the respective dates of such transactions.

The Portfolio does not isolate that portion of gains and losses on investments which is due to changes in foreign exchange rates from that which is due to changes in market prices of the investments. Such fluctuations are included with the net realized and unrealized gains and losses from investments.

Net realized and unrealized gain (loss) from foreign currency related transactions includes gains and losses between trade and settlement dates on securities transactions, gains and losses arising from the sales of foreign currency, and gains and losses between the ex and payment dates on dividends, interest, and foreign withholding taxes.

        (c) Federal Income Taxes--The Fund intends to qualify as a regulated investment company under subchapter M of the Internal Revenue Code and to distribute all taxable income, including any realized net capital gains, to shareholders. Therefore, no Federal income tax provision is required.

        (d) Distribution of Income and Gains--Distributions of net investment income are made annually. During any particular year net realized gains from investment transactions, in excess of available capital loss carryforwards, would be taxable to the Portfolio if not distributed and, therefore, will be distributed to shareholders annually. An additional distribution may be made to the extent necessary to avoid the payment of a four percent federal excise tax.

The timing and characterization of certain income and capital gains distributions are determined annually in accordance with federal tax regulations which may differ from generally accepted accounting principles. As a result, net investment income (loss) and net realized gain (loss) on investment transactions for a reporting period may differ significantly from distributions during such period. Accordingly, the Portfolio may periodically make reclassifications among certain of its capital accounts without impacting the net asset value of the Portfolio.

        (e) Organization Costs--Costs incurred by the Portfolio in connection with its organization have been deferred and are being amortized on a straight-line basis over a five-year period.

        (f) Other--Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income and distributions to shareholders are recorded on the ex-dividend dates.

3.  REPURCHASE AGREEMENTS

        It is the Portfolio's policy to obtain possession, through its custodian, of the securities underlying each repurchase agreement to which it is a party, either through physical delivery or book entry transfer in the Federal Reserve System or Participants Trust Company. Payment by the Company in respect of a repurchase agreement is authorized only when proper delivery of the underlying securities is made to the Company's custodian. The Company's investment manager values such underlying securities each business day using quotations obtained from a reputable, independent source. If the Company's investment manager determines that the value of such underlying securities (including accrued interest thereon) does not at least equal the value of each repurchase agreement (including accrued interest thereon) to which such securities are subject, it will ask for additional securities to be delivered to the Company's custodian. In connection with each repurchase agreement transaction, if the seller defaults and the value of the collateral declines or if the seller enters an insolvency proceeding, realization of the collateral by the Company may be delayed or limited.

4 PURCHASES AND SALES OF SECURITIES

        For the period April 3, 1996 (commencement of operations) to June 30, 1996, purchases and sales of securities (excluding short-term investments) aggregated $14,571,508 and $59,192, respectively.

5.  MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

        The Company retains Scudder, Stevens & Clark, Inc. ("Scudder") as investment manager for the Portfolio, pursuant to an investment advisory agreement between Scudder and the Company on behalf of the Portfolio, for a management fee payable each month, based upon the average daily value of the Portfolio's net assets, at an annual rate of 0.90%. Scudder has agreed not to impose all or a portion of its management fee until April 30, 1997, and during such period to maintain the annualized expenses of the Portfolio at not more than 0.95% of average daily net assets. For the period April 3, 1996 (commencement of operations) to June 30, 1996, Scudder did not impose any of its fee amounting to $28,621. In addition, Scudder reimbursed expenses amounting to $50,856.

        Under certain state regulations, if the total expenses of the Portfolio, exclusive of taxes, interest, and extraordinary expenses exceed certain limitations, the Company's investment adviser is required to reimburse the Portfolio for such excess up to the amount of the management fee. For the period April 3, 1996 (commencement of operations) to June 30, 1996, no such reimbursement was required.

        Scudder Service Corporation ("SSC"), a subsidiary of Scudder, is the Portfolio's shareholder service, transfer and dividend disbursing agent. For the period April 3, 1996 (commencement of operations) to June 30, 1996, SSC did not impose any of its fee amounting to $5,500.

INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


        Scudder Fund Accounting Corporation ("SFAC"), a subsidiary of Scudder, is responsible for determining the daily net asset value per share and maintaining the portfolio and general accounting records for the Portfolio. For the period April 3, 1996 (commencement of operations) to June 30, 1996, SFAC did not impose any of its fees amounting to $12,415.

        The Company has a compensation arrangement under which payment of Directors' fees may be deferred. Interest is accrued (based on the rate of return earned on the 90 day Treasury Bill as determined at the beginning of each calendar quarter) on the deferred balances and is included in "Directors' fees and expenses." For the period April 3, 1996 (commencement of operations) to June 30, 1996, directors' fees and expenses amounted to $4,025. The accumulated balance of deferred directors' fees and interest thereon relating to the Portfolio aggregated $729, which is included in accrued expenses of the Portfolio.

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                                       21
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                                       22
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                                       23

                  Institutional International Equity Portfolio

                    345 Park Avenue, New York, New York 10154
                                 (800) 854-8525


Investment Manager
Scudder, Stevens & Clark, Inc.
345 Park Avenue New York,
New York 10154

Distributor
Scudder Investor Services,  Inc.
Two International Place
Boston,  Massachusetts  02110

Custodian
State  Street  Bank and Trust Company
225 Franklin Street
Boston,  Massachusetts 02110

Fund Accounting Agent
Scudder  Fund   Accounting  Corporation
Two   International   Place
Boston, Massachusetts  02110

Transfer  Agent and
Dividend  Disbursing  Agent
Scudder Service  Corporation
P.O. Box 9242
Boston,  Massachusetts  02205

Legal Counsel
Sullivan & Cromwell
New York, New York

                 ---------------------------------------------

This report is for the information of the shareholders. Its use in connection with any offering of the Company's shares is authorized only in case of a concurrent or prior delivery of the Company's current prospectus.


                           Institutional International
                                Equity Portfolio


                          BARRETT INTERNATIONAL SHARES

--------------------------------------------------------------------------------

                                 Mid-Year Report
                                  June 30, 1996

Institutional
DRAFT 8/25/97

                                     PART C

                                OTHER INFORMATION


Item 15.       Indemnification
--------       ---------------
               A policy of insurance covering Scudder, Stevens & Clark, Inc., its affiliates including Scudder Investor Services, Inc., and all of the registered investment companies advised by Scudder, Stevens & Clark, Inc. insures the Registrant's directors and officers and others against liability arising by reason of an alleged breach of duty caused by any negligent act, error or accidental omission in the scope of their duties.

               Article Tenth of the Registrant's Articles of Incorporation state as follows:

               TENTH: Liability and Indemnification

                    To the fullest  extent  permitted  by the  Maryland  General
               Corporation Law and the Investment Company Act of 1940, no director or officer of the Corporation shall be liable to the Corporation or to its stockholders for damages. The limitation on liability applies to events occurring at the time a person serves as a director or officer of the Corporation, whether or not such person is a director or officer at the time of any proceeding in which liability is asserted. No amendment to these Articles of Amendment and Restatement or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

                    The Corporation, including its successors and assigns, shall indemnify its directors and officers and make advance payment of related expenses to the fullest extent permitted, and in accordance with the procedures required by Maryland law, including Section 2-418 of the Maryland General Corporation law, as may be amended from time to time, and the Investment Company Act of 1940. They By-Laws may provide that the Corporation shall indemnify its employees and/or agents in any manner and within such limits as permitted by applicable law. Such indemnification shall be in addition to any other right or claim to which any director, officer, employee or agent may otherwise be entitled.

                    The  Corporation  may  purchase  and  maintain  insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the Corporation would have had the power to indemnify against such liability.

                    The rights  provided to any person by this Article  shall be enforceable against the Corporation by such person who shall be presumed to have relied upon such rights in serving or continuing to serve in the capacities indicated herein. No amendment of these Articles of Amendment and Restatement shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

                    Nothing in these Articles of Amendment and Restatement shall be deemed to (i) require a waiver of compliance with any provision of the Securities Act of 1933, as amended, or the Investment Company Act of 1940, as amended, or of any valid rule, regulation or order of the Securities and Exchange Commission under those Acts or (ii) protect any director or officer



                                      -51-
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DRAFT 8/25/97


               of the Corporation against any liability to the Corporation or its stockholder to which he would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of his or her duties or by reason of his or her reckless disregard of his or her obligations and duties hereunder.

               Article V of Registrant's Amended and Restated By-Laws states as follows:

                          INDEMNIFICATION AND INSURANCE
                          -----------------------------

               Section 1. Indemnification of Directors and Officers. Any person who was or is a party or is threatened to be made a party in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is a current or former Director or officer of the Corporation, or is or was serving while a Director or officer of the Corporation at the request of the Corporation as a Director, officer, partner, trustee, employee, agent or fiduciary or another corporation, partnership, joint venture, trust, enterprise or employee benefit plan, shall be indemnified by the Corporation against judgments, penalties, finds, excise taxes, settlements and reasonable expenses (including attorneys' fees) actually incurred by such person in connection with such action, suit or proceeding to the fullest extent permissible under the Maryland General Corporation Law, the Securities Act of 1933 and the 1940 Act, as such statutes are now or hereafter in force, except that such indemnity shall not protect any such person against any liability to the Corporation or any stockholder thereof to which such person would otherwise be subject to reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct".

               Section 2. Advances. Any current or former Director or officer of the Corporation claiming indemnification within the scope of this
               Article V shall be entitled to advances from the Corporation for payment of the reasonable expenses incurred by him in connection with proceedings to which he is a party in the manner and to the fullest extent permissible under the Maryland General Corporation Law, the Securities Act of 1933 and the 1940 Act, as such statutes are now or hereafter in force; provided however, that the person seeking indemnification shall provide to the Corporation a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met and a written undertaking by or on behalf of the Director to repay any such advance if it is ultimately determined that he is not entitled to indemnification, and provided further that at least one of the following additional conditions is met: (1) the person seeking indemnification shall provide a security in form and amount acceptable to the Corporation for his undertaking; (2) the Corporation is insured against losses arising by reason of the advance; or (3) a majority of a quorum of Directors of the Corporation who are neither "interested persons" as defined in
               Section 2(a)(19) of the 1940 Act, as amended, nor parties to the proceeding ("disinterested non-party Directors") or independent legal counsel, in a written opinion, shall determine, based on a review of facts readily available to the Corporation at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

               Section 3. Procedure. At the request of any current of former Director or officer, or any employee or agent whom the Corporation proposes to indemnify, the Board of Directors shall determine, or cause to be determined, in a manner consistent with the Maryland General Corporation Law, the Securities Act of 1933 and the 1940 Act, as such statutes are now or hereafter in force, whether the standards required by this Article V have been met; provided, however, that indemnification shall be made only following: (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was



                                      -52-
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DRAFT 8/25/97

               not liable by reason of disabling conduct; or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct, by (a) the vote of the majority of a quorum of disinterested non-party Directors or (b) an independent legal counsel in a written opinion.

               Section 4. Indemnification of Employees and Agents. Employees and agents who are not officers or Directors of the Corporation may be indemnified, and reasonable expenses may be advanced to such employees or agents, in accordance with the procedures set forth in this Article V to the extent permissible under the Maryland General Corporation Law, the Securities Act of 1933 and 1940 Act, as such statutes are now or hereafter in force, and to such further extent, consistent with the foregoing, as may be provided by action of the Board of Directors or by contract.

               Section 5. Other  Rights.  The  indemnification  provided by this
               Article V shall not be deemed exclusive of any other right, in respect of indemnification or otherwise, to which those seeking such indemnification may be entitled under any insurance or other agreement, vote of stockholders or disinterested Directors or otherwise, both as to action by a Director or officer of the Corporation in his official capacity and as to action by such person in another capacity while holding such office or position, and shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

               Section 6. Constituent, Resulting or Surviving Corporations. For the purposes of this Article V, references to the "Corporation" shall include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a Director, officer, employee or agent of a constituent corporation or is or was serving at the request of a constituent corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under this Article V with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

         Item 16.          Exhibits

                           1. (a)     Articles of Amendment and Restatement of the Registrant as of January 24,
                                      1991.  (Incorporated by reference to Exhibit 1(a) to Post-Effective
                                      Amendment No. 56 to the Registration Statement.)

                              (b)     Articles Supplementary dated September 17, 1992. (Incorporated by reference to Exhibit 1(b) to Post-Effective Amendment No. 56 to the Registration
                                      Statement.)

                              (c)     Articles Supplementary dated December 1, 1992. (Incorporated by reference to Exhibit 1(c) to Post-Effective Amendment No. 56 to the Registration
                                      Statement.)

                              (d)     Articles Supplementary dated August 3, 1994. (Incorporated by reference to
                                      Exhibit 1(d) to Post-Effective Amendment No. 56 to the Registration
                                      Statement.)

                              (e)     Articles Supplementary dated February 20, 1996.  (Incorporated by reference to Exhibit 1(e) to Post-Effective Amendment No. 56 to the Registration
                                      Statement.)



                                      -53-


Institutional
DRAFT 8/25/97

                              (f)     Articles Supplementary dated September 5, 1996.  (Incorporated by reference to Exhibit 1(f) to Post-Effective Amendment No. 56 to the Registration
                                      Statement.)

                              (g)     Articles Supplementary dated December 12, 1996.  (Incorporated by reference to Post -Effective Amendment No. 56 to the Registration Statement.)

                              (h)     Articles Supplementary dated March 3, 1997.  (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                           2. (a)     Amended and Restated By-Laws of the Registrant dated March 4, 1991.
                                      (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (b)     Amended and Restated By-Laws of the Registrant dated September 20, 1991.
                                      (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (c)     Amended and Restated By-Laws of the Registrant dated December 12, 1991.
                                      (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (d)     Amended and Restated By-Laws of the Registrant dated September 4, 1996.
                                      (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                           3.         Not Applicable.

                           4.         Agreement and Plan of Reorganization is filed herein;

                           5.         Not Applicable.

                           6. (a)     Investment Management Agreement between the Registrant, on behalf of
                                      Scudder International Fund, and Scudder, Stevens & Clark, Inc. dated
                                      December 14, 1990. (Incorporated by reference to Post-Effective Amendment
                                      No. 56 to the Registration Statement.)

                              (b)     Investment Management Agreement between the Registrant, on behalf of
                                      Scudder Latin America Fund, and Scudder, Stevens & Clark, Inc. dated
                                      December 7, 1992. (Incorporated by reference to Post-Effective Amendment
                                      No. 56 to the Registration Statement.)

                              (c)     Investment Management Agreement between the Registrant, on behalf of
                                      Scudder Pacific Opportunities Fund, and Scudder, Stevens & Clark, Inc.
                                      dated December 7, 1992. (Incorporated by reference to Post-Effective
                                      Amendment No. 56 to the Registration Statement.)

                              (d)     Investment Management Agreement between the Registrant, on behalf of
                                      Scudder Greater Europe Growth Fund, and Scudder, Stevens & Clark, Inc.
                                      dated October 10, 1994.  (Incorporated by reference to Post-Effective
                                      Amendment No. 56 to the Registration Statement.)



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                              (e)     Investment Management between the Registrant on behalf of Scudder
                                      International Fund, and Scudder, Stevens & Clark, Inc. dated September 8,
                                      1994.  (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (f)     Investment Management Agreement between the Registrant, on behalf of
                                      Scudder Emerging Markets Growth Fund and Scudder, Stevens & Clark, Inc.
                                      dated May 8, 1996.  (Incorporated by reference to Post-Effective Amendment
                                      No. 56 to the Registration Statement.)

                              (g)     Investment Management Agreement between the Registrant, on behalf of
                                      Scudder International Growth and Income Fund, and Scudder, Stevens & Clark,
                                      Inc. dated June 10, 1997. (Incorporated by reference to Post-Effective
                                      Amendment No. 56 to the Registration Statement.)

                              (h)     Investment Management Agreement between the Registrant, on behalf of
                                      Scudder International Fund, and Scudder, Stevens & Clark, Inc. dated
                                      September 5, 1996.  (Incorporated by reference to Post-Effective Amendment
                                      No. 56 to the Registration Statement.)

                           7. (a)     Underwriting Agreement between the Registrant and Scudder Investor
                                      Services, Inc., formerly Scudder Fund Distributors, Inc., dated July 15,
                                      1985. (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (b)     Underwriting Agreement between the Registrant and Scudder Investor
                                      Services, Inc. dated September 17, 1992. (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                           8.         Not Applicable.

                           9. (a)(1)  Custodian Contract between the Registrant and Brown Brothers Harriman & Co.
                                      dated April 14, 1986. (Incorporated by reference to Post-Effective
                                      Amendment No. 56 to the Registration Statement.)

                              (a)(2)  Custodian Contract between the Registrant, on behalf of Scudder Latin
                                      America Fund, and Brown Brothers Harriman & Co. dated November 25, 1992.
                                      (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (a)(3)  Custodian Contract between the Registrant, on behalf of Scudder Pacific
                                      Opportunities Fund, and Brown Brothers Harriman & Co. dated November 25,
                                      1992. (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (a)(4)  Custodian Contract between the Registrant, on behalf of Scudder Greater
                                      Europe Growth Fund, and Brown Brothers Harriman & Co. dated October 10,
                                      1994.  (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (a)(5)  Fee schedule for Exhibit 9(a)(1). (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)



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                              (a)(6)  Revised fee schedule for Exhibit 9(a)(1).  (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                              (a)(7)  Custodian Contract between the Registrant and Brown Brothers Harriman & Co.
                                      dated March 7, 1995.  (Incorporated by reference to Post-Effective
                                      Amendment No. 56 to the Registration Statement.)

                              (a)(8)  Fee schedule for Exhibit 9(a)(7).  (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                              (b)(1)  Master Subcustodian Agreement between Brown Brothers Harriman & Co. and
                                      Morgan Guaranty Trust Company of New York, Tokyo office, dated November 8,
                                      1976. (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (b)(2)  Fee schedule for Exhibit 9(b)(1). (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                              (c)(1)  Master Subcustodian Agreement between Brown Brothers Harriman & Co. and
                                      Morgan Guaranty Trust Company of New York, Brussels office, dated November
                                      15, 1976. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                              (c)(2)  Fee schedule for Exhibit 9(c)(1). (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                              (d)(1)  Subcustodian Agreement between Brown Brothers Harriman & Co. and The Bank of New York, London office, dated January 30, 1979. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                              (d)(2)  Fee schedule for Exhibit 9(d)(1). (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                              (e)(1)  Master Subcustodian Agreement between Brown Brothers Harriman & Co. and The
                                      Chase Manhattan Bank, N.A., Singapore office, dated June 9, 1980.
                                      (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (e)(2)  Fee schedule for Exhibit 9(e)(1). (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                              (f)(1)  Master Subcustodian Agreement between Brown Brothers Harriman & Co. and The
                                      Chase Manhattan Bank, N.A., Hong Kong office, dated June 4, 1979.
                                      (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (f)(2)  Fee schedule for Exhibit 9(f)(1). (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                              (g)(1)  Master Subcustodian Agreement between Brown Brothers Harriman & Co. and
                                      Citibank, N.A. New York office, dated July 16, 1981. (Incorporated by



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                                      reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                              (g)(2)  Fee schedule for Exhibit 9(g)(1). (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                         10.          Not Applicable

                         11.          Opinion and Consent of Dechert Price & Rhoads.  (Filed with Registrant's notice pursuant to Rule 24f-2.)

                         12.          Opinion  and, and consent to their use, of
                                      counsel or, in lieu of an opinion,  a copy
                                      of the revenue  ruling  from the  Internal
                                      Revenue   Service,   supporting   the  tax
                                      matters and  consequences  to shareholders
                                      discussed in the  prospectus.  To be filed
                                      by pre-effective amendment.

                         13.  (a)(1)  Transfer Agency and Service Agreement between the Registrant and Scudder
                                      Service Corporation dated October 2, 1989. (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                              (a)(2)  Fee schedule for Exhibit 13(a)(1). (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                              (a)(3)  Service Agreement between Copeland Associates, Inc. and Scudder Service
                                      Corporation dated June 8, 1995.
                                      (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (b)      Letter Agreement between the Registrant and Cazenove, Inc. dated January
                                      23, 1978, with respect to the pricing of securities. (Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement.)

                              (c)(1)  COMPASS Service Agreement between the Registrant and Scudder Trust Company dated January 1, 1990. (Incorporated by reference to Post-Effective
                                      Amendment No. 56 to the Registration Statement.)

                              (c)(2)  Fee schedule for Exhibit (13)(c)(1). (Incorporated by reference to
                                      Post-Effective Amendment No. 56 to the Registration Statement.)

                              (c)(3)  COMPASS  and TRAK 2000  Service  Agreement between the  Registrant  and
                                      Scudder Trust Company dated October 1, 1995.
                                      (Incorporated   by  reference  to  Exhibit 9(c)(3) to Post-Effective Amendment
                                      No. 56 to the Registration Statement.)

                              (d)(1)  Shareholder Services Agreement between the Registrant and Charles Schwab &
                                      Co., Inc. dated June 1, 1990. (Incorporated by reference to Post-Effective
                                      Amendment No. 56 to the Registration Statement.)

                              (d)(2)  Administrative Services Agreement between the Registrant and McGladrey &
                                      Pullen, Inc. dated September 30, 1995.
                                      (Incorporated by reference to Exhibit 9(d)(2) to Post-Effective Amendment
                                      No. 56 to the Registration Statement.)



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                              (e)(1)  Fund Accounting Services Agreement between the Registrant, on behalf of
                                      Scudder Greater Europe Growth Fund, and Scudder Fund Accounting Corporation
                                      dated October 10, 1994.
                                      (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                              (e)(2)  Fund Accounting Services Agreement between the Registrant, on behalf of
                                      Scudder International Fund, and Scudder Fund Accounting Corporation dated
                                      April 12, 1995. (Incorporated by reference to Post-Effective Amendment No.
                                      56 to the Registration Statement.)

                              (e)(3)  Fund Accounting Services Agreement between the Registrant, on behalf of
                                      Scudder Latin America Fund dated May 17, 1995.
                                      (Incorporated by reference to Exhibit 9(e)(3) to Post-Effective Amendment
                                      No. 56 to the Registration Statement.)

                              (e)(4)  Fund Accounting Services Agreement between the Registrant, on behalf of
                                      Scudder Pacific Opportunities Fund dated May 5, 1995.
                                      (Incorporated by reference to Exhibit 9(e)(4) to Post-Effective Amendment
                                      No. 56 to the Registration Statement.)

                              (e)(5)  Fund Accounting Services Agreement between the Registrant, on behalf of
                                      Scudder Emerging Markets Growth Fund dated May 8, 1996.
                                      (Incorporated by reference to Exhibit 9(e)(5) to Post-Effective Amendment
                                      No. 56 to the Registration Statement.)

                              (e)(6)  Fund Accounting Services Agreement between the Registrant, on behalf of
                                      Scudder International Growth and Income Fund dated June 3, 1997.
                                      (Incorporated by reference to Post-Effective Amendment No. 56 to the
                                      Registration Statement.)

                         14.  (a)     Consent of Coopers & Lybrand L.L.P. filed herewith.

                              (b)     Consent of Price Waterhouse L. L.P. filed herewith.

                         15.          Not Applicable

                         16.          Not Applicable

                         17.          Not Applicable

         Item 17.          Undertakings

               (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(C) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

               (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each



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               post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts on the 25th day of August, 1997.

                                       Scudder International Fund, Inc.


                                       By: /s/ Thomas F. McDonough
                                           ---------------------------
                                           Thomas F. McDonough, Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated. By so signing, each of the undersigned in his capacity as a trustee or officer, or both, as the case may be, of the Registrant, does hereby appoint David Lee, Thomas F. McDonough and Sheldon A. Jones and each of them, severally, or if more than one acts, a majority of them, his true and lawful attorney and agent to execute in his name, place and stead (in such capacity) any and all amendments to the Registration Statement and any post-effective amendments thereto and all instruments necessary or desirable in connection therewith, to attest the seal of the Registrant thereon and to file the same with the Securities and Exchange Commission. Each of said attorneys and agents shall have the power to act with or without the other and have full power and authority to do and perform in the name and on behalf of each of the undersigned, in any and all capacities, every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as each of the undersigned might or could do in person, hereby ratifying and approving the act of said attorneys and agents and each of them.


               SIGNATURE                                   TITLE                                    DATE
               ---------                                   -----                                    ----

/s/Daniel Pierce                                 Chairman of the Board and
Daniel Pierce                                            Director                             August 21, 1997

/s/Paul Bancroft III                                     Director
Paul Bancroft III                                                                              August 25, 1997

/s/Nicholas Bratt                                        Director
Nicholas Bratt                                                                                 August 25, 1997

/s/Thomas J. Devine                                      Director
Thomas J. Devine                                                                               August 21, 1997

/s/Keith R. Fox                                          Director
Keith R. Fox                                                                                   August 25, 1997

/s/William H. Gleysteen, Jr.                             Director
William H. Gleysteen, Jr.                                                                      August 21, 1997

/s/David S. Lee                                          Director
David S. Lee                                                                                   August 25, 1997



                                      -60-

/s/William H. Luers                                      Director
William H. Luers                                                                               August 21, 1997

/s/ Wilson Nolen                                         Director
Wilson Nolen                                                                                   August 25, 1997

-----------------                                        Director
Kathryn L. Quirk                                                                               August __, 1997

/s/ Dr. Gordon Shillinglaw                               Director
Dr. Gordon Shillinglaw                                                                         August 21, 1997

/s/ Pamela A. McGrath                       (Principal Financial and
Pamela A. McGrath                         Accounting Officer) Treasurer                        August 25, 1997


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